UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Ricardo Gómez Barredo

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and /or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

This Form 6-K is incorporated by reference into BBVA’s Registration Statement on Form F-3 (File No. 333-190136) filed with the Securities and Exchange Commission.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA”, “Bank”, the “Company”, the “Group” or the “BBVA Group” means Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“BBVA Bancomer” means Bancomer S.A. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“BBVA Compass” means BBVA Compass Bancshares, Inc. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•	“Interim Consolidated Financial Statements” means our unaudited interim consolidated financial statements as of June 30, 2013 and for the six months ended June 30, 2013 and 2012 prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”).

•	“Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

First person personal pronouns used in this report, such as “we”, “us”, or “our”, mean BBVA.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “Euro” refer to Euro.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include words such as “believe”, “expect”, “estimate”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “target”, “goal”, “objective” and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information in this report on Form 6-K, including, without limitation, the information under:

•	“Business Overview”,

•	“Selected Statistical Information” and

•	“Operating and Financial Review and Prospects”

identifies important factors that could cause such differences.

Other important factors that could cause actual results to differ materially from those in forward-looking statements include, among others:

•	general political, economic and business conditions in Spain, the European Union (“EU”), Latin America, the United States and other regions, countries or territories in which we operate;

•	changes in applicable laws and regulations, including increased capital and provision requirements;

•	the monetary, interest rate and other policies of central banks in Spain, the EU, the United States, Mexico and elsewhere;

•	changes or volatility in interest rates, foreign exchange rates (including the Euro to U.S. dollar exchange rate), asset prices, equity markets, commodity prices, inflation or deflation;

•	ongoing market adjustments in the real estate sectors in Spain, Mexico and the United States;

•	the effects of competition in the markets in which we operate, which may be influenced by regulation or deregulation;

•	changes in consumer spending and savings habits, including changes in government policies which may influence investment decisions;

•	our ability to hedge certain risks economically;

•	downgrades in our credit ratings, including as a result of a decline in the Kingdom of Spain’s credit ratings;

•	the success of our acquisitions divestitures, mergers and strategic alliances;

•	our success in managing the risks involved in the foregoing, which depends, among other things, on our ability to anticipate events that cannot be captured by the statistical models we use; and

•	force majeure and other events beyond our control.

Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

PRESENTATION OF FINANCIAL INFORMATION

Accounting Principles

BBVA’s consolidated annual and interim financial statements are prepared in accordance with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB.

The financial information included in this report on Form 6-K is unaudited and has been prepared by applying EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and in compliance with IFRS-IASB on a consistent basis with that applied to BBVA’s consolidated annual and interim financial statements.

The Group has implemented the new accounting standards set out in IFRS 10 and 11 since January 1, 2013. The impact of the implementation of IFRS 10 has been not material. Under the new standard set forth by IFRS 11, which supersedes SIC 13 “Jointly Controlled Entities” and IAS 31 “Interest in Joint Ventures”, it is no longer possible to use the proportionate consolidation method to account for joint arrangements. As a result, joint arrangements must be accounted for using the equity method. Accordingly, Türkiye Garanti Bankası AŞ. (“Garanti”) and entities of the Garanti group are from January 1, 2013 accounted for using the equity method, whereas they were accounted for under the proportionate consolidation method prior to such date. This change affects various line items in our consolidated income statement and balance sheet but has no impact on our total equity or profit attributed to parent company. In order to present financial information on a consistent basis, the balance sheet information as of December 31, 2012 (unaudited) and June 30, 2012 (unaudited) and the income statement information for the six months ended June 30, 2012 (unaudited) and 2011 (unaudited) included in this report, have been recast as if such standards had been applicable as of such dates and the beginning of such periods, respectively. Columns in tables that present recast financial information show an “R” behind the relevant column header.

While changes to IFRS 12 and IAS 19 also came into force in 2013, we have not recast our consolidated financial statements to reflect these changes, as the impact of the implementation of these new accounting standards has not been material for the Group.

In addition, our financial information by operating segment has been recast to reflect our current reporting structure. As a result of the business segment restructuring carried out in 2013, the assets and results pertaining to the real estate business in Spain are now presented under a separate segment, Real Estate Activity in Spain. The creation of this new segment has affected our Spain operating segment and the Corporate Center (formerly, Corporate Activities). In accordance with IFRS 8, the analysis of the Eurasia business segment follows management criteria, which includes 25.01% of the assets, liabilities and income statement of Garanti.

This report should be read in conjunction with the Company’s report on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on October 4, 2013 which contains, among other information, our recast audited consolidated financial statements as of and for the years ended December 31, 2012 and 2011, and our annual report for the year ended December 31, 2012 on Form 20-F filed with the SEC on April 2, 2013.

The Interim Consolidated Financial Statements have been presented in a format which differs from that required by the SEC for the consolidated financial statements of bank holding companies.

Operating segments

As mentioned in Note 6 to our Interim Consolidated Financial Statements, there have been some changes in the reporting structure of the BBVA Group’s operating segments in 2013 in order to reflect the increasingly geographical orientation of the Group’s reporting structure. Consequently, certain portfolios, finance and structural Euro balance sheet positions managed by the Assets and Liabilities Committee (“ALCO”) that were previously reported under our Corporate Activities segment (which is currently denominated the ‘Corporate Center’) are now part of our Banking Activity in Spain operating segment.

In addition, because of the particular nature of their management, the assets and results pertaining to the real estate business in Spain are presented separately under a separate segment: Real Estate Activity in Spain. This covers lending to real estate developers (previously integrated in our former Spain segment) and foreclosed real estate assets which were included in Corporate Activities in the years prior to 2013.

Nevertheless, operating segments data relating to June 30, 2012 and December 31, 2012 contained in this report has been presented on a uniform basis consistent with our organizational structure in 2013 to ensure like-for-like comparisons (see “Business Overview”).

Statistical and Financial Information

The following principles should be noted in reviewing the statistical and financial information contained herein:

•	Average balances, when used, are based on the beginning and the month-end balances during each period. We do not believe that such monthly averages present trends that are materially different from those that would be presented by daily averages.

•	The book value of BBVA’s ordinary shares held by its consolidated subsidiaries has been deducted from equity.

•	Unless otherwise stated, any reference to loans refers to both loans and advances.

•	Interest income figures include interest income on non-accruing loans to the extent that cash payments have been received in the period in which they are due.

•	Financial information with respect to subsidiaries may not reflect consolidation adjustments.

•	Certain numerical information in this report may not sum due to rounding. In addition, information regarding period-to-period changes is based on numbers which have not been rounded.

Selected Consolidated Financial Data

The historical financial information set forth below for the six months ended June 30, 2013 and 2012 has been selected from, and should be read together with, the Interim Consolidated Financial Statements included herein. For information concerning the preparation and presentation of the financial information contained herein, see “Presentation of Financial Information”.

	Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros, Except Per Share/ADS Data (In Euros))
Consolidated Statement of Income Data
Interest and similar income	11,831	12,069	(2.0)%
Interest and similar expenses	(4,932)	(5,008)	1.5%
Net interest income	6,899	7,061	(2.3)%
Dividend income	65	337	(80.7)%
Share of profit or loss of entities accounted for using the equity method	407	542	(24.9)%
Fee and commission income	2,692	2,544	5.8%
Fee and commission expenses	(611)	(512)	(19.3)%
Net gains (losses) on financial assets and liabilities	794	724	9.7%
Net exchange differences	515	23	n.m. (*)
Other operating income	2,554	2,831	(9.8)%
Other operating expenses	(2,711)	(2,741)	1.1%
Administration costs	(4,833)	(4,522)	(6.9)%
Depreciation and amortization	(535)	(445)	(20.2)%
Provisions (net)	(273)	(228)	(19.7)%
Impairment losses on financial assets (net)	(2,635)	(3,235)	18.5%
Impairment losses on other assets (net)	(214)	(269)	20.4%
Gains (losses) on derecognized assets not classified as non-current asset held for sale	693	21	n.m. (*)
Negative goodwill	—	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(309)	(287)	(7.7)%
Operating profit before tax	2,498	1,844	35.5%
Income tax	(601)	(183)	(228.4)%
Profit from continuing operations	1,897	1,661	14.2%
Profit from discontinued operations (net)	1,393	171	n.m. (*)
Profit	3,290	1,832	79.6%
Profit attributed to parent company	2,882	1,510	90.9%
Profit attributed to non-controlling interests	408	322	26.7%

Per share/ADS(1) Data

Numbers of shares outstanding (at period end)	5,724,326,491	5,382,108,140
Income attributed to parent company(2)	0.51	0.28
Dividends declared	0.100	0.100

(*)	Not meaningful
(1)	Each American Depositary Share (“ADS”) represents the right to receive one ordinary share.
(2)	Calculated on the basis of the weighted average number of BBVA’s ordinary shares outstanding during the relevant period including the average number of estimated shares to be converted and, for comparative purposes, a correction factor to account for the capital increases carried out in April and October 2012 and April 2013, and excluding the weighted average number of treasury shares during the period (5,641 million and 5,556 million shares for the six months ended June 30, 2013 and 2012, respectively). See Note 5 to the Interim Consolidated Financial Statements.

	As of and for the Six Months Ended June 30 2013	As of and for the Year Ended December 2012R	As of and for the Six Months Ended June 30 2012R
	(In Millions of Euros, Except Percentages)
Consolidated balance sheet data
Total assets	600,997	621,072	605,922
Common stock	2,805	2,670	2,637
Loans and receivables (net)	369,050	371,347	378,716
Customer deposits	301,508	282,795	263,475
Debt certificates and subordinated liabilities	89,606	98,070	89,247
Non-controlling interest	2,205	2,372	2,100
Total equity	47,398	43,802	43,050
Consolidated ratios
Profitability ratios:
Net interest margin(1)	2.3%	2.4%	2.4%
Return on average total assets(2)	1.1%	0.4%	0.6%
Return on average equity(3)	13.2%	4.0%	7.4%
Credit quality data
Loan loss reserve(4)	14,393	14,159	10,259
Loan loss reserve as a percentage of total loans and receivables (net)	3.9%	3.8%	2.7%
Non-performing asset ratio (NPA ratio)(5)	5.7%	5.2%	4.0%
Impaired loans and advances to customers	21,463	19,960	15,983
Impaired contingent liabilities to customers(6)	403	312	234

	21,866	20,272	16,216

Loans and advances to customers	352,738	356,278	357,980
Contingent liabilities to customers	33,999	36,891	37,637

	386,737	393,169	395,617

(1)	Represents net interest income as a percentage of average total assets. In order to calculate “Net interest margin” for the six months ended June 30, 2013 and 2012, respectively, net interest income is annualized by multiplying the net interest income for the period by two.
(2)	Represents profit attributed to parent company as a percentage of average total assets. In order to calculate “Return on average total assets” for the six months ended June 30, 2013 and 2012, respectively, profit attributed to parent company is annualized by multiplying the profit attributed to parent company for the period by two.
(3)	Represents profit attributed to parent company as a percentage of average equity. In order to calculate “Return on average equity” for the six months ended June 30, 2013 and 2012, respectively, profit attributed to parent company is annualized by multiplying the profit attributed to parent company for the period by two.
(4)	Includes impairment losses on loans and receivables to credit institutions, loans and advances to customers and debt securities. See Note 13 to the Interim Consolidated Financial Statements.
(5)	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of loans and advances to customers and contingent liabilities to customers.
(6)	We include contingent liabilities in the calculation of our non-performing asset ratio (NPA ratio). We believe that impaired contingent liabilities should be included in the calculation of our NPA ratio where we have reason to know, as of the reporting date, that they are impaired. The credit risk associated with contingent liabilities (consisting mainly of financial guarantees provided to third-parties on behalf of our customers) is evaluated and provisioned according to the probability of default of our customers’ obligations. If impaired contingent liabilities were not included in the calculation of our NPA ratio, such ratio would generally be higher for the periods covered, amounting to approximately 6.2% as of June 30, 2013, 5.7% as of December 31, 2012, and 4.5% as of June 30, 2012.

Exchange Rates

Spain’s currency is the Euro. Unless otherwise indicated, the amounts that have been converted to Euro in this report have been done so at the corresponding exchange rate published by the European Central Bank (“ECB”) at the end of each relevant period.

For convenience in the analysis of the information, the following tables describe, for the periods and dates indicated, information concerning the noon buying rate for Euro, expressed in dollars per €1.00. The term “noon buying rate” refers to the rate of exchange for Euros, expressed in U.S. dollars per Euro, in the City of New York for cable transfers payable in foreign currencies as certified by the Federal Reserve Bank of New York for customs purposes.

Year ended December 31	Average(1)
2008	1.4695
2009	1.3955
2010	1.3216
2011	1.4002
2012	1.2908
2013 (through September 27, 2013)	1.3174

(1)	Calculated by using the average of the exchange rates on the last day of each month during the period.

Month ended	High	Low
March 31, 2013	1.3098	1.2782
April 30, 2013	1.3168	1.2836
May 31, 2013	1.3192	1.2818
June 30, 2013	1.3407	1.3006
July 31, 2013	1.3282	1.2774
August 31, 2013	1.3426	1.3196
September 30, 2013 (through September 27, 2013)	1.3537	1.3120

The noon buying rate for Euro from the Federal Reserve Bank of New York, expressed in dollars per €1.00, on September 27, 2013, was $1.3537.

As of June 30, 2013, approximately 39% of our assets and approximately 38% of our liabilities were denominated in currencies other than Euro. See Note 2.2.16 to our Interim Consolidated Financial Statements.

For a discussion of our foreign currency exposure, please see Note 7.2 to our Interim Consolidated Financial Statements “Market Risk—Structural Exchange Rate Risk”.

BUSINESS OVERVIEW

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. We also have investments in some of Spain’s leading companies.

Operating Segments

The main changes in the reporting structure of the BBVA Group’s operating segments in the six months ended June 30, 2013 are as follows:

•	As a result of the increasingly geographical orientation of the Group’s reporting structure, certain portfolios, finance and structural Euro balance sheet positions managed by the Assets and Liabilities Committee (ALCO) that were previously reported under our Corporate Activities segment (which is currently denominated the ‘Corporate Center’ segment) are now part of our Banking Activity in Spain segment (which is described below).

•	Due to the particularities of their management, the assets and results pertaining to the real estate business in Spain are now presented under a separate segment: Real estate Activity in Spain. This new segment includes lending to real estate developers (which was previously included in our former Spain segment) and foreclosed real estate assets (which were previously included in our Corporate Activities segment).

As a result, our current operating segments are as follows:

•	Banking Activity in Spain “Spain”)

•	Real Estate Activity in Spain

•	Eurasia

•	Mexico

•	South America

•	United States

In addition to the operating segments referred to above, we have a Corporate Center which includes those items that have not been allocated to an operating segment. It includes our general management functions, including: costs from central units that have a strictly corporate function; management of structural exchange-rate positions carried out by the Financial Planning unit; specific issues of capital instruments to ensure an adequate management of the Group’s global solvency; proprietary portfolios, such as industrial holdings, and their corresponding results; certain tax assets and liabilities; provisions related to commitments with pensioners; goodwill and other intangibles. It also included BBVA Puerto Rico prior to its sale, which was completed in December 2012.

Nevertheless, operating segments data relating to the six months ended June 30, 2012 and as of December 31, 2012 contained in this report has been presented on a uniform basis consistent with our organizational structure in 2013 to ensure like-for-like comparisons.

The breakdown of the BBVA Group’s total assets by operating segments as of June 30, 2013 and December 31, 2012 is as follows:

Total Assets by Operating Segment	As of June 30, 2013	As of December 31, 2012 R
	(In Millions of Euros)
Spain	328,022	345,362
Real Estate Activity in Spain	21,864	21,923
Eurasia	47,327	48,324
Mexico	82,692	81,723
South America	74,972	77,474
United States	54,544	53,892

Subtotal Assets of Operating Segments	609,421	628,698

Corporate Center and other adjustments	(8,424)	(7,626)

Total Assets BBVA Group	600,997	621,072

The following table sets forth information relating to the net income attributed to the parent company by each of our business areas for the six months ended June 30, 2013 and 2012, respectively:

	Profit/(Loss) Attributed to Parent Company			% Profit/(Loss) Attributed to Parent Company
	Six months ended June 30,
	2013	2012R	Change	2013	2012R
	(In Millions of Euros)		2013-2012	(In Percentage)
Spain	742	783	(5.2)%	25.7	51.8
Real Estate Activity in Spain	(629)	(1,427)	55.9%	(21.8)	(94.5)
Eurasia	429	579	(25.9)%	14.9	38.3
Mexico	876	822	6.6%	30.4	54.4
South America	561	629	(10.8)%	19.5	41.6
United States	213	233	(8.6)%	7.4	15.4

Subtotal Operating Segments	2,192	1,619	35.4%	76.1	107.1

Corporate Center and other adjustments	690	(109)	n.m. (1)	23.9	(7.2)

Profit Attributed to Parent Company	2,882	1,510	90.8%	100.00	100.00

(1)	Not meaningful

Spain

The operating segment of Spain includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in our Corporate Center and Real Estate Activity in Spain. The main business units included in this operating segment are:

•	Spanish Retail Network: including the segments of individual customers, private banking, small companies and businesses in the domestic market.

•	Corporate and Business Banking (CBB): which manages small and medium sized enterprises, companies and corporations, public institutions and developer segments.

•	Corporate and Investment Banking (C&IB): which includes business with large corporations and multinational groups and the trading floor and distribution business in Spain.

•	Other units: which include the insurance business unit in Spain (BBVA Seguros), and the Asset Management unit, which manages Spanish mutual funds and pension funds. In addition, it includes certain portfolios, finance and structural Euro balance sheet positions as described above.

The following table sets forth information relating to the activity of this operating segment as of June 30, 2013 and December 31, 2012:

Spain	As of June 30, 2013	As of December 31, 2012R
	(In Millions of Euros)
Total Assets	328,022	345,362
Loans and advances to customers	192,187	193,100
Customer deposits	144,468	133,802
Mutual funds	19,651	19,116
Pension funds	19,272	18,577
Economic capital allocated	10,928	12,027
NPA ratio (%)	4.7	4.1

As of June 30, 2013, the balance of loans and advances to customers was €192,187 million, 0.5% lower than the €193,100 million posted as of December 31, 2012.

As for the asset quality of BBVA’s portfolio in Spain, the NPA ratio as of June 30, 2013 was 4.7%, compared to 4.1% as of December 31, 2012. This is due to the difficult economic situation in the country and the deleveraging process underway. The coverage ratio (defined as loan loss reserve divided by total impaired loans) as of June 30, 2013 was 43% compared to 48% as of December 31, 2012.

Customer deposits stood at €144,468 million as of June 30, 2013, 8.0% higher than as of December 31, 2012, as a result of the positive performance of time deposits held by households and companies due to our strong distribution network and its customer-centric management model based on long lasting customer relationships.

With respect to off-balance sheet assets, mutual funds totaled €19,651 million as of June 30, 2013, 2.8% higher than the €19,116 million recorded as of December 31, 2012. Pension funds, amounted to €19,272 million as of June 30, 2013, 3.7% higher than the €18,577 million recorded as of December 31, 2012.

The economic capital allocated was €10,928 million as of June 30, 2013, a 9.1% decrease from the €12,027 million recorded as of December 31, 2012. This decrease was mainly related to the recalibration of our internal model in mid-2012 based on backtesting results.

Real Estate Activity in Spain

This new segment has been set up with the aim of providing specialized and structured management of the real estate assets accumulated by the Group in Spain as a result of the economic crisis in such country. It includes mainly lending to real estate developers (which was previously included in our Spain segment) and foreclosed real estate assets (which were previously included in our Corporate Center).

This operating segment had total assets of €21,864 million as of June 30, 2013, compared to €21,923 million as of December 31, 2012. As of June 30, 2013, loans and advances to customers amounted to €11,508 million, while customer deposits amounted to €155 million.

Eurasia

This operating segment covers the Group’s activity in Europe (excluding Spain) and Asia. Accordingly, it includes BBVA Portugal, Consumer Finance Italy and Portugal, the retail business of branches in Paris, London and Brussels, and the retail and wholesale activity carried out within the various regions comprised in this business segment. It also includes the Group’s equity-accounting holdings in Garanti, China CITIC Bank Corporation Limited (“CNCB”) and CITIC International Financial Holding Ltd. (“CIFH”).

In accordance with IFRS 8, the analysis of the Eurasia business segment follows management criteria, which includes 25.01% of the assets, liabilities and income statement of Garanti.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2013 and December 31, 2012:

Eurasia	As of June 30, 2013	As of December 31, 2012R
	(In Millions of Euros)
Total Assets	47,327	48,324
Loans and advances to customers	30,167	30,228
Customer deposits	16,510	16,484
Off-balance sheet funds	2,022	2,016
Economic capital allocated	4,598	4,607
NPA ratio (%)	3.0	2.8

As of June 30, 2013, the balance of loans and advances to customers stood at €30,167 million, down 0.2% on the €30,228 million posted as of December 31, 2012. The decrease was mainly due to the reduced loan portfolio with wholesale clients due to the deleveraging process under way in Europe and the exchange rate impact of the depreciation of the Turkish Lira. This decrease was partially offset by lending activity in the retail business in Turkey, which increased by 17.3% in the six months ended June 30, 2013.

As of June 30, 2013, customer deposits stood at €16,510 million, in line with the €16,484 million as of December 31, 2012.

The economic capital allocated was €4,598 million as of June 30, 2013, up from the €4,607 million recorded as of December 31, 2012.

Mexico

Following the sale of our Mexican pension business in the six months ended June 30, 2013, our Mexico operating segment currently includes our banking and insurance businesses in Mexico. The banking business includes retail business, through our Commercial Banking, Consumer Finance and Corporate and Institutional Banking units, and wholesale banking, through Corporate & Investment Banking (CIB).

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2013 and December 31, 2012:

Mexico	As of June 30, 2013	As of December 31, 2012R
	(In Millions of Euros)
Total Assets	82,692	81,723
Loans and advances to customers	40,343	39,052
Customer deposits(*)	42,329	40,404
Off-balance sheet funds	17,958	17,492
Economic capital allocated	4,595	4,912
NPA ratio (%)	4.0	3.7

(*)	Includes repos

As of June 30, 2013, the balance of loans and advances to costumers stood at €40,343 million, up 3.3% on the €39,052 million at December 31, 2012.

Customer deposits as of June 30, 2013 amounted to €42,329 million, a 4.8% increase compared to €40,404 million as of December 31, 2012. This increase was attributable in part to an increase in demand deposits in the retail segment. Such increase was partially offset by a 4.1% decline in time deposits, due in part to our customers’ switch from time deposits to mutual funds and investment portfolios, which rose by 4.0% in the first half of 2013 to €17,958 million as of June 30, 2013.

The balance at June 30, 2013 of off balance sheet funds (includes mutual funds, pension funds and managed portfolios of clients) amounted to €17,958 million with a growth of 2.7% from €17,492 million at December 31, 2012.

The economic capital allocated was €4,595 million as of June 30, 2013, a 6.5% decrease from the €4,912 million recorded as of December 31, 2012, as a result of an increase in volume of loans with lower risk.

South America

South America currently includes the banking and insurance businesses that BBVA carries out in the region. Prior to 2013, this segment also included our pension business in the region. At the close of the six months ended June 30, 2013, the Group had signed an agreement for the sale of our pension business in Chile (this sale has closed in early October 2013.) and in April 2013 we closed the sale of our pension businesses in Colombia and Peru. For presentation purposes, these pension businesses are included in the Corporate Center.

The following table sets forth information relating to the business activity of this operating segment as of June 30, 2013 and December 31, 2012:

South America	As of June 30, 2013	As of December 31, 2012R
	(In Millions of Euros)
Total Assets	74,972	77,474
Loans and advances to customers	46,548	48,721
Customer deposits	55,560	56,933
Off-balance sheet funds	6,348	6,436
Economic capital allocated	3,151	3,169
NPA ratio (%)	2.2	2.1

As of June 30, 2013, loans and advances to costumers stood at €46,548 million, down 4.5% on the €48,721 million recorded as of December 31, 2012 due to decreased activity in the retail segment mainly in consumer finance and credit cards.

Customer deposits as of June 30, 2013 were €55,560 million, a 2.4% decrease compared to December 31, 2012, mainly due to the decrease of current and savings accounts.

Off-balance sheet funds stood at €6,348 million, a 1.4% decrease compared to December 31, 2012, as a result of the 10% decrease in mutual funds. This decrease was partially offset by the growth of our pension business, which represented 52% of our off-balance sheet funds as of June 30, 2013 and grew by 8% in the first half of 2013 due in part to the exchange rate impact

The economic capital allocated was €3,151 million as of June 30, 2013, compared to the €3,169 million recorded as of December 31, 2012.

United States

This operating segment encompasses the Group’s business in the United States. Until December 2012, this operating segment also included the Group’s business in Puerto Rico, the sale of which was closed in December 2012. The financial information included in this report for the six months ended June 30, 2012 for our United States segment does not include the business in Puerto Rico (such business has been included in the Corporate Center for such six-month period).

The United States	As of June 30, 2013	As of December 31, 2012R
	(In Millions of Euros)
Total Assets	54,544	53,892
Loans and advances to customers	38,219	36,892
Customer deposits	39,380	37,721
Economic capital allocated	2,690	2,638
NPA ratio (%)	1.5	2.4

As of June 30, 2013, loans and advances to customers were €38,219 million, a 3.6% increase compared to the 36,892 million recorded as of December 31, 2012. Lending growth in the six months ended June 30, 2013 has been balanced across all portfolios, except for loans to developers (real estate and construction) which continue to decline as planned. Commercial loans, consumer finance, credit cards and residential mortgages have increased throughout the first half of 2013.

As of June 31, 2013, customer deposits were €39,380 million, a 4.4% increase compared to the €37,721 million recorded as of December 31, 2012. Of this amount, 76.5% corresponded to lower-cost deposits (current and savings accounts), which have seen the biggest rise.

The economic capital allocated was €2,690 million as of June 30, 2013, a 2.0% increase from the €2,638 million allocated as of December 31, 2012.

SELECTED STATISTICAL INFORMATION

The following is a presentation of selected statistical information for the periods indicated. Where required under Industry Guide 3, we have provided such selected statistical information separately for our domestic and foreign activities, pursuant to our calculation that our foreign operations are significant according to Rule 9-05 of Regulation S-X.

Average Balances and Rates

The tables below set forth selected statistical information on our average balance sheets, which are based on the beginning and month-end balances in each period. We do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Interest income figures, when used, include interest income on non-accruing loans to the extent that cash payments have been received. Loan fees are included in the computation of interest revenue.

	Average Balance Sheet - Assets and Interest from Earning Assets
	Six Months ended June 30, 2013			Six Months ended June 30, 2012R
	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)
		(In Millions of Euros, Except Percentages)
Assets
Cash and balances with central banks	27,545	142	1.04%	21,940	111	1.02%
Debt securities, equity instruments and derivatives	169,602	2,191	2.61%	158,610	2,115	2.68%
Loans and receivables	366,899	9,433	5.14%	365,901	9,754	5.33%
Loans and advances to credit institutions	26,194	201	1.55%	24,487	230	1.89%
Loans and advances to customers	340,705	9,232	5.46%	341,414	9,524	5.61%
In Euros(2)	210,125	3,186	3.06%	213,626	3,688	3.47%
In other currencies(3)	130,580	6,046	9.34%	127,788	5,835	9.18%
Other finance income	—	—	—	—	—	—
Non-earning assets	46,213	65	0.28%	41,482	89	0.43%

Total average assets	610,259	11,831	3.91%	587,933	12,069	4.13%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in Euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

	Average Balance Sheet - Liabilities and Interest Paid on Interest Bearing Liabilities
	Six Months ended June 30, 2013			Six Months ended June 30, 2012R
	Average Balance	Interest	Average Yield(1)	Average Balance	Interest	Average Yield(1)
		(In Millions of Euro, Except Percentages)
Liabilities
Deposits from central banks and credit institutions	89,977	817	1.83%	94,151	1,026	2.19%
Customer deposits	286,906	2,311	1.62%	269,402	2,189	1.63%
In Euros(2)	150,832	996	1.33%	146,959	920	1.26%
In other currencies(3)	136,074	1,315	1.95%	122,443	1,269	2.08%
Debt securities and subordinated liabilities	100,907	1,385	2.77%	101,668	1,379	2.73%
Other financial costs	—	—	—	—	—	—
Non-interest-bearing liabilities	86,041	419	0.98%	81,225	414	1.03%
Stockholders´ equity	46,428	—	—	41,487	—	—

Total average liabilities and equity	610,259	4,932	1.63%	587,933	5,008	1.71%

(1)	Rates have been presented on a non-taxable equivalent basis.
(2)	Amounts reflected in Euro correspond to predominantly domestic activities.
(3)	Amounts reflected in other currencies correspond to predominantly foreign activities.

Changes in Net Interest Income-Volume and Rate Analysis

The following table allocates changes in our net interest income between changes in volume and changes in rate for the six months ended June 30, 2013 compared to the six months ended June 30, 2012. Volume and rate variance have been calculated based on movements in average balances over the period and changes in interest rates on average interest-earning assets and average interest-bearing liabilities. The only out-of-period items and adjustments excluded from the following table are interest payments on loans which are made in a period other than the period during which they are due. Loan fees were included in the computation of interest income.

	For the Six Months Ended June 30, 2013/June 30, 2012 R
	Increase (Decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	28	3	31
Securities portfolio and derivatives	140	(64)	76
Loans and advances to credit institutions	15	(44)	(29)
Loans and advances to customers	(46)	(246)	(292)
In Euros	(70)	(432)	(502)
In other currencies	111	100	211
Other assets	10	(34)	(24)

Total income	424	(662)	(238)

Interest expense
Deposits from central banks and credit institutions	(48)	(161)	(209)
Customer deposits	136	(14)	122
In Euros	22	55	76
In other currencies	137	(92)	46
Debt certificates and subordinated liabilities	(14)	20	6
Other liabilities	23	(18)	5

Total expense	176	(252)	(76)

Net interest income	248	(410)	(162)

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.
(2)	Rates have been presented on a non-taxable equivalent basis.

	For the Six Months Ended June 30, 2012R/June 30, 2011R
	Increase (Decrease) Due to Changes in
	Volume(1)	Rate(1)(2)	Net Change
	(In Millions of Euros)
Interest income
Cash and balances with central banks	17	(34)	(17)
Securities portfolio and derivatives	355	(169)	186
Loans and advances to credit institutions	(25)	(47)	(72)
Loans and advances to customers	194	606	800
In Euros	(118)	223	105
In other currencies	669	26	695
Other assets	13	6	19

Total income	789	127	916

Interest expense
Deposits from central banks and credit institutions	345	(163)	182
Customer deposits	(22)	(227)	(249)
In Euros	(42)	(103)	(145)
In other currencies	41	(145)	(104)
Debt certificates and subordinated liabilities	(112)	266	153
Other liabilities	139	(136)	4

Total expense	348	(258)	90

Net interest income	441	384	825

(1)	Variances caused by changes in both volume and rate have been allocated proportionally to volume and rate.
(2)	Rates have been presented on a non-taxable equivalent basis.

Interest Earning Assets—Margin and Spread

The following table analyzes the levels of our average earning assets and illustrates the comparative gross and net yields and spread obtained for each of the periods indicated.

	Six Months Ended June 30,
	2013(*)	2012(*)R
	(In Millions of Euros, except %)
Average interest earning assets	564,046	546,451
Gross yield(1)	2.10%	2.21%
Net yield(2)	1.94%	2.05%
Net interest margin(3)	1.22%	1.29%
Average effective rate paid on all interest-bearing liabilities	1.03%	1.08%
Spread(4)	1.07%	1.13%

(*)	Ratios are not annualized.
(1)	Gross yield represents total interest income divided by average interest earning assets.
(2)	Net yield represents total interest income divided by total average assets.
(3)	Net interest margin represents net interest income as percentage of average interest earning assets.
(4)	Spread is the difference between gross yield and the average cost of interest-bearing liabilities.

ASSETS

Interest-Bearing Deposits in Other Banks

As of June 30, 2013, interbank deposits represented 3.92% of our assets. Of such interbank deposits, 31.89% were held outside of Spain and 68.11% in Spain. We believe that our deposits are generally placed with highly rated banks and have a lower risk than many loans we could make in Spain. Such deposits, however, are subject to the risk that the deposit banks may fail or the banking system of certain of the countries in which a portion of our deposits are made may face liquidity or other problems.

Securities Portfolio

As of June 30, 2013, our securities were carried on our consolidated balance sheet at a carrying amount of €113,209 million, representing 18.8% of our assets. €38,147 million, or 33.7%, of our securities consisted of Spanish Treasury bonds and Treasury bills. The average yield for the six months ended June 30, 2013 on investment securities that BBVA held was 3.9%, compared to an average yield of approximately 5.1% earned on loans and receivables for the six months ended June 30, 2013. The market or appraised value of our total securities portfolio as of June 30, 2013, was €113,159 million. See Notes 10, 12 and 14 to the Interim Consolidated Financial Statements. For

a discussion of our investments in affiliates, see Note 17 to the Interim Consolidated Financial Statements. For a discussion of the manner in which we value our securities, see Notes 2.2.1 and 8 to the Interim Consolidated Financial Statements.

The following tables analyze the carrying amount and market value of debt securities as of June 30, 2013 and December 31, 2012. The trading portfolio is not included in the tables below because the amortized costs and fair values of these items are the same. See Note 10 to the Interim Consolidated Financial Statements.

	As of June 30, 2013
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO

Domestic	35,700	35,873	497	(324)

Spanish Government and other government agency debt securities	26,194	26,220	295	(269)
Other debt securities	9,506	9,653	202	(55)
Issued by central banks	—	—	—	—
Issued by credit institutions	7,239	7,334	114	(19)
Issued by other institutions	2,267	2,319	88	(36)

International	31,822	32,205	1,079	(696)

Mexico	10,540	11,005	561	(96)
Mexican Government and other government agency debt securities	9,236	9,667	508	(77)
Other debt securities	1,304	1,338	53	(19)
Issued by central banks	—	—	—	—
Issued by credit institutions	223	238	18	(3)
Issued by other institutions	1,081	1,100	35	(16)
United States	7,340	7,335	101	(106)
U.S. Treasury and other U.S. government agencies debt securities	82	82	—	—
States and political subdivisions	601	597	11	(15)
Other debt securities	6,657	6,656	90	(91)
Issued by central banks	—	—	—	—
Issued by credit institutions	126	129	4	(1)
Issued by other institutions	6,531	6,527	86	(90)
Other countries	13,942	13,865	417	(494)
Other foreign Governments and other government agency debt securities	5,981	5,809	192	(364)
Other debt securities	7,961	8,056	225	(130)
Issued by central banks	1,707	1,705	1	(3)
Issued by credit institutions	4,396	4,500	182	(78)
Issued by other institutions	1,858	1,851	42	(49)

TOTAL AVAILABLE FOR SALE PORTFOLIO	67,522	68,078	1,576	(1,020)

HELD TO MATURITY PORTFOLIO

Domestic	7,169	7,034	31	(166)

Spanish Government and other government agency debt securities	6,425	6,289	20	(156)
Other domestic debt securities	744	745	11	(10)
Issued by central banks
Issued by credit institutions	248	251	6	(3)
Issued by other institutions	496	493	5	(8)

International	2,586	2,671	85	—

Securities of Foreign Governments and foreign government agency debt securities	2,463	2,542	79	—
Other debt securities	123	129	6	—

TOTAL HELD TO MATURITY PORTFOLIO	9,755	9,705	116	(166)

TOTAL DEBT SECURITIES	77,277	77,783	1,692	(1,186)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Interim Consolidated Financial Statements.

	As of December 31, 2012R
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
DEBT SECURITIES -

AVAILABLE FOR SALE PORTFOLIO

Domestic-	34,955	34,366	388	(977)

Spanish Government and other government agency debt securities	25,375	24,761	243	(857)
Other debt securities	9,580	9,605	145	(120)
Issued by central banks	—	—	—	—
Issued by credit institutions	7,868	7,880	71	(59)
Issued by other institutions	1,712	1,725	74	(61)

International-	28,211	29,182	1,620	(649)

Mexico	8,230	9,191	962	(1)
Mexican Government and other government agency debt securities	7,233	8,066	833	—
Other debt securities	997	1,125	129	(1)
Issued by central banks	—	—	—	—
Issued by credit institutions	333	388	56	(1)
Issued by other institutions	664	737	73	—
United States	6,927	7,028	189	(88)
U.S. Treasury and other U.S. Government agencies debt securities	228	228	1	(1)
States and political subdivisions	485	496	20	(9)
Other debt securities	6,214	6,304	168	(78)
Issued by central banks	—	—	—	—
Issued by credit institutions	150	154	11	(7)
Issued by other institutions	6,064	6,150	157	(71)
Other countries	13,054	12,963	469	(560)
Other foreign Governments and other government agency debt securities	5,557	5,395	212	(374)
Other debt securities	7,497	7,568	257	(186)
Issued by central banks	1,158	1,159	2	(1)
Issued by credit institutions	4,642	4,750	209	(101)
Issued by other institutions	1,697	1,659	46	(84)

TOTAL AVAILABLE FOR SALE PORTFOLIO	63,166	63,548	2,008	(1,626)

HELD TO MATURITY PORTFOLIO

Domestic	7,278	6,849	4	(433)

Spanish Government and other government agency debt securities	6,469	6,065	2	(406)
Other debt securities	809	784	2	(27)
Issued by central banks	—	—	—	—
Issued by credit institutions	250	249	2	(3)
Issued by other institutions	559	535	—	(24)

International-	2,884	3,011	127	—

Securities of foreign Governments and foreign government agency debt securities	2,741	2,862	121	—
Other debt securities	143	149	6	—

TOTAL HELD TO MATURITY PORTFOLIO	10,162	9,860	131	(433)

TOTAL DEBT SECURITIES	73,328	73,408	2,139	(2,059)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates and valuation techniques. See Note 8 to the Interim Consolidated Financial Statements.

As of June 30, 2013 the carrying amount of the debt securities within the available for sale portfolio and the held to maturity portfolio classified by whether they are listed or unlisted, were as follows:

	As of June 30, 2013
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic	3,369	2,990	71	(450)
Equity listed	3,298	2,919	71	(450)
Equity unlisted	71	71	—	—
International	802	791	16	(27)
United States-	528	527	—	(1)
Equity listed	20	19	—	(1)
Equity unlisted	508	508	—	—
Other countries-	274	264	16	(26)
Equity listed	204	188	10	(26)
Equity unlisted	70	76	6	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,171	3,781	87	(477)

TOTAL EQUITY SECURITIES	4,171	3,781	87	(477)

TOTAL INVESTMENT SECURITIES	81,448	81,564	1,779	(1,663)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

	As of December 31, 2012R
	Amortized cost	Fair Value(1)	Unrealized Gains	Unrealized Losses
	(In Millions of Euros)
EQUITY SECURITIES -

AVAILABLE FOR SALE PORTFOLIO
Domestic-	3,378	3,118	124	(384)
Equity listed	3,301	3,043	122	(380)
Equity unlisted	77	75	2	(4)
International	862	834	16	(44)
United States-	506	503	1	(4)
Equity listed	32	29	1	(4)
Equity unlisted	474	474	—	—
Other countries	356	331	15	(40)
Equity listed	262	230	8	(40)
Equity unlisted	94	101	7	—

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,240	3,952	140	(428)

TOTAL EQUITY SECURITIES	4,240	3,952	140	(428)

TOTAL INVESTMENT SECURITIES	77,568	77,360	2,279	(2,487)

(1)	Fair values for listed securities are determined on the basis of their quoted values at the end of the period. Appraised values are used for unlisted securities based on our estimates or on unaudited financial statements, when available.

The following table analyzes the maturities of our debt securities, excluding the trading portfolio, by type and geographical area as of June 30, 2013.

	Maturity at One Year or Less		Maturity After One Year to Five Years		Maturity After Five Years to 10 Years		Maturity After 10 Years		Total
	Amount	Yield %	Amount	Yield %	Amount	Yield %	Amount	Yield %	Amount
	(In Millions of Euros, Except Percentages)
DEBT SECURITIES
AVAILABLE-FOR-SALE PORTFOLIO
Domestic
Spanish government and other Spanish government securities	1,168	2.5	15,269	3.7	4,430	4.7	5,352	5.2	26,219
Other debt securities	3,060	2.6	5,575	4.0	574	3.6	444	5.1	9,653

Total Domestic	4,228	2.5	20,845	3.8	5,004	4.5	5,796	5.2	35,873

International
Mexico	1,462	5.2	5,222	5.3	782	7.0	3,539	4.3	11,005
Mexican Government and other government agency debt securities	1,243	5.1	4,770	5.3	658	7.0	2,996	4.0	9,668
Other debt securities	219	5.3	453	5.6	123	6.3	542	5.6	1,338
United States	295	2.0	4,307	2.3	2,186	2.4	547	4.6	7,335
U.S. Treasury and other U.S. government agencies	39	0.1	19	4.0	21	4.0	2	4.9	82
States and political subdivisions	30	6.1	214	4.2	262	3.7	91	2.1	597
Other U.S. securities	226	2.1	4,073	2.2	1,903	2.2	454	5.1	6,656
Other countries	4,200	3.2	4,506	5.4	2,448	10.6	2,711	5.3	13,864
Securities of other foreign governments	718	5.7	2,346	7.6	1,647	13.7	1,097	5.7	5,808
Other debt securities of other countries	3,482	2.7	2,160	3.2	801	4.5	1,613	5.0	8,056

Total International	5,957	3.6	14,035	4.4	5,416	6.8	6,797	5.3	32,205

TOTAL AVAILABLE-FOR-SALE	10,184	3.1	34,880	4.0	10,421	5.6	12,593	5.2	68,078

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	—	—	1,222	3.4	1,913	4.3	3,289	4.9	6,425
Other debt securities	34	4.2	583	3.7	127	3.8	—	—	744

Total Domestic	34	4.2	1,805	3.5	2,040	4.2	3,289	4.9	7,169

Total International	15	1.7	2,016	3.3	555	4.2	—	—	2,587

TOTAL HELD-TO-MATURITY	48	3.4	3,822	3.4	2,596	4.2	3,289	4.9	9,755

TOTAL DEBT SECURITIES	10,233	3.1	38,701	3.9	13,017	5.3	15,882	5.2	77,833

Loans and Advances to Credit Institutions

As of June 30, 2013, our total loans and advances to credit institutions amounted to €26,022 million, or 4.3% of total assets. Net of our valuation adjustments, loans and advances to credit institutions amounted to €26,105 million as of June 30, 2013, or 4.3% of our total assets.

Loans and Advances to Customers

As of June 30, 2013, our total loans and advances amounted to €350,696 million, or 58.4% of total assets. Net of our valuation adjustments, loans and advances amounted to €338,386 million as of June 30, 2013, or 56.3% of our total assets. As of June 30, 2013 our loans and advances in Spain amounted to €201,687 million. Our foreign loans amounted to €149,009 million as of June 30, 2013.

Loans by Geographic Area

The following table analyzes, by domicile of the customer, our net loans and advances as of each of the dates indicated:

	As of June 30, 2013	As of December 31, 2012R	As of June 30, 2012R
		(In Millions of Euros)
Domestic	201,687	205,216	202,205
Foreign
Western Europe	19,269	19,979	21,574
Latin America	89,121	90,588	88,578
United States	37,319	36,040	38,384
Other	3,300	3,151	5,594
Total foreign	149,009	149,758	154,129

Total loans and advances	350,696	354,973	356,334
Valuation adjustments	(12,310)	(12,810)	(8,573)

Total net lending	338,386	342,163	347,761

Loans by Type of Customer

The following table analyzes by domicile and type of customer our net loans and advances at each of the dates indicated. The analyses by type of customer are based principally on the requirements of the regulatory authorities in each country.

	As of June 30, 2013	As of December 31, 2012R	As of June 30, 2012R
	(In Millions of Euros)
Domestic
Government	26,069	25,407	27,334
Agriculture	1,329	1,402	1,459
Industrial	13,654	16,240	16,696
Real estate and construction	27,809	30,319	27,668
Commercial and financial	20,422	17,021	23,764
Loans to individuals(1)	94,703	94,991	86,086
Other	17,700	19,836	19,198

Total domestic	201,687	205,216	202,205

Foreign
Government	10,270	9,509	9,772
Agriculture	3,117	3,337	3,217
Industrial	13,898	14,491	17,225
Real estate and construction	16,503	16,904	18,645
Commercial and financial	35,610	34,891	34,578
Loans to individuals	57,024	56,254	55,683
Other	12,587	14,372	15,010

Total foreign	149,009	149,758	154,129

Total loans and advances	350,696	354,973	356,334

Valuation adjustments	(12,310)	(12,810)	(8,573)

Total net lending	338,386	342,163	347,761

(1)	Includes mortgage loans to households for the acquisition of housing.

The following table sets forth a breakdown, by currency, of our net loan portfolio as of each of the dates indicated:

	As of June 30, 2013	As of December 31, 2012R	As of June 30, 2012R
	(In Millions of Euros)
In Euros	206,887	211,346	215,055
In other currencies	131,499	130,817	132,706

Total net lending	338,386	342,163	347,761

As of June 30, 2013, loans by BBVA and its subsidiaries to associates and jointly controlled companies amounted to €772 million, compared to €820 million as of December 31, 2012. Loans outstanding to the Spanish government and its agencies amounted to €26,069 million, or 7.4% of our total loans and advances as of June 30, 2013, compared to €25,407 million, or 7.2% of our total loans and advances as of December 31, 2012. None of our loans to companies controlled by the Spanish government are guaranteed by the government and, accordingly, we apply normal credit criteria in extending credit to such entities. Moreover, we carefully monitor such loans because governmental policies necessarily affect such borrowers.

Diversification in our loan portfolio is our principal means of reducing the risk of loan losses. We also carefully monitor our loans to borrowers in sectors or countries experiencing liquidity problems. Our exposure to our five largest borrowers as of June 30, 2013, excluding government-related loans, amounted to €17,259 million or approximately 4.9% of our total outstanding loans and advances. As of June 30, 2013 there did not exist any concentration of loans exceeding 10% of our total outstanding loans and advances, other than by category as disclosed in the table above.

Maturity and Interest Sensitivity

The following table sets forth an analysis by maturity of our total loans and advances by domicile of the office that issued the loan and type of customer as of June 30, 2013. The determination of maturities is based on contract terms.

	Maturity
	Due In One Year or Less	Due After One Year Through Five Years	Due After Five Years	Total
	(In Millions of Euros)
Domestic
Government	13,687	7,807	4,575	26,069
Agriculture	568	492	270	1,329
Industrial	10,130	2,720	804	13,654
Real estate and construction	15,341	7,667	4,801	27,809
Commercial and financial	14,452	3,374	2,596	20,422
Loans to individuals	13,413	18,899	62,390	94,703
Other	12,066	3,673	1,961	17,700
Total Domestic	79,657	44,631	77,398	201,687

Foreign
Government	1,292	1,515	7,464	10,270
Agriculture	1,909	856	352	3,117
Industrial	6,353	4,811	2,734	13,898
Real estate and construction	6,000	5,898	4,605	16,503
Commercial and financial	16,731	16,583	2,296	35,610
Loans to individuals	7,066	15,297	34,662	57,024
Other	6,007	4,249	2,331	12,587
Total Foreign	45,358	49,208	54,443	149,009

Total Loans and advances	125,016	93,839	131,842	350,696

The following table sets forth a breakdown of our fixed and variable rate loans which had a maturity of one year or more as of June 30, 2013.

	Interest Sensitivity of Outstanding Loans and advances Maturing in More Than One Year
	Domestic	Foreign	Total
	(In Millions of Euros)
Fixed rate	16,825	47,916	64,741
Variable rate	105,204	55,735	160,939

Total Loans and advances	122,029	103,651	225,680

Loan Loss Reserve

For a discussion of loan loss reserves, see Note 2.2.1) to the Interim Consolidated Financial Statements.

The following table provides information, by domicile of customer, regarding our loan loss reserve and movements of loan charge-offs and recoveries as of each of the dates indicated.

	As of June 30,	As of December 31,	As of June 30,
	2013	2012R	2012R
	(In Millions of Euros, except Percentages)
Loan loss reserve at beginning of period:
Domestic	9,649	4,694	4,694
Foreign	4,510	4,445	4,445

Total loan loss reserve at beginning of period	14,159	9,139	9,139

Loans charged off:
Total domestic	(1,139)	(2,283)	(1,231)
Total foreign(1)	(815)	(1,824)	(877)

Total Loans charged off:	(1,954)	(4,107)	(2,108)

Provision for possible loan losses:
Domestic	1,549	5,867	2,310
Foreign	1,225	2,286	1,059

Total Provision for possible loan losses	2,774	8,153	3,369

Acquisition and disposition of subsidiaries	—	2,066	—
Effect of foreign currency translation	(199)	40	218
Other	(387)	(1,132)	(236)

Loan loss reserve at end of period:
Domestic	9,841	9,649	5,733
Foreign	4,552	4,510	4,648

Total Loan loss reserve at end of period	14,393	14,159	10,381

Loan loss reserve as a percentage of total loans and receivables at end of period	3.90%	3.81%	2.72%
Net loan charge-offs as a percentage of total loans and receivables at end of period	0.53%	1.11%	0.55%

(1)	Loans charged off as of June 30, 2013 include €717 million related to real estate loans and loans to individuals and others, €96 million related to commercial and financial loans and €2 million related to loans to governmental and non-governmental agencies. Loans charged off as of December 31, 2012 include €1,628 million related to real estate loans and loans to individuals and others, €195 million related to commercial and financial loans and €1 million related to loans to governmental and non-governmental agencies. Loans charged off as of June 30, 2012 include €825 million related to real estate loans and loans to individuals and others, €52 million related to commercial and financial loans and €1 million related to loans to governmental and non-governmental agencies.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

The loans charged off amounted to €1,954 million for the six months ended June 30, 2013 compared to €2,108 million for the six months ended June 30, 2012.

Our loan loss reserves as a percentage of total loans and receivables increased to 3.9% as of June 30, 2013 from 3.8% as of December 31, 2012, and 2.7% as of June 30, 2012.

Impaired Loans

As described in Note 2.2.1 to the Interim Consolidated Financial Statements, loans are considered to be impaired loans when there are reasonable doubts that the loans will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions.

Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet repaid. The approximate amount of interest income on our impaired loans which was included in profit attributed to parent company for the six months ended June 30, 2013 and 2012 was €139.7 million and €105.2 million, respectively.

The following table provides information regarding our impaired loans, by domicile and type of customer, as of the dates indicated:

	As of June 30,	As of December 31,
	2013	2012R
	(In Millions of Euros, Except %)
Impaired loans
Domestic	16,645	15,165
Public sector	169	145
Other resident sector	16,476	15,019
Foreign	4,846	4,836
Public sector	11	20
Other non-resident sector	4,835	4,816

Total Impaired loans	21,490	20,001

Total loan loss reserve	(14,393)	(14,159)

Impaired loans net of reserves	7,098	5,842

Our total impaired loans amounted to €21,490 million as of June 30, 2013 compared to €20,001 million as of December 31, 2012.

As mentioned in Note 2.2.1 to the Interim Consolidated Financial Statements, our loan loss reserve includes loss reserve for impaired assets and loss reserve for not impaired assets but which present an inherent loss. As of June 30, 2013, the loss reserve for impaired assets amounted to €10,682 million, a 13.7% increase compared to €9,394 million as of December 31, 2012. As of June 30, 2013, the loss reserve for not impaired assets amounted to €3,711 million, a 22.1% decrease compared to €4,764 million as of December 31, 2012.

The following table provides information, by domicile and type of customer, regarding our impaired loans and the loan loss reserves to customers taken for each impaired loan category, as of June 30, 2013.

	Impaired Loans	Loan Loss Reserve	Impaired Loans as a Percentage of Loans in Category
	(In Millions of Euros)

Domestic:
Government	169	(12)	0.65%
Credit institutions	—	—	—
Other sectors	16,476	(8,255)	9.38%
Agriculture	105	(50)	7.86%
Industrial	1,577	(725)	11.55%
Real estate and construction	8,777	(5,053)	31.56%
Commercial and other financial	1,283	(534)	6.28%
Loans to individuals	3,764	(1,303)	3.97%
Other	970	(590)	5.48%

Total Domestic	16,644	(8,269)	8.06%

Foreign:
Government	11	(43)	0.11%
Credit institutions	21	(17)	0.10%
Other sectors	4,814	(2,352)	3.47%
Agriculture	167	(124)	5.35%
Industrial	209	(132)	1.51%
Real estate and construction	1,551	(654)	9.40%
Commercial and other financial	826	(311)	2.32%
Loans to individuals	1,969	(1,011)	3.45%
Other	92	(120)	0.73%

Total Foreign	4,846	(2,413)	2.85%

General reserve	—	(3,711)

Total Impaired loans	21,490	(14,393)	5.70%

Troubled Debt Restructurings

For additional information on our restructured or renegotiated loans, see Appendix X to our Interim Consolidated Financial Statements.

Potential Problem Loans

The identification of “Potential problem loans” is based on the analysis of historical delinquency rates trends, categorized by products/clients and geographical locations. This analysis is focused on the identification of portfolios with delinquency rates higher than our average delinquency rates. Once these portfolios are identified, we segregate such portfolios into groups with similar characteristics based on the activities to which they are related, geographical location, type of collateral, solvency of the client and loan to value ratio.

The delinquency rate in our domestic real estate and construction portfolio was 31.6% as of June 30, 2013, substantially higher than the average delinquency rate for all of our domestic activities (8.1%) and the average delinquency rate for all of our consolidated activities (5.6%) as of such date. Within such portfolio, construction loans and property development loans (which exclude mainly infrastructure and civil construction) had a delinquency rate of 33.8% as of such date. Given such delinquency rate, we performed an analysis in order to define the level of loan provisions attributable to these loan portfolios (see Note 2.2.1 to our Interim Consolidated Financial Statements). The table below sets forth additional information on our “Potential problem loans” as of June 30, 2013:

	Book Value	Allowance for Loan Losses	% of Loans in Each Category to Total Loans to Customers
	(In Millions of Euros, Except Percentages)
Domestic(1)
Impaired loans	7,415	3,718	2.2%
Potential problem loans	1,717	784	0.5%

(1)	Potential problem loans outside of Spain as of June 30, 2013 were not significant.

Foreign Country Outstandings

The following table sets forth, as of each of the dates indicated, the aggregate amounts of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked) where outstandings in the borrower’s country exceeded 1% of our total assets as of June 30, 2013 and December 31, 2012. Cross-border outstandings do not include loans in local currency made by our subsidiary banks to customers in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the vast majority of the loans made by our subsidiaries in South America, Mexico and United States.

	As of June 30, 2013		As of December 31, 2012R
	Amount	% of Total Assets	Amount	% of Total Assets
	(In Millions of Euros, Except Percentages)
United Kingdom	5,863	0.98%	5,769	0.93%
Mexico	1,381	0.23%	1,539	0.25%
Other OECD	6,226	1.04%	6,217	1.01%

Total OECD	13,470	2.24%	13,525	2.19%
Central and South America	2,087	0.35%	2,167	0.35%
Other	3,546	0.59%	3,366	0.55%

Total	19,103	3.18%	19,058	3.09%

The following table sets forth the amounts of our cross-border outstandings as of June 30, 2013 and December 31, 2012 by type of borrower where outstandings in the borrower’s country exceeded 1% of our total assets.

	Governments	Banks and Other Financial Institutions	Commercial, Industrial and Other	Total
	(In Millions of Euros)
As of June 30, 2013
Mexico	26	18	1,337	1,381
United Kingdom	—	3,746	2,117	5,863

Total	26	3,764	3,454	7,243

As of December 31, 2012R
Mexico	3	47	1,490	1,539
United Kingdom	—	3,668	2,100	5,768

Total	3	3,715	3,590	7,307

The Bank of Spain requires that minimum reserves be maintained for cross-border risk arising with respect to loans and other outstandings to countries, or residents of countries, falling into certain categories established by the Bank of Spain on the basis of the level of perceived transfer risk. The category that a country falls into is determined by us, subject to review by the Bank of Spain.

The following table shows the minimum required reserves with respect to each category of country for BBVA’s level of coverage as of June 30, 2013.

Categories(1)	Minimum Percentage of Coverage (Outstandings Within Category)
Countries belonging to the OECD whose currencies are listed in the Spanish foreign exchange market	0.0
Countries with transitory difficulties(2)	10.1
Doubtful countries(2)	22.8
Very doubtful countries(2)(3)	83.5
Bankrupt countries(4)	100.0

(1)	Any outstanding which is guaranteed may be treated, for the purposes of the foregoing, as if it were an obligation of the guarantor.
(2)	Coverage for the aggregate of these three categories (countries with transitory difficulties, doubtful countries and very doubtful countries) must equal at least 35% of outstanding loans within the three categories. The Bank of Spain has recommended up to 50% aggregate coverage.
(3)	Outstandings to very doubtful countries are treated as impaired under Bank of Spain regulations.
(4)	Outstandings to bankrupt countries must be charged off immediately. As a result, no such outstandings are reflected on our consolidated balance sheet. Notwithstanding the foregoing minimum required reserves, certain interbank outstandings with an original maturity of three months or less have minimum required reserves of 50%. We met or exceeded the minimum percentage of required coverage with respect to each of the foregoing categories.

Our exposure to borrowers in countries with difficulties (the last four categories in the foregoing table), excluding our exposure to subsidiaries or companies we manage and trade-related debt, amounted to €291 million and €269 million as of June 30, 2013 and December 31, 2012, respectively. These figures do not reflect loan loss reserves of 14.8% and 13.8% respectively, against the relevant amounts outstanding at such dates. Deposits with or loans to borrowers in all such countries as of June 30, 2013 did not in the aggregate exceed 0.1% of our total assets.

The country-risk exposures described in the preceding paragraph as of June 30, 2013 and December 31, 2012 do not include exposures for which insurance policies have been taken out with third parties that include coverage of the risk of confiscation, expropriation, nationalization, non-transfer, non-convertibility and, if appropriate, war and political violence. The sums insured as of June 30, 2013 and December 31, 2012 amounted to $56 million and $47 million, respectively (approximately €43 million and €36 million, respectively, based on a Euro/dollar exchange rate on June 30, 2013 of $1.00 = €0.76 and December 31, 2012 of $1.00 = €0.76).

LIABILITIES

Deposits

The principal components of our customer deposits are domestic demand and savings deposits and foreign time deposits. The following tables provide information regarding our deposits by principal geographic area for the dates indicated, disregarding any valuation adjustments and accrued interest.

	As of June 30, 2013
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	147,406	27,591	8,421	183,418
Foreign
Western Europe	19,186	356	18,538	38,080
Mexico	40,941	—	9,578	50,519
South America	52,389	36	3,882	56,307
United States	39,480	—	6,032	45,512
Other	1,073	379	546	1,998
Total Foreign	153,069	771	38,576	192,416

Total	300,475	28,361	46,997	375,833

	As of December 31, 2012 R
	Customer Deposits	Bank of Spain and Other Central Banks	Other Credit Institutions	Total
	(In Millions of Euros)
Total Domestic	137,011	45,808	11,642	194,461
Foreign
Western Europe	13,203	350	18,661	32,214
Mexico	37,267	—	14,861	52,128
South America	54,749	32	4,308	59,089
United States	38,834	—	5,594	44,428
Other	623	—	379	1,002
Total Foreign	144,676	383	43,803	188,862

Total	281,687	46,190	55,445	383,322

For an analysis of our deposits, including non-interest bearing demand deposits, interest-bearing demand deposits, saving deposits and time deposits, see Note 23 to the Interim Consolidated Financial Statements.

As of June 30, 2013, the maturity of our time deposits (excluding interbank deposits) in denominations of $100,000 (approximately €76,864 considering the noon buying rate as of June 30, 2013) or greater was as follows:

	As of June 30, 2013
	Domestic	Foreign	Total
	(In Millions of Euros)
3 months or under	16,097	3,691	19,788
Over 3 to 6 months	12,058	951	13,009
Over 6 to 12 months	14,615	1,105	15,720
Over 12 months	24,848	1,416	26,264

Total	67,618	7,163	74,781

Time deposits from Spanish and foreign financial institutions amounted to €26,867 million as of June 30, 2013, substantially all of which were in excess of $100,000 (approximately €76,864 considering the noon buying rate as of June 30, 2013).

Large denomination deposits may be a less stable source of funds than demand and savings deposits because they are more sensitive to variations in interest rates. For a breakdown by currency of customer deposits as of June 30, 2013 and December 31, 2012, see Note 23 to the Interim Consolidated Financial Statements.

Short-term Borrowings

Securities sold under agreements to repurchase and promissory notes issued by us constituted the only categories of short-term borrowings that equaled or exceeded 30% of stockholders’ equity as of June 30, 2013, December 31, 2012, and June 30, 2012.

	As of and for the Six Months Ended June 30, 2013		As of and for the Year Ended December 31, 2012R		As of and for the Six Months Ended June 30, 2012R
	Amount	Average rate	Amount	Average rate	Amount	Average rate
	(In Millions of Euro, Except Percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of end of period	43,754	1.40%	47,644	1.86%	53,488	1.84%
Average during period	45,097	1.34%	50,008	1.77%	51,238	1.63%
Maximum quarter-end balance	51,698	—	55,947	—	53,488	—
Bank promissory notes:
As of end of period	5,819	3.15%	10,893	3.68%	1,478	1.57%
Average during period	8,990	3.30%	10,802	3.03%	2,059	1.52%
Maximum quarter-end balance	8,791	—	13,590	—	2,345	—
Bonds and Subordinated debt :
As of end of period	18,273	3.59%	19,333	3.35%	13,123	3.46%
Average during period	16,916	3.10%	16,156	3.89%	14,974	2.87%
Maximum quarter-end balance	19,721	—	19,332	—	16,381	—

Total short-term borrowings as of end of period	67,845	2.14%	77,870	2.48%	68,089	2.15%

Return on Equity

The following table sets out our return on equity ratios:

	As of June 30, 2013	As of December 31, 2012	As of June 30, 2012
	(In Percentages)
Return on equity(1)	13.2	4.0	7.4
Return on assets(2)	1.1	0.4	0.6
Equity to assets ratio(3)	7.6	7.0	7.1

(1)	Represents profit attributed to parent company for the period as a percentage of average stockholder’s funds for the period. For June 30, 2013 and June 30, 2012 data, profit attributed to parent company is annualized by multiplying the profit attributed to parent company for the period by two.
(2)	Represents profit attributed to parent company as a percentage of average total assets for the period. For June 30, 2013 and June 30, 2012 data, profit attributed to parent company is annualized by multiplying the profit attributed to parent company for the period by two.
(3)	Represents average total equity over average total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

In 2012, the global economy has grown just over 3%, a year-on-year growth rate which is slightly lower than the average for the last three decades (3.5%). This slowdown in world growth is largely due to further flaring up of financial tensions in developed countries. After the U.S. Federal Reserve´s announcement that it will withdraw its monetary policies, depending on the evolution of the economy, international financial environment has become more restrictive. At the same time, emerging economies continue to decelerate, but still show robust growth rates.

Europe is on the road toward more solid -but not as quick- economic and monetary union. Many events have occurred in 2012 which have triggered unease in the markets. First, uncertainties about how to reach fiscal austerity targets without hampering growth. Second, uncertainties arising from the state of the financial system in certain countries, where it is subject to pressure due to lack of growth and suspicion spreading about the solvency of government and government agencies. Lastly, the degree of commitment of certain countries toward the common European project, which at some points prompted fears of a break-up of the Euro (fears which were later largely dispelled). More recently, doubts have risen about the degree of commitment on the banking and fiscal union project. This notwithstanding, the Recovery and Resolution Directive and the Deposit Guarantee Schemes (DGS) were taken in front of the European Parliament in June 2013 and it is expected that they will be approved by the end of the year.

Meanwhile, the Spanish economy has been the focus of financial tensions, at their highest in spring 2012, when spreads were at their widest, while access to finance from the different sectors of the wholesale markets was severely restricted. However, important steps forward have also been taken. On the one hand, measures have been taken to meet fiscal targets through a combination of tax hikes and reduced public spending. There was some progress made in this respect in the latter part of 2012, and in 2013 the public administration reform was announced to reinforce this trend, keeping tax data in the expected correction line. Second, the Spanish financial restructuring process is almost complete. For that purpose, the Spanish economy has obtained an advantageous credit facility from the European Stability Mechanism (ESM), enabling it to recapitalize institutions with solvency problems in stress scenarios, these entities transferred their real estate assets to the “bad bank” (SAREB). In addition, critical structural reforms have also been implemented, such as in the labor market, thereby increasing the growth capacity of the Spanish economy. Spain has also benefited from decisions taken within the European Union framework, particularly in terms of the start-up of the ESM and the ECB’s commitment toward supporting the financing of Spanish sovereign debt through the purchase of Spanish government debt once the authorities agree to request funds from the ESM. Overall, with the measures taken by the Spanish authorities and the support from Euro zone measures, there has been a partial easing of financial tensions, despite the economic contraction (by -1.4%) in 2012, following on growth of a mere 0.4% the previous year. In 2013 the growth aims at rates similar to those of 2012.

Economic recovery continued in the United States throughout 2012, albeit at a slower pace than that reported in similar cyclical stages in the past. In fact, although GDP has grown in the region by around 2%, there has been a marked slowdown in the latter part of the year. Private demand remained feeble throughout the period, due to the high levels of uncertainty abroad and also doubt about the resolution of the fiscal cliff, meaning the automatic activation of a program of tax hikes and spending cuts that might be on a sufficient scale to push the U.S. economy into recession. However, there has been a certain degree of recovery in some sections of economic activity, such as the housing market. At the same time, monetary policy has helped to keep expectations positive through a new quantitative easing program and the commitment toward continuing with a low interest rate scenario for the time it takes to reduce the unemployment rate. In 2013 it was announced that the stimulus would be removed (Quantitative Easing), but gradually and depending on the economic trend. Although markets reacted intensely at first, it is not expected that rate hikes will occur until a later time.

Emerging economies are not immune to the global deterioration, but they continue to report significant growth rates. Emerging markets in both Latin America and Asia have felt the effects of the global financial tensions and the stagnation in the developed economies, even though domestic demand in these countries has remained sound. Exports, however, have been adversely affected. As a result, growth in Latin America slowed to around 3% in 2012 (due particularly to the poor performance in Brazil), while Asia (not including China) has grown a few tenths of a point below 4%.

Despite the weakness shown by its main foreign market (United States), the Mexican economy has reported above-average growth rates in the region and has also outstripped its own average for the last decade. Growth has continued close to 2011 levels, at around 4% in 2012 to moderate at the beginning of 2013. This is largely due to sound domestic demand, underpinned by the rise in employment and the availability of credit, but also to the greater foreign competitiveness of the Mexican economy. Although Mexican inflation stood above the target set by the Central Bank in 2012 (3%), this was due to temporary factors affecting the prices of certain products which were later corrected in 2013. The outlook is for monetary policy to be maintained until the end of the year, when a rate cut cannot be ruled out.

In South America, growth has been hampered by Brazil, which has hovered around stagnation during most of 2012. In most South American countries, however, growth was even higher than expected, despite the deterioration abroad, given that commodity prices have remained high and financial tensions have eased. In this context, both consumption and investment have continued to be shored up by the strength of the labor and credit markets and by still expansive monetary policies. However, in 2013 the activity has showed signs of weakness and capital inflows were partially reversed by external and internal factors. Especially negative has been the evolution of Venezuela, where growth could be negative this year. The greatest risks for the region come from a slowdown in China and a fall in the price of raw materials.

The gentle slowdown which China has been experiencing for some time, largely due to the economic policy measures taken to minimize the risks of overheating, has been heightened as the environment abroad has weakened. This has sparked fears of a hard landing for the Chinese economy. Nevertheless, the economy has stabilized in the latter part of 2012 and the authorities have stated that they will continue to use both monetary policy and fiscal stimulus measures to keep China’s growth at acceptable levels. However, GDP slowed to 7.6% in 2012 (from rates of between 9% and 10% in the three preceding years), and in 2013 the activity has continued to show signs of weakness (for smaller investments and exports), to which national leaders have not reacted.

Lastly, Turkey has been affected by European tensions, not only in its financial markets, but also from the knock-on effect of lack of external demand. Activity has also slowed down due to the measures taken to correct the imbalances accumulated on Turkey’s current account and in inflation. Even so, Turkey grew by 3% in 2012. The authorities are continuing to push through measures designed to reduce the economy’s traditional imbalances (such as energy dependence), and there are signs of improvement in the external deficit. However, during 2013, social unrest and political conflicts in the region, a fall in capital inflows and higher funding costs could worsen slightly the stage.

Factors Affecting the Comparability of our Results of Operations and Financial Condition

Trends in Exchange Rates

In the currency markets, the Euro depreciated significantly against the U.S. Dollar in the first half of the 2012 due to the heightened perception of risk with respect to the European debt crisis. Nonetheless, the steps taken by the ECB during the summer of 2012 to reduce fragmentation in the Euro zone’s financial markets helped strengthen the Euro in the second half of the year. Nevertheless, the Euro suffered a 7.7% annual average depreciation against the U.S. Dollar. Subsequently, the pre-announcement in 2013 of the withdrawal of extraordinary liquidity of the Federal Reserve has hit the markets, but it is still expected that the U.S. Dollar will continue to appreciate in the short term. Currency movements against the U.S. Dollar in the emerging countries have also been determined by the increase or decrease in perceived risk. The market expectations for both a withdrawal of monetary stimulus in the U.S. earlier than expected, and a larger slowdown in the Chinese economy, represented a generalized depreciation of the exchange rates in emerging economies. Going forward, to the extent that there is some optimism about the behavior of capital flows in emerging economies, it is expected that the trend will follow a slight depreciation in 2013 and 2014, contained in part by the central banks. The assets and liabilities of our subsidiaries which maintain their accounts in currencies other than the Euro have been converted to the Euro at the period-end exchange rates for inclusion in our Interim Consolidated Financial Statements. Income statement items have been converted at the average exchange rates for the period. The following table sets forth the exchange rates of several Latin American currencies, the U.S. dollar, the Turkish lira and the Chinese Yuan against the Euro, expressed in local currency per €1.00 for the six months ended June 30, 2013 and 2012, respectively and as of June 30, 2013 and December 31, 2012 according to the European Central Bank (“ECB”).

	Average Exchange Rates		Period-End Exchange Rates
	For the Six Months ended June 30, 2013	For the Six Months ended June 30, 2012	As of June 30, 2013	As of December 31, 2012
Mexican peso	16.4929	17.1839	17.0413	17.1845
U.S. Dollar	1.3131	1.2965	1.3080	1.3194
Argentine peso	6.7271	5.6942	7.0316	6.4768
Chilean peso	628.5355	638.9776	659.1958	633.3122
Colombian peso	2,398.0815	2,325.5814	2,512.5628	2,331.0023
Peruvian new sol	3.4372	3.4673	3.6327	3.3678
Venezuelan bolivar fuerte	7.6276	5.5682	8.2300	5.6616
Turkish lira	2.3804	2.3362	2.5210	2.3551
Chinese Yuan	8.1272	8.1905	8.0280	8.2207

During the six months ended June 30, 2013, the Mexican peso, the Chilean peso, the Peruvian new sol and the Chinese Yuan appreciated against the Euro on average terms, while the U.S. dollar, the Argentine peso, the Colombian peso, the Venezuelan bolivar fuerte (which was devalued in February 2013) and the Turkish lira depreciated against the Euro on average terms. At period-end, all of these currencies depreciated against the Euro compared with the period-end rates at December 31, 2012, with the exception of the Mexican peso, the U.S. Dollar and the Chinese Yuan. Overall, the effect of changes in the exchange rates on the period-on-period comparison of the Group’s income statement and balance sheet was positive.

BBVA Group Results of Operations for the Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012

The changes in the Group’s consolidated income statements for the six months ended June 30, 2013 and June 30, 2012 were as follows:

	For the Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros)		(In %)
Interest and similar income	11,831	12,069	(2.0)
Interest expense and similar charges	(4,932)	(5,008)	(1.5)

Net interest income	6,899	7,061	(2.3)

Dividend income	65	337	(80.7)
Share of profit or loss of entities accounted for using the equity method	407	542	(24.9)
Fee and commission income	2,692	2,544	5.8
Fee and commission expenses	(611)	(512)	19.3
Net gains (losses) on financial assets and liabilities	794	724	9.7
Net exchange differences	515	23	n.m. (1)
Other operating income	2,554	2,831	(9.8)
Other operating expenses	(2,711)	(2,741)	(1.1)
Administration costs	(4,833)	(4,522)	6.9
Personnel expenses	(2,808)	(2,650)	6.0
General and administrative expenses	(2,025)	(1,872)	8.2
Depreciation and amortization	(535)	(445)	20.2
Provisions (net)	(273)	(228)	19.7
Impairment losses on financial assets (net)	(2,635)	(3,235)	(18.5)
Impairment losses on other assets (net)	(214)	(269)	(20.4)
Gains (losses) on derecognized assets not classified as non-current assets held for sale	693	21	n.m. (1)
Negative goodwill	—	—	—
Gains (losses) in non-current assets held for sale not classified as discontinued operations	(309)	(287)	7.7

Operating profit before tax	2,498	1,844	35.5

Income tax	(601)	(183)	228.4

Profit from continuing operations	1,897	1,661	14.2

Profit from discontinued operations (net)	1,393	171	n.m. (1)

Profit	3,290	1,832	79.6

Profit attributed to parent company	2,882	1,510	90.9
Profit attributed to non-controlling interests	408	322	26.7

(1)	Not meaningful.

The changes in our consolidated income statements for the six months ended June 30, 2013 and June 30, 2012 were as follows:

Net interest income

The following table summarizes the principal components of net interest income for the six months ended June 30, 2013 and June 30, 2012:

	For the Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros)		(In %)
Interest income	11,831	12,069	(2.0)
Interest expense	(4,932)	(5,008)	(1.5)

Net interest income	6,899	7,061	(2.3)

Net interest income decreased 2.3% to €6,899 million for the six months ended June 30, 2013 from €7,061 million for the six months ended June 30, 2012, mainly due to the decrease in the yield on loans, as a result of the difficult economic conditions in Spain, characterized by a low lending activity and pressure on margins, which was higher than the decline in the cost of deposits.

Dividend income

Dividend income decreased 80.7% to €65 million for the six months ended June 30, 2013 from €337 million for the six months ended June 30, 2012. This decrease was primarily due to the decrease in the dividends received from investments managed by our Global Markets area.

Share of profit or loss of entities accounted for using the equity method

Share of profit or loss of entities accounted for using the equity method decreased by 24.9% to €407 million as of June 30, 2013 compared to the €542 million recorded for the six months ended June 30, 2012, mainly due to the decreased profits of CNCB for such period.

Fee and commission income

The breakdown of fee and commission income for the six months ended June 30, 2013 and June 30, 2012 is as follows:

	For the Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros)		(In %)
Commitment fees	93	88	5.7
Contingent risks	156	163	(4.3)
Letters of credit	23	26	(11.5)
Bank and other guarantees	133	137	(2.9)
Arising from exchange of foreign currencies and banknotes	11	15	(26.7)
Collection and payment services income	1,494	1,355	10.3
Bills receivables	32	36	(11.1)
Current accounts	179	192	(6.8)
Credit and debit cards	937	807	16.1
Checks	122	110	10.9
Transfers and others payment orders	163	147	10.9
Rest	61	63	(3.2)
Securities services income	576	539	6.9
Securities underwriting	46	42	9.5
Securities dealing	103	92	12.0
Custody securities	166	163	1.8
Investment and pension funds	200	182	9.9
Rest assets management	61	60	1.7
Counseling on and management of one-off transactions	7	4	75.0
Financial and similar counseling services	19	19	—
Factoring transactions	19	20	(5.0)
Non-banking financial products sales	60	50	20.0
Other fees and commissions	257	291	(11.7)

Fee and commission income	2,692	2,544	5.8

Fee and commission income increased by 5.8% to €2,692 million for the six months ended June 30, 2013 from €2,544 million for the six months ended June 30, 2012 mainly due to the increased activity in credit and debit cards in South America and Mexico.

Fee and commission expenses

The breakdown of fee and commission expenses for the six months ended June 30, 2013 and June 30, 2012 were as follows:

	For the Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros)		(In %)
Brokerage fees on lending and deposit transactions	—	2	n.m	(1)
Fees and commissions assigned to third parties	440	363	21.2
Credit and debit cards	370	302	22.5
Transfers and others payment orders	24	19	26.3
Securities dealing	3	6	(50.0)
Rest	43	36	19.4
Other fees and commissions	171	147	16.3

Fee and commission expenses	611	512	19.3

(1)	Not meaningful.

Fee and commission expenses increased by 19.3% to 611 million for the six months ended June 30, 2013 from €512 million for the six months ended June 30, 2012, due to the greater business activity in credit and debit cards.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities increased by 9.7% to €794 million for the six months ended June 30, 2013 from €724 million for the six months ended June 30, 2012, primarily as a result of the capital gains derived from the sale of some securities portfolios.

The table below provides a breakdown of net gains (losses) on financial assets and liabilities for the six months ended June 30, 2013 and June 30, 2012:

	For the Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros)		(In %)
Financial assets held for trading	98	208	(52.9)
Other financial assets designated at fair value through profit or loss	32	46	(30.4)
Other financial instruments not designated at fair value through profit or loss	664	470	41.3
Available-for-sale financial assets	533	317	68.1
Loans and receivables	118	19	n.m. (1)
Rest	13	134	(90.3)

Net gains (losses) on financial assets and liabilities	794	724	9.7

(1)	Not meaningful.

Net exchange differences increased to €515 million for the six months ended June 30, 2013 from €23 million for the six months ended June 30, 2012, due primarily to the positive evolution of certain foreign currencies (including the Chilean peso and the Peruvian new sol) and the structural management of exchange rates, mainly by entering into derivatives transactions.

Other operating income and expenses

Other operating income amounted to €2,554 million for the six months ended June 30, 2013, a 9.8% decrease compared to €2,831 million for the six months ended June 30, 2012, due primarily to decreased income derived from insurance and reinsurance contracts.

Other operating expenses for the six months ended June 30, 2013, amounted to €2,711 million, a 1.1% decrease compared to the €2,741 million recorded for the six months ended June 30, 2012.

Administration costs

Administration costs comprise personnel expenses and general and administrative expenses and for the six months ended June 30, 2013 were €4,833 million, a 6.9% increase from the €4,522 million recorded for the six months ended June 30, 2012, due primarily to the investments made to implement our expansion and technological transformation plans.

The table below provides a breakdown of personnel expenses for the six months ended June 30, 2013 and June 30, 2012:

	For the Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros)		(In %)
Wages and salaries	2,120	2,033	4.3
Social security costs	355	324	9.6
Transfers to internal pension provisions	37	26	42.3
Contributions to external pension funds	49	46	6.5
Other personnel expenses	247	221	11.8

Personnel expenses	2,808	2,650	6.0

Wages and salaries for the six months ended June 30, 2013 increased 4.3% to €2,120 million from €2,033 million for the six months ended June 30, 2012 due to the high inflation recorded in South America.

The table below provides a breakdown of general and administrative expenses for the six months ended June 30, 2013 and June 30, 2012:

	For the Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros)		(In %)
Technology and systems	401	338	18.6
Communications	145	154	(5.8)
Advertising	196	173	13.3
Property, fixtures and materials	449	433	3.7
Of which:
-Rent expenses	239	246	(2.8)
Taxes other than income tax	211	197	7.1
Other expenses	623	577	8.0

General and administrative expenses	2,025	1,872	8.2

Technology and systems expenses increased 18.6% to €401 million in the six months ended June 30, 2013 compared to €338 million in the six months ended June 30, 2012. In recent years, we have undertaken significant investments in global technology projects, particularly in the area of transformation and innovation. We started up a number of projects in 2012, including the implementation of the new BBVA Compass technological platform in all our branches in the United States.

Depreciation and amortization

Depreciation and amortization for the six months ended June 30, 2013 amounted to €535 million a 20.2% increase compared to €445 million recorded for the six months ended June 30, 2012, due primarily to the amortization of software and tangible assets for own use.

Provisions (net)

Provisions (net) for the six months ended June 30, 2013 stood at €273 million, a 19.7% increase from the €228 million recorded for the six months ended June 30, 2012, primarily to cover early retirement benefits and other allocations to pension funds.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the six months ended June 30, 2013 was €2,635 million, compared to the €3,235 million recorded for the six months ended June 30, 2012. The decrease is due to the fact that during 2013 there were lower write-downs to address the deterioration of the loans related to real estate in Spain. This operating segment’s non-performing asset ratio increased to 5.6% as of June 30, 2013 from 5.2% as of December 31, 2012.

Impairment losses on other assets (net)

Impairment losses on other assets (net) for the six months ended June 30, 2013 amounted to €214 million, a 20.4% decrease compared to the €269 million recorded for the six months ended June 30, 2012.

Gains (losses) on derecognized assets not classified as non-current assets held for sale

Gains (losses) on derecognized assets not classified as non-current assets held for sale for the six months ended June 30, 2013 amounted to a gain of €693 million compared to a gain of €21 million for the six months ended June 30, 2012. This increase was mainly due to the capital gains generated by the VIF (Value of In-Force) monetization transaction entered into by BBVA Seguros and SCOR Global Life Reinsurance Ireland plc. (“SCOR”), pursuant to which SCOR assumed a quota share of 90% of the majority of BBVA Seguros’ single premium and regular premium business in Spain (consisting mainly of life risk insurance policies). BBVA Seguros received a reinsurance commission of approximately €630 million before tax from SCOR.

Gains (losses) in non-current assets held for sale not classified as discontinued operations

Gains (losses) in non-current assets held for sale not classified as discontinued operations for the six months ended June 30, 2013, amounted to a loss of €309 million, compared to a loss of €287 million for the six months ended June 30, 2012. This increase was primarily due to the higher provisions made in connection with real estate foreclosed assets in Spain.

Operating profit before tax

As a result of the foregoing, operating profit before tax for the six months ended June 30, 2013 was €2,498 million, a 35.5% increase from the €1,844 million recorded for the six months ended June 30, 2012.

Income tax

Income tax for the six months ended June 30, 2013 was €601 million compared to the €183 million recorded for the six months ended June 30, 2012 due to a higher operating profit before tax and the lower proportion of revenues with low or zero tax rates.

Profit from continuing operations

As a result of the foregoing, profit from continuing operations for the six months ended June 30, 2013 was €1,897 million, a 14.2% decrease from the €1,661 million recorded for the six months ended June 30, 2012.

Profit from discontinued operations (net)

Profit from discontinued operations (net) for the six months ended June 30, 2013 stood at €1,393 million compared to €171 million for the six months ended June 30, 2012. The increase was mainly due to the capital gain from the sale of our stakes in the Mexican company Administradora de Fondos para el Retiro Bancomer, S.A., in the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Censantías S.A, and in the Peruvian company AFP Horizonte S.A.

Profit

As a result of the foregoing, profit for the six months ended June 30, 2013 was €3,290 million, a 79.6% increase from the €1,832 million recorded for the six months ended June 30, 2012.

Profit attributed to parent company

Profit attributed to parent company for the six months ended June 30, 2013 stood at €2,882 million compared to €1,510 million for the six months ended June 30, 2012.

Profit attributed to non-controlling interests

Profit attributed to non-controlling interests for the six months ended June 30, 2013 was €408 million, a 26.7% increase compared to the €322 million recorded for the six months ended June 30, 2012, due mainly to the growth in earnings from Peru where we have significant minority shareholders.

Results of Operations by Operating Segment for the Six Months Ended June 30, 2013 Compared to the Six Months Ended June 30, 2012

SPAIN

	For the Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros)		(In %)
Net interest income	2,053	2,367	(13.3)

Net fees and commissions	703	663	5.9

Net gains (losses) on financial assets and liabilities and net exchange differences	416	232	78.8
Other operating income and expenses (net)	78	196	(60.2)
Administration costs	(1,477)	(1,337)	10.5
Depreciation and amortization	(56)	(49)	14.0
Impairment losses on financial assets (net)	(1,166)	(918)	26.9
Provisions (net) and other gains (losses)	517	(32)	n.m. (1)

Operating profit before tax	1,066	1,122	(5.0)

Income tax	(305)	(338)	(9.8)

Profit from continuing operations	761	784	(2.9)

Profit from discontinued operations (net)	—	—	—

Profit	761	784	(2.9)

Profit attributed to non-controlling interests	(19)	(1)	n.m. (1)

Profit attributed to parent company	742	783	(5.2)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2013 was €2,053 million, a 13.3% decrease compared with the €2,367 million recorded for the six months ended June 30, 2012, mainly due to the decrease in income from loans, as a result of the difficult economic conditions, characterized by a low lending activity and pressure on margins, in Spain.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €703 million for the six months ended June 30, 2013, a 5.9% increase from the €663 million recorded for the six months ended June 30, 2012, due to the greater contribution from mutual and pension funds.

Net gains on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2013 was €416 million compared with the €232 million recorded for the six months ended June 30, 2012, mainly due to the positive effect of exchanges differences principally resulting from ALCO management.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2013 was a gain of €78 million, a 60.2% decrease from the €196 million gain recorded for the six months ended June 30, 2012, primarily due to decreased income from insurance activities and a higher contribution to the Deposit Guarantee Fund due to a higher volume of deposits.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2013 were €1,477 million, a 10.5% increase from the €1,337 million recorded for the six months ended June 30, 2012, primarily due to the incorporation of Unnim.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2013 was €1,166 million compared to the €918 million recorded for the six months ended June 30, 2012 which is mainly attributable to the impairment of loans related to corporates in Spain. This operating segment’s non-performing asset ratio increased to 4.7% as of June 30, 2013 from 4.1% as of December 31, 2012.

Operating profit before tax

As a result of the foregoing, the operating profit before tax of this operating segment for the six months ended June 30, 2013 was €1,066 million, compared with the €1,122 million recorded in the six months ended June 30, 2012.

Income tax

Income tax of this operating segment for the six months ended June 30, 2013 was a €305 million expense, a decrease from the €338 million expense recorded in the six months ended June 30, 2012 mainly due to a lower operating profit before tax.

Profit attributed to parent company

As a result, profit attributed to parent company for the six months ended June 30, 2013 amounted to €742 million, compared with the €783 million in the six months ended June 30, 2012.

REAL ESTATE ACTIVITY IN SPAIN

	For the Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros)		(In %)
Net interest income	42	(2)	n.m. (1)

Net fees and commissions	5	9	(41.1)
Net gains (losses) on financial assets and liabilities and net exchange differences	19	(44)	n.m. (1)
Other operating income and expenses (net)	(64)	(15)	n.m. (1)
Administration costs	(63)	(43)	47.0
Depreciation and amortization	(11)	(11)	—
Impairment losses on financial assets (net)	(271)	(1,370)	(80.2)
Provisions (net) and other gains (losses)	(505)	(531)	(5.0)

Operating profit/(loss) before tax	(847)	(2,007)	(57.8)

Income tax	221	579	(61.9)

Profit from continuing operations	(627)	(1,428)	(56.1)

Profit from discontinued operations (net)	—	—	—

Profit	(627)	(1,428)	(56.1)

Profit attributed to non-controlling interests	(2)	1	n.m. (1)

Profit attributed to parent company	(629)	(1,427)	(55.9)

(1)	Not meaningful

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2013 was a gain of €42 million compared with a loss of €2 million recorded for the six months ended June 30, 2012. Net interest income generated by this operating segment is lower than the net interest income of other operating segments since its main activity relates to the management of real estate assets (rather than to the provision of banking services).

Net fees and commissions

Net fees and commissions of this operating segment amounted to €5 million for the six months ended June 30, 2013, compared with the €9 million recorded for the six months ended June 30, 2012.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2013 was a gain of €19 million compared with a loss of €44 million recorded for the six months ended June 30, 2012.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2013 was a loss of €64 million compared with a loss of €15 million recorded for the six months ended June 30, 2012.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2013 were €63 million, a 47.0% increase over the €43 million recorded for the six months ended June 30, 2012, primarily due to increased personnel expenses, as a result of the allocation of additional staff to this segment in order to carry out its activity.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2013 was €271 million, an 80.2% decrease from the €1,370 million recorded for the six months ended June 30, 2012. This decrease is primarily due to the existence of lower losses in the real estate sector in Spain in the first half of 2013 compared to the first half of 2012.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) of this operating segment for the six months ended June 30, 2013 was a loss of €505 million, a 5.0% decrease from the €531 million loss recorded in the six months ended June 30, 2012.

Operating profit / (loss) before tax

As a result of the foregoing, operating loss before tax of this operating segment for the six months ended June 30, 2013 was €847 million, a 57.8% decrease from the €2,007 million operating loss before tax recorded in the six months ended June 30, 2012.

Income tax

Income tax of this operating segment for the six months ended June 30, 2013 was a benefit of €221 million, a 61.9% decrease from the benefit of €579 million recorded in the six months ended June 30, 2012, mainly due to a lower operating loss before tax.

Profit (loss) attributed to parent company

As a result of the foregoing, loss attributed to parent company of this operating segment for the six months ended June 30, 2013 was €629 million, a 55.9% decrease from the €1,427 million loss recorded in the six months ended June 30, 2012.

EURASIA

As described under “Presentation of Financial Information”, in accordance with the new standard set forth by IFRS 11, Garanti and entities of the Garanti group are from January 1, 2013 accounted for using the equity method in our consolidated financial information, whereas they were accounted for under the proportionate consolidation method prior to such date. In accordance with IFRS 8, the analysis of the Eurasia business segment follows management criteria, which includes 25.01% of the assets, liabilities and income statement of Garanti. A reconciliation of the income statement of our operating segments and the Group’s income statement is set forth at the end of this report.

	For the Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros)		(In %)
Net interest income	490	386	26.9

Net fees and commissions	206	235	(12.1)
Net gains (losses) on financial assets and liabilities and net exchange differences	166	83	100.8
Other operating income and expenses (net)	242	393	(38.4)
Administration costs	(334)	(339)	(1.5)
Depreciation and amortization	(27)	(27)	(0.8)
Impairment losses on financial assets (net)	(191)	(77)	148.2
Provisions (net) and other gains (losses)	(35)	(19)	80.8

Operating profit before tax	518	635	(18.4)

Income tax	(89)	(56)	58.3

Profit from continuing operations	429	579	(25.8)

Profit from discontinued operations (net)	—	—	—

Profit	429	579	(25.8)

Profit attributed to non-controlling interests	—	—	—

Profit attributed to parent company	429	579	(25.8)

(1)	Not meaningful.

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition,” in the six months ended June 30, 2013, the Turkish lira depreciated against the Euro in average terms, resulting in a negative exchange rate effect on our income statement for the six months ended June 30, 2013.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2013 was €490 million compared with the €386 million recorded for the six months ended June 30, 2012. This increase was mainly due to the decrease in the interest and similar expenses related to certain lira denominated liabilities of Garanti.

Net fees and commissions

Net fees and commissions of this operating segment amounted to €206 million for the six months ended June 30, 2013, a 12.1% decrease from the €235 million recorded for the six months ended June 30, 2012, due to a lower activity in the wholesale market area.

Net gains on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2013 was €166 million compared with the €83 million recorded for the six months ended June 30, 2012, principally as a result of the results of the Global Markets unit of our Eurasia operating segment.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2013 was a gain of €242 million a 38.4% decrease from the €393 million gain recorded for the six months ended June 30, 2012 due to the lower contribution of CNCB’s equity accounted earnings.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2013 were €334 million, a 1.5% decrease over the €339 million recorded for the six months ended June 30, 2012.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2013 was €191 million, compared with the €77 million recorded for the six months ended June 30, 2012 mainly due to the increased impairment losses on financial assets in Garanti. This operating segment’s non-performing asset ratio increased to 3.0% as of June 30, 2013 from 2.8% as of December 31, 2012.

Operating profit before tax

As a result of the foregoing, operating profit before tax of this operating segment for the six months ended June 30, 2013 was €518 million, an 18.4% decrease from the €635 million recorded in the six months ended June 30, 2012.

Income tax

Income tax of this operating segment for the six months ended June 30, 2013 was €89 million, compared with the €56 million recorded in the six months ended June 30, 2012 as a result of a lower proportion of income with a relatively low tax rate.

Profit attributed to parent company

As a result of the foregoing, profit attributed to parent company of this operating segment for the six months ended June 30, 2013 was €429 million, a 25.8% decrease from the €579 million recorded in the six months ended June 30, 2012.

MEXICO

	For the Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros)		(In %)
Net interest income	2,228	2,021	10.3

Net fees and commissions	582	525	10.8
Net gains (losses) on financial assets and liabilities and net exchange differences	114	102	11.1
Other operating income and expenses (net)	177	131	34.7
Administration costs	(1,097)	(994)	10.3
Depreciation and amortization	(81)	(62)	30.2
Impairment losses on financial assets (net)	(727)	(616)	18.0
Provisions (net) and other gains (losses)	(31)	(25)	26.0

Operating profit before tax	1,164	1,082	7.6

Income tax	(288)	(260)	11.0

Profit from continuing operations	876	822	6.5

Profit from discontinued operations (net)	—	—	—

Profit	876	822	6.5

Profit attributed to non-controlling interests	—	—	—

Profit attributed to parent company	876	822	6.5

As discussed above under “Factors Affecting the Comparability of our Results of Operations and Financial Condition,” in the six months ended June 30, 2013 the Mexican peso appreciated against the Euro in average terms, resulting in a positive exchange rate effect on our income statement for the six months ended June 30, 2013.

In the second half of 2012, we signed an agreement for the sale of our pension business in Mexico and the sale was completed on January 9, 2013. The gain on the sale was recorded under our Corporate Center.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2013 was €2,228 million, a 10.3% increase compared to the €2,021 million recorded for the six months ended June 30, 2012, mainly due to the increase in banking activity, as well as the maintenance of spreads.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2013 totaled €582 million, with an increase of 10.8% from the €525 million for the six months ended June 30, 2012. This increase was supported by the improvement in fees from the investment banking business and the optimization of charges for maintenance and administration of accounts.

Net gains (losses) on financial assets and liabilities and exchange differences

Net gains (losses) on financial assets and liabilities and exchange differences (net) of this operating segment for the six months ended June 30, 2013 amounted to €114 million, an 11.1% increase on the €102 million for the six months ended June 30, 2012 due to exchange differences.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2013 was €177 million, a 34.7% increase compared with €131 million for the six months ended June 30, 2012, principally due to growth in the insurance business.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2013 stood at €1,097 million, a 10.3% increase compared to the €994 million recorded for the six months ended June 30, 2012 due to investments made for the opening and modernization of offices and investments in technological innovation, and the process of building the new corporate headquarters in Mexico D.F.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) for the six months ended June 30, 2013 totaled €727 million, an 18% increase on the €616 million recorded for the six months ended June 30, 2012. This increase was due in part to growth in lending, but also to a further deterioration in consumer portfolios. This operating segment’s non-performing asset ratio increased to 3.9% as of June 30, 2013 from 3.7% as of December 31, 2012.

Operating profit before tax

As a result, operating profit before tax was €1,164 million, a 7.6% increase compared to the €1,082 million recorded for the six months ended June 30, 2012.

Income tax

Income tax of this operating segment for the six months ended June 30, 2012 was €288 million compared to the €260 million recorded for the six months ended June 30, 2012, mainly as a result of the increase in the operating profit before tax.

Profit attributed to parent company

As a result of the above, profit attributed to parent company of this operating segment for the six months ended June 30, 2013 was €876 million, a 6.5% increase compared to the €822 million recorded for the six months ended June 30, 2012.

SOUTH AMERICA

	For the Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros)		(In %)
Net interest income	2,147	1,973	8.8

Net fees and commissions	454	426	6.6
Net gains (losses) on financial assets and liabilities and net exchange differences	326	222	47.1
Other operating income and expenses (net)	(316)	(80)	294.8
Administration costs	(1,067)	(981)	8.8
Depreciation and amortization	(80)	(78)	3.0
Impairment losses on financial assets (net)	(320)	(234)	36.4
Provisions (net) and other gains (losses)	(48)	(75)	(36.3)

Operating profit before tax	1,097	1,173	(6.5)

Income tax	(283)	(259)	9.3

Profit from continuing operations	814	914	(10.9)

Profit from discontinued operations (net)	—	—	—

Profit	814	914	(10.9)

Profit attributed to non-controlling interests	(253)	(285)	(11.2)

Profit attributed to parent company	561	629	(10.8)

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition,” the average exchange rates against the Euro of the currencies of the countries in which we operate in South America, except for the Argentine peso, the Colombian peso and the Venezuelan bolivar fuerte (which was devalued in February 2013), increased in the six months ended June 30, 2013, resulting in a positive impact on the results of operations of the South America operating segment expressed in Euro.

During the second half of 2012 we embarked on various negotiations for the sale of our pension business in South America. We reached an agreement for the sale of our stake in the Chilean company AFP Provida S.A. on February 1, 2013, and such transaction is currently pending closing. Additionally, we closed the sale (booked in the corporate center) of the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A. and the Peruvian company AFP Horizonte S.A. on April 18, 2013 and April 23, 2013, respectively.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2013 was €2,147 million, a 8.8% increase from the €1,973 million recorded in the six months ended June 30, 2012, mainly due to the increase in volume of customer loans and deposits during the period, despite the adjustment for hyperinflation in Venezuela, which has been greater than in previous periods.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2013 amounted to €454 million, a 6.6% increase from the €426 million recorded for the six months ended June 30, 2012, in line with the increased activity in the region. In addition, fees and commissions benefited from a payment by VISA of €16 million in the second quarter of 2013 related to an increase in card usage volumes.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains on financial assets and liabilities and exchange differences of this operating segment in the six months ended June 30, 2013 were €326 million, a 47.1% increase from the €222 million recorded in the six months ended June 30, 2012, mainly due to the positive effect of exchange rate differences primarily due to the appreciation of the Chilean peso and the Peruvian new sol.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2013, was a loss of €316 million, compared with a loss of €80 million recorded for the six months ended June 30, 2012, principally due to the impact of Venezuela being considered as a hyperinflationary economy for accounting purposes and the greater contribution made to the deposit guarantee funds in the countries in which we operate.

Administration costs

Administration costs for this operating segment for the six months ended June 30, 2013 were €1,067 million, an 8.8% increase compared to the €981 million recorded for the six months ended June 30, 2012. The main factors behind this rise have been the technological expansion and transformation plans underway, together with the high rate of inflation in some countries in the region.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment in the six months ended June 30, 2013 was €320 million, a 36.4% increase from the €234 million recorded for the six months ended June 30, 2012 due in part to the growth of loans and advances to customers and the worsening of the economic conditions in the countries in which we operate, compared to the six months ended June 30, 2012. This operating segment’s non-performing asset ratio increased to 2.2% as of June 30, 2013 from 2.1% as of December 31, 2012.

Operating profit before tax

As a result of the foregoing, operating profit before tax of this operating segment in the six months ended June 30, 2013 amounted to €1,097 million, a 6.5% decrease compared to the €1,173 million recorded for the six months ended June 30, 2012.

Income tax

Income tax of this operating segment for the six months ended June 30, 2013 was €283 million, a 9.3% increase from the €259 million for the six months ended June 30, 2012 as a result of a lower proportion of income with a relatively low tax rate.

Profit attributed to parent company

As a result of the foregoing profit attributed to parent company for this operating segment for the six months ended June 30, 2013 was €561 million, a 10.8% decrease compared to the €629 million recorded for the six months ended June 30, 2012.

UNITED STATES

	For the Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros)		(In %)
Net interest income	702	786	(10.8)

Net fees and commissions	276	301	(8.5)
Net gains (losses) on financial assets and liabilities and net exchange differences	95	95	(0.5)
Other operating income and expenses (net)	1	(31)	n.m. (1)
Administration costs	(643)	(657)	(2.0)
Depreciation and amortization	(90)	(85)	6.2
Impairment losses on financial assets (net)	(37)	(42)	(11.4)
Provisions (net) and other gains (losses)	(2)	(28)	(91.1)

Operating profit before tax	301	341	(11.7)

Income tax	(88)	(108)	(18.2)

Profit from continuing operations	213	233	(8.7)

Profit from discontinued operations (net)	—	—	—

Profit	213	233	(8.7)

Profit attributed to non-controlling interests	—	—	—

Profit attributed to parent company	213	233	(8.7)

(1)	Not meaningful.

As discussed above under “—Factors Affecting the Comparability of our Results of Operations and Financial Condition” in 2013 the U.S. dollar depreciated against the Euro on average terms, resulting in a negative exchange rate effect on our income statement.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2013 was €702 million, a 10.8% decrease from the €786 million recorded in the six months ended June 30, 2012, primarily as a result of low interest rates and very flat yield curves on loans and advances to customers, which effects were partially offset by the lower costs of deposits and increased activity in demand deposits.

Net fees and commissions

Net fees and commissions of this operating segment for the six months ended June 30, 2013 were €276 million, an 8.5% decrease from the €301 million recorded in the six months ended June 30, 2012, due primarily to the coming into force of restrictive regulations on fees and commissions.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2013 and 2012 were €95 million.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2013 was income of €1 million, compared with an expense of €31 million for the six months ended June 30, 2012 mainly due to lower contributions to the Federal Deposit Insurance Corporation (FDIC) resulting from the lowering of the contribution requirements.

Administration costs

Administrations costs of this operating segment for the six months ended June 30, 2013 were €643 million, a 2.0% decrease from the €657 million recorded in the six months ended June 30, 2012.

Depreciation and amortization

Depreciation and amortization of this operating segment for the six months ended June 30, 2013 was €90 million, a 6.2% increase from €85 million for the six months ended June 30, 2012.

Impairment losses on financial assets (net)

Impairment losses on financial assets (net) of this operating segment for the six months ended June 30, 2013 was €37 million, an 11.4% decrease from the €42 million recorded for the six months ended June 30, 2012, primarily due to the improvement in the loan-book mix. The non-performing assets ratio of this operating segment as of June 30, 2013 decreased to 1.5% from 2.4% as of December 31, 2012.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the six months ended June 30, 2013 were a loss of €2 million compared with the €28 million losses recorded for the six months ended June 30, 2012 mainly as a result of lower provisions for contingent risks.

Operating profit before tax

As a result of the foregoing the operating profit before tax for the six months ended June 30, 2013 was €301 million, a 11.7% decrease from the €341 million for the six months ended June 30, 2012.

Income tax

Income tax of this operating segment for the six months ended June 30, 2013 was €88 million, an 18.2% decrease from the €108 million recorded in the six months ended June 30, 2012 as a result of the decrease in the operating profit before tax.

Profit attributed to parent company

Profit attributed to parent company of this operating segment for the six months ended June 30, 2013 was €213 million, compared to the €233 million recorded in the six months ended June 30, 2012.

CORPORATE CENTER

	For the Six Months Ended June 30,
	2013	2012R	Change
	(In Millions of Euros)		(In %)
Net interest income	(360)	(195)	84.3

Net fees and commissions	(48)	(36)	31.1
Net gains (losses) on financial assets and liabilities and net exchange differences	214	111	93.0
Other operating income and expenses (net)	18	218	(91.9)
Administration costs	(336)	(345)	(2.8)
Depreciation and amortization	(211)	(154)	36.9
Impairment losses on financial assets (net)	—	(9)	n.m.	(1)
Provisions (net) and other gains (losses)	(23)	(53)	(56.5)

Operating profit/loss before tax	(745)	(464)	60.6

Income tax	176	221	(20.3)

Profit from continuing operations	(569)	(243)	134.3

Profit from discontinued operations (net)	1,393	172	n.m.	(1)

Profit	824	(71)	n.m.	(1)

Profit attributed to non-controlling interests	(134)	(37)	266.1

Profit attributed to parent company	690	(108)	n.m.	(1)

(1)	Not meaningful.

Net interest income

Net interest income of this operating segment for the six months ended June 30, 2013 was an expense of €360 million compared with an expense of €195 million recorded in the six months ended June 30, 2012. Net interest income has been negatively affected by the rising cost of wholesale finance resulting from the instability in the Euro zone area throughout 2012, which had a negative impact in our interest expenses for the six months ended June 30, 2013 as a result of the wholesale funding raised in 2012.

Net fees and commissions

Net fees and commissions of this operating segment amounted to an expense of 48 million for the six months ended June 30, 2013, a 31.1% increase from the €36 million expense recorded for the six months ended June 30, 2012, mainly as a result of lower income from mutual fund fees.

Net gains (losses) on financial assets and liabilities and net exchange differences

Net gains (losses) on financial assets and liabilities and net exchange differences of this operating segment for the six months ended June 30, 2013 were a gain of €214 million, compared with a gain of €111 million in the six months ended June 30, 2012, primarily as a result of the structural management of exchange rates and capital gains derived from the sale of some securities portfolios.

Other operating income and expenses (net)

Other operating income and expenses (net) of this operating segment for the six months ended June 30, 2013 was a gain of €18 million, a 91.9% decrease compared with the gain of €218 million recorded in the six months ended June 30, 2012, mainly as a result of lower income from dividends.

Administration costs

Administration costs of this operating segment for the six months ended June 30, 2013 were €336 million, a 2.8% decrease from the €345 million recorded in the six months ended June 30, 2012.

Depreciation and amortization

Depreciation and amortization of this operating segment for the six months ended June 30, 2013 was €211 million, a 36.9% increase from the €154 million recorded for the six months ended June 30, 2012, primarily due to charges related to corporate offices and software amortization.

Impairment losses on financial assets (net)

No impairment losses on financial assets (net) of this operating segment were registered in the six months ended June 30, 2013 compared to a loss of €9 million recorded for the six months ended June 30, 2012, when higher provisions for loan losses were made to increase the Group’s coverage ratio in light of the adverse economic conditions.

Provisions (net) and other gains (losses)

Provisions (net) and other gains (losses) for the six months ended June 30, 2013 was an expense of €23 million, a 56.5% decrease from the €53 million expense recorded in the six months ended June 30, 2012.

Operating loss before tax

As a result of the foregoing the operating loss before tax for the six months ended June 30, 2013 was €745 million, compared to €464 million for the six months ended June 30, 2012.

Income tax

Income tax of this operating segment for the six months ended June 30, 2013 was a benefit of €176 million, a 20.3% decrease from the benefit of €221 million recorded in the six months ended June 30, 2012, mainly as a result of lower proportion of income with a relatively low tax rate.

Profit from discontinued operations

Profit from discontinued operations for this segment for the six months ended June 30, 2013 was €1,393 million compared to €172 million in the six months ended June 30, 2012. This increase is due to the profit from the sale of the pension business in South America and Mexico and the income of this business.

Profit attributed to parent company

Profit attributed to parent company of this operating segment for the six months ended June 30, 2013 was a profit of €690 million, compared with a loss of €108 million in the six months ended June 30, 2012.

RECONCILIATION BETWEEN OPERATING SEGMENTS AND GROUP’S INCOME STATEMENT

The below table reconciles the income statement of our various operating segments and our Corporate Center to the consolidated income statement of the Group. The “Adjustments” column consists of amounts included in the Eurasia segment from the proportionate consolidation of Garanti and entities of the Garanti group which must be backed out for purposes of our consolidated financial information given that in accordance with IFRS 11 we are required to account for Garanti and the entities of the Garanti group using the equity method from January 1, 2013.

	For the Six Months Ended June 30, 2013
	Spain	Real estate in Spain	Eurasia	Mexico	United States	South America	Corporate center	Total	Adjustments	Group Income
	(In Millions of Euros)
Net interest income	2,053	42	490	2,228	702	2,147	(360)	7,302	(403)	6,899

Net fees and commissions	703	5	206	582	276	454	(48)	2,178	(97)	2,081
Net gains (losses) on financial assets and liabilities and net exchange differences	416	19	166	114	95	326	214	1,349	(40)	1,309
Other operating income and expenses(*)	78	(64)	242	177	1	(316)	18	135	180	315
Administration costs	(1,477)	(63)	(334)	(1,097)	(643)	(1,067)	(336)	(5,017)	184	(4,833)
Depreciation and amortization	(56)	(11)	(27)	(81)	(90)	(80)	(211)	(555)	(253)	(808)
Impairment losses on financial assets (net)	(1,166)	(271)	(191)	(727)	(37)	(320)	—	(2,712)	77	(2,635)
Provisions (net) and other gains (losses)	517	(505)	(35)	(31)	(2)	(48)	(23)	(127)	297	170

Operating profit/ (loss) before tax	1,066	(847)	518	1,164	301	1,097	(745)	2,553	(55)	2,498

Income tax	(305)	221	(89)	(288)	(88)	(283)	176	(656)	55	(601)

Profit from continuing transactions	761	(627)	429	876	213	814	(569)	1,897	—	1,897

Profit from discontinued transactions (net)	—	—	—	—	—	—	1,393	1,393	—	1,393

Profit	761	(627)	429	876	213	814	824	3,290	—	3,290

Profit attributed to non-controlling interests	(19)	(2)	—	—	—	(253)	(134)	(408)	—	(408)

Profit attributed to parent company	742	(629)	429	876	213	561	690	2,882	—	2,882

(*)	Includes share of profit or loss of entities accounted for using the equity method.

Liquidity and Capital Resources

Liquidity risk management and controls are explained in Note 7.3 to the Interim Consolidated Financial Statements. In addition, information on outstanding contractual maturities of assets and liabilities is provided in Note 7.5 to the Interim Consolidated Financial Statements. For information concerning our short-term borrowing, see “Selected Statistical Information—LIABILITIES—Short-term Borrowings”.

Liquidity and finance management of the BBVA Group’s balance sheet seeks to fund the growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance.

A core principle in the BBVA Group’s liquidity and finance management is the financial independence of its banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, we maintain a liquidity pool at an individual entity level at each of Banco Bilbao Vizcaya Argentaria, S.A. and our banking subsidiaries, including BBVA Compass, BBVA Bancomer and our Latin American subsidiaries. The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. represented 0.95% of our total consolidated assets and 0.57% of our total consolidated liabilities, as of June 30, 2013.

Our principal source of funds is our customer deposit base, which consists primarily of demand, savings and time deposits. In addition to relying on our customer deposits, we also access the interbank market (overnight and time deposits) and domestic and international capital markets for our additional liquidity requirements. To access the capital markets, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also generally maintain a diversified liquidity pool of liquid assets and securitized assets at an individual entity level (except with respect to Banco Bilbao Vizcaya Argentaria (Portugal), S.A.). Another source of liquidity is our generation of cash flow from our operations. Finally, we supplement our funding requirements with borrowings from the Bank of Spain and from the European Central Bank (“ECB”) or the respective central banks of the countries where our subsidiaries are located. See Note 9 to the Interim Consolidated Financial Statements for information on our borrowings from central banks.

The table below shows the types and amounts of securities included within the liquidity pool of Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A. and each of our significant subsidiaries as of June 30, 2013:

	BBVA Eurozone(1)	BBVA Bancomer	BBVA Compass	Others
	(In Millions of Euros)
Cash and balances with central banks	3,681	5,309	2,372	5,087
Assets for credit operations with central banks	42,508	10,508	9,085	9,564
Central governments issues	29,037	5,555	232	8,628
Of Which: Spanish government securities	24,978	—	—	—
Other issues	13,471	4,953	2,188	936
Loans	—	—	6,665	—
Other non-eligible liquid assets	4,159	440	335	1,068

Accumulated available balance	50,348	16,257	11,792	15,719

(1)	Includes Banco Bilbao Vizcaya Argentaria, S.A. and Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

The following table shows the balances as of June 30, 2013, and as of December 31, 2012 of our principal sources of funds (including accrued interest, hedge transactions and issue expenses):

	As of June 30, 2013	As of December 31, 2012R
	(In Millions of Euros)
Deposits from central banks	28,574	46,475
Deposits from credit institutions	47,123	55,675
Customer deposits	301,508	282,795
Debt certificates	79,433	86,255
Subordinated liabilities	10,173	11,815
Other financial liabilities	6,471	7,590

Total	473,282	490,605

Customer deposits

Customer deposits amounted to €301,508 million as of June 30, 2013, compared to €282,795 million as of December 31, 2012. The increase from December 31, 2012 to June 30, 2013 was primarily due the positive performance in time deposits held by households and companies.

Our customer deposits, excluding assets sold under repurchase agreements amounted to €264,193 million as of June 30, 2013 compared to €253,746 million as of December 31, 2012.

Amounts due to central banks and credit institutions

Amounts due to credit institutions, including central banks, amounted to €75,697 million as of June 30, 2013, compared to €102,150 million as of December 31, 2012. The decrease in the amounts due to central banks and credit institutions in the first half of 2013 was related to decreased deposits from central banks, mainly from the ECB long-term financing.

	As of June 30, 2013	As of December 31, 2012R
	(In Millions of Euros)
Deposits from Credit Institutions	47,123	55,675
Deposits from Central Banks	28,574	46,475

Total Deposits from Credit Institutions	75,697	102,150

Capital markets

We have continued making debt issuances in the domestic and international capital markets in order to finance our activities and as of June 30, 2013 we had €79,433 million of senior debt outstanding, comprising €73,141 million in bonds and debentures and €6,292 million in promissory notes and other securities, compared to €86,255 million, €75,099 million and €11,156 million outstanding as of December 31, 2012, respectively. See Note 23.3 to the Interim Consolidated Financial Statements.

In addition, we had a total of €7,987 million in subordinated debt and €1,839 million in preferred securities outstanding as of June 30, 2013, compared to €9,259 million and €1,847 million outstanding as of December 31, 2012, respectively.

The breakdown of the outstanding subordinated debt and preferred securities by entity issuer, maturity, interest rate and currency is disclosed in Appendix VI of the Interim Consolidated Financial Statements.

The following is a breakdown as of June 30, 2013 of the maturities of our debt certificates (including bonds) and subordinated liabilities, disregarding any valuation adjustments and accrued interest:

Maturity of Wholesale Issues	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
	(In Millions of Euros)
Debt certificates (including bonds)	4,266	3,339	15,425	42,448	11,973	77,451
Subordinated liabilities	37	27	98	2,622	7,041	9,825

Total	4,303	3,366	15,523	45,070	19,014	87,276

Generation of Cash Flow

We operate in Spain, Mexico, the United States and over 30 other countries, mainly in Europe, Latin America, and Asia. Our banking subsidiaries around the world, including BBVA Compass, are subject to supervision and regulation by a variety of regulatory bodies relating to, among other things, the satisfaction of minimum capital requirements. The obligation to satisfy such capital requirements may affect the ability of our banking subsidiaries, including BBVA Compass, to transfer funds to us in the form of cash dividends, loans or advances. In addition, under the laws of the various jurisdictions where our subsidiaries, including BBVA Compass, are incorporated, dividends may only be paid out of funds legally available therefor. For example, BBVA Compass is incorporated in Alabama and under Alabama law it is not able to pay any dividends without the prior approval of the Superintendent of Banking of Alabama if the dividend would exceed the total net earnings for the year combined with the bank’s retained net earnings of the preceding two years.

Even where minimum capital requirements are met and funds are legally available therefore, the relevant regulator could advise against the transfer of funds to us in the form of cash dividends, loans or advances, for prudence reasons or otherwise.

There is no assurance that in the future other similar restrictions will not be adopted or that, if adopted, they will not negatively affect our liquidity. The geographic diversification of our businesses, however, could help to limit the effect on the Group any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

See Note 53 of the Interim Consolidated Financial Statements for additional information on our Consolidated Statements of Cash Flows.

Capital

Our estimated capital ratios and their related components are non-GAAP financial measures. We believe these metrics provide useful information to investors and others by measuring our progress against regulatory capital standards. Our estimated capital ratios are based on our interpretation, expectations and understanding of the respective requirements, and are necessarily subject to further regulatory clarity and rulemaking.

Under the Bank of Spain’s capital adequacy regulations applicable as of June 30, 2013 and December 31, 2012, we were required to have a ratio of consolidated stockholders’ equity to risk-weighted assets and off-balance sheet items (net of certain amounts) of not less than 8%. As of June 30, 2013, this ratio was 10.3%, down from 10.5% as of December 31, 2012, and our stockholders’ equity exceeded the minimum level required by 48.0%, up from 40.3% as of December 31, 2012. For additional information on the calculation of these ratios, see Note 33 to the Interim Consolidated Financial Statements.

Based on the Basel II framework and using such additional assumptions as we consider appropriate, we have estimated that as of June 30, 2013 and December 31, 2012 our consolidated Tier I risk-based capital ratio was 11.3% and 10.8%, respectively, and our consolidated total risk-based capital ratio (consisting of both Tier I and Tier II capital) was 13.5% and 13.0%, respectively. The Basel II recommends that these ratios be at least 4% and 8%, respectively.

As of June 30, 2013 the BBVA Group also complied with the recommendations made by the European Banking Authority (EBA) about minimum capital levels calculated based on June 2012 requirements. The minimum required level is 9%.

For qualitative and quantitative information on the principal risks we face, including market, credit and liquidity risks as well as information on funding and treasury policies and exchange rates risk, see Note 7 to the Interim Consolidated Financial Statement.

Off-Balance Sheet Arrangements

In addition to loans, we had outstanding the following contingent liabilities and commitments at the dates indicated:

	As of June 30, 2013	As of December 31, 2012R
	(In Millions of Euros)
Contingent Risks
Rediscounts, endorsements and acceptances	31	36
Collateral, bank guarantees and indemnities	28,405	29,976
Letter of credit and others	5,824	7,007
Total Contingent Risks	34,260	37,019

Contingent Liabilities
Balances drawable by third parties:
Credit institutions	1,598	1,946
Government and other government agencies	1,229	1,360
Other resident sectors	21,030	21,982
Non-resident sector	58,957	58,231
Total Balances drawable by third parties	82,814	83,519
Other contingent liabilities	13,195	6,624
Total Contingent liabilities	96,009	90,143

Total contingent risks and contingent liabilities	130,269	127,162

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of June 30, 2013 and December 31, 2012.

	As of June 30, 2013	As of December 31, 2012R
	(In Millions of Euros)
Mutual funds	40,994	40,118
Pension funds	53,524	84,500
Customer portfolios	22,887	28,138

Total	117,405	152,756

See Note 38 to the Interim Consolidated Financial Statements for additional information with respect to our off-balance sheet arrangements.

Capital Expenditures

We have no pending significant capital expenditures.

OTHER INFORMATION

Sale of BBVA Panamá

On July 20, 2013, BBVA reached an agreement with Leasing Bogotá S.A., Panamá, a subsidiary of Grupo Aval Acciones y Valores, S.A., for the sale to the former of the entire stake (98.92%) that BBVA holds directly and indirectly in Banco Bilbao Vizcaya Argentaria (Panamá), S.A. (“BBVA Panamá”).

The closing of the transaction is subject to the approval by the competent regulatory authorities.

The total consideration that BBVA expects to obtain pursuant to this sale amounts to approximately $646 million (€492 million) including an adjustment to the net income generated by BBVA Panamá from June 1, 2013 up to the closing date. BBVA estimates that such amount will represent a positive adjustment of approximately $16 million (€12 million).

BBVA has the option to receive part of the consideration through the distribution of dividends from BBVA Panamá amounting to $140 million (€107 million) prior to the closing date (such amount would accordingly reduce the purchase price to be paid to BBVA at closing) in which case the capital gain net of taxes would amount to approximately €150 million.

Scrip Dividend

On September 25, 2013, BBVA furnished to the SEC a relevant event notice on a Form 6-K relating to the free-of-charge capital increase approved by the General Meeting of BBVA shareholders held on March 15 2013, under item four, section 4.2 of the agenda, pursuant to which a system of flexible shareholder remuneration called “Dividend Option” is to be instrumented. Accompanying such relevant event notice is an information document describing the free-of-charge capital increase for purposes of articles 26.1.e) and 41.1.d) of Royal Decree 1310/2005 of November 4.

Sale of Administradora de Fondos de Pensiones Provida S.A.

On October 2, 2013, BBVA completed the sale of the entirety of its approximately 64.3% interest in Chilean pension fund manager Administradora de Fondos de Pensiones Provida S.A. (“AFP Provida”) to subsidiaries of MetLife, Inc.

The total amount in cash received by BBVA in connection with the sale of its approximately 64.3% interest in AFP Provida is approximately 1,540 million U.S. dollars (“USD”), taking into account the purchase price amounting to approximately 1,310 million USD as well as the dividends paid by AFP Provida since February 1, 2013 amounting to approximately 230 million USD (an exchange rate of 1 USD = 504.93 Chilean Pesos (CLP) as of September 30, 2013 has been considered for the dividends paid). The capital gain net of taxes arising from the transaction amounts to approximately €500 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ RICARDO GOMEZ BARREDO
Name:	RICARDO GOMEZ BARREDO

Title:	Head of Global Accounting and Information Management Department

Date: October 4, 2013

Interim report

June - 2013

Unaudited Interim Consolidated Financial Statements, Corresponding to the Six Months Period Ended June 30, 2013

CONTENTS

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

APPENDICES

APPENDIX I	Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group	A-2

APPENDIX II	Additional information on investments in associate and joint venture entities accounted for using the equity method in the BBVA Group	A-10

APPENDIX III	Changes and notification of investments and divestments in the BBVA Group in the six months ended June 30, 2013	A-11

APPENDIX IV	Fully consolidated subsidiaries with more than 10% owned by non-BBVA Group shareholders as of June 30, 2012	A-13

APPENDIX V	BBVA Group’s structured entities. Securitization funds	A-14

APPENDIX VI	Details of the outstanding Subordinated Debt and Preferred Securities issued by the Bank or entities in the Group consolidated as of as of June 30, 2013 and December 31, 2012	A-15

APPENDIX VII	Consolidated balance sheets held in foreign currency as of June 30, 2013 and December 31, 2012	A-19

APPENDIX VIII	Information on data derived from the special accounting registry	A-20

APPENDIX IX	Risks related to the developer and real-estate sector in Spain	A-25

APPENDIX X	Refinanced and restructured operations and other Circular 6/2012 requirements	A-30

APPENDIX XI	Glossary	A-37

APPENDIX XII	Additional disclosure required by the Regulation S-X	A-50

Unaudited Consolidated balance sheets as of June 30, 2013 and December 31, 2012

		Millions of Euros
ASSETS	Notes	June 2013	December 2012 (*)
CASH AND BALANCES WITH CENTRAL BANKS	9	22,975	35,494
FINANCIAL ASSETS HELD FOR TRADING	10	72,677	79,829
Loans and advances to credit institutions		-	-
Loans and advances to customers		155	244
Debt securities		27,993	28,020
Equity instruments		3,447	2,915
Trading derivatives		41,082	48,650
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,597	2,530
Loans and advances to credit institutions		-	-
Loans and advances to customers		-	-
Debt securities		772	753
Equity instruments		1,825	1,777
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	71,859	67,500
Debt securities		68,078	63,548
Equity instruments		3,781	3,952
LOANS AND RECEIVABLES	13	369,050	371,347
Loans and advances to credit institutions		26,105	25,448
Loans and advances to customers		338,386	342,163
Debt securities		4,559	3,736
HELD-TO-MATURITY INVESTMENTS	14	9,755	10,162
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	135	226
HEDGING DERIVATIVES	15	3,167	4,894
NON-CURRENT ASSETS HELD FOR SALE	16	3,480	4,229
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	17	10,750	10,782
Associates		6,786	6,469
Jointly controlled entities		3,964	4,313
INSURANCE CONTRACTS LINKED TO PENSIONS		-	7
REINSURANCE ASSETS	18	663	50
TANGIBLE ASSETS	19	7,479	7,572
Property, plants and equipment		5,668	5,702
For own use		5,152	5,177
Other assets leased out under an operating lease		516	525
Investment properties		1,811	1,870
INTANGIBLE ASSETS	20	6,956	7,132
Goodwill		5,352	5,430
Other intangible assets		1,604	1,702
TAX ASSETS	21	10,908	11,650
Current		1,664	1,851
Deferred		9,244	9,799
OTHER ASSETS	22	8,546	7,668
Inventories		4,467	4,223
Rest		4,079	3,445
TOTAL ASSETS		600,997	621,072
(*) Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated balance sheet as of June 30, 2013.

Unaudited Consolidated balance sheets as of June 30, 2013 and December 31, 2012

		Millions of Euros
LIABILITIES AND EQUITY	Notes	June 2013	December 2012 (*)
FINANCIAL LIABILITIES HELD FOR TRADING	10	50,188	55,834
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		-	-
Debt certificates		-	-
Trading derivatives		42,036	49,254
Short positions		8,152	6,580
Other financial liabilities		-	-
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,545	2,216
Deposits from central banks		-	-
Deposits from credit institutions		-	-
Customer deposits		-	-
Debt certificates		-	-
Subordinated liabilities		-	-
Other financial liabilities		2,545	2,216
FINANCIAL LIABILITIES AT AMORTIZED COST	23	473,282	490,605
Deposits from central banks		28,574	46,475
Deposits from credit institutions		47,123	55,675
Customer deposits		301,508	282,795
Debt certificates		79,433	86,255
Subordinated liabilities		10,173	11,815
Other financial liabilities		6,471	7,590
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	-	-
HEDGING DERIVATIVES	15	2,256	2,968
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	16	107	387
LIABILITIES UNDER INSURANCE CONTRACTS	18-24	10,026	9,020
PROVISIONS	25	7,013	7,834
Provisions for pensions and similar obligations	26	5,629	5,777
Provisions for taxes and other legal contingencies		222	406
Provisions for contingent risks and commitments		356	322
Other provisions		806	1,329
TAX LIABILITIES	21	3,364	3,820
Current		861	1,058
Deferred		2,503	2,762
OTHER LIABILITIES	22	4,818	4,586
TOTAL LIABILITIES		553,599	577,270
(*) Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated balance sheet as of June 30, 2013.

Unaudited Consolidated balance sheets as of June 30, 2013 and December 31, 2012

		Millions of Euros
LIABILITIES AND EQUITY (Continued)	Notes	June 2013	December 2012 (*)
STOCKHOLDERS’ FUNDS		48,106	43,614
Common Stock	27	2,805	2,670
Issued		2,805	2,670
Unpaid and uncalled (-)		-	-
Share premium	28	22,111	20,968
Reserves	29	20,012	19,672
Accumulated reserves (losses)		18,211	18,721
Reserves (losses) of entities accounted for using the equity method		1,801	951
Other equity instruments	30	1,189	62
Equity component of compound financial instruments		1,147	-
Other equity instruments		42	62
Less: Treasury stock	30	(229)	(111)
Income attributed to the parent company		2,882	1,676
Less: Dividends and remuneration		(664)	(1,323)
VALUATION ADJUSTMENTS	31	(2,913)	(2,184)
Available-for-sale financial assets		(121)	(238)
Cash flow hedging		27	36
Hedging of net investment in foreign transactions		(292)	(243)
Exchange differences		(1,732)	(1,164)
Non-current assets held-for-sale		(30)	(104)
Entities accounted for using the equity method		(317)	(24)
Other valuation adjustments		(448)	(447)
NON-CONTROLLING INTEREST	32	2,205	2,372
Valuation adjustments		(7)	188
Rest		2,212	2,184
TOTAL EQUITY		47,398	43,802
TOTAL LIABILITIES AND EQUITY		600,997	621,072

		Millions of Euros
MEMORANDUM ITEM	Notes	June 2013	December 2012 (*)
CONTINGENT RISKS	34	34,260	37,019
CONTINGENT COMMITMENTS	34	96,009	90,142
(*) Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated balance sheet as of June 30, 2013.

Unaudited Consolidated income statements for the six months ended June 30, 2013 and 2012

		Millions of Euros
	Notes	June 2013	June 2012 (*)
INTEREST AND SIMILAR INCOME	39	11,831	12,069
INTEREST AND SIMILAR EXPENSES	39	(4,932)	(5,008)
NET INTEREST INCOME		6,899	7,061
DIVIDEND INCOME	40	65	337
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	41	407	542
FEE AND COMMISSION INCOME	42	2,692	2,544
FEE AND COMMISSION EXPENSES	43	(611)	(512)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	44	794	724
Financial instruments held for trading		98	207
Other financial instruments at fair value through profit or loss		32	46
Other financial instruments not at fair value through profit or loss		664	471
Rest		-	-
EXCHANGE DIFFERENCES (NET)		515	23
OTHER OPERATING INCOME	45	2,554	2,831
Income on insurance and reinsurance contracts		1,948	2,023
Financial income from non-financial services		397	350
Rest of other operating income		209	458
OTHER OPERATING EXPENSES	45	(2,711)	(2,741)
Expenses on insurance and reinsurance contracts		(1,477)	(1,533)
Changes in inventories		(222)	(157)
Rest of other operating expenses		(1,012)	(1,051)
ADMINISTRATION COSTS	46	(4,833)	(4,522)
Personnel expenses		(2,808)	(2,650)
General and administrative expenses		(2,025)	(1,872)
DEPRECIATION AND AMORTIZATION	47	(535)	(445)
PROVISIONS (NET)	48	(273)	(228)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	49	(2,635)	(3,235)
Loans and receivables		(2,599)	(3,209)
Other financial instruments not at fair value through profit or loss		(36)	(26)
(*) Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated income statement for the six months ended June 30, 2013.

Unaudited Consolidated income statements for the six months ended June 30, 2013 and 2012

		Millions of Euros
(Continued)	Notes	June 2013	June 2012 (*)
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	50	(214)	(269)
Goodwill and other intangible assets		(12)	(34)
Other assets		(202)	(235)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	51	693	21
NEGATIVE GOODWILL	20	-	-
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	52	(309)	(287)
OPERATING PROFIT BEFORE TAX		2,498	1,844
INCOME TAX	21	(601)	(183)
PROFIT FROM CONTINUING OPERATIONS		1,897	1,661
PROFIT FROM DISCONTINUED OPERATIONS (NET)	52	1,393	171
PROFIT		3,290	1,832
Profit attributable to parent company		2,882	1,510
Profit attributable to non-controlling interests	32	408	322

		Euros
	Note	June 2013	June 2012 (*)
EARNINGS PER SHARE	5
Basic earnings per share		0.51	0.28
Diluted earnings per share		0.51	0.28
(*) Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated income statement for the six months ended June 30, 2013.

Unaudited Consolidated statements of recognized income and expenses for the six months ended June 30, 2013 and 2012

	Millions of Euros
	June 2013	June 2012 (*)
PROFIT RECOGNIZED IN INCOME STATEMENT	3,290	1,832
OTHER RECOGNIZED INCOME (EXPENSES)	(922)	51
Available-for-sale financial assets	201	(1,545)
Valuation gains/(losses)	222	(1,572)
Amounts removed to income statement	(24)	4
Reclassifications	3	23
Cash flow hedging	(8)	5
Valuation gains/(losses)	(7)	5
Amounts removed to income statement	(1)	-
Amounts removed to the initial carrying amount of the hedged items	-	-
Reclassifications	-	-
Hedging of net investment in foreign transactions	(49)	(182)
Valuation gains/(losses)	(49)	(182)
Amounts removed to income statement	-	-
Reclassifications	-	-
Exchange differences	(728)	1,116
Valuation gains/(losses)	(728)	1,116
Amounts removed to income statement	-	-
Reclassifications	-	-
Non-current assets held for sale	93	1
Valuation gains/(losses)	68	1
Amounts removed to income statement	25	-
Reclassifications	-	-
Remeasurements of post-employment plans (**)	(4)	(16)
Entities accounted for using the equity method	(229)	396
Valuation gains/(losses)	(229)	396
Amounts removed to income statement	-	-
Reclassifications	-	-
Rest of recognized income and expenses	-	-
Income tax	(198)	276
TOTAL RECOGNIZED INCOME/EXPENSES	2,368	1,883
Attributable to the parent company	2,154	1,462
Attributable to non-controlling interest	214	421

(*) Presented for comparison purposes only (Note 1.3).

(**) As required by the amendment of IAS 1, all items included in the consolidated statements of recognized income and expenses are subject to be recorded in the income statement, save for “Remeasurements of post-employment plans”.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statement of recognized income and expenses for the six months ended June 30, 2013.

Unaudited Consolidated statements of changes in equity for the six months ended June 30, 2013

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds									Valuation Adjustments (Note 31)	Total
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Profit for the Period Attributable to the Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds
JUNE 2013			Reserves (Accumulated Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2013	2,670	20,968	18,721	951	62	(111)	1,676	(1,323)	43,614	(2,184)	41,430	2,372	43,802
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,670	20,968	18,721	951	62	(111)	1,676	(1,323)	43,614	(2,184)	41,430	2,372	43,802
Total income/expense recognized	-	-	-	-	-	-	2,882	-	2,882	(728)	2,154	214	2,368
Other changes in equity	135	1,143	(510)	850	1,127	(118)	(1,676)	659	1,610	(1)	1,609	(381)	1,228
Common stock increase	41	-	(41)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	94	1,143	-	-	-	-	-	-	1,237	-	1,237	-	1,237
Increase of other equity instruments	-	-	-	-	1,162	-	-	-	1,162	-	1,162	-	1,162
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(570)	(570)	-	(570)	(380)	(950)
Transactions including treasury stock and other equity instruments (net)	-	-	20	-	-	(118)	-	-	(98)	-	(98)	-	(98)
Transfers between total equity entries	-	-	(497)	851	-	-	(1,676)	1,323	1	-	1	-	1
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	20	-	(35)	-	-	-	(15)	-	(15)	-	(15)
Rest of increases/reductions in total equity	-	-	(12)	(1)	-	-	-	(94)	(107)	(1)	(108)	(1)	(109)
Of which:
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(94)	(94)	-	(94)	-	(94)
Balances as of June 30, 2013	2,805	22,111	18,211	1,801	1,189	(229)	2,882	(664)	48,106	(2,913)	45,193	2,205	47,398

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statement of changes in equity for the six months ended June 30, 2013.

Unaudited Consolidated statements of changes in equity for the six months ended June 30, 2012

	Millions of Euros
	Total Equity Attributed to the Parent Company											Non- controlling Interests (Note 32)	Total Equity
	Stockholders’ Funds
	Common Stock (Note 27)	Share Premium (Note 28)	Reserves (Note 29)		Other Equity Instruments	Less: Treasury Stock (Note 30)	Profit for the Period Attributable to the Parent Company	Less: Dividends and Remunerations (Note 4)	Total Stockholders’ Funds	Valuation Adjustments (Note 31)	Total
JUNE 2012 (*)			Reserves (Accumulated Losses)	Reserves (Losses) from Entities Accounted for Using the Equity Method
Balances as of January 1, 2012	2,403	18,970	17,580	360	51	(300)	3,004	(1,116)	40,952	(2,787)	38,165	1,893	40,058
Effect of changes in accounting policies	-	-	-	-	-	-	-	-	-	-	-	-	-
Effect of correction of errors	-	-	-	-	-	-	-	-	-	-	-	-	-
Adjusted initial balance	2,403	18,970	17,580	360	51	(300)	3,004	(1,116)	40,952	(2,787)	38,165	1,893	40,058
Total income/expense recognized	-	-	-	-	-	-	1,510	-	1,510	(48)	1,462	422	1,883
Other changes in equity	234	1,998	1,252	552	(24)	(129)	(3,004)	445	1,323	-	1,323	(214)	1,108
Common stock increase	40	-	(40)	-	-	-	-	-	-	-	-	-	-
Common stock reduction	-	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of financial liabilities into capital	194	1,998	-	-	-	-	-	-	2,192	-	2,192	-	2,192
Increase of other equity instruments	-	-	-	-	21	-	-	-	21	-	21	-	21
Reclassification of financial liabilities to other equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-
Reclassification of other equity instruments to financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-
Dividend distribution	-	-	-	-	-	-	-	(530)	(530)	-	(530)	(237)	(767)
Transactions including treasury stock and other equity instruments (net)	-	-	(5)	-	-	(129)	-	-	(134)	-	(134)	-	(134)
Transfers between total equity entries	-	-	1,337	551	-	-	(3,004)	1,116	-	-	-	-	-
Increase/Reduction due to business combinations	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments with equity instruments	-	-	(24)	-	(45)	-	-	-	(69)	-	(69)	-	(69)
Rest of increases/reductions in total equity	-	-	(16)	1	-	-	-	(141)	(156)	-	(156)	22	(134)
Of which:
Acquisition of the free allotment rights	-	-	-	-	-	-	-	(141)	(141)	-	(141)	-	(141)
Balances as of June 30, 2012	2,637	20,968	18,832	912	27	(430)	1,510	(671)	43,785	(2,835)	40,950	2,100	43,050
(*) Presented for comparison purposes only.

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statement of changes in equity for the six months ended June 30, 2013.

Unaudited Consolidated statements of cash flows for the six months ended June 30, 2013 and 2012

		Millions of Euros
	Notes	June 2013	June 2012 (*)
CASH FLOW FROM OPERATING ACTIVITIES (1)	53	(13,970)	(5,670)
Profit for the period		3,290	1,832
Adjustments to obtain the cash flow from operating activities:		1,810	3,359
Depreciation and amortization		535	445
Other adjustments		1,275	2,914
Net increase/decrease in operating assets		(3,207)	30,850
Financial assets held for trading		(7,152)	8,188
Other financial assets designated at fair value through profit or loss		67	305
Available-for-sale financial assets		4,287	8,478
Loans and receivables		1,326	12,235
Other operating assets		(1,735)	1,644
Net increase/decrease in operating liabilities		(22,878)	19,806
Financial liabilities held for trading		(5,645)	4,982
Other financial liabilities designated at fair value through profit or loss		329	215
Financial liabilities at amortized cost		(15,803)	13,800
Other operating liabilities		(1,759)	809
Collection/Payments for income tax		601	183
CASH FLOWS FROM INVESTING ACTIVITIES (2)	53	2,069	(50)
Investment		180	851
Tangible assets		6	560
Intangible assets		152	291
Investments		22	-
Subsidiaries and other business units		-	-
Non-current assets held for sale and associated liabilities		-	-
Held-to-maturity investments		-	-
Other settlements related to investing activities		-	-
Divestments		2,249	801
Tangible assets		-	-
Intangible assets		-	-
Investments		-	-
Subsidiaries and other business units		-	3
Non-current assets held for sale and associated liabilities		1,843	-
Held-to-maturity investments		406	798
Other collections related to investing activities		-	-
(*) Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statement of cash flows for the six months ended June 30, 2013.

Unaudited Consolidated statements of cash flows for the six months ended June 30, 2013 and 2012

		Millions of Euros
(Continued)	Notes	June 2013	June 2012 (*)
CASH FLOWS FROM FINANCING ACTIVITIES (3)	53	138	(2,746)
Investment		3,496	4,987
Dividends		637	621
Subordinated liabilities		-	1,759
Common stock amortization		-	-
Treasury stock acquisition		2,461	2,369
Other items relating to financing activities		398	238
Divestments		3,634	2,241
Subordinated liabilities		145	-
Common stock increase		1,127	-
Treasury stock disposal		2,362	2,241
Other items relating to financing activities		-	-
EFFECT OF EXCHANGE RATE CHANGES (4)		(747)	1,110
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		(12,510)	(7,356)
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR		35,477	29,829
CASH OR CASH EQUIVALENTS AT END OF THE YEAR		22,967	22,473

		Millions of Euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	Notes	June 2013	June 2012 (*)
Cash		4,030	3,903
Balance of cash equivalent in central banks		18,937	18,570
Other financial assets		-	-
Less: Bank overdraft refundable on demand		-	-
TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	9	22,967	22,473
Of which:
Held by consolidated subsidiaries but not available for the Group		-	-
(*) Presented for comparison purposes only (Note 1.3).

The accompanying Notes 1 to 59 and Appendices I to XII are an integral part of the consolidated statement of cash flows for the six months ended June 30, 2013.

1.	Introduction, basis for the presentation of the consolidated financial statements and internal control of financial information.

1.1	Introduction

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “the Bank” or “BBVA”) is a private-law entity subject to the laws and regulations governing banking entities operating in Spain. It carries out its activity through branches and agencies across the country and abroad.

The Bylaws and other public information are available for consultation at the Bank’s registered address (Plaza San Nicolás, 4 Bilbao) as on its web site (www.bbva.com).

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, joint venture and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “the BBVA Group”). In addition to its own individual financial statements, the Bank is therefore required to prepare the Group’s consolidated financial statements.

As of June 30, 2013, the BBVA Group was made up of 317 fully consolidated entities and 129 entities accounted for using the equity method (see Notes 3 and 17 Appendices I to IV).

The consolidated financial statements of the BBVA Group and the separate financial statements of the Bank for the year ended December 31, 2012 were approved by the shareholders at the Annual General Meetings on March 15, 2013.

1.2	Basis for the presentation of the interim consolidated financial statements

The BBVA Group’s consolidated financial statements are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (hereinafter, “EU-IFRS”) applicable as of June 30, 2013 (see Note 1.3), considering the Bank of Spain Circular 4/2004, of 22 December (and as amended thereafter), and with any other legislation governing financial reporting applicable to the Group and in compliance with IFRS-IASB.

The BBVA Group’s accompanying interim consolidated financial statements for the year ended December 31, 2012 were prepared by the Group Management on October 4, 2013, by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of June 30, 2013, together with the consolidated results of its operations and cash flows generated during the six months ended June 30, 2013.

These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group. Moreover, they include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).

All effective accounting standards and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, unless it is more appropriate to use smaller units. Some items that appear without a total in these consolidated financial statements do so because of the size of the units used. Also, in presenting amounts in millions of euros, the accounting balances have been rounded up or down. It is therefore possible that the totals appearing in some tables are not the exact arithmetical sum of their component figures.

The percentage changes in amounts have been calculated using figures expressed in thousands of euros.

1.3	Comparative information

The information included in the accompanying consolidated financial statements and the explanatory notes referring to December 31, 2012 and June 30, 2012 are presented exclusively for the purpose of comparison with the information for June 30, 2013.

The information as of December 31, 2012 and June 30, 2012 has been reworked for comparative purposes considering:

–	The application of new standards, IFRS 10 and 11 as indicated in Note 2.1.

–

In accordance with IFRS -5, due to the sale of the Latin American pension business (see Note 3), the results of these entities for the first half of 2012 have been reclassified under the heading “Profit from discontinued operations” in the accompanying consolidated income statements.

–

As mentioned in Note 6, in the first half of 2013 minor changes are made to the operating segments in the BBVA Group with respect to the structure in place in 2012 (see Note 6). The figures for 2012 have been restated according to the criteria used in 2013, as established by IFRS 8, “Operating segments.”

1.4	Seasonal nature of income and expenses

The nature of the most significant operations carried out by the BBVA Group’s entities is mainly related to traditional activities carried out by financial institutions, which are not significantly affected by seasonal factors.

1.5	Responsibility for the information and for the estimates made

The information contained in the BBVA Group’s consolidated financial statements is the responsibility of the Group’s Directors.

Estimates have to be made at times when preparing these consolidated financial statements in order to calculate the recorded amount of some assets, liabilities, income, expenses and commitments. These estimates relate mainly to the following:

–	Impairment on certain financial assets (see Notes 7, 8, 12, 13, 14 and 17).

–	The assumptions used to quantify certain provisions (see Notes 18, 24 and 25) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 26).

–	The useful life and impairment losses of tangible and intangible assets (see Notes 16, 19, 20 and 22).

–	The valuation of goodwill (see Notes 17 and 20).

–	The fair value of certain unlisted financial assets and liabilities in organized markets (see Notes 7, 8, 10, 11, 12 and 15).

Although these estimates were made on the basis of the best information available as of December 31, 2012 on the events analyzed, future events may make it necessary to modify them (either up or down) over the coming years. This would be done prospectively in accordance with applicable standards, recognizing the effects of changes in the estimates in the corresponding consolidated income statement.

1.6	Control of the BBVA Group’s financial reporting

The financial information prepared by the BBVA Group is subject to a system of internal control (hereinafter the “Internal Financial Control” or “ICFR”). Its aim is to provide reasonable assurance with respect to its reliability and integrity, and to ensure that the transactions carried out and processed use the criteria established by the Group’s management and comply with applicable laws and regulations.

The ICFR was developed by the Group’s management in accordance with international standards established by the Committee of Sponsoring Organizations of the Treadway Commission (hereinafter, “COSO”). This stipulates five components that must form the basis of the effectiveness and efficiency of systems of internal control:

–	Assessment of all of the risks that could arise during the preparation of financial information.

–	Design the necessary controls to mitigate the most critical risks.

–	Monitoring of the controls to ensure they perform correctly and are effective over time.

–	Establishment of an appropriate system of information flows to detect and report system weaknesses or flaws.

–	Establishment of a suitable control environment to track all of these activities.

The ICFR is a dynamic model that evolves continuously over time to reflect the reality of the Group’s business at any time, together with the risks affecting it and the controls designed to mitigate these risks. It is subject to continuous evaluation by the internal control units located in the Group’s different entities.

The internal control units comply with a common and standard methodology issued by the corporate internal control units, which also perform a supervisory role over them, as set out in the following diagram:

As well as the evaluation by the Internal Control Units, ICFR Model is subject to evaluations by the Group’s Internal Audit Department and external auditors. It is also supervised by the Audit and Compliance Committee of the Bank’s Board of Directors.

The BBVA Group, as a foreign private issuer in the United States, produced a report entitled Form 20F, and therefore meets the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 by the Securities and Exchange Commission (SEC).

This report (Form 20F) to December 31, 2012 included a certificate which stated the responsibility to establish and maintain a system of internal control over financial reporting suitable for Group and assessed that at the end of 2012, it was effective and had no material weaknesses or significant deficiencies. This report also included the external auditor’s opinion on the effectiveness of internal control system of the entity financial reporting at year end 2012.

1.7	Mortgage market policies and procedures

The information on “Mortgage market policies and procedures” (for the granting of mortgage loans and for debt issues secured by such mortgage loans) required by Bank of Spain Circular 5/2011, applying Royal Decree 716/2009, dated April 24 (which developed certain aspects of Act 2/1981, dated 25 March, on the regulation of the mortgage market and other mortgage and financial market regulations), is set out in more detail in Appendix VIII: Information on data derived from the special accounting registry.

2.	Principles of consolidation, accounting policies and measurement bases applied and recent IFRS pronouncements

Appendix XI, the Glossary (hereinafter “Glossary”), includes the definition of some of the financial and economic terms used in Note 2 and subsequent Notes.

2.1	Principles of consolidation

In terms of its consolidation, accordance with the criteria established by the new IFRS 10 and 11 applied by the Group from January 1, 2013, the BBVA Group is made up of four types of entities: subsidiaries, joint ventures, associates and structured entities, define as follows:

Subsidiaries

Subsidiaries are entities controlled by the Group (for definition of the criterion for control, see Glossary).

The financial statements of the subsidiaries are consolidated with those of the Bank using the global integration method.

The share of non-controlling interests from subsidiaries in the Group’s consolidated equity is presented under the heading “Non-controlling interests” in the consolidated balance sheet. Their share in the profit or loss for the year is presented under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statement (see Note 32).

Note 3 includes information related to the main subsidiaries in the Group as of December 31, 2012. Appendix I includes other significant information on these entities.

Joint ventures

Joint ventures are those entities over which there is a joint arrangement to joint control (for definitions of joint arrangement, joint control and joint venture, refer to Glossary).

The financial statements of the joint ventures are accounted for using the equity method. (see Note 17). Appendix II shows the main figures for joint ventures accounted for using the equity method.

Associate entities

Associates are entities in which the Group is able to exercise significant influence (for definition of significant influence, see Glossary). Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly, unless it can be clearly demonstrated that this is not the case.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since the Group does not have the ability to exercise significant influence over these entities. Investments in these entities, which do not represent material amounts for the Group, are classified as “Available-for-sale financial assets.”

In contrast, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the ability to exercise significant influence over these entities.

Appendix II shows the most significant information related to the associates (see Note 17), which are accounted for using the equity method.

Structured Entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

In those cases where the Group sets up entities, or has a holding in such entities (known as structure entities see Glossary), in order to allow its customers access to certain investments, or for transferring risks or for other purposes, in accordance with internal criteria and procedures and with applicable regulations, the Group determines whether control over the entity in question actually exists and therefore whether it should be subject to consolidation.

Such methods and procedures determine if are controlled by the Group, considering how the decisions are made about the relevant activities, assesses whether the Group has all power over the relevant elements, exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

Consolidated structured entities: These entities include the so-called asset securitization funds and such vehicle, which allow customers to gain access to certain investments, risk transfers, etc… (See Appendix I). They are fully consolidated in those cases where, based on the aforementioned analysis, it is determined that the Group has maintained control.

In the specific instance of the securitization funds to which the BBVA Group’s entities transfer their loan portfolios, the following indications of the existence of control are considered for the purpose of analyzing the possibility of consolidation:

–

The securitization funds’ activities are undertaken in the name of the entity in accordance with its specific business requirements, with a view to generating benefits or gains from the securitization funds’ operations.

–

The entity retains a decision-making power with a view to securing most of the gains derived from the securitization funds’ activities or has delegated this power in some kind of “auto-pilot” mechanism (the securitization funds are structured so that all the decisions and activities to be performed are pre-defined at the time of their creation).

–

The entity is entitled to receive the bulk of the profits from the securitization funds and is accordingly exposed to the risks inherent in their business activities. The entity retains the bulk of the securitization funds’ residual profit.

–	The entity retains the bulk of the securitization funds’ asset risks.

If there is control based on the preceding guidelines, the securitization funds are integrated into the consolidated Group.

The BBVA Group determined whether or not it retains substantially all the risk and rewards on such assets for all securitizations performed since January 1, 2004. As a result of these analyses, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the securitized assets from the consolidated balance sheets (see Note 13.2 and Appendix V), and the securitization funds should be consolidated as the Group managed the deterioration of collateral and retains substantially all the expected credit losses and possible changes in net cash flows, while retaining the subordinated loans and lines of credit extended by the BBVA Group to these securitization funds.

Non-consolidated structured entities: The Group partially owns other vehicles also for the purpose of allowing access to customers to certain investment, transfer risks, etc… but without the control of these and which are considered non-consolidated according to IFRS 10. The balance of assets and liabilities of these vehicles is not material in relation to the Group’s consolidated financial statements.

In all cases, results of equity method investees acquired by the BBVA Group in a particular period are included taking into account only the period from the date of acquisition to the financial statements date. Similarly, the results of entities disposed of during any year are included taking into account only the period from the start of the year to the date of disposal.

The main impact of the implementation of the new IFRS 10 and 11 is due to the change in the consolidation method of the investee in the joint venture of Garanti. As of January 1, 2013, such investment is consolidated by the equity method. In fiscal 2012, this investment was consolidated by the proportionated method.

Below is the opening balance sheet at January 1, 2013 due to the application of the new IFRS 10 and 11:

	Millions of Euros
ASSETS	December 31, 2012	Adjustments (*)	January 1, 2013
CASH AND BALANCES WITH CENTRAL BANKS	37,434	(1,940)	35,494
FINANCIAL ASSETS HELD FOR TRADING	79,954	(125)	79,829
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,853	(323)	2,530
AVAILABLE-FOR-SALE FINANCIAL ASSETS	71,500	(4,000)	67,500
LOANS AND RECEIVABLES	383,410	(12,063)	371,347
HELD-TO-MATURITY INVESTMENTS	10,162	-	10,162
HEDGES OF INTEREST RATE RISK	226	-	226
HEDGING DERIVATIVES	4,894	-	4,894
NON-CURRENT ASSETS HELD FOR SALE	4,245	(16)	4,229
METHOD	6,795	3,987	10,782
INSURANCE CONTRACTS LINKED TO PENSIONS	7	-	7
REINSURANCE ASSETS	50	-	50
TANGIBLE ASSETS	7,785	(213)	7,572
INTANGIBLE ASSETS	8,912	(1,780)	7,132
TAX ASSETS	11,829	(179)	11,650
OTHER ASSETS	7,729	(61)	7,668
TOTAL ASSETS	637,785	(16,713)	621,072

	Millions of Euros
LIABILITIES AND EQUITY	December 31, 2012	Adjustments (*)	January 1, 2013
FINANCIAL LIABILITIES HELD FOR TRADING	55,927	(93)	55,834
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	2,516	(300)	2,216
FINANCIAL LIABILITIES AT AMORTIZED COST	506,487	(15,882)	490,605
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDG	-	-	-
HEDGING DERIVATIVES	2,968	-	2,968
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	387	-	387
LIABILITIES UNDER INSURANCE CONTRACTS	9,032	(12)	9,020
PROVISIONS	7,927	(93)	7,834
TAX LIABILITIES	4,077	(257)	3,820
OTHER LIABILITIES	4,662	(76)	4,586
TOTAL LIABILITIES	593,983	(16,713)	577,270

	Millions of Euros
LIABILITIES AND EQUITY (Continued )	December 31, 2012	Adjustments (*)	January 1, 2013
STOCKHOLDERS’ FUNDS	43,614	-	43,614
Common Stock	2,670	-	2,670
Share premium	20,968	-	20,968
Reserves	19,672	-	19,672
Other equity instruments	62	-	62
Less: Treasury stock	(111)	-	(111)
Income attributed to the parent company	1,676	-	1,676
Less: Dividends and remuneration	(1,323)	-	(1,323)
VALUATION ADJUSTMENTS	(2,184)	-	(2,184)
NON-CONTROLLING INTEREST	2,372	-	2,372
TOTAL EQUITY (**)	43,802	-	43,802
TOTAL LIABILITIES AND EQUITY	637,785	(16,713)	621,072

	Millions of Euros
MEMORANDUM ITEM	December 31, 2012	Adjustments (*)	January 1, 2013
CONTINGENT RISKS	39,540	(2,521)	37,019
CONTINGENT COMMITMENTS	93,098	(2,956)	90,142
(*) Principally effect of change in consolidation method of the Garanti Group, from the proportionate consolidation method to the equity method, due to the new IFRS 11.
(**) This change does not imply effect on net income or equity.

	Millions of Euros
	2012 As Previously Reported	Adjustments (*)	2012 After Implementation
INTEREST AND SIMILAR INCOME	26,262	(1,447)	24,815
INTEREST AND SIMILAR EXPENSES	(11,140)	799	(10,341)
NET INTEREST INCOME	15,122	(648)	14,474
DIVIDEND INCOME	390	-	390
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	727	312	1,039
FEE AND COMMISSION INCOME	5,574	(284)	5,290
FEE AND COMMISSION EXPENSES	(1,221)	87	(1,134)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	1,645	(9)	1,636
EXCHANGE DIFFERENCES (NET)	122	(53)	69
OTHER OPERATING INCOME	4,812	(47)	4,765
OTHER OPERATING EXPENSES	(4,730)	25	(4,705)
ADMINISTRATION COSTS	(9,768)	372	(9,396)
DEPRECIATION AND AMORTIZATION	(1,018)	40	(978)
PROVISIONS (NET)	(651)	10	(641)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(7,980)	121	(7,859)
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(1,123)	-	(1,123)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	4	(1)	3
NEGATIVE GOODWILL	376	-	376
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	(622)	(2)	(624)
OPERATING PROFIT BEFORE TAX	1,659	(77)	1,582
INCOME TAX	275	77	352
PROFIT FROM CONTINUING OPERATIONS	1,934	-	1,934
PROFIT FROM DISCONTINUED OPERATIONS (NET)	393	-	393
PROFIT	2,327	-	2,327
Profit attributable to parent company	1,676	-	1,676
Profit attributable to non-controlling interests	651	-	651

(*) Principally effect of change in consolidation method of the Garanti Group, from the proportionate consolidation method to the equity method, due to the new IFRS 11.

Separate financial statements

The separate financial statements of the parent company of the Group (Banco Bilbao Vizcaya Argentaria, S.A.) are prepared under Spanish regulations (Circular 4/2004 of the Bank of Spain, and subsequent amendments). The Bank uses the cost method to account in its financial statements for investment in subsidiaries, associates and joint venture entities, as permitted by IAS 27.

2.2	Accounting policies and valuation criteria applied

The accounting standards and policies and the valuation criteria applied in preparing these consolidated financial statements may differ from those used by some of the entities within the BBVA Group. For this reason, necessary adjustments and reclassifications have been introduced in the consolidation process to standardize these principles and criteria and comply with the EU-IFRS, required to be applied under the Bank of Spain Circular 4/2004.

The accounting standards and policies and valuation criteria used in preparing the accompanying consolidated financial statements are as follows:

2.2.1 Financial instruments

Measurement of financial instruments and recognition of changes in subsequent fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

All the changes in the fair value of the financial instruments, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for the year in which the change occurred (see Note 39). The dividends received from other entities are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year in which the right to receive them arises (see Note 40).

The changes in fair value after the initial recognition, for reasons other than those mentioned in the preceding paragraph, are treated as described below, according to the categories of financial assets and liabilities.

—	“Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

The assets and liabilities recognized under these headings of the consolidated balance sheets are measured at fair value and changes in the fair value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 44). However, changes in fair value resulting from variations in foreign exchange rates are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

—	“Available-for-sale financial assets”

Assets recognized under this heading in the consolidated balance sheets are measured at their fair value. Subsequent changes in fair value (gains or losses) are recognized temporarily for their amount net of tax effect, under the heading “Valuation adjustments - Available-for-sale financial assets” in the consolidated balance sheets.

Changes in the value of non-monetary items resulting from changes in foreign exchange rates are recognized temporarily under the heading “Valuation adjustments - Exchange differences” in the accompanying consolidated balance sheets. Changes in foreign exchange rates resulting from monetary items are recognized under the heading “Exchange differences (net)” in the accompanying consolidated income statements.

The amounts recognized under the headings “Valuation adjustments - Available-for-sale financial assets” and “Valuation adjustments - Exchange differences” continue to form part of the Group’s consolidated equity until the corresponding asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in the corresponding financial instrument. If these assets are sold, these amounts are derecognized and included under the headings “Net gains (losses) on financial assets and liabilities” or “Exchange differences (net)”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The gains from sales of other equity instruments considered strategic investments included under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, even if they had not been classified in a previous balance sheet as non-current assets held for sale.

The net impairment losses in “Available-for-sale financial assets” over the year are recognized under the heading “Impairment losses on financial assets (net) – Other financial instruments not at fair value through profit or loss” (see Note 49) in the consolidated income statements for that period.

—	“Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method. This is because the consolidated entities intend to hold such financial instruments to maturity.

Net impairment losses of assets recognized under these headings arising in a particular period are recognized under the heading “Impairment losses on financial assets (net) – Loans and receivables” or “Impairment losses on financial assets (net) – Other financial instruments not valued at fair value through profit or loss” (see Note 49) in the consolidated income statement for that period.

—	“Hedging derivatives” and “Fair value changes of the hedged items in portfolio hedges of interest-rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes occurring subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments designated as hedge accounting instruments are recognized as follows:

–

In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement, with a corresponding item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable.

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are recognized in the consolidated income statement, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

–

In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Valuation adjustments – Cash flow hedging” in the consolidated balance sheets. These differences are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction is executed or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest-rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement (see Note 39).

Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement (See Note 44).

–

In the hedges of net investments in foreign operations, the differences attributable to the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments – Hedging of net investments in foreign transactions” in the consolidated balance sheets. These differences in valuation are recognized under the heading “Exchange differences (net)” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

—	Other financial instruments

The following exceptions are applicable with respect to the above general criteria:

–

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments remain in the consolidated balance sheet at acquisition cost; this may be adjusted, where appropriate, for any impairment loss. (see Note 8)

–

Valuation adjustments arising from financial instruments classified at the consolidated balance sheet date as non-current assets held for sale are recognized with a balancing entry under the heading “Valuation adjustments - Non-current assets held for sale” in the accompanying consolidated balance sheets.

Impairment losses on financial assets

Definition of impaired financial assets

A financial asset is considered impaired – and therefore its carrying amount is adjusted to reflect the effect of impairment – when there is objective evidence that events have occurred, which:

–

In the case of debt instruments (loans and advances and debt securities), reduce the future cash flows that were estimated at the time the transaction was entered into. So they are considered impaired when there are reasonable doubts that the carrying amounts will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed.

–	In the case of equity instruments, it means that their carrying amount may not be fully recovered.

As a general rule, the carrying amount of impaired financial assets is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are reflected, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized in the consolidated income statement, but under the heading “Valuation Adjustments - Available-for-sale financial assets” in the consolidated balance sheet (see Note 31).

In general, amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the unpaid principal.

When the recovery of any recognized amount is considered remote, this amount is written-off on the consolidated balance sheet, without prejudice to any actions that may be taken in order to collect the amount until the rights extinguish in full either because it is time-barred debt, the debt is forgiven, or other reasons.

In the case of particularly significant financial assets, and assets that cannot be classified within similar groups of instruments in terms of risk, the amounts recognized are measured individually. In the case of financial assets for lower amounts that can be classified in homogeneous groups, this measurement is carried out as a group.

According to the Group’s established policy, the recovery of a recognized amount is considered remote and, therefore, derecognized from the consolidated balance sheet in the following cases:

–

Any loan (except for those carrying an effective guarantee) of an entity in bankruptcy and/or in the last phases of a “concurso de acreedores” (the Spanish equivalent of a Chapter 11 bankruptcy proceeding), and

–	Financial assets (bonds, debentures, etc.) whose issuer’s solvency had been undergone a notable and irreversible deterioration.

Additionally, loans and advances classified as impaired secured loans are written off in the balance sheet within a maximum period of four years of their classification as impaired, while impaired unsecured loans (such as commercial and consumer loans, credit cards, etc.) are written off within two years of their classification as impaired.

Impairment on financial assets

The impairment on financial assets is determined by type of instrument and other circumstances that could affect it, taking into account the guarantees received by the owners of the financial instruments to assure (in part or in full) the performance of the financial assets. The BBVA Group recognizes impairment charges directly against the impaired financial asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it recognizes non-performing loan provisions for the estimated losses.

Impairment of debt securities measured at amortized cost

The amount of impairment losses of debt securities at amortized cost is measured depending on whether the impairment losses are determined individually or collectively.

—	Impairment losses on financial assets individually evaluated for impairment

The amount of the impairment losses incurred on these instruments represents the excess of their respective carrying amounts over and the present values of their expected future cash flows. These cash flows are discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of listed debt instruments is deemed to be a fair estimate of the present value of their future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

–

All the amounts that are expected to be recovered over the remaining life of the instrument; including, where appropriate, those which may result from the collateral and other credit enhancements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past-due and uncollected interest.

–	The various types of risk to which each instrument is subject.

–	The circumstances in which collections will foreseeably be made.

In respect to impairment losses resulting from the materialization of insolvency risk of the obligors (credit risk), a debt instrument is impaired:

–	When there is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

–

For these purposes, country risk is understood to refer to risk with respect to debtors resident in a particular country and resulting from factors other than normal commercial risk: sovereign risk, transfer risk or risks derived from international financial activity.

The BBVA Group has policies, methods and procedures for hedging its credit risk, for insolvency attributable to counterparties and country-risk. These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, contingent risks and commitments, as well as the identification of their deterioration and in the calculation of the amounts needed to cover their credit risk.

—	Impairment losses on financial assets collectively evaluated for impairment

Impairment losses on financial assets collectively evaluated for impairment are calculated by using statistical procedures, and they are deemed equivalent to the portion of losses incurred on the date that the accompanying consolidated financial statements are prepared that has yet to be allocated to specific asset. The BBVA group estimates that the losses generated as of closing date for these consolidated financial statements, through statistical processes that apply historical data and other specific parameters,

The expected loss is calculated taking into account three key factors: exposure at default, probability of default and loss given default.

–	Exposure at default (EAD) is the amount of risk exposure at the date of default by the counterparty.

–

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The PD is associated with the rating/scoring of each counterparty/transaction. In addition, the PD calculation includes the following parameters:

o

The ‘point-in-time’ parameter converts a ‘through-the-cycle’ probability of default (defined as the average probability of default over a complete economic cycle) into the probability of default at the reporting date (‘point-in-time’ probability).

o

The loss identification period (‘LIP’) parameter, which is the time lag period between the occurrence of a specific impairment or loss event and when objective evidence of impairment becomes apparent on an individual basis; in other words, the time lag period between the loss event and the date an entity identified its occurrence. The analysis of LIPs is performed on a homogenous portfolio basis.

A PD of 100% is assigned when a loan is considered impaired. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

–

Loss given default (LGD) is the estimate of the loss arising in the event of default. It depends mainly on the characteristics of the counterparty, and the valuation of the guarantees or collateral associated with the asset.

In order to calculate the LGD at each balance sheet date, the Group evaluates the estimated cash flows from the sale of the collateral by estimating its sale price (in the case of real estate collateral, the Group takes into account declines in property values which could affect the value of such collateral) and its estimated cost of sale. In the event of a default, the Group becomes contractually entitled to the property at the end of the foreclosure process or properties purchased from borrowers in distress, and recognize the collateral at its fair value. After the initial recognition of these assets classified as “Non-current assets held for sale” (see Note 2.2.4) or “Inventories” (see Note 2.2.6), they are valued at the lower of their carrying amount and their fair value less their estimated selling price.

As of June 30, 2013, the Group’s internal expected losses model for credit risk shows no material differences when compared to the provisions calculation using Bank of Spain requirements.

Impairment of other debt instruments

The impairment losses on other debt securities included in the “Available-for-sale financial asset” portfolio are equal to the excess of their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement over their fair value.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments - Available-for-sale financial assets” and are recognized in the consolidated income statement.

If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.

Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where they are recognized:

–

Equity instruments measured at fair value: When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments - Available-for-sale financial assets” and are recognized in the consolidated income statement. The Group considers that there is objective evidence of impairment on equity instruments classified as available-for-sale when significant unrealized losses have existed over a sustained period of time due to a price reduction of at least 40% or over a period of more than 18 months.

When applying this evidence of impairment, the Group takes into account the volatility in the price of each individual security to determine whether it is a percentage that can be recovered through its sale on the market; other different thresholds may exist for certain securities or specific sectors.

In addition, for individually significant investments, the Group compares the valuation of the most significant securities against valuations performed by independent experts.

Any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale is not recognized in the consolidated income statement, but under the heading “Valuation Adjustments - Available-for-sale financial assets” in the consolidated balance sheet (see Note 31).

–

Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the excess of their carrying amount over the present value of expected future cash flows discounted at the market rate of return for similar equity instruments. In order to determine these impairment losses, an assessment of the equity of the investee is carried out (excluding valuation adjustments due to cash flow hedges) based on the last approved (consolidated) balance sheet, adjusted by the unrealized gains at measurement date.

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of these assets.

2.2.2 Transfers and derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the form in which risks and benefits associated with the financial assets involved are transferred to third parties. Thus the financial assets are only derecognized from the consolidated balance sheet when the cash flows that they generate are extinguished, or when their implicit risks and benefits have been substantially transferred to third parties. In the latter case, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred financial assets. If substantially all the risks and benefits associated with the transferred financial asset are retained:

–	The transferred financial asset is not derecognized from the consolidated balance sheet and continues to be measured using the same criteria as those used before the transfer.

–	A financial liability is recognized at the amount equal to the amount received, which is subsequently measured at amortized cost.

In the specific case of securitizations, this liability is recognized under the heading “Financial liabilities at amortized cost – Debt certificates” in the consolidated balance sheets (see Note 23). In securitizations where the risks and benefits of the transferred financial assets are substantially retained by the BBVA Group, the portion acquired by another entity in the consolidated Group is deducted from the recognized financial liabilities (securitized bonds), as established by paragraph 42 of IAS 39.

–	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability continue to be recognized.

2.2.3 Financial guarantees

Financial guarantees are considered to be those contracts that require their issuer to make specific payments to reimburse the holder of the financial guarantee for a loss incurred when a specific borrower breaches its payment obligations on the terms – whether original or subsequently modified – of a debt instrument, irrespective of the legal form it may take. Financial guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.

In their initial recognition, financial guarantees are recognized as liabilities in the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and the Group simultaneously recognize a corresponding asset in the consolidated balance sheet for the amount of the fees and commissions received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions recognized for financial guarantees considered impaired are recognized under the heading “Provisions - Provisions for contingent risks and commitments” on the liability side in the consolidated balance sheets (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively; to “Provisions (net)” in the consolidated income statements (see Note 48).

Income from financial guarantee contracts is recorded under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 42).

2.2.4	Non-current assets held for sale and liabilities associated with non-current assets held for sale

The heading “Non-current assets held-for-sale” in the consolidated balance sheets includes the carrying amount of financial or non-financial assets that are not part of the BBVA Group’s operating activities. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 16).

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major business unit and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors, and those consolidated under the proportionate consolidated method, in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The BBVA Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities associated with non-current assets held for sale” in the consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations.

Non-current assets held for sale are generally measured at fair value less sale costs, or their carrying amount, calculated on the date of their classification within this category, whichever is the lower. Non-current assets held for sale are not depreciated while included under this heading.

The fair value of the non-current assets held for sale from foreclosures or recoveries is mainly based on appraisals or valuations made by independent experts and not more than one year old, or less if there are indications of impairment.

Gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statements (see Note 52.1). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

Income and expenses for discontinued operations, whatever their nature, generated during the year, even if they have occurred before their classification as discontinued operations, are presented net of the tax effect as a single amount under the heading “Profit from discontinued operations” in the consolidated income statement, whether the business remains on the balance sheet or is derecognized from the balance sheet. This heading includes the earnings from their sale or other disposal (see Notes 1.3 and 52.2).

2.2.5 Tangible assets

Property, plant and equipment for own use

This heading includes the assets under ownership or acquired under lease finance, intended for future or current use by the BBVA Group and that it expects to hold for more than one year. It also includes tangible assets received by the consolidated entities in full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plant and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net carrying amount of each item with its corresponding recoverable amount.

Depreciation is calculated using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Amortization Rates for Tangible Assets
Type of Assets	Annual Percentage
Buildings for own use	1.33% - 4%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

The BBVA Group’s criteria for determining the recoverable amount of these assets, in particular buildings for own use, is based on independent appraisals that are no more than 3-5 years old at most, unless there are indications of impairment.

At each reporting date, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity analyzes whether this impairment actually exists by comparing the asset’s net carrying amount with its recoverable amount (as the higher between its recoverable amount less disposal costs and its value in use). When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. Under no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Running and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the consolidated income statements under the heading “Administration costs - General and administrative expenses - Property, fixtures and equipment” (see Note 46.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognize the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets - Investment properties” in the consolidated balance sheets reflects the net values (purchase cost minus the corresponding accumulated depreciation and, if appropriate, estimated impairment losses) of the land, buildings and other structures that are held either to earn rentals or for capital appreciation through sale and that are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 19).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and recognize the impairment losses on them, are the same as those described in relation to tangible assets held for own use.

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on independent appraisals that are no more than one year old at most, unless there are indications of impairment.

2.2.6 Inventories

The balance under the heading “Other assets - Inventories” in the consolidated balance sheets mainly includes the land and other properties that the BBVA Group’s real estate entities hold for development and sale as part of their real estate development activities (see Note 22).

The cost of inventories includes those costs incurred in during their acquisition and development, as well as other direct and indirect costs incurred in getting them to their current condition and location.

The cost of real-estate assets accounted for as inventories is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. Borrowing cost incurred during the year form part of the cost value, provided that the inventories require more than a year to be in a condition to be sold.

Properties purchased from borrowers in distress are measured, at the acquisition date and any subsequent time, at either their related carrying amount or the fair value of the property (less costs to sell), whichever is lower. The acquisition cost of these real-estate assets is defined as the balance pending collection on those loans/credits that originated said purchases (net of provisions).

Impairment

If the fair value less costs to sell is lower than the amount recorded in the balance sheet for the loan, a loss is recognized under the heading “Impairment losses on other assets (net)” in the income statement for the period. In the case of real-estate assets accounted for as inventories, the BBVA Group’s criterion for determining their net realizable value is mainly based on independent appraisals no more than one year old, or less if there are indications of impairment.

The amount of any inventory valuation adjustment for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are recorded under the heading “Impairment losses on other assets (net) – Other assets” in the accompanying consolidated income statements (see Note 50) for the year in which they are incurred.

Inventory sales

In sale transactions, the carrying amount of inventories is derecognized from the consolidated balance sheet and recognized as an expense under the heading “Other operating expenses – Changes in inventories” in the year in which the income from its sale is recognized. This income is recognized under the heading “Other operating income – Financial income from non-financial services” in the consolidated income statements (see Note 45).

2.2.7 Business combinations

The aim of a business combination is to obtain control of one or more businesses. It is accounted for by applying the acquisition method.

According to this method, the acquirer has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized in the accounts. The method involves the measurement of the consideration received for the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date.

In addition, the acquirer shall recognize an asset in the consolidated balance sheet under the heading “Intangible asset - Goodwill” if on the acquisition date there is a positive difference between:

–	the sum of the consideration transferred, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired business; and

–	the fair value of the assets acquired and liabilities assumed.

If this difference is negative, it shall be recognized directly in the income statement under the heading “Gain on Bargain Purchase in business combinations”.

Non-controlling interests in the acquired entity may be measured in two ways: either at their fair value; or at the proportional percentage of net assets identified in the acquired entity. The method of valuing non-controlling interest may be elected in each business combination. So far, the BBVA Group has always elected for the second method.

The purchase of non-controlling interests subsequent to obtaining control of an entity is recognized as equity transactions; in other words, the difference between the consideration transferred and the carrying amount of the percentage of non-controlling interests acquired is charged directly to equity.

2.2.8 Intangible assets

Goodwill

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the business combinations are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and is written off if it is clear that there has been impairment.

Goodwill is assigned to one or more cash-generating units that expect to be the beneficiaries of the synergies derived from the business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from the Group’s other assets or groups of assets. Each unit or units to which goodwill is allocated:

–	is the lowest level at which the entity manages goodwill internally;

–	is not larger than a business segment.

The cash-generating units to which goodwill has been allocated are tested for impairment (including the allocated goodwill in their carrying amount). This analysis is performed at least annually or more frequently if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that cash-generating unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the fair value less sale costs and its value in use, whichever is greater. Value in use is calculated as the discounted value of the cash flow projections that the unit’s management estimates and is based on the latest budgets approved for the coming years. The main assumptions used in its calculation are: a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows, which is equal to the cost of the capital assigned to each cash-generating unit, and equivalent to the sum of the risk-free rate plus a risk premium inherent to the cash-generating unit being evaluated for impairment.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are measured at fair value, the deterioration of goodwill attributable to non-controlling interests will be recognized. In any case, an impairment loss recognized for goodwill shall not be reversed in a subsequent period.

They are recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statements (see Note 50).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

Intangible assets with a finite useful life are amortized according to the duration of this useful life, using methods similar to those used to depreciate tangible assets. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net) - Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years, are similar to those used for tangible assets.

2.2.9 Insurance and reinsurance contracts

The assets of the BBVA Group’s insurance subsidiaries are recognized according to their nature under the corresponding headings of the consolidated balance sheets and the initial recognition and valuation is carried out according to the criteria set out in IFRS 4.

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance entities (see Note 18).

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated entities to cover claims arising from insurance contracts in force at period-end (see Note 24).

The income or expenses reported by the BBVA Group’s insurance entities on their insurance activities is recognized, attending to its nature, in the corresponding items of the consolidated income statements.

The consolidated insurance entities of the BBVA Group recognize the amounts of the premiums written to the income statement and a charge for the estimated cost of the claims that will be incurred at their final settlement to their income statements. At the close of each year the amounts collected and unpaid, as well as the costs incurred and unpaid, are accrued.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 24.

According to the type of product, the provisions may be as follows:

—	Life insurance provisions: Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

–

Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until the closing date that has to be allocated to the period from the closing date to the end of the insurance policy period.

–	Mathematical reserves: Represents the value of the life insurance obligations of the insurance entities at year-end, net of the policyholder’s obligations, arising from life insurance contracted.

—	Non-life insurance provisions:

–

Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until year-end that has to be allocated to the period between the year-end and the end of the policy period.

–

Provisions for unexpired risks: The provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance entities in the policy period not elapsed at year-end.

—

Provision for claims: This reflects the total amount of the outstanding obligations arising from claims incurred prior to year-end. Insurance entities calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

—

Provision for bonuses and rebates: This provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

—

Technical provisions for reinsurance ceded: Calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

—

Other technical provisions: Insurance entities have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The BBVA Group controls and monitors the exposure of the insurance entities to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.10 Tax assets and liabilities

Expenses on corporation tax applicable to the BBVA Group’s Spanish entities and on similar taxes applicable to consolidated entities abroad are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.

The total corporate income tax expense is calculated by aggregating the current tax arising from the application of the corresponding tax rate to the tax for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, defined as the amounts to be payable or recoverable in future fiscal years arising from the differences between the carrying amount of assets and liabilities and their tax bases (the “tax value”), and tax loss and tax credit carry forwards. These amounts are registered by applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (see Note 21).

The “Tax Assets” chapter of the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (covering taxes recoverable in future years, including loss carry forwards or tax credits for deductions and tax rebates pending application).

The “Tax Liabilities” chapter of the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: “Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (income taxes payable in subsequent years).

Deferred tax liabilities in relation to taxable temporary differences associated with investments in subsidiaries, associates or joint venture entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a business combination) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they are still current, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted for as temporary differences.

2.2.11 Provisions, contingent assets and contingent liabilities

The heading “Provisions” in the consolidated balance sheets includes amounts recognized to cover the BBVA Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or settlement date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 25). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group entities relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of the regulations applicable to the operation of the entities; and, specifically, future legislation to which the Group will certainly be subject.

The provisions are recognized in the consolidated balance sheets when each and every one of the following requirements is met:

–	They represent a current obligation that has arisen from a past event;

–	At the date referred to by the consolidated financial statements, there is more probability that the obligation will have to be met than that it will not;

–	It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

–	The amount of the obligation can be reasonably estimated.

Among other items, these provisions include the commitments made to employees by some of the Group entities (mentioned in section 2.2.12), as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they are disclosed in the Notes to the financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits (see Note 36).

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They also include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them; or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

2.2.12 Pensions and other post-employment commitments

Below is a description of the most significant accounting criteria relating to the commitments to employees, in terms of post-employment benefits and other long-term commitments, of certain BBVA Group entities in Spain and abroad (see Note 26 ).

Commitments valuation: assumptions and actuarial gains/losses recognition

The present values of the commitments are quantified based on an individual member data. For current employees costs are calculated using the projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

The actuarial assumptions should take into account that:

–	They are unbiased, in that they are not unduly aggressive nor excessively conservative.

–

They are compatible with each other and adequately reflect the existing economic relations between factors such as inflation, foreseeable wage increases, discount rates and the expected return on plan assets, etc. The future levels of wages and benefits are based on market expectations at the consolidated balance sheet date for the period over which the obligations are to be settled.

–	The rate used to discount the commitments is determined by reference to market yields at the date referred to by the consolidated financial statements on high quality bonds.

The BBVA Group recognizes actuarial differences originating in the commitments assumed with staff taking early retirement, benefits awarded for seniority and other similar items under the heading “Provisions (net)” of the consolidated income statement for the period (see Note 48) in which these differences occur. The BBVA Group recognizes the actuarial gains or losses arising on all other defined-benefit post-employment commitments directly under the heading “Valuation adjustments” of equity in the accompanying consolidated balance sheets (see Note 31).

Post-employment benefit commitments

Pensions

The BBVA Group’s post-employment benefit commitments are either defined-contribution or defined-benefit.

–

Defined-contribution commitments: The amounts of these commitments are established as a percentage of certain remuneration items and/or as a fixed pre-established amount. The contributions made in each period by the BBVA Group’s entities for these commitments are recognized with a charge to the heading “Personnel expenses - Defined-contribution plan expense” in the consolidated income statements (see Note 46.1).

–

Defined-benefit commitments: Some of the BBVA Group’s entities have defined-benefit commitments for the permanent disability and death of certain current employees and early retirees, as well as defined-benefit retirement commitments applicable only to certain groups of current employees, or employees taking early retirement and retired employees. These commitments are either funded by insurance contracts or registered as internal provisions.

The amounts recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) are the differences, at the date of the consolidated financial statements, between the present values of the commitments for defined-benefit commitments, adjusted by the past service cost, and the fair value of plan assets.

The current contributions made by the Group’s entities for defined-benefit commitments covering current employees are charged to the heading “Administration cost - Personnel expenses” in the accompanying consolidated income statements (see Note 46.1).

Early retirement

The BBVA Group has offered certain employees in Spain the option of taking early retirement (that is earlier than the age stipulated in the collective labor agreement in force), and has recognized the corresponding provisions to cover the cost of the commitments acquired for this item. The present values of early retirement obligations are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The early retirement commitments in Spain include the compensation and indemnities and contributions to external pension funds payable during the period of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are dealt with in the same way as pensions.

Other post-employment welfare benefits

Some of the BBVA Group’s entities have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of post-employment welfare benefits are quantified based on an individual member data and are recognized under the heading “Provisions – Provisions for pensions and similar obligations” in the consolidated balance sheets (see Note 25).

Other long-term commitments to employees

Some of the BBVA Group’s entities are obliged to deliver goods and services to groups of employees. The most significant of these, in terms of the type of compensation and the event giving rise to the commitments, are as follows: loans to employees, life insurance, study assistance and long-service awards.

Some of these commitments are measured using actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified based on an individual member data. They are recognized under the heading “Provisions – Other provisions” in the accompanying consolidated balance sheets (see Note 25).

The cost of these benefits provided by Spanish entities in the BBVA Group to active employees are recognized under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements (see Note 46.1).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to register a provision in this regard.

2.2.13 Equity-settled share-based payment transactions

Provided they constitute the delivery of such instruments following the completion of a specific period of services, equity-settled share-based payment transactions are recognized as an expense for services being provided by employees, by way of a balancing entry under the heading “Stockholders’ equity – Other equity instruments” in the consolidated balance sheet. These services are measured at fair value, unless this value cannot be calculated reliably. In this case, they are measured by reference to the fair value of the equity instruments committed, taking into account the date on which the commitments were assumed and the terms and other conditions included in the commitments.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected in the consolidated income statement, as these have already been accounted for in calculating the initial fair value of the equity instruments. Non-market vesting conditions are not taken into account when estimating the initial fair value of instruments, but they are taken into account when determining the number of instruments to be granted. This will be recognized on the consolidated income statement with the corresponding increase in equity.

2.2.14 Termination benefits

Termination benefits are recognized in the accounts when the BBVA Group agrees to terminate employment contracts with its employees and has established a detailed plan.

2.2.15 Treasury stock

The value of equity instruments issued by the BBVA Group’s entities and held by them - basically, shares and derivatives on the Bank’s shares held by some consolidated entities that comply with the requirements to be recognized as equity instruments - are recognized under the heading “Stockholders’ funds - Treasury stock” in the consolidated balance sheets (see Note 30).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds - Reserves” in the consolidated balance sheets (see Note 29).

2.2.16 Foreign-currency transactions and exchange differences

The BBVA Group’s functional currency, and thus the currency in which the consolidated financial statements are presented, is the euro. All balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”.

Conversion to euros of the balances held in foreign currency is performed in two consecutive stages:

–	Conversion of the foreign currency to the functional currency (currency of the main economic environment in which the entity operates); and

–	Conversion to euros of the balances held in the functional currencies of the entities whose functional currency is not the euro.

Conversion of the foreign currency to the functional currency

Transactions denominated in foreign currencies carried out by the consolidated entities (or accounted for using the equity method) not based in European Monetary Union countries are initially accounted for in their respective currencies. Subsequently, the monetary balances in foreign currencies are converted to their respective functional currencies using the exchange rate at the close of the financial year.

In addition,

–	Non-monetary items valued at their historical cost are converted to the functional currency at the exchange rate in force on the purchase date.

–	Non-monetary items valued at their fair value are converted at the exchange rate in force on the date on which such fair value was determined.

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Income and expenses are converted at the period’s average exchange rates for all the operations carried out during the period. When applying this criterion the BBVA Group considers whether significant variations have taken place in exchange rates during the financial year which, owing to their impact on the statements as a whole, require the application of exchange rates as of the date of the transaction instead of such average exchange rates.

The exchange differences produced when converting the balances in foreign currency to the functional currency of the consolidated entities and their subsidiaries are generally recognized under the heading “Exchange differences (net)” in the consolidated income statements. However, the exchange differences in non-monetary items are recognized temporarily in equity under the heading “Valuation adjustments - Exchange differences” in the consolidated balance sheets.

Conversion of functional currencies to euros

The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

–	Assets and liabilities: at the average spot exchange rates as of the date of each of the consolidated financial statements.

–

Income and expenses and cash flows are converted by applying the exchange rate in force on the date of the transaction, and the average exchange rate for the financial year may be used, unless it has undergone significant variations.

–	Equity items: at the historical exchange rates.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Valuation adjustments – Exchange differences” in the consolidated balance sheets. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Valuation adjustments - Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main consolidated balances in foreign currencies as of December 31, 2012, 2011 and 2010, with reference to the most significant foreign currencies, is set forth in Appendix VII.

2.2.17 Recognition of income and expenses

The most significant criteria used by the BBVA Group to recognize its income and expenses are as follows.

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Interest income and expenses and similar items: As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. The financial fees and commissions that arise on the arrangement of loans and advances (basically origination and analysis fees) are deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in arranging these loans and advances can be deducted from the amount thus recognized. These fees are part of the effective rate for loans. Also dividends received from other entities are recognized as income when the consolidated entities’ right to receive them arises.

However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because their recovery is considered to be remote, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized for accounting purposes as income, as soon as it is received.

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Commissions, fees and similar items: Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant items in this connection are:

–	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected/paid.

–	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

–	Those relating to single acts, which are recognized when this single act is carried out.

—	Non-financial income and expenses: These are recognized for accounting purposes on an accrual basis.

—	Deferred collections and payments: These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18 Sales and income from the provision of non-financial services

The heading “Other operating income - Financial income from non-financial services” in the consolidated income statements includes the carrying amount of the sales of assets and income from the services provided by the Group entities that are not financial institutions. In the case of the Group, these entities are mainly real estate and service entities (see Note 45).

2.2.19 Leases

Lease contracts are classified as finance leases from the inception of the transaction, if they substantially transfer all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets.

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets – Property, plant and equipment – Other assets leased out under an operating lease” in the consolidated balance sheets (see Note 19). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the consolidated income statements on a straight-line basis within “Other operating expenses - Rest of other operating expenses” (see Note 45).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated by the sale is recognized in the consolidated income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is recognize.

2.2.20 Consolidated statements of recognized income and expenses

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. Such statement distinguishes between income and expenses recognized in the consolidated income statements and “Other recognized income (expenses)” recognized directly in consolidated equity. “Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Valuation adjustments” of the consolidated total equity and the consolidated profit for the year comprise the “Total recognized income/expenses of the year”.

2.2.21 Consolidated statements of changes in equity

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any.

The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 31), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

2.2.22 Consolidated statements of cash flows

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated profit and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated with cash flows classified as investment or finance. As well as cash, short-term, highly liquid investments subject to a low risk of changes in value, such as cash and deposits in central banks, are classified as cash and equivalents.

When preparing these financial statements the following definitions have been used:

–	Cash flows: Inflows and outflows of cash and equivalents.

–	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investment or financing activities.

–	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents or in operating activities.

–	Financing activities: Activities that result in changes in the size and composition of the Group’s equity and of liabilities that do not form part of operating activities.

2.2.23 Entities and branches located in countries with hyperinflationary economies

In order to assess whether an economy is under hyperinflation, the country’s economic environment is evaluated, analyzing whether certain circumstances exist, such as:

–	The country’s population prefers to keep its wealth or savings in non-monetary assets or in a relatively stable foreign currency;

–	Prices may be quoted in that currency;

–	Interest rates, wages and prices are linked to a price index;

–	The cumulative inflation rate over three years is approaching, or exceeds, 100%.

The fact that any of these circumstances is present will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since 2009, the economy of Venezuela can be considered hyperinflationary under the above criteria. As a result, the financial statements of the BBVA Group’s entities located in Venezuela (see Note 3) have therefore been adjusted to correct for the effects of inflation.

2.3     Recent IFRS pronouncements

Changes introduced in 2013

The following modifications to the IFRS standards or their interpretations (hereinafter “IFRIC”) came into force in 2013. They have not had a significant impact on the BBVA Group’s consolidated financial statements for the year, other than those pronouncements mentioned in Note 2.1.

IFRS 10 – “Consolidated Financial Statements”

IFRS 10 establishes a single consolidation model based on the principle of control, and applicable to all types of entities. Likewise, it introduces a definition of control, according to which a reporting entity controls another entity when it is exposed or has rights to variable returns from its involvement with the entity and has the ability to affect the amount of returns through its power over the entity.

The new standard will modify IAS 27 - “Consolidated and separate financial statements” (which will remain in effect solely for separate financial statements) and will replace SIC 12 - “Consolidation - Special Purpose Entities” and shall apply beginning on January 1, 2013. The adoption of this standard by the European Union means that it will come into effect beginning on January 1, 2014 at the latest. However, early adoption is permitted. In this case it must be applied together with IFRS 11 and IFRS 12.

IFRS 11 – “Joint arrangements”

IFRS 11 introduces new consolidation principles applicable to all joint arrangements and replaces SIC 13 - “Jointly Controlled Entities” and IAS 31 - “Interests in Joint Ventures”. The new standard will modify IAS 28 “Investments in Associates and Joint Ventures”, which will remain effective for associate and joint venture entities.

The new standard defines joint arrangements and establishes that they shall be classified as joint operations or as joint ventures based on the rights and obligations arising from the arrangement. A joint operation is defined as an operation where the parties who have joint control have rights to the assets of the arrangement and obligations to the liabilities of the arrangement. A joint venture is defined as a venture where the parties who have joint control have rights to the net assets of the arrangement.

Joint operations shall be accounted for by including in the financial statements of the controlling entities the assets, liabilities, income and expenses corresponding to them according to the contractual agreement. Joint ventures shall be accounted for in the consolidated financial statements using the equity method. They can no longer be accounted for by the proportionate consolidation method.

IFRS 11 shall apply beginning on January 1, 2013. The adoption of this standard by the European Union allows for its application by January 1, 2014 at the latest. However, early adoption is permitted. In this case it must be applied together with IFRS 10 and IFRS 12. The impact of this standard for the BBVA Group is summarized in Note 2.1.

IFRS 12 – “Disclosure of interests in other entities”

IFRS 12 is a new standard on the disclosure requirements for all types of holdings in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 12 shall apply beginning on January 1, 2013. The adoption of this standard by the European Union allows for its application by January 1, 2014 at the latest. However, early adoption is permitted. In this case it must be applied together with IFRS 10 and IFRS 11.

IFRS 13 – “Fair value measurement”

IFRS 13 provides guidelines for fair value measurement and disclosure requirements. Under the new definition, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The requirements do not modify the existing criteria to recognize an asset or liability at fair value. However, they do provide a guide about how fair value should be measured when its use is required or permitted by other standards. The main impact of IFRS 13 for the BBVA Group is related to credit risk valuation of derivative positions; both asset “Credit Valuation Adjustment” (CVA) and liability “Debit Valuation Adjustment” (DVA). The impact in the Group’s Income Statement as of June 30, 2013 is not material.

Amended IAS 1 – “Presentation of financial statements”

The modifications made to IAS 1 include improvements and clarifications regarding the presentation of “Other comprehensive income” (valuation adjustments). The main change introduced is that the presentation of the items must distinguish those that can be reclassified to earnings in the future from those that cannot.

Amended IAS 19 – “Employee benefits”

The amended IAS 19 introduces modifications to the accounting of post-employment benefit liabilities and commitments.

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All changes in the fair value of assets from post-employment plans and obligations in the defined benefit plans shall be recognized in the period in which they occur; they shall be recognized as valuation adjustments in equity and shall not be considered as earnings in future years.

–	The presentation of fair value changes in assets in plans and changes in post-employment benefit obligations of defined-benefit plans has been clarified.

–	Greater disclosure of information is required.

Fourth annual improvements project for various IFRS

Fourth IFRS Annual Improvements project introduces small modifications and clarifications to IAS 1 - Presentation of financial statements, IAS 16 – Property, plant and equipment, IAS 32 – Financial instruments: presentation and IAS 34 - Interim financial reporting.

Amended IFRS 7 – “Financial Instruments: Information to be disclosed”

The changes made to IFRS 7 introduce new disclosures of information on asset and liability offsetting. Entities must submit a breakdown of information on the gross and net amounts of those financial assets that have been or may be offset, and for all recognized financial instruments included in some type of master offset agreement, regardless of whether they have been netted or not.

Standards and interpretations issued but not yet effective as of June 30, 2013

New International Financial Reporting Standards together with their interpretations had been published at the date of preparation of the accompanying consolidated financial statements, but are not obligatory as of June 30, 2013. Although in some cases the IASB permits early adoption before they come into force, the BBVA Group has not done so as of this date, as it is still analyzing the effects that will result from them.

IFRS 9 – “Financial instruments - classification and measurement”

On November 12, 2009, the IASB published IFRS 9 – “Financial Instruments” as the first stage of its plan to replace IAS 39 – “Financial Instruments: Recognition and measurement”. IFRS 9, which introduces new classification and measurement requirements for financial assets, will be mandatory from January 1, 2015 onwards, although early adoption has been permitted from December 31, 2009 onwards. However, the European Commission has decided not to adopt IFRS 9 and postpone its coming into force, thus making it impossible for European entities to apply this standard early.

The new standard includes significant differences with respect to the current one. It includes the following:

–	Approval of a new classification model based on two single categories of amortized cost and fair value;

–	Elimination of the current “Held-to-maturity-investments” and “Available-for-sale financial assets” categories;

–	Limitation of the analysis of impairment of assets measured at amortized cost; and

–	No separation of embedded derivatives in financial contracts on the entity’s assets.

Amended IAS 32 – “Financial Instruments: Presentation”

The changes made to IAS 32 clarify the following aspects on asset and liability offsetting:

–	The legal right to net recognized amounts must not depend on a future event and must be legally enforceable under all circumstances, including cases of default or insolvency of either party.

–

Settlements in which the following conditions are met shall be accepted as equivalent to “settlements for net amount”: all, or practically all of the credit and liquidity risk is eliminated; and the settlement of the assets and liabilities is carried out in a single settlement process.

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

Amended IFRS 10 - “Consolidated Financial Statements”, Amended IFRS 12 – “Disclosure of interests in other entities” and Amended IAS 27 – “Consolidated and separate financial statements”

The changes to IFRS 10, IFRS 12 and IAS 27 define investment entities and provide an exception to the consolidation requirements requiring investment entities to measure particular subsidiaries at fair value through profit or loss, rather than consolidate them as per IFRS 9.

However, the parent company of an investment entity must consolidate all entities under its control, including those controlled through an investment entity, unless the parent company is also an investment entity.

Furthermore, these amendments include new disclosures that will allow the users of such information to evaluate the nature and financial impact of these investments made through investment entities.

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

IFRIC 21 “Levies”

This Interpretation addresses the accounting for a liability to pay a levy if that liability is within the scope of IAS 37. It also addresses the accounting for a liability to pay a levy whose timing and amount is certain.

Consequently, the obligating event will be recognized when the obligation to pay the levy is triggered. If the obligating event is the reaching of a minimum activity threshold, such as a minimum amount of revenue or sales generated or outputs produced, the corresponding liability is recognized when that minimum activity threshold is reached.

This interpretation does not affect the treatment of those taxes ruled by other IAS standards (for example, Income Tax) nor penalties or sanctions due to other regulatory breaches.

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

Amended IAS 36 – “Impairment of Assets”

The changes made to IAS 36 remove the requirement to disclose the recoverable amount of each cash-generating unit (group of units) for which the carrying amount of goodwill or intangible assets with indefinite useful lives allocated to that unit (group of units) is significant when compared to the entity’s total carrying amount of goodwill or intangible assets with indefinite useful lives, and, on the other hand, require that entities disclose the recoverable amount of an individual asset (including goodwill) or a cash-generating unit for which the entity has recognized or reversed an impairment loss during the reporting period. Furthermore, additional disclosures of information will be required when the recoverable amount is the same as the fair value less costs of disposal.

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

Amended IAS 39 – “Financial Instruments: Recognition and measurement. Novation of Derivatives and Continuation of Hedge Accounting”

The new IAS 39 introduces an exception to the requirement to discontinue hedge accounting for those novations that, as a consequence of a change in law or regulation, replace the original counterparty of the hedging element for a central counterparty of another entity, such as the clearing house, as long as the change does not result in changes to the terms of the original derivative other than changes directly attributable to the change in counterparty.

These modifications will be applied to the accounting years starting on or after January 1, 2014, although early adoption is permitted.

3.	BBVA Group

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also operates in other sectors such as insurance, real estate, operational leasing, etc.

Appendices I to II provide relevant information as of June 30, 2013 on the Group’s subsidiaries, proportionately consolidated joint venture entities, and investments and joint venture entities accounted for by the equity method. Appendix III shows the main changes in investments for the six months ended June 30, 2013, and Appendix IV gives details of the subsidiaries under the full consolidation method and which, based on the information available, are more than 10% owned by non-Group shareholders as of June 30, 2013.

The following table sets forth information related to the Group’s total assets as of June 30, 2013 and December 31, 2012, broken down by the Group’s entities according to their activity:

	Millions of Euros
	Total Assets Contributed to the Group
Contribution to Consolidated Group. Entities by Main Activities	Jun 2013	Dec 2012
Banks and other financial services	574,257	593,824
Insurance and pension fund managing companies	20,930	20,481
Other non-financial services	5,811	6,766
Total	600,997	621,072

The total assets and earnings as of June 30, 2013, broken down by the geographical areas in which the BBVA Group operates, are included in Note 6.

The BBVA Group’s activities are mainly located in Spain, Mexico, South America and the United States, with an active presence in other countries, as shown below:

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Spain: The Group’s activity in Spain is principally through Banco Bilbao Vizcaya Argentaria, S.A., which is the parent company of the BBVA Group. The Group also has other entities that operate in Spain’s banking sector, insurance sector, real estate sector, services and as operational leasing entities.

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Mexico: The BBVA Group operates in Mexico both in the banking sector through BBVA Bancomer and in the insurance and pensions business, mainly through Seguros Bancomer S.A. de C.V. and Pensiones Bancomer, S.A. de C.V.

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South America: The BBVA Group’s activities in South America are mainly focused on the banking, insurance and pensions sectors, in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. It has a representative office in Sao Paulo (Brazil). On July 20, 2013, BBVA Group reached an agreement for the sale of all the stake BBVA holds in BBVA Panama (see Note 59).

The Group owns more than 50% of most of the entities based in these countries. Appendix I shows a list of the entities which, although less than 50% owned by the BBVA Group as of June 30, 2013, are fully consolidated (see Note 2.1).

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United States: The Group’s activity in the United States is mainly carried out through a group of entities with BBVA Compass Bancshares, Inc. at their head, the New York branch and a representative office in Silicon Valley (California).

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Turkey: In March 2011, the BBVA Group acquired 25.01% of the share capital of the Turkish bank Turkiye Garanti Bankasi, AS (hereinafter, “Garanti”). Garanti heads up a group of banking and financial institutions that operate in Turkey, Holland and some countries in Eastern Europe. The Bank also has a representative office in Istanbul.

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Rest of Europe: The Group’s activity in Europe is carried out through banks and financial institutions in Ireland, Switzerland, Italy and Portugal, operational branches in Germany, Belgium, France, Italy and the United Kingdom, and a representative office in Moscow.

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Asia-Pacific: The Group’s activity in this region is carried out through operational branches (in Taipei, Seoul, Tokyo, Hong Kong and Singapore) and representative offices (in Beijing, Shanghai, Mumbai, Abu Dhabi and Sydney). In addition, the BBVA Group holds a stake in CITIC Group (hereinafter, “CITIC”) that includes investments in Citic International Financial Holdings Limited (hereinafter, “CIFH”) and in China Citic Bank Corporation Limited (hereinafter, “CNCB”) (see Note 17).

Changes in the Group in 2013

On May 24, 2012 BBVA announced its decision to conduct a study on strategic alternatives for its pension business in Latin America. The alternatives considered in this process include the total or partial sale of the businesses of the Pension Fund Administrators (AFP) in Chile, Colombia and Peru, and the Retirement Fund Administrator (Afore) in Mexico.

On April 23, 2013, with the sale of “AFP Horizonte, S.A” which comes after the sale of the Mexican Pension Fund Business (Afore), the Colombian Pension Fund Administrator Business, and the agreement to sell the Chilean Pension Fund Administrator Business (which closing is pending) BBVA finalizes the process of the strategic review of alternatives for its mandatory pension fund administrators business in Latin America. Below there is a description of each of the operations:

Sale of BBVA AFP Horizonte S.A. (Peru)

On April 23, 2013, BBVA executed the transfer of 100% of the share capital of the Peruvian company “AFP Horizonte SA” in favor of “AFP Integra SA” and “Profuturo AFP, SA” who have each acquired 50% of said company.

The total consideration paid for the shares is approximately US$ 544 million, which, for information purposes, is approximately equivalent to 1,410 million of Peruvian new Soles (nuevos soles peruanos). This consideration is composed by a price of approximately US$ 516 million and a dividend distributed prior to the closing of approximately US$ 28 million.

The capital gain attributable to parent company net of taxes arising from the transaction amounted to approximately €206 million at the moment of the sale and was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in the second quarter of 2013 (see Note 52.2).

Sale of BBVA AFP Horizonte S.A. (Colombia)

On December 24, 2012, BBVA reached an agreement with Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir, S.A., a subsidiary of Grupo Aval Acciones y Valores, S.A., for the sale to the former of the total stake that BBVA held directly or indirectly in the Colombian company BBVA Horizonte Sociedad Administradora de Fondos de Pensiones y Cesantías S.A.

On April 18, 2013, after having obtained the necessary approvals, BBVA completed the sale. The adjusted total price is US$ 541.4 million. The capital gain attributable to parent company net of taxes arising from the transaction amounted to approximately € 255 million at the moment of the sale, and was recognized under the heading “Profit from discontinued operations (Net)” in the consolidated income statement in the second quarter of 2013 (see Note 52.2).

Sale of Afore Bancomer (Mexico)

On November 27, BBVA announced that it had reached an agreement to sell to Afore XXI Banorte, S.A. de C.V. the entire stake that BBVA held directly or indirectly in the Mexican subsidiary Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.

Once the corresponding authorization had been obtained from the competent authorities, the sale was closed on January 9, 2013, at which point the BBVA Group no longer had control over the subsidiary sold.

The total sale price was USD 1,735 million (approximately €1,327 million). The gain on sale attributable to parent company net of taxes was approximately €771 million. (see Note 52.2).

Sale of AFP Provida (Chile)

On February 1, 2013, BBVA reached an agreement with MetLife, Inc., for the sale of the 64.3% stake that BBVA held in the Chilean Pension Fund manager Administradora de Fondos de Pensiones Provida SA (“AFP Provida”).

On October 2, 2013 BBVA completed the sale and that the resulting capital gain net of taxes will be around € 500 million which will be recorded in the consolidated income statement in the second half of 2013.

Purchase of Unnim Vida

On February 4, 2013, Unnim Banc, SA reached an agreement with Aegon Spain Holding B.V. for the acquisition of 50% of Unnim Vida, Inc. Insurance and Reinsurance (“Unnim Vida”) for a price of €352 million. Thus, the BBVA Group reaches 100% of the stake of “Unnim Vida.”

Changes in the Group in 2012

Acquisition of Unnim

On March 7, 2012, the Governing Board of the Fund for Orderly Bank Restructuring (FROB) awarded BBVA Unnim Banc, S.A. (hereinafter “Unnim”) as part of the process for restructuring the bank.

This was done through a share sale purchase agreement between FROB, the Credit Institution Deposit Guarantee Fund (hereinafter “FGD”) and BBVA, under which BBVA was to purchase 100% of the shares of Unnim for €1.

A Protocol of Financial Support Measures was also concluded for the restructuring of Unnim. This regulates an asset protection scheme (EPA) whereby the FGD will assume 80% of the losses that may be suffered by a portfolio of predetermined Unnim assets for the next 10 years.

On July 27 2012, following the completion of the transaction, BBVA became the holder of 100% of the capital of Unnim.

On January 31, 2013, the Boards of Directors of the entities Unnim Banc, SA (“Unnim”) and Banco Bilbao Vizcaya Argentaria, SA (“BBVA”) approved the merger by absorption of Unnim Banc S.A. (Sociedad Unipersonal) by Banco Bilbao Vizcaya Argentaria S.A. and the following block transfer of Unnim’s total net assets under title of universal succession to BBVA. All the rights and obligations of Unnim, in general and without any reservation or limitation, will be subrogated to BBVA. On May 23, 2013, has been registered in the Commercial Registry of Vizcaya the public deed formalizing the merger by absorption of Unnim by BBVA.

Sale of the business in Puerto Rico

On June 28, 2012, BBVA reached an agreement to sell its business in Puerto Rico to Oriental Financial Group Inc.

This agreement included the sale of 100% of the common stock of BBVA Securities of Puerto Rico, Inc. and BBVA PR Holding Corporation, which in turn owns 100% of the common stock of Banco Bilbao Vizcaya Argentaria Puerto Rico and of BBVA Seguros Inc.

Once the corresponding authorization had been obtained from the competent authorities, the sale closed on December 18, 2012, at which point the BBVA Group no longer had control over the businesses.

The sale price was USD 500 million (around €385 million at the exchange rate on the transaction date). Gross capital losses from the sale are around €15 million (taking into account the exchange rate at the transaction date and the earnings of these entities up to December 18, 2012). These capital losses are recognized under the heading “Gains (losses) on non-current assets held for sale not classified as discontinued operations” in the consolidated income statement for 2012.

4.	Shareholder remuneration system

Shareholder remuneration system

A shareholder remuneration system called the “Dividend Option” was implemented in 2011 and 2012. The Bank’s Shareholders’ Annual General Meeting held on March 15, 2013 once more approved the establishment of the “Dividend Option” program for 2013, through two share capital increases charged to voluntary reserves, under similar conditions to those established in 2011 and 2012. Under this remuneration scheme, BBVA offers its shareholders the chance to receive part of their remuneration in the form of free shares; however, they can still choose to receive it in cash by selling the rights assigned to them in each capital increase either to BBVA (by the Bank exercising its commitment to purchase the free assignment rights) or on the market.

In April 2013, the Executive Committee approved the execution of the first of the capital increases charged to reserves as agreed by the AGM held on March 15, 2013 to execute the Dividend Option. As a result of this increase, the Bank’s common stock increased by €40,862,919.86, (83,393,714 shares at a €0.49 par value each). 85.71% of shareholders opted to receive their remuneration in the form of shares (see Note 27). The other 14.29% of the right owners opted to sell the rights assigned to them to BBVA, and as a result, BBVA acquired 778,801,510 rights for a total amount of €94,234,982.71; said shareholders were rewarded in cash form.

Dividends

On January 10, 2013, it was distributed the second interim dividend against 2012 results, for an amount of €0.10 gross (€0.079 net) per outstanding share.

At its meeting of June 24, 2013, the Board of Directors of BBVA approved the payment of an interim dividend against 2013 earnings of €0.100 gross (€0.079 net) per outstanding share to be paid on July 10, 2013.

The expected financial statements prepared in accordance with legal requirements evidenced the existence of sufficient liquidity for the distribution of the amounts to the interim dividend, as follows:

Millions of Euros
Available amount for interim dividend payments	May 31, 2013
Profit at each of the dates indicated, after the provision for income tax	1,639
Less -
Estimated provision for Legal Reserve	(8)
Acquisition by the bank of the free allotment rights in 2013 capital increase	(94)
Interim dividends for 2013 already paid	-
Maximum amount distributable	1,537
Amount of proposed interim dividend	553

BBVA cash balance available to the date	1,129

The first amount interim dividend which was paid to the shareholders on January 10, 2013, including the new shares issued on July 3 through the capital increase described in Note 27 and after deducting the treasury shares held by the Group’s entities, amounted to €570 million and was recognized under the heading “Stockholders’ funds - Dividends and remuneration” and included under the heading “Financial liabilities at amortized cost - Other financial liabilities” of the consolidated balance sheet as of June 30, 2013 (see Note 23.5).

5.	Earnings per share

According to the criteria established by IAS 33:

–

Basic earnings per share are determined by dividing the “Profit attributable to Parent Company” by the weighted average number of shares outstanding throughout the year (i.e., excluding the average number of treasury shares held over the year).

–

Diluted earnings per share are calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the profit attributable to the parent company, if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments, etc.).

The following transactions were carried out in 2013 and 2012 with an impact on the calculation of basic and diluted earnings per share:

–

The Bank carried out several share capital increases in 2013 and 2012 (see Note 27). According to IAS 33, when calculating the basic and diluted earnings per share, all years prior to the exercise of the rights must be taken into account, and a corrective factor applied to the denominator (the weighted average number of shares outstanding) only in the case of capital increases other than those for the conversion of securities into shares. This corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. The basic and diluted earnings per share for 2012 were recalculated on this basis.

–

In the first half of 2013, the bank agreed to carry out an issue of contingent convertible perpetual securities into ordinary shares of BBVA, without pre-emption rights, for a total amount of 1.5 billion US dollars. Since the conversion of these perpetual securities will be made if certain conditions are met these shares will be considered to be in circulation for purposes of earnings per basic share calculations only after all applicable conditions have been met. Until that point, they will be considered only for purposes of earnings per diluted share calculations.

As required by IAS 33, the table below depicts basic and diluted earnings per share for discontinued operations for the six months ended June 30, 2013 and 2012 (see Notes 1.3. and 3).

The calculation of earnings per share is as follows:

Basic and Diluted Earnings per Share	June 2013	June 2012 (*)

Numerator for basic and diluted earnings per share (millions of euros)
Profit attributable to parent company	2,882	1,510
Adjustment: Mandatory convertible bonds interest expenses	-	28
Profit adjusted (millions of euros) (A)	2,882	1,538
Profit from discontinued operations (net of non-controlling interest) (B)	1,259	134
Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding (1)	5,455	4,941
Weighted average number of shares outstanding x corrective factor (2)	5,455	5,111
Adjustment: Average number of estimated shares to be converted	185	445
Adjusted number of shares - Basic earning per share (C)	5,641	5,556
Adjustment: Average number of estimated shares to be converted due to perpetual securities	52	-
Adjusted number of shares - diluted earning per share (D)	5,693	5,556
Basic earnings per share from continued operations (Euros per share)A-B/C	0.29	0.25
Diluted earnings per share from continued operations (Euros per share)A-B/D	0.29	0.25
Basic earnings per share from discontinued operations (Euros per share)B/C	0.22	0.02
Diluted earnings per share from discontinued operations (Euros per share)B/D	0.22	0.02
(1) ‘Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period
(2) Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.
(*) Data recalculated due to the mentioned corrective factor.

As of June 30, 2013 and 2012, except for the aforementioned convertible bonds, there were no other financial instruments or share option commitments with employees that could potentially affect the calculation of the diluted earnings per share for the years presented.

6.	Operating segment reporting

Business operating segment reporting represents a basic tool in the oversight and management of the BBVA Group’s various activities. The Group compiles reporting information on as disaggregated a level as possible, and all data relating to the businesses these units manage is recognized in full. These minimum level units are then aggregated in accordance with the organizational structure determined by the Group management into higher level units and, ultimately, the operating segments themselves. Similarly, all the entities that make up the BBVA Group are also assigned to the different business units according to the geographical areas where they carry out their activity.

In the first half of 2013 progress was made on the geographical reporting structure of the BBVA Group’s business areas. Consequently, Spain includes the portfolios, finance and structural euro balance-sheet positions managed by ALCO that were previously included in Corporate Activities. In addition, because of the particular nature of their management, the assets and results pertaining to the real-estate business in Spain are presented separately. This covers lending to real-estate developers (previously integrated in Spain) and foreclosed real estate assets which were included in Corporate Activities in the years prior to 2013.

As a result, the composition of the business areas in 2013 is different from that presented in 2012, and is now as follows:

—

Banking activity in Spain (from now-on, Spain) which as in previous years includes: The Retail network, with the segments of individual customers, private banking, and small businesses; Corporate and Business Banking (CBB),which handles the SMEs, corporations and public sector in the country; Corporate & Investment Banking (CIB), which includes business with large corporations and multinational groups and the trading floor and distribution business in the same geographical area; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain). In addition, starting in 2013 it also includes the portfolios, finance and structural interest-rate positions of the euro balance sheet.

—

Real-estate activity in Spain. This new area has been set up with the aim of providing specialized and structured management of the assets of the real-estate area accumulated by the Group as a result of the crisis in Spain. It therefore mainly combines loans to real-estate developers (previously reported in Spain) and foreclosed real-estate assets (previously reported in Corporate Activities).

—

Eurasia, which as in 2012 includes the business carried out in the rest of Europe and Asia, i.e. the retail and wholesale businesses of the Group in the area. It also includes BBVA’s stakes in the Turkish bank Garanti (In accordance with IFRS 8, the analysis of this business segment follows management criteria, which includes 25.01% of the assets and liabilities of Garanti) and the Chinese banks CNCB and CIFH.

—

Mexico, which includes the banking and insurance businesses in the country (the pension business was sold in the first quarter of 2013). Within its banking activity, Mexico includes retail business through its Commercial Banking, Consumer Finance and Corporate and Institutional Banking units; and wholesale banking through CIB.

—

The United States encompasses the Group’s businesses in the United States. The historical series in this area has been reconstructed to exclude the business in Puerto Rico, which was sold in December 2012, and include it in the Corporate Center.

—	South America, includes the banking and insurance businesses that BBVA carries out in the region.

In addition to the above, all the areas include a remainder made up of other businesses and of a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Finally, Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the operating segments, as it basically corresponds to the Group’s holding function. It groups together the costs of the headquarters that have a corporate function; management of structural exchange-rate positions, carried out by the Financial Planning unit; specific issues of capital instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with pensioners; goodwill and other intangibles.

The figures corresponding to 2012 have been restated according to the same criteria and the same structure of business areas as explained above and also in Note 3 (sale of pensions business in Latin America). This will allow for homogeneous year-on-year comparisons.

The breakdown of the BBVA Group’s total assets by operating segments as of June 30, 2013 and December 31, 2012, is as follows:

	Millions of Euros
Total Assets by Operating Segments	June 2013	December 2012
Spain	328,022	345,362
Real Estate	21,864	21,923
Eurasia	47,327	48,324
Mexico	82,692	81,723
South America	74,972	77,474
United States	54,544	53,892
Subtotal Assets by Operating Segments	609,422	628,698
Corporate Center and other adjustments (*)	(8,425)	(7,626)
Total Assets BBVA Group	600,997	621,072
(*) Includes adjustments due to Garanti Group accounted for using the equity method and other inter-areas adjustments. See Note 2

The profit and main earning figures in the consolidated income statements for the six months ended June 30, 2013 and 2012 by operating segments are as follows:

	Millions of Euros
	BBVA Group	Operating Segments						Corporate Center	Adjusments (**)
Main Margins and Profits by Operating Segments		Spain	Real Estate	Eurasia	Mexico	South America	United States
June 2013
Net interest income	6,899	2,053	42	490	2,228	2,147	702	(360)	(403)
Gross income	10,604	3,249	2	1,104	3,100	2,611	1,073	(176)	(360)
Net operating income (*)	5,236	1,715	(72)	744	1,923	1,464	340	(723)	(156)
Operating profit /(loss) before tax	2,498	1,066	(847)	518	1,164	1,097	301	(745)	(55)
Profit	2,882	742	(629)	429	876	561	213	690	-
June 2012
Net interest income	7,061	2,367	(2)	386	2,021	1,973	786	(195)	(274)
Gross income	10,809	3,459	(52)	1,097	2,779	2,540	1,151	97	(262)
Net operating income (*)	5,842	2,073	(106)	731	1,723	1,482	410	(402)	(69)
Operating profit /(loss) before tax	1,844	1,122	(2,007)	635	1,082	1,173	341	(464)	(37)
Profit	1,510	783	(1,427)	579	822	629	233	(108)	-

(*) Gross Income less Adminsitrative Cost and Amortization
(**) Adjustments due to Garanti Group accounted for using the equity method. See Note 2

7.	Risk management

The BBVA Group understands the risk management function as one of the essential and differentiating elements of its competitive strategy. In this context, the aim of the Global Risk Management (GRM) Corporate Area is to preserve the BBVA Group’s solvency, help define its strategy with respect to risk and assume and facilitate the development of its businesses. Its activity is governed by the following principles:

–	The risk management function is single, independent and global.

–

The risks assumed by the BBVA Group must be compatible with the capital adequacy target and must be identified, measured and assessed. Risk monitoring and management procedures and sound mechanisms of control and mitigation systems must likewise be in place.

–	All risks must be managed integrally during their life cycle, and be treated differently depending on their nature and with active portfolio management based on a common measure (economic capital).

–

It is each operating segment’s responsibility to propose and maintain its own risk profile, within its autonomy in the corporate action framework (defined as the set of risk control policies and procedures defined by the BBVA Group), using an appropriate risk infrastructure to control their risks.

–

The infrastructures created for risk control must be equipped with means (in terms of people, tools, databases, information systems and procedures) that are sufficient for their purpose, so that there is a clear definition of roles and responsibilities, thus ensuring efficient allocation of resources among the corporate area and the risk units in operating segments.

In the light of these principles, the BBVA Group has developed an integrated risk management system that is structured around three main components: a corporate risk governance scheme (with suitable segregation of duties and responsibilities); a set of tools, channels and procedures that constitute the various risk management regimes; and an internal control system that is appropriate to the nature and size of the risks assumed.

The main risks associated with financial instruments are:

—

Credit risk: This arises from the probability that one party to a financial instrument will fail to meet its contractual obligations for reasons of insolvency or inability to pay and cause a financial loss for the other party. This includes management of counterparty risk, issuer credit risk, liquidation risk and country risk.

—	Market risk: This is originated by the likelihood of losses in the value of the positions held as a result of changes in the market prices of financial instruments. It includes three types of risks:

–	Interest-rate risk: This arises from variations in market interest rates.

–	Currency risk: This is the risk resulting from variations in foreign-currency exchange rates.

–

Price risk: This is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on a specific market.

—

Liquidity risk: This arises from the possibility that a company cannot meet its payment commitments, or to do so must resort to borrowing funds under onerous conditions, or risking its image and the reputation of the entity.

—	Structural risk, includes the following:

–	Interest rate structural risk: Potential variation of Interest Margin and/or equity due to interest rate fluctuations.

–

Exchange rate structural risk: Potential negative impact from fluctuations in exchange rates on the capital ratios and on the contribution to earnings of international investments maintained on a long-term basis by the Group,

–	Structural equity risk: Potential negative impact derived from investments in industrial and financial entities with medium- and long-term investment horizons.

—

Operational risk: This arises from the possibility of human error, inadequate or faulty internal processes, system failures or external events. This definition includes the legal risk and excludes strategic and/or business risk and reputational risk.

Corporate governance system

The BBVA Group has developed a system of corporate governance that is in line with the best international practices and adapted to the requirements of the regulators in the country in which its different business units operate.

With respect to the risks assumed by the BBVA Group, the Board of Directors of the Bank is responsible for establishing the general principles that define the risk objectives profile of the entities, approving the management policies for control and management of these risks and ensuring regular monitoring of the internal systems of risk information and control. The Board of Directors is supported in this function by the Executive Committee and the Risk Committee. The main mission of the latter is to assist the Board of Directors in carrying out its functions associated with risk control and management.

The risk management and control function is distributed among the risk units within the operating segments and the Corporate Global Risk Management (GRM) Area, which ensures compliance with global policy and strategies. The risk units in the operating segments propose and manage the risk profiles within their area of autonomy, though they always respect the corporate framework for action.

The Corporate GRM Area combines a vision by risk type with a global vision. It is divided into six units, as follows:

–

Corporate Risk Management and Risk Portfolio Management: Responsible for management and control of the BBVA Group’s financial risks. In addition, this area focuses on fiduciary risk management, insurance, Asset Management and monitors the retail banking business from a cross functional point of view.

–	Operational and Control Risk: Manages operational risk, internal risk area control and the internal validation of the measurement models and the acceptance of new risks.

–	Technology & Methodologies: Responsible for the management of the technological and methodological developments required for risk management in the Group.

–

Technical Secretariat: Undertakes the contrast of the proposals made to the Risk Management Committee and the Risk Committee; prepares and promotes the regulations applicable to social and environmental risk management.

–

Planning, Monitoring & Reporting: Prepares reporting requirements, both internal and regulatory, for those risks the Group is exposed to. It is also responsible for credit and capital risk functions. Lastly, it combines the planning, monitoring and reporting functions of all stress test models – internal and regulatory.

–	GRM South America: Responsible for credit risk management and monitoring in South America.

This structure gives the Corporate GRM Area reasonable security with respect to:

–	integration, control and management of all the Group’s risks;

–	the application throughout the Group of standard principles, policies and metrics; and

–	the necessary knowledge of each geographical area and each business.

This organizational scheme is complemented by various committees, which include the following:

–

The Global Risk Management Committee: This committee is made up of the risk managers from the risk units located in the operating segments and the managers of the Corporate GRM Area units. Among its responsibilities are the following: establishing the Group’s risk strategy (especially as regards policies and structure of this function in the Group), presenting its proposal to the appropriate governing bodies for their approval, monitoring the management and control of risks in the Group and adopting any actions necessary.

–

The GRM Management Committee: Made up of the executives of the Group’s risk unit and those responsible for risks in the different countries and operating segments. It reviews the Group’s risk strategy and the general implementation of the main risk projects and initiatives in the operating segments.

–

The Risk Management Committee: Its permanent members are the Global Risk Management director, the Corporate Risk Management director and the Technical Secretariat. The other committee members propose the operations that are analyzed in its working sessions. The committee analyzes and, if appropriate, authorizes financial programs and operations within its scope and submits the proposals whose amounts exceed the set limits to the Risks Committee, when its opinion on them is favorable.

–

The Assets and Liabilities Committee (ALCO): The committee is responsible for actively managing structural interest rate and foreign exchange risk positions, global liquidity and the Group’s capital base.

–

The Global Corporate Assurance Committee: Its task is to undertake a review at both Group and business unit level of the control environment and the effectiveness of the operational risk internal control and management systems, as well as to monitor and analyze the main operational risks the Group is subject to, including those that are cross-cutting in nature.

–

The Technology and Methodologies Committee: The committee decides on the effectiveness of the models and infrastructures developed to manage and control risks that are integrated in the operating segments, within the framework of the operational model of Global Risk Management.

–

The New Businesses and Products Committees: Their functions are to analyze and, where appropriate, give technical approval to and implement new businesses, products and services prior to their marketing: to undertake subsequent control and monitoring of new authorized products; and to foster orderly business operations to ensure they develop in a controlled environment.

Tools, circuits and procedures

The BBVA Group has an established integrated risk management system that meets the needs derived from different types of risk to which it is subject. It is set out in a number of manuals. These manuals provide the measurement tools for the acceptance, assessment and monitoring of risks, define the circuits and procedures applicable to operations by entities and the criteria for their management.

The BBVA Group’s main activities with respect to the management and control of its risks are as follows:

–	Calculation of exposure to risks of the different portfolios, taking into account any possible mitigating factors (guarantees, balance netting, collaterals, etc.).

–	Calculation of the probabilities of default (hereinafter, “PD”).

–	Estimation of the foreseeable losses in each portfolio, assigning a PD to new operations (rating and scoring).

–	Measurement of the risk values of the portfolios in different scenarios through historical simulations.

–	Establishment of limits to potential losses according to the different risks incurred.

–	Determination of the possible impacts of structural risks on the BBVA Group’s consolidated income statement.

–	Determination of limits and alerts to guarantee the BBVA Group’s liquidity.

–	Identification and quantification of operational risks by business lines to make their mitigation easier through the appropriate corrective actions.

–	Definition of efficient circuits and procedures to achieve the established objectives, etc.

Internal control system

The BBVA Group’s internal control system is based on the best practices developed in “Enterprise Risk Management – Integrated Framework” by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as well as in “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS). The Group’s system for internal control is therefore part of the Integral Risk Management Framework.

This is the framework within the BBVA Group that involves its Board of Directors, management and its entire staff. It is designed to identify and manage risks faced by the Group entities in such a way as to ensure that the business targets established by the BBVA Group’s management are met. The Internal Control Framework is made up of specialized units (Regulatory Compliance, Global Accounting & Information Management / Internal Financial Control, Internal Risk Control, IT Risk, Fraud & Security and Operations Control and Direction of Production of support units, and Legal Services), and the Corporate Operational Risk Management (part of Operational Risk) and Internal Audit functions.

Find following list shows the main principles that support the internal control system:

–	Its core element is the “process.”

–

The form in which the risks are identified, assessed and mitigated must be unique for each process; and the systems, tools and information flows that support the internal control and operational risk activities must be unique, or at least be administered fully by a single unit.

–

The responsibility for internal control lies with the BBVA Group’s business units. These units, along with the specialized units mentioned above, are responsible for the implementation of the system of control within its scope of responsibility and managing the existing risk by proposing any improvements to processes it considers appropriate.

–	Given that some business units have a global scope of responsibility, there are cross-cutting control functions which supplement the control mechanisms mentioned earlier.

–

The Operational Risk Management Committee in each business unit is responsible for approving suitable mitigation plans for each existing risk or weakness. This committee structure culminates at the Group’s Global Corporate Assurance Committee.

Risk concentrations

In the trading area, limits are approved each year by the Board of Directors’ Risk Committee on exposures to trading, structural interest rate, structural exchange rate, equity and liquidity; this applies both to the banking entities and to the asset management, pension and insurance businesses. These limits factor in many variables, including economic capital and earnings volatility criteria, and are reinforced with alert triggers and a stop-loss scheme.

In relation to credit risk, maximum exposure limits are set by customer and by country; generic limits are also set for maximum exposure to specific operations or products. Limits are allocated based on iso-risk curves, determined as the sum of maximum foreseeable losses and economic capital, and its ratings-based equivalence in terms of gross nominal exposure.

There is a threshold in terms of a maximum risk concentration level of 10% of BBVA Group’s equity: up to this level the authorization of new risks requires in-depth knowledge of the client, and the markets and sectors in which it operates.

For the retail portfolio, potential concentrations of risk in geographical areas or certain risk profiles are analyzed in relation to overall risk and earnings volatility; where appropriate, the mitigating measures considered most suitable are implemented.

7.1	Credit risk

7.1.1    Maximum credit risk exposure

The BBVA Group’s maximum credit risk exposure by headings in the balance sheet as of June 30, 2013 and December 31, 2012 is given below. It does not consider the availability of collateral or other credit enhancements to guarantee compliance with payment obligations. The details are broken down by financial instruments and counterparties.

In the case of financial assets recognized in the consolidated balance sheets, exposure to credit risk is considered equal to its gross accounting value, not including certain valuation adjustments (impairment losses, derivatives and others), with the sole exception of trading and hedging derivatives.

The maximum credit risk exposure on financial guarantees granted is the maximum that the Group would be liable for if these guarantees were called in, and that is their carrying amount.

Our calculation of risk exposure for derivatives is based on the sum of two factors: the derivatives market value and their potential risk (or “add-on”).

The first factor, market value, reflects the difference between original commitments and market values on the reporting date (mark-to-market). As indicated in Note 2.2.1 to the consolidated financial statements, derivatives are accounted for as of each reporting date at fair value according to IAS 39.

The second factor, potential risk (‘add-on’), is an estimate (using internal models) of the maximum increase to be expected on risk exposure over a derivative market value (at a given statistical confidence level) as a result of future changes in the fair value over the remaining term of the derivatives.

The consideration of the potential risk (“add-on”) relates the risk exposure to the exposure level at the time of a customer’s default. The exposure level will depend on the customer’s credit quality and the type of transaction with such customer. Given the fact that default is an uncertain event which might occur any time during the life of a contract, the BBVA Group has to consider not only the credit exposure of the derivatives on the reporting date, but also the potential changes in exposure during the life of the contract. This is especially important for derivatives, whose valuation changes substantially throughout their terms, depending on the fluctuation of market prices.

Credit risk originating from the derivatives in which the Group operates is mitigated through the contractual rights existing for offsetting accounts at the time of their settlement. This has reduced the Group’s exposure to credit risk to €31,635 million as of June 30, 2013 and €32,586 million as of December 31, 2012.

		Millions of Euros
Maximum Credit Risk Exposure	Notes	June 2013	December 2012
Financial assets held for trading		27,992	28,021
Debt securities	10	27,992	28,021
Government		23,518	23,370
Credit institutions		2,428	2,545
Other sectors		2,046	2,106
Other financial assets designated at fair value through profit or loss		772	753
Debt securities	11	772	753
Government		183	174
Credit institutions		43	45
Other sectors		546	534
Available-for-sale financial assets		67,518	62,615
Debt securities	12	67,518	62,615
Government		43,218	38,926
Credit institutions		12,399	13,157
Other sectors		11,901	10,532
Loans and receivables		381,288	384,097
Loans and advances to credit institutions	13.1	26,022	25,372
Loans and advances to customers	13.2	350,696	354,974
Government		36,340	34,917
Agriculture		4,446	4,705
Industry		27,551	30,704
Real estate and construction		44,313	47,325
Trade and finance		56,032	51,587
Loans to individuals		151,727	151,512
Other		30,287	34,224
Debt securities	13.3	4,570	3,751
Government		2,884	2,375
Credit institutions		312	453
Other sectors		1,374	923
Held-to-maturity investments	14	9,755	10,163
Government		8,888	9,210
Credit institutions		371	393
Other sectors		496	560
Derivatives (trading and hedging)		48,492	49,208
Subtotal		535,817	534,857
Valuation adjustments		1,235	338
Total Financial Assets Risk		537,052	535,195

Financial guarantees (Bank guarantees, letter of credits,..)		34,260	37,019
Drawable by third parties		82,814	83,519
Government		1,229	1,360
Credit institutions		1,598	1,946
Other sectors		79,987	80,213
Other contingent commitments		13,196	6,624
Total Contingent Risks and Commitments	34	130,270	127,162

Total Maximum Credit Exposure		667,322	662,357

7.1.2    Mitigation of credit risk, collateralized credit risk and other credit enhancements

In most cases, maximum credit risk exposure is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure. The BBVA Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. The existence of guarantees could be a necessary but not sufficient instrument for accepting risks, as the assumption of risks by the Group requires prior evaluation of the debtor’s capacity for repayment, or that the debtor can generate sufficient resources to allow the amortization of the risk incurred under the agreed terms.

The policy of accepting risks is therefore organized into three different levels in the BBVA Group:

–	Analysis of the financial risk of the operation, based on the debtor’s capacity for repayment or generation of funds;

–

The constitution of guarantees that are adequate, or at any rate generally accepted, for the risk assumed, in any of the generally accepted forms: monetary, secured, personal or hedge guarantees; and finally,

–	Assessment of the repayment risk (asset liquidity) of the guarantees received.

The procedures for the management and valuation of collaterals are set out in the Internal Manuals on Credit Risk Management Policies and Procedures (retail and wholesale), which establish the basic principles for credit risk management, including the management of collaterals assigned in transactions with customers.

The methods used to value the collateral are in line with the best market practices and imply the use of appraisal of real-estate collateral, the market price in market securities, the trading price of shares in mutual funds, etc. All the collaterals assigned must be properly drawn up and entered in the corresponding register. They must also have the approval of the Group’s legal units.

The following is a description of the main types of collateral for each financial instrument class:

—	Financial instruments held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument.

—

Trading and hedging derivatives: In derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

The BBVA Group has a broad range of credit derivatives. The Group uses credit derivatives to mitigate credit risk in its loan portfolio and other cash positions and to hedge risks assumed in market transactions with other clients and counterparties.

Derivatives may follow different settlement and netting agreements, under the rules of the International Swaps and Derivatives Association (ISDA). The most common types of settlement triggers include bankruptcy of the reference credit institution, acceleration of indebtedness, failure to pay, restructuring, repudiation and dissolution of the entity. Since the Group typically confirms over 99% of the credit derivative transactions in the Depository Trust & Clearing Corporation (DTCC), substantially the entire credit derivatives portfolio is registered and matched against BBVA’s counterparties.

—

Other financial assets designated at fair value through profit or loss and Available-for-sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

—	Loans and receivables:

–	Loans and advances to credit institutions: These usually only have the counterparty’s personal guarantee.

–

Loans and advances to customers: Most of these operations are backed by personal guarantees extended by the counterparty. There may also be collateral to secure loans and advances to customers (such as mortgages, cash guarantees, pledged securities and other collateral), or to obtain other credit enhancements (bonds, hedging, etc.).

–	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

—	Held-to-maturity investments: Guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent to the structure of the instrument.

—	Financial guarantees, other contingent risks and drawable by third parties: These have the counterparty’s personal guarantee.

The Group’s collateralized credit risk as of June 30, 2013 and December 31, 2012, excluding balances deemed impaired, is broken down in the table below:

	Millions of Euros
Collateralized Credit Risk	June 2013	December 2012
Mortgage loans	132,436	137,870
Operating assets mortgage loans	3,870	3,897
Home mortgages	113,358	119,235
Rest of mortgages (1)	15,208	14,739
Secured loans, except mortgage	22,958	23,125
Cash guarantees	233	377
Secured loan (pledged securities)	518	997
Rest of secured loans (2)	22,207	21,751
Total	155,394	160,995
(1) Refers to loans which are secured with real estate properties (other than residential properties) in respect of which we provide financing to the borrower to buy or to construct such properties.
(2) Includes loans which collateral is cash, other financial assets or partial guarantees.

7.1.3    Credit quality of financial assets that are neither past due nor impaired

The BBVA Group has tools (“scoring” and “rating”) that enable it to rank the credit quality of its operations and customers based on an assessment and its correspondence with the probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that collect the pertinent internally generated information, which can basically be grouped together into scoring and rating models.

Scoring

Scoring is a decision-making model that contributes to both the arrangement and management of retail loans: consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to originate or grant a loan, what amount should be granted and what strategies can help establish the price, because it is an algorithm that sorts transactions by their credit quality. This algorithm enables the BBVA Group to assign a score to each transaction requested by a customer, on the basis of a series of objective characteristics that have statistically been shown to discriminate between the quality and risk of this type of transactions. The advantage of scoring lies in its simplicity and homogeneity: all that is needed is a series of objective data for each customer, and this data is analyzed automatically using an algorithm.

There are three types of scoring, based on the information used and on its purpose:

–

Reactive scoring: measures the risk of a transaction requested by an individual using variables relating to the requested transaction and to the customer’s socio-economic data available at the time of the request. The new transaction is approved or rejected depending on the score given.

–

Behavioral scoring: scores transactions for a given product in an outstanding risk portfolio of the entity, enabling the credit rating to be tracked and the customer’s needs to be anticipated. It uses transaction and customer variables available internally. Specifically, variables that refer to the behavior of both the product and the customer.

–

Proactive scoring: gives a score at customer level using variables related to the individual’s general behavior with the entity and to his/her payment behavior in all the contracted products. The purpose is to track the customer’s credit quality and it is used to pre-grant new transactions.

Rating

Rating tools, as opposed to scoring tools, do not assess transactions but focus on the rating of customers instead: companies, corporations, SMEs, public authorities, etc. A rating tool is an instrument that, based on a detailed financial study, helps determine a customer’s ability to meet his/her financial obligations. The final rating is usually a combination of various factors: on one hand, quantitative factors, and on the other hand, qualitative factors. It is a middle road between an individual analysis and a statistical analysis.

The main difference between ratings and scorings is that the latter are used to assess retail products, while ratings use a wholesale banking customer approach. Moreover, scorings only include objective variables, while ratings add qualitative information. And although both are based on statistical studies, adding a business view, rating tools give more weight to the business criterion compared to scoring tools.

For portfolios where the number of defaults is very low (sovereign risk, corporates, financial entities, etc.) the internal information is supplemented by “benchmarking” of the external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the PDs compiled by the rating agencies at each level of risk rating are compared, and the measurements compiled by the various agencies are mapped against those of the BBVA master rating scale.

Once the probability of default of a transaction or customer has been calculated, a “business cycle adjustment” is carried out. This is a means of establishing a measure of risk that goes beyond the time of its calculation. The aim is to capture representative information of the behavior of portfolios over a complete economic cycle. This probability is linked to the Master Rating Scale prepared by the BBVA Group to enable uniform classification of the Group’s various asset risk portfolios.

The table below shows the abridged scale used to classify the BBVA Group’s outstanding risk as of June 30, 2013:

Internal rating	Probability of default (basic points)
Reduced List (22 groups)	Average	Minimum from >=	Maximum
AAA	1	-	2
AA+	2	2	3
AA	3	3	4
AA-	4	4	5
A+	5	5	6
A	8	6	9
A-	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B-	785	581	1,061
CCC+	1,191	1,061	1,336
CCC	1,500	1,336	1,684
CCC-	1,890	1,684	2,121
CC+	2,381	2,121	2,673
CC	3,000	2,673	3,367
CC-	3,780	3,367	4,243

The table below outlines the distribution of exposure, including derivatives, by internal ratings, to corporates, financial entities and institutions (excluding sovereign risk), of the main BBVA Group entities as of June 30, 2013 and December 31, 2012:

	2013		2012
Credit Risk Distribution by Internal Rating	Amount (Millions of Euros)%		Amount (Millions of Euros)%
AAA/AA+/AA/AA-	17,808	8.94%	24,091	9.95%
A+/A/A-	48,824	24.52%	73,526	30.37%
BBB+	22,239	11.17%	31,951	13.20%
BBB	15,714	7.89%	23,410	9.67%
BBB-	35,790	17.97%	26,788	11.07%
BB+	15,550	7.81%	15,185	6.27%
BB	12,121	6.09%	10,138	4.19%
BB-	6,993	3.51%	8,493	3.51%
B+	6,334	3.18%	8,504	3.51%
B	7,013	3.52%	8,246	3.41%
B-	5,251	2.64%	5,229	2.16%
CCC/CC	5,510	2.77%	6,501	2.69%
Total	199,146	100.00%	242,064	100.00%

These different levels and their probability of default were calculated by using as a reference the rating scales and default rates provided by the external agencies Standard & Poor’s and Moody’s. These calculations establish the levels of probability of default for the BBVA Group’s Master Rating Scale. Although this scale is common to the entire Group, the calibrations (mapping scores to PD sections/Master Rating Scale levels) are carried out at tool level for each country in which the Group has tools available.

For detail of quality data of loans and advances to customers please see Appendix X.a.

7.1.4 Policies	for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, the BBVA Group maintains maximum permitted risk concentration indices updated at individual and portfolio sector levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or financial commitment to a specific customer therefore depends on the customer’s credit rating, the nature of the risks involved, and the Group’s presence in a given market, based on the following guidelines:

–	The aim is, as far as possible, to combine the customer’s credit needs (commercial/financial, short-term/long-term, etc.) with the interests of the Group.

–

Any legal limits that may exist concerning risk concentration are taken into account (relationship between risks with a customer and the capital of the entity that assumes them), the markets, the macroeconomic situation, etc.

–

To undertake a proper management of risk concentration, and if necessary generate actions on such risks, a number of different levels of monitoring have been established according to the amount of global risks maintained with the same customer. Any risk concentrations with the same customer or group that may generate losses of more than €18 million are authorized and monitored by the Risk Committee of the Bank’s Board of Directors.

7.1.5 Sovereign	risk exposure

Sovereign risk management

The risk associated with the transactions involving sovereign risk is identified, measured, controlled and tracked by a centralized unit integrated in the BBVA Group’s Risk Area. Its basic functions involve the preparation of individual reports on the countries where sovereign risk exists (called “financial programs”), tracking such risks, assigning ratings to these countries and, in general, supporting the Group in terms of reporting requirements for any transactions involving sovereign risk. The risk policies established in the financial programs are approved by the relevant risk committees.

The country risk unit tracks the evolution of the risks associated with the various countries to which the Group are exposed (including sovereign risk) on an ongoing basis in order to adapt its risk and mitigation policies to any macroeconomic and political changes that may occur. Moreover, it regularly updates its internal ratings and forecasts for these countries. The internal rating assignment methodology is based on the assessment of quantitative and qualitative parameters which are in line with those used by certain multilateral organizations such as the International Monetary Fund (IMF) and the World Bank (WB), rating agencies and export credit organizations.

The table below provides a breakdown of exposure to financial instruments, as of June 30, 2013 and December 31, 2012, by type of counterparty and the country of residence of such counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
	June 2013
Risk Exposure by countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	65,215	13,073	176,729	255,017	52.4%
Turkey	11	56	150	217	0.0%
United Kingdom	2	5,566	4,384	9,952	2.0%
Italy	5,557	341	3,081	8,979	1.8%
Portugal	430	239	5,545	6,214	1.3%
France	1,492	2,854	2,402	6,748	1.4%
Germany	1,456	1,219	1,222	3,897	0.8%
Ireland	-	332	389	721	0.1%
Greece	-	-	91	91	0.0%
Rest of Europe	2,013	3,113	5,057	10,183	2.1%
Europe	76,176	26,793	199,050	302,019	62.0%
Mexico	25,033	5,526	38,007	68,566	14.1%
The United States	4,569	3,635	43,214	51,418	10.6%
Rest of countries	7,475	5,790	51,532	64,797	13.3%
Total Rest of Countries	37,077	14,951	132,753	184,781	38.0%
Total Exposure to Financial Instruments	113,253	41,744	331,803	486,800	100.0%

	Millions of Euros
	2012
Risk Exposure by countries	Sovereign Risk (*)	Financial Institutions	Other Sectors	Total	%
Spain	62,558	11,839	182,785	257,182	52.9%
Turkey	13	159	400	572	0.1%
United Kingdom	2	7,095	2,336	9,433	1.9%
Italy	4,203	405	3,288	7,896	1.6%
Portugal	443	590	5,763	6,796	1.4%
France	1,739	3,291	2,631	7,661	1.6%
Germany	1,298	1,025	734	3,057	0.6%
Ireland	-	280	456	736	0.2%
Greece	-	-	99	99	0.0%
Rest of Europe	1,664	2,484	5,256	9,404	1.9%
Europe	71,920	27,168	203,748	302,836	62.3%
Mexico	25,059	5,492	36,133	66,684	13.7%
The United States	3,942	3,768	42,157	49,867	10.3%
Rest of countries	7,521	5,484	53,481	66,486	13.7%
Total Rest of Countries	36,523	14,744	131,771	183,037	37.7%
Total Exposure to Financial Instruments	108,443	41,912	335,519	485,873	100.0%
(*)

In addition, as of June 30, 2013 and December 31, 2012, undrawn lines of credit, granted mainly to the Spanish government or government agencies and amounted to €1,530 million and €1,613 million, respectively.

The exposure to sovereign risk set out in the above table includes positions held in government debt securities in countries where the Group operates. They are used for ALCO’s management of the interest-rate risk on the balance sheets of the Group’s entities in these countries, as well as for hedging of pension and insurance commitments by insurance entities within the BBVA Group.

Sovereign risk exposure in Europe

The table below provides a breakdown of the exposure of the Group’s credit institutions to European sovereign risk as of June 30, 2013 and December 31, 2012, by type of financial instrument and the country of residence of the counterparty. The below figures do not take into account valuation adjustments, impairment losses or loan-loss provisions.

	Millions of Euros
	June 2013
	Debt securities				Derivatives (2)
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held-for- Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total (2)	Contingent risks and commitments	%
Spain	5,690	20,337	6,425	27,316	262	-	60,030	1,514	85.4%
Italy	1,098	1,557	2,451	102	-	(5)	5,203	-	7.4%
France	1,432	-	-	-	-	(1)	1,431	-	2.0%
Germany	1,445	-	-	-	(3)	(1)	1,441	-	2.0%
Portugal	85	18	-	327	-	-	430	15	0.6%
United Kingdom	-	-	-	-	(11)	3	(8)	1	-
Greece	-	-	-	-	-	-	-	-	-
Hungary	-	63	-	-	-	-	63	-	0.1%
Ireland	-	-	-	-	-	-	-	-	-
Rest of European Union	1,415	264	12	34	-	2	1,727	-	2.5%
Total Exposure to Sovereign Counterparties (European Union)	11,165	22,239	8,888	27,779	248	(2)	70,317	1,530	100.0%
(1)	This table shows just sovereign risk of the Group, excluding insurances companies (€10,443 million)
(2)	Includes Credit Derivative Swaps (CDS), which are shown at their fair value

	Millions of Euros
	2012
	Debt securities				Derivatives (2)			Contingent risks and commitments	%
Exposure to Sovereign Risk by European Union Countries (1)	Financial Assets Held-for- Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total (2)

Spain	5,022	19,751	6,469	26,624	285	5	58,156	1,595	86.8%
Italy	610	811	2,448	97	-	(3)	3,963	-	5.9%
France	1,445	-	254	-	-	(2)	1,697	-	2.5%
Germany	1,291	-	-	-	(4)	(1)	1,286	-	1.9%
Portugal	51	18	15	359	-	-	443	17	0.7%
United Kingdom	-	-	-	-	(19)	-	(19)	1	-
Greece	-	-	-	-	-	-	-	-	-
Hungary	-	66	-	-	-	-	66	-	0.1%
Ireland	-	-	-	-	-	-	-	-	-
Rest of European Union	1,043	292	24	76	-	1	1,436	-	2.1%
Total Exposure to Sovereign Counterparties (European Union)	9,462	20,938	9,210	27,156	262	-	67,028	1,613	100.0%
(1)	This table shows just sovereign risk of the Group, excluding insurances companies (€5,093 million)
(2)	Includes Credit Derivative Swaps (CDS), which are shown at their fair value

The following table provides a breakdown of the notional value of the CDS in which the Group’s credit institutions act as sellers or buyers of protection against the sovereign risk of European countries:

	Millions of Euros
	June 2013
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	33	10	56	(10)
Italy	548	(22)	466	17
Germany	227	-	213	(1)
France	217	(1)	153	-
Portugal	81	(4)	80	4
Poland	-	-	-	-
Belgium	278	(2)	234	3
United Kingdom	146	3	136	-
Greece	18	-	18	-
Hungary	2	-	-	-
Ireland	83	-	83	-
Rest of European Union	218	1	220	-
Total exposure to Sovereign Counterparties	1,851	(15)	1,657	13

	Millions of Euros
	2012
	Credit derivatives (CDS) and other contracts in which the Group act as a protection seller		Credit derivatives (CDS) and other contracts in which the Group act as a protection buyer
Exposure to Sovereign Risk by European Countries	Notional value	Fair value	Notional value	Fair value
Spain	68	14	97	(9)
Italy	518	(22)	444	19
Germany	216	(1)	219	-
France	196	(1)	134	(1)
Portugal	91	(6)	89	6
Poland	-	-	-	-
Belgium	281	(4)	232	5
United Kingdom	56	1	64	(1)
Greece	18	-	18	-
Hungary	2	-	-	-
Ireland	82	-	82	-
Rest of European Union	149	2	155	(2)

Total exposure to Sovereign Counterparties	1,677	(17)	1,534	17

The main counterparties of these CDS are credit institutions with a high credit quality. The CDS contracts are standard in the market, with the usual clauses covering the events that would trigger payouts.

As it can be seen in the above tables, exposure to sovereign risk in Europe is concentrated in Spain. As of June 30, 2013 and December 31, 2012, the breakdown of total exposure faced by the Group’s credit institutions to Spain and other countries, by maturity of the financial instruments, is as follows:

	Millions of Euros
	June 2013
	Debt securities				Derivatives (2)
Maturities of sovereign risks European Union	Financial Assets Held-for- Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total	Contingent risks and commitments (*)%

Spain
Up to 1 Year	2,391	1,078	-	11,882	24	-	15,375	657	21.9%
1 to 5 Years	1,717	14,447	1,223	5,537	19	-	22,943	339	32.6%
Over 5 Years	1,582	4,812	5,202	9,897	219	-	21,712	518	30.9%
Rest of Europe
Up to 1 Year	2,535	24	15	333	(6)	-	2,901	16	4.1%
1 to 5 Years	1,742	913	1,893	19	-	(2)	4,565	-	6.5%
Over 5 Years	1,198	965	555	111	(8)	-	2,821	-	4.0%
Total Exposure to European Union Sovereign Counterparties	11,165	22,239	8,888	27,779	248	(2)	70,317	1,530	100.0%

	Millions of Euros
	2012
	Debt securities				Derivatives (2)
Maturities of sovereign risks European Union	Financial Assets Held-for- Trading	Available- for-Sale Financial Assets	Held-to- Maturity Investments	Loans and Receivables	Direct Exposure	Indirect Exposure	Total	Contingent risks and commitments (*)%

Spain
Up to 1 Year	2,183	1,944	2	10,267	35	-	14,431	1,090	21.5%
1 to 5 Years	1,832	12,304	1,239	4,409	26	-	19,810	402	29.6%
Over 5 Years	1,007	5,503	5,228	11,948	224	5	23,915	103	35.7%
Rest of Europe
Up to 1 Year	2,564	46	33	367	7	-	3,017	18	4.5%
1 to 5 Years	952	188	1,927	34	(19)	(5)	3,077	-	4.6%
Over 5 Years	924	953	781	131	(11)	-	2,778	-	4.1%
Total Exposure to European Union Sovereign Counterparties	9,462	20,938	9,210	27,156	262	-	67,028	1,613	100.0%

Valuation and impairment methods

The valuation methods used to assess the instruments that are subject to sovereign risks are the same ones used for other instruments included in the relevant portfolios and are detailed in Note 8 to these consolidated financial statements. They take into account the exceptional circumstances that have taken place over the last two years in connection with the sovereign debt crisis in Europe.

Specifically, the fair value of sovereign debt securities of European countries has been considered equivalent to their listed price in active markets (Level 1 as defined in Note 8).

Reclassification of securities between portfolios

Note 14 describes the reclassification carried out in the third quarter of 2011, in accordance with IFRS-7, amounting to €1,817 million in sovereign debt securities issued by Italy, Greece and Portugal from the heading “Available-for-sale financial assets” to the heading “Held-to-maturity investments” of the consolidated balance sheet.

7.1.6	Financial assets past due but not impaired

The table below provides details of financial assets past due as of June 30, 2013 and December 31, 2012, but not considered to be impaired, listed by their first past-due date:

	Millions of Euros
Financial Assets Past Due but Not Impaired June 2013	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	-	28	-
Loans and advances to customers	1,594	1,420	336
Government	395	131	4
Other sectors	1,199	1,289	332
Debt securities	-	-	-
Total	1,594	1,448	336

	Millions of Euros
Financial Assets Past Due but Not Impaired 2012	Less than 1 Month Past-Due	1 to 2 Months Past-Due	2 to 3 Months Past-Due
Loans and advances to credit institutions	21	-	-
Loans and advances to customers	1,067	620	310
Government	90	213	6
Other sectors	977	407	304
Debt securities	-	-	-
Total	1,088	620	310

7.1.7	Impaired assets and impairment losses

The table below shows the composition of the impaired financial assets and risks as of June 30, 2013 and December 31, 2012, broken down by heading in the accompanying consolidated balance sheet:

	Millions of Euros
Impaired Risks. Breakdown by Type of Asset and by Sector	June 2013	December 2012
Asset Instruments Impaired
Available-for-sale financial assets	145	96
Debt securities	145	96
Loans and receivables	21,490	20,001
Loans and advances to credit institutions	17	26
Loans and advances to customers	21,463	19,960
Debt securities	10	15
Total Asset Instruments Impaired (1)	21,636	20,097
Contingent Risks Impaired
Contingent Risks Impaired (2)	403	312
Total impaired risks (1) + (2)	22,039	20,409
Of which:
Government	191	165
Credit institutions	52	71
Other sectors	21,393	19,861
Mortgage	14,650	13,761
With partial secured loans	41	48
Rest	6,702	6,052
Contingent Risks Impaired	403	312
Total impaired risks (1) + (2)	22,039	20,409

The changes in the six months ended June 30, 2013 and 2012 in the impaired financial assets and contingent risks are as follows:

	Millions of Euros
Changes in Impaired Financial Assets and Contingent Risks	June 2013	June 2012
Balance at the beginning	20,409	15,793
Additions (A)	7,540	6,747
Decreases (B)	(3,530)	(4,366)
Net additions (A)+(B)	4,010	2,381
Amounts written-off	(1,905)	(2,104)
Exchange differences and other (including Unnim)	(476)	(106)
Balance at the end	22,039	15,964

Below are the details of the impaired financial assets as of June 30, 2013 and December 31, 2012, classified by geographical area and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past- Due Amount June 2013	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	6,632	1,575	1,642	7,697	17,546
Rest of Europe	377	42	22	209	650
Mexico	920	135	136	445	1,636
South America	883	72	48	128	1,131
The United States	531	85	12	45	673
Rest of the world	-	-	-	-	-
Total	9,343	1,909	1,860	8,524	21,636

	Millions of Euros
Impaired Assets by Geographic Area and Time Since Oldest Past- Due Amount 2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Spain	6,476	1,703	1,534	6,399	16,112
Rest of Europe	380	47	28	168	623
Mexico	941	112	153	289	1,495
South America	837	115	41	116	1,109
The United States	639	26	13	80	758
Rest of the world	-	-	-	-	-
Total	9,273	2,003	1,770	7,052	20,097

Below are the details of the impaired financial assets as of June 30, 2013 and December 31, 2012, classified by type of loan according to its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount June 2013	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	4,652	545	483	1,265	6,945
Mortgage	4,650	1,364	1,377	7,259	14,650
Residential mortgage	1,631	458	451	2,104	4,644
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	938	169	264	1,277	2,648
Other than those currently use as a family residential property of the borrower	608	296	307	1,554	2,765
Plots and other real estate assets	1,473	441	355	2,324	4,593
Other partially secured loans	41	-	-	-	41
Total	9,343	1,909	1,860	8,524	21,636

	Millions of Euros
Impaired Assets by Type of Guarantees and Time Since Oldest Past-Due Amount 2012	Less than 6 Months Past-Due	6 to 9 Months Past-Due	9 to 12 Months Past-Due	More than 12 Months Past-Due	Total
Unsecured loans	4,145	539	409	1,195	6,288
Mortgage	5,080	1,464	1,360	5,857	13,761
Residential mortgage	1,570	516	457	1,796	4,339
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	715	251	190	1,111	2,267
Rest of residential mortgage	732	330	318	1,162	2,542
Plots and other real estate assets	2,063	367	395	1,788	4,613
Other partially secured loans	48	-	-	-	48

Total	9,273	2,003	1,769	7,052	20,097

The table below represents the accumulated financial income accrued as of June 30, 2013 and 31 December, 2012 with origin in the impaired assets that, as mentioned in Note 2.2.1, are not recognized in the accompanying consolidated income statements as there are doubts as to the possibility of collection:

	Millions of Euros
	June 2013	December 2012
Financial Income from Impaired Assets	2,953	2,405

As of June 30, 2013 and December 31, 2012, the non-performing loan and coverage ratios (see Appendix IX) of the transactions registered under the “Loans and advances to customers” and “Contingent risk” headings of the accompanying consolidated balance sheets are:

	Percentage (%)
BBVA Group Ratios	June 2013	December 2012
NPA ratio	5.5	5.1
NPA coverage ratio	68	72

7.1.8	Impairment losses

Below is a breakdown of the provisions registered on the accompanying consolidated balance sheets to cover estimated impairment losses as of June 30, 2013 and December 31, 2012 in financial assets and contingent risks, according to the different headings under which they are classified in the accompanying consolidated balance sheet:

		Millions of Euros
Impairment losses and provisions for contingent risks	Notes	June 2013	December 2012
Available-for-sale portfolio	12	312	339
Loans and receivables	13	14,393	14,159
Loans and advances to customers	13.2	14,352	14,115
Loans and advances to credit institutions	13.1	30	29
Debt securities	13.3	11	15
Held to maturity investment	14	1	1
Impairment losses		14,706	14,498
Provisions to Contingent Risks and Commitments	25	356	322
Total		15,062	14,820
Of which:
For impaired portfolio		11,163	9,861
For currently non-impaired portfolio		3,898	4,959

Below are the changes in the six months ended June 30, 2013 and 2012 in the estimated impairment losses, broken down by the headings in the accompanying consolidated balance sheet:

		Millions of Euros
June 2013	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		339	1	14,159	322	14,821
Increase in impairment losses charged to income		45	-	4,545	62	4,653
Decrease in impairment losses credited to income		(10)	-	(1,771)	(27)	(1,808)
Impairment losses (net)(*)	48-49	35	-	2,774	35	2,845
Entities incorporated in the year		35	-	-	10	45
Transfers to written-off loans		(30)	-	(1,954)	-	(1,984)
Exchange differences and other		(67)	-	(586)	(11)	(665)
Balance at the end		312	1	14,393	356	15,062
(*) Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

		Millions of Euros
2012	Notes	Available-for- sale portfolio	Held to maturity investment	Loans and receivables	Contingent Risks and Commitments	Total
Balance at the beginning		566	1	9,138	266	9,970
Increase in impairment losses charged to income		71	-	10,419	91	10,581
Decrease in impairment losses credited to income		(30)	-	(2,266)	(36)	(2,331)
Impairment losses (net)	48-49	41	-	8,153	55	8,250
Entities incorporated in the year		1	-	2,066	5	2,073
Transfers to written-off loans		(18)	-	(4,107)	-	(4,125)
Exchange differences and other		(251)	-	(1,092)	(4)	(1,348)
Balance at the end		339	1	14,159	322	14,821
(*) Including the impairment losses on financial assets (Note 49) and the provisions for contingent risks (Note 48)

The changes in the six months ended June 30, 2013 and 2012 in financial assets derecognized from the accompanying consolidated balance sheet as their recovery is considered unlikely (hereinafter “write-offs”) is shown below:

	Millions of Euros
Changes in Impaired Financial Assets Written-Off from the Balance Sheet	June 2013	June 2012
Balance at the beginning	19,265	15,870
Increase:	2,761	2,222
Decrease:	(796)	(833)
Re-financing or restructuring	(17)	(2)
Cash recovery	(174)	(160)
Foreclosed assets	(52)	(61)
Sales of written-off	(263)	(227)
Debt forgiveness	(245)	(325)
Time-barred debt and other causes	(44)	(59)
Net exchange differences	(386)	223
Balance at the end	20,844	17,482

As indicated in Note 2.2.1, although they have been derecognized from the balance sheet, the BBVA Group continues to attempt to collect on these write-offs, until the rights to receive them are fully extinguished, either because it is time-barred debt, the debt is forgiven, or other reasons.

7.2	Market risk

In addition to the most common market risks (mentioned earlier), other market risks have to be considered for the administration of certain positions: credit spread risk, basis risk, volatility and correlation risk.

Value at Risk (VaR) is the basic measure to manage and control the BBVA Group’s market risks. It estimates the maximum loss, with a given confidence level, that can be produced in market positions of a portfolio within a given time horizon. VaR is calculated in the Group at a 99% confidence level and a 1-day time horizon.

BBVA and BBVA Bancomer have received approval from the Bank of Spain to use a model developed by the BBVA Group to calculate bank capital requirements for market risk. This model estimates VaR in accordance with the “historical simulation” methodology, which involves estimating the losses or gains that would have been produced in the current portfolio if the changes in market conditions occurring over a specific period of time were repeated. Using this information, it infers the maximum foreseeable loss in the current portfolio with a given level of confidence. It has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumption of specific probability distribution. The historical period used in this model is two years.

In addition, the Bank follows the guidelines set out by Spanish and European authorities regarding other metrics to meet the Bank of Spain’s regulatory requirements. The new measurements of market risk for the trading portfolio include the calculation of stressed VaR (which quantifies the level of risk in extreme historical situations) and the quantification of default risks and downgrading of credit ratings of bonds and credit portfolio derivatives.

The limits structure of the BBVA Group’s market risk determines a system of VaR and economic capital limits by market risk for each business unit, with specific ad-hoc sub-limits by type of risk, activity and trading desk.

Validity tests are performed periodically on the risk measurement models used by the Group. They estimate the maximum loss that could have been incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). As an additional control measure, backtesting is conducted at trading desk level in order to enable more specific monitoring of the validity of the measurement models.

Trends in market risk

The changes in the BBVA Group’s market risk in the six months ended December 31, 2012 and June 30, 2013, measured as VaR (without smoothing) with a 99% confidence level and a 1-day horizon, are as follows:

The average VaR in the six months ended June 30, 2013 stood at €25 million, compared with €22 million in 2012. The number of risk factors currently used to measure portfolio risk is around 2,200. This number is dynamic and varies according to the possibility of doing business with other underlying assets and markets.

As of June 30, 2013 and December 30, 2012, VaR amounted to €23 million and €30 million, respectively. These figures can be broken down as follows:

	Millions of Euros
VaR by Risk Factor	June 2013	December 2012
Interest/Spread risk	26	35
Currency risk	2	3
Stock-market risk	2	3
Vega/Correlation risk	10	9
Diversification effect (*)	(18)	(19)
Total	23	30
VaR average in the period	25	22
VaR max in the period	34	31
VaR min in the period	20	15

(*) The diversification effect is the difference between the sum of the average individual risk factors and the total VaR figure that includes the implied correlation between all the variables and scenarios used in the measurement.

By type of market risk assumed by the Group’s trading portfolio, as of June 30, 2013, the main risks are interest-rate and credit spread risks, which decreased by €10 million on the figure for December 31, 2012. Currency risk decreased by 1€ million and volatility and correlation risk increased by the same amount. Equity risk fell by €1 million.

The average daily change in VaR in the six months ended June 30, 2013 on 2012 is basically due to Global Market Bancomer and Global Market South America and Compass increased their average risk by 51% and 12%, respectively (with an average daily VaR in the six months ended June 30, 2013 of €8 million and €4 million, respectively). Global Market Europe decreased its average risk by 2% (with an average daily VaR in the six months ended June 30, 2013 of €13 million.

The internal market risk model is validated periodically by backtesting. In the six months ended June 30, 2013, BBVA S.A. and Bancomer were never greater than the daily VaR, thus validating the proper operation of the model throughout the period according to Basel criteria. This is why no significant changes have been made to the methodology of measurement or to the parameters of the current measurement model.

Stress testing is carried out using historical crisis scenarios. The base historical scenario is the collapse of Lehman Brothers in 2008.

Economic crisis scenarios are also prepared ad hoc for each of the BBVA Group’s treasuries and updated monthly. The most significant market risk positions are identified for these scenarios, and an assessment is made of the impact that movements of market variables may have on them. The economic scenarios are established and analyzed by the Market Stress Committee.

BBVA continues to work on improving and enriching the information provided by the stress exercises. It prepares scenarios that are capable of detecting the possible combinations of impacts on market variables that may significantly affect the result of trading portfolios, thus completing the information provided by VaR and the historical scenarios and operating as an alert indicator that complements the normal policies of risk measurement and control.

Structural interest-rate risk

The aim of on-balance-sheet interest-rate risk management is to maintain the BBVA Group’s exposure to market interest-rate fluctuations at levels in keeping with its risk strategy and profile. In pursuance of this, the Assets and Liabilities Committee (ALCO) undertakes active balance sheet management through operations intended to optimize the levels of risk borne according to expected earnings and respect the maximum levels of accepted risk.

ALCO uses the interest-rate risk measurements performed by the corporate GRM area. Acting as an independent unit, the Risk Area periodically quantifies the impact that a variation of 100 basis points in market interest rates would have on the BBVA Group’s net interest income and economic value.

In addition, the Group performs probability calculations that determine the economic capital (maximum loss of economic value) and risk margin (maximum estimated loss of net interest income) originating from structural interest-rate risk in banking activity (excluding the Treasury area), based on interest rate curve simulation models. The Group regularly performs stress tests and sensitivity analyses to complement its assessment of its interest-rate risk profile.

All these risk measurements are subsequently analyzed and monitored. The levels of risk assumed and the degree of compliance with the limits authorized by the Executive Committee are reported to the various managing bodies of the BBVA Group.

Below are the average interest-rate risk exposure levels in terms of sensitivity of the main financial institutions in the BBVA Group in the six months period ended June 30, 2013:

	Impact on Net Interest Income (*)		Impact on Economic Value (**)
Sensitivity to interest-rate analysis - June 2013	100 Basis- Point Increase	100 Basis- Point Decrease	100 Basis- Point Increase	100 Basis- Point Decrease
Europe	5,06%	-6,94%	1,04%	-1,43%
BBVA Bancomer	2,70%	-2,70%	-0,54%	0,73%
BBVA Compass	6,20%	-7,71%	3,28%	-8,98%
BBVA Chile	-0,89%	0,88%	-12,60%	13,29%
BBVA Colombia	2,11%	-2,13%	-0,77%	0,51%
BBVA Banco Continental	2,16%	-2,17%	-3,54%	3,37%
BBVA Banco Provincial	2,18%	-2,09%	0,52%	-0,59%
BBVA Banco Francés	0,76%	-0,76%	-0,84%	0,83%
BBVA Group	3,33%	-3,94%	0,69%	-1,69%
(*) Percentage relating to “1 year” net Interest margin forecast in each unit.
(**) Percentage relating to each unit’s Equity

As part of the measurement process, the BBVA Group has established the assumptions regarding the movement and behavior of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates. They enable specific balances to be classified into trend-based balances (long-term) and seasonal or volatile balances (short-term residual maturity).

Structural currency risk

Structural currency risk is basically caused by exposure to variations in currency exchange rates that arise in the BBVA Group’s foreign subsidiaries and the provision of funds to foreign branches financed in a different currency to that of the investment.

Structural exchange-rate risk management in BBVA aims to minimize the potential negative impact from fluctuations in exchange rates on the capital ratios and on the contribution to earnings of international investments maintained on a long-term basis by the Group.

The Corporate Risk Management (“CRM”) area acts as an independent unit responsible for monitoring and analyzing risks, standardizing risk management metrics and providing tools that can anticipate potential deviations from targets. It also monitors the level of compliance with established risk limits, and reports regularly to the Risk Management Committee (“RMC”), the Board of Directors’ Risk Committee and the Executive Committee, particularly in the case of deviations in the levels of risk assumed.

The Balance Sheet Management unit, through the Assets and Liabilities Committee (“ALCO”), designs and executes the risk mitigation strategies with the main objective of minimizing the effect of exchange rate fluctuations on capital adequacy ratios, as well as assuring the equivalent value in euros of the foreign-currency earnings of the Group’s various subsidiaries, and adjusting transactions according to market expectations and hedging costs. The Balance Sheet Management area carries out this work by ensuring that the Group’s risk profile is, at all times, adapted to the framework defined by the limits structure authorized by the Executive Committee. To do so, it uses risk metrics obtained according to the corporate model designed by the corporate GRM area.

The corporate model is based on simulating exchange rate scenarios, based on historical trends for the past five years (based on weekly data), and evaluating the impact on capital ratios, equity and the Group’s income statement.

The risk mitigation measures aimed at reducing exchange-rate risk exposures are considered in calculating risk estimates. Diversification resulting from investments in different geographical areas is also considered, through the analysis of historical correlations between different currencies.

Our model provides a distribution of the impact on three core elements (capital ratios, equity and the Group’s income statement) and helps determine their maximum adverse deviation for a particular confidence level and time horizon (of 3, 6 or 12 months), depending on market liquidity in each currency.

The Executive Committee authorizes the system of limits and alerts for these risk measurements, which include a limit on the economic capital (an unexpected loss arising from the currency risk of investments financed in foreign currency).

In order to try to mitigate model’s limitations, the risk measurements are complemented with analyses of scenarios, stress testing and back-testing, thus giving a more complete overview of the Group’s exposure to structural exchange-rate risk.

In 2013, in a context characterized by market volatility and uncertainty, a policy of prudence has been maintained, which has moderated the risk assumed despite the growing contribution of the “non-euro” area to the Group’s earnings and equity. The risk mitigation level of the carrying value of the BBVA Group’s holdings in foreign currency has remained at 36% on average. The estimated exposure coverage of the six months ended June 30, 2013 earnings in foreign currency has been 42%.

In 2013, the average asset exposure sensitivity to a 1% depreciation in exchange rates stood at €297 million, with 34% in the Mexican peso, 24% in South American currencies, 24% in Asian and Turkish currencies, and 15% in the US dollar.

Structural equity risk

The BBVA Group’s exposure to structural equity risk is basically derived from investments in industrial and financial entities with medium- and long-term investment horizons. This exposure is mitigated through net short positions held in derivatives of their underlying assets, used to limit portfolio sensitivity to potential falls in prices.

The aggregate sensitivity of the BBVA Group’s consolidated equity to a 1% fall in the price of shares stood at €33 million as of June 30, 2013. The income before taxes sensitivity has been estimated at €1,4 million. These figures are estimated taking into account the exposure in shares valued at market prices or, if not applicable, at fair value (except for the positions in the Treasury Area portfolios) and the net delta-equivalent positions in options on their underlying assets.

The corporate GRM Area is responsible for measuring and effectively monitoring structural risk in the equity portfolio. To do so, it estimates the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the entities making up the Group’s equity portfolio, at a confidence level that corresponds to the institution’s target rating, and taking into account the liquidity of the positions and the statistical performance of the assets under consideration. These figures are supplemented by periodic stress tests, back-testing and scenario analyses.

7.3	Liquidity risk

The aim of liquidity risk management, tracking and control is to ensure, in the short term, that the payment commitments of the BBVA Group entities can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the entities. In the medium term the aim is to ensure that the Group’s financing structure is ideal and that it is moving in the right direction with respect to the economic situation, the markets and regulatory changes.

Management of liquidity and structural finance within the BBVA Group is based on the principle of financial autonomy of the entities that make it up. This approach helps prevent and limit liquidity risk by reducing the Group’s vulnerability in periods of high risk.

A core principle of the BBVA Group’s liquidity management is the financial independence of the banking subsidiaries. This aims to ensure that the cost of liquidity is correctly reflected in price formation. Accordingly, the Group maintains a liquidity pool at an individual entity level, both in Banco Bilbao Vizcaya Argentaria, S.A. and in the banking subsidiaries, including BBVA Compass, BBVA Bancomer and the Latin American subsidiaries. The only exception to this principle is Banco Bilbao Vizcaya Argentaria (Portugal), S.A., which is funded by Banco Bilbao Vizcaya Argentaria, S.A. Banco Bilbao Vizcaya Argentaria (Portugal), S.A. accounted for 0.95% of the total consolidated assets and 0.57% of the total consolidated liabilities, as of June 30, 2013.

The management and monitoring of liquidity risk is carried out comprehensively in each of the BBVA Group’s business units using a double (short- and long-term) approach. The short-term liquidity approach has a time horizon of up to 365 days. It is focused on the management of payments and collections from the Treasury and market activity, and includes operations specific to the area and each bank’s possible liquidity requirements. The medium-term approach is focused on financial management of the whole consolidated balance sheet, with a time horizon of one year or more.

The ALCO within each business unit is responsible for the comprehensive management of liquidity. The Balance Sheet Management Unit, as part of the Financial Division, analyzes the implications of the Bank’s various projects in terms of finance and liquidity and their compatibility with the target financing structure and the situation of the financial markets. The Balance Sheet Management Unit executes the resolutions agreed by ALCO in accordance with the agreed budgets and manages liquidity risk using a broad scheme of limits, sub-limits and alerts approved by the Executive Committee. The Risk Area, Global Risk Management (GRM), measures and controls these limits independently and provides the managers with support tools and metrics needed for decision-making.

Each of the local risk areas, which are independent from the local managers, complies with the corporate principles of liquidity risk control established by GRM, the Global Unit in charge of Structural Risks for the entire BBVA Group.

At the level of each BBVA Group entity, the managing areas request and propose a scheme of quantitative and qualitative limits and alerts related to short- and medium-term liquidity risks. Once agreed with GRM, controls and limits are proposed to the Bank’s Board of Directors (through its delegate bodies) for approval at least once a year. The proposals submitted by GRM are adapted to the situation of the markets according to the risk appetite level aimed for by the Group.

The development and updating of the Corporate Liquidity and Finance Policy has contributed to strict adjustment of liquidity risk management in terms of limits and alerts, as well as in procedures. In accordance with the Corporate Policy, GRM carries out regular measurements of risk incurred and monitors the consumption of limits. It develops management tools and adapts valuation models, carries out regular stress tests and reports on the liquidity risk levels to ALCO and the Group’s Management Committee on a monthly basis. Its reports to the management areas and Management Committee are more frequent.

Under the current Contingency Plan, the frequency of communication and the nature of the information provided are decided by the Liquidity Committee at the proposal of the Technical Liquidity Group (TLG). In the event of an alert or possible crisis, the TLG carries out an initial analysis of the liquidity situation (short- or long-term) of the entity affected.

The TLG is made up of technical staff from the Short-Term Cash Desk and the Balance Sheet Management and Structural Risk areas. If the alert signals established make clear that a situation of tension has arisen, the TLG informs the Liquidity Committee (made up of managers of the corresponding areas). The Liquidity Committee is responsible for calling the Financing Committee, if appropriate, which is made up of the BBVA’s President and COO and the managers from the Financial Area, the Risk Area, Global Business and the operating segment of the country affected.

One of the most significant aspects that have affected the BBVA Group in the six months ended June 30, 2013 and in previous years is the continuation of the sovereign debt crisis, during which the role played by official bodies in the euro zone and the ECB have been key in ensuring liquidity in the European banking system.

The Group’s principal source of funds is the customer deposit base, which consists primarily of demand, savings and time deposit accounts. In addition to relying on the customer deposits, the Group also accesses the interbank market (overnight and time deposits) and domestic and international capital markets for the additional liquidity requirements. To access the capital markets, the Group has in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. The Group also generally maintains a diversified liquidity pool of liquid assets and securitized assets at an individual entity level. Another source of liquidity is the generation of cash flow from operations. Finally, the Group supplements funding requirements with loans from the Bank of Spain and the European Central Bank (ECB) or the respective central banks of the countries where the Group’s subsidiaries are located.

The table below shows the types and number of securities included in the liquidity pool of the most significant units:

	Millions of Euros
June 2013	BBVA Eurozone (1)	BBVA Bancomer	BBVA Compass	Others
Cash and balances with central banks	3,681	5,309	2,372	5,087
Assets for credit operations with central banks	42,508	10,508	9,085	9,564
Central governments issues	29,037	5,555	232	8,628
Of Which: Spanish government securities	24,978	-	-	-
Other issues	13,471	4,953	2,188	936
Loans	-	-	6,665	-
Other non-eligible liquid assets	4,159	440	335	1,068
ACCUMULATED AVAILABLE BALANCE	50,348	16,257	11,792	15,719
(1) Included Banco Bilbao Vizacaya Argentaria, S.A. y Banco Bilbao Vizcaya Argentaria (Portugal), S.A.

Given this situation, the regulators have established new requirements with the aim of strengthening the balance sheets of banks and making them more resistant to potential short-term liquidity shocks. The Liquidity Coverage Ratio (LCR) is the metric proposed by the Committee on Banking Supervision of the Bank for International Settlements in Basel to achieve this objective. It aims to ensure that financial institutions have a sufficient stock of liquid assets to allow them to survive a 30-day liquidity stress scenario. Some aspects of the document published by the Committee on Banking Supervision in December 2010 were updated and made more flexible in January 2013. Among them, the ratio will be incorporated as a regulatory requirement on January 1, 2015 associated with a requirement for 60% compliance, which must reach 100% by January 2019. The frequency for reporting information to the supervisory bodies has been increased from quarterly to monthly beginning January 2013.

In addition, the calibration period for the long-term funding ratio (more than twelve months) known as “Net Stable Funding Ratio” (NSFR) has been maintained in order to increase the weight of medium- and long-term funding on the banks’ balance sheets, the regulators have defined a new long-term funding ratio (over 12 months) called the Net Stable Funding Ratio (NSFR). It will be under review until mid-2016 and become a regulatory requirement starting on January 1, 2018.

The BBVA Group has continued developing a plan to adapt to the regulatory ratios so as to allow it to adopt best practices and the most effective and strict criteria for their implementation sufficiently in advance

7.4	Risk concentrations

Below is a breakdown of the balances of financial instruments registered in the accompanying consolidated balance sheets by their concentration in geographical areas and according to the residence of the customer or counterparty. It does not take into account valuation adjustments, impairment losses or loan-loss provisions:

	Millions of Euros
Risks by Geographical Areas June 2013	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	14,108	35,122	13,186	3,409	4,323	2,529	72,677
Loans and advances to customers	-	-	-	155	-	-	155
Debt securities	6,439	6,132	10,817	608	3,357	640	27,993
Equity instruments	1,787	596	558	109	199	198	3,447
Derivatives	5,882	28,393	1,812	2,537	767	1,691	41,082
Other financial assets designated at fair value through profit or loss	298	92	1,680	525	-	1	2,597
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	196	45	10	520	-	1	772
Equity instruments	103	47	1,670	5	-	-	1,825
Available-for-sale portfolio	37,744	7,315	10,875	7,853	6,472	1,038	71,299
Debt securities	34,825	7,147	10,817	7,340	6,397	992	67,518
Equity instruments	2,920	168	58	513	75	46	3,781
Loans and receivables	208,303	29,273	48,110	41,209	49,948	4,446	381,289
Loans and advances to credit institutions	4,916	9,610	4,861	2,923	2,573	1,140	26,023
Loans and advances to customers	201,687	19,269	43,249	37,319	45,872	3,299	350,696
Debt securities	1,701	393	-	966	1,503	6	4,570
Held-to-maturity investments	7,169	2,587	-	-	-	-	9,756
Hedging derivatives	544	2,656	4	79	15	5	3,303

Total Risk in Financial Assets	268,166	77,045	73,855	53,075	60,759	8,018	540,919
Contingent risks and liabilities
Contingent risks	15,632	9,018	909	2,640	5,252	809	34,260
Contingent liabilities	27,623	23,094	15,095	23,405	5,804	989	96,009

Total Contingent Risk	43,255	32,112	16,004	26,044	11,056	1,798	130,269

Total Risks in Financial Instruments	311,421	109,157	89,859	79,119	71,815	9,816	671,189

	Millions of Euros
Risks by Geographical Areas 2012	Spain	Europe, Excluding Spain	Mexico	USA	South America	Rest	Total
Financial assets -
Financial assets held for trading	13,768	39,360	15,035	4,751	3,643	3,272	79,830
Loans and advances to customers	-	-	-	244	-	-	244
Debt securities	5,726	5,155	12,960	577	2,805	796	28,020
Equity instruments	1,270	519	101	543	239	243	2,915
Derivatives	6,772	33,686	1,973	3,387	599	2,233	48,651
Other financial assets designated at fair value through profit or loss	296	87	13	2,134	-	-	2,531
Loans and advances to credit institutions	-	-	-	-	-	-	-
Debt securities	190	42	9	512	-	-	753
Equity instruments	106	45	4	1,622	-	-	1,777
Available-for-sale portfolio	36,109	6,480	9,601	7,163	6,128	1,085	66,567
Debt securities	33,107	6,267	9,035	7,112	6,053	1,040	62,615
Equity instruments	3,002	213	566	51	75	45	3,952
Loans and receivables	211,894	31,094	45,796	39,751	51,292	4,270	384,096
Loans and advances to credit institutions	3,220	11,042	4,549	3,338	2,065	1,157	25,372
Loans and advances to customers	207,323	19,698	41,246	35,533	48,067	3,107	354,973
Debt securities	1,350	354	-	880	1,160	6	3,751
Held-to-maturity investments	7,279	2,884	-	-	-	-	10,162
Hedging derivatives	914	3,798	159	226	5	18	5,120

Total Risk in Financial Assets	270,259	83,703	70,603	54,025	61,068	8,647	548,305
Contingent risks and liabilities
Contingent risks	16,164	10,074	872	3,159	5,858	891	37,019
Contingent liabilities	26,514	19,678	13,564	22,027	7,097	1,264	90,142

Total Contingent Risk	42,678	29,752	14,435	25,186	12,955	2,155	127,161

Total Risks in Financial Instruments	312,937	113,455	85,039	79,211	74,023	10,801	675,466

The breakdown of the main figures in the most significant foreign currencies in the accompanying consolidated balance sheets is set forth in Appendix VIII.

7.5	Residual maturity

Below is a breakdown by contractual maturity of the balances of certain headings in the accompanying consolidated balance sheets, disregarding any valuation adjustments or impairment losses:

	Millions of Euros
Contractual Maturities June 2013	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	20,030	1,680	510	304	443	-	22,967
Loans and advances to credit institutions	4,166	14,246	2,145	1,297	2,618	1,552	26,023
Loans and advances to customers	33,084	28,937	20,031	42,981	93,905	131,914	350,852
Debt securities	130	2,604	3,288	13,192	47,499	43,895	110,608
Derivatives (trading and hedging)	-	1,179	1,474	4,643	13,148	23,805	44,249

Total	57,410	48,646	27,448	62,417	157,613	201,166	554,700
Liabilities -
Deposits from central banks	3	5,385	3,521	612	18,840	-	28,361
Deposits from credit institutions	3,651	24,949	2,859	4,276	7,729	3,532	46,997
Deposits from customers	136,855	55,896	16,547	47,409	32,745	11,022	300,475
Debt certificates (including bonds)	-	4,266	3,339	15,425	42,448	11,973	77,451
Subordinated liabilities	-	37	27	98	2,622	7,041	9,825
Other financial liabilities	3,501	1,529	346	300	770	25	6,471
Short positions	8,152	-	-	-	-	-	8,152
Derivatives (trading and hedging)	-	1,319	1,297	4,551	13,630	23,494	44,292

Total	152,162	93,381	27,936	72,671	118,784	57,087	522,021

	Millions of Euros
Contractual Maturities 2012	Demand	Up to 1 Month	1 to 3 Months	3 to 12 Months	1 to 5 Years	Over 5 years	Total
Asset -
Cash and balances with central banks	31,488	2,514	605	364	505	-	35,477
Loans and advances to credit institutions	3,351	14,459	1,479	1,732	3,367	984	25,372
Loans and advances to customers	23,005	33,029	22,157	41,892	92,784	142,352	355,218
Debt securities	198	3,243	4,464	11,156	46,217	40,024	105,301
Derivatives (trading and hedging)	-	1,318	1,361	3,765	15,655	31,444	53,544

Total	58,041	54,563	30,066	58,910	158,529	214,804	574,912
Liabilities -
Deposits from central banks	18	8,095	3,232	-	34,495	350	46,190
Deposits from credit institutions	3,839	29,488	2,136	7,137	8,937	3,909	55,446
Deposits from customers	136,039	45,859	14,758	50,202	26,578	8,251	281,687
Debt certificates (including bonds)	-	6,065	4,115	17,991	38,966	14,787	81,924
Subordinated liabilities	-	50	-	724	3,242	7,090	11,106
Other financial liabilities	4,263	1,813	383	253	844	34	7,590
Short positions	6,580	-	-	-	-	-	6,580
Derivatives (trading and hedging)	-	1,085	1,260	3,804	15,314	30,759	52,222

Total	150,739	92,455	25,884	80,111	128,377	65,179	542,744

8.	Fair value of financial instruments

For a definition of the fair value of financial instruments in accordance with IFRS 13 refer to the glossary. The most objective and common reference for the fair value of a financial asset or liability is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”)

If there is no market price for a given financial asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments or, in the absence thereof, by using mathematical measurement models that are sufficiently tried and trusted by the international financial community. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models and possible inaccuracies in the assumptions and parameters required by these models may mean that the estimated fair value of an asset or liability does not exactly match the price for which the asset or liability could be exchanged or settled on the date of its measurement.

The fair value of the financial derivatives included in the held-for-trading portfolios is based on daily quoted price if there is an active market for these financial derivatives. If for any reason their quoted price is not available on a given date, these financial derivatives are measured using methods similar to those used in over-the-counter (OTC) markets.

The fair value of OTC derivatives (“present value” or “theoretical price”) is equal to the sum of future cash flows arising from the instrument, discounted at the measurement date; these derivatives are valued using methods recognized by international financial markets: the “net present value” (NPV) method, option price calculation models, etc.

Determining the fair value of financial instruments

Below is a comparison of the carrying amount of the Group’s financial assets and liabilities in the accompanying consolidated balance sheets and their respective fair values:

		Millions of Euros
		June 2013		December 2012
Fair Value and Carrying Amount	Notes	Carrying Amount	Fair Value	Carrying Amount	Fair Value
ASSETS-
Cash and balances with central banks	9	22,975	22,975	35,494	35,494
Financial assets held for trading	10	72,677	72,677	79,829	79,829
Other financial assets designated at fair value through profit or loss	11	2,597	2,597	2,530	2,530
Available-for-sale financial assets	12	71,859	71,859	67,500	67,500
Loans and receivables	13	369,050	382,736	371,347	391,594
Held-to-maturity investments	14	9,755	9,705	10,162	9,805
Fair value changes of the hedges items in portfolio hedges of interest rate risk	15	135	135	226	226
Hedging derivatives	15	3,167	3,167	4,894	4,894
LIABILITIES-
Financial assets held for trading	10	50,188	50,188	55,834	55,834
Other financial liabilities designated at fair value through profit or loss	11	2,545	2,545	2,216	2,216
Financial liabilities at amortized cost	23	473,282	478,304	490,605	488,163
Fair value changes of the hedged items in portfolio hedges of interest rate risk.	15	-	-	-	-
Hedging derivatives	15	2,256	2,256	2,968	2,968

In the case of financial instruments whose carrying amount is not the same as their fair value, the fair value has been calculated as follows:

–	The fair value of “Cash and balances with central banks” has been considered equivalent to its carrying amount, because they are mainly short-term balances.

–	The fair value of “Held-to-maturity investments” is equivalent to their quoted price in active markets.

–

The fair values of “Loans and receivables” and “Financial liabilities at amortized cost” have been estimated by discounting estimated future cash flows using the market interest rates prevailing at each year-end with similar measurement techniques and assumptions than those used for level 3.

–

The “Fair value changes of the hedged items in portfolio hedges of interest-rate risk” item in the accompanying consolidated balance sheets registers the difference between the carrying amounts of the hedged deposits lent, included under “Loans and Receivables”, and the fair value calculated using internal models and observable variables of market data (see Note 15).

For financial instruments whose carrying amount is equivalent to their fair value, the measurement processes used are set forth below:

–

Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and referred to active markets. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

–	Level 2: Measurement that applies techniques using inputs drawn from observable market data.

–

Level 3: Measurement using techniques where some of the inputs are not taken from market observable data. As of June 30, 2013, the affected instruments accounted for approximately 0.21% of financial assets and 0.01% of the Group’s financial liabilities. Model selection and validation is undertaken by control areas outside the market units.

The following table shows the financial instruments broken down by the measurement technique used to determine their fair value:

	Millions of Euros
		June 2013			December 2012
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
ASSETS-
Financial assets held for trading	10	31,727	40,458	492	30,890	48,530	412
Loans and advances to customers		-	-	155	244	-	-
Debt securities		27,216	584	193	27,007	718	295
Equity instruments		3,234	154	59	2,705	140	70
Trading derivatives		1,277	39,720	85	934	47,672	47
Other financial assets designated at fair value through profit or loss	11	2,534	63	-	2,468	62	-
Loans and advances to credit institutions		-	-	-	-	-	-
Debt securities		709	63	-	691	62	-
Equity instruments		1,825	-	-	1,777	-	-
Available-for-sale financial assets	12	51,471	19,171	663	47,692	18,545	753
Debt securities		48,471	18,960	646	44,496	18,353	699
Equity instruments		3,000	211	17	3,196	192	54
Loans and receivables	13	-	-	382,736	-	-	391,594
Hedging derivatives	15	-	3,167	-	111	4,783	-
LIABILITIES-
Financial liabilities held for trading	10	14,721	35,449	18	7,371	48,425	38
Trading derivatives		6,569	35,449	18	791	48,425	38
Short positions		8,152	-	-	6,580	-	-
Other financial liabilities designated at fair value through profit or loss	11	-	2,545	-	-	2,216	-
Financial liabilities at amortized cost	23	-	-	478,304	-	-	488,163
Hedging derivatives	15	-	2,235	21	-	2,951	17

The heading “Available-for-sale financial assets” in the accompanying consolidated balance sheets as of June 30, 2013 and December 31, 2012 additionally includes €553 million and €510 million, respectively, accounted for at cost, as indicated in the section of this Note entitled “Financial instruments at cost”.

The following table sets forth the main measurement techniques, hypothesis and inputs used in the estimation of fair value of the financial instruments classified under Levels 2 and 3, based on the type of financial asset and liability and the corresponding balances as of June 30, 2013.

Financial Instruments Level 2	Measurement techniques	Main assumptions	Main inputs used	June 2013 Fair value (millions of euros)

— Debt securities ¡ Loans and receivables	Present-value method

Determining the present value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:

—   the estimate of prepayment rates;

—   the issuer credit risk; and

—   current market interest rates.

—   Net Asset Value (NAV) published recurrently, but not more frequently than every quarter.

			— Risk premiums. — Observable market interest rates	Trading portfolio
				Debt securities	584
				Equity instruments	154

				Other financial assets at fair value through profit and loss
¡ Equity instruments				Debt securities	63
				Deposits from credit institutions	-

				Available-for-sale financial assets
				Debt	18,960
				securities Equity instruments	211

				Other financial liabilities designated at fair value through profit or loss	2,545
¡ Derivatives	Analytic/semi-analytic formulae

For share, currency, inflation or commodity derivatives:

—   The Black-Scholes assumptions take into account possible convexity adjustments

For interest rate derivatives:

—    Black-Scholes assumptions apply a lognormal process for forward rates and consider possible convexity adjustments.

For share, inflation, currency

or commodity derivatives:

—   Forward structure of
  the underlying asset.

—   Volatility of options.

—   Observable
  correlations between underlying
  assets.

For interest-rate derivatives:

—   The term structure of interest rates.

—   Volatility of underlying asset.

For credit derivatives:

—   Credit default swap (CDS) prices.

—   Historical CDS volatility.

				Assets
				Trading derivatives	39,720
				Hedging derivatives	3,167
	For share, currency or commodity derivatives: — Monte Carlo simulations.	Local volatility model: assumes a constant diffusion of the underlying asset with the volatility depending on the value of the underlying asset and the term		Liabilities
	For interest-rate derivatives: — Black-Derman-Toy Model, Libor Market Model and SABR. — HW 1 factor	This model assumes that: — The forward rates in the term structure of the interest rate curve are perfectly correlated.		Trading derivatives	35,449
	For credit derivatives: — Diffusion models.	These models assume a constant diffusion of default intensity.		Hedging derivatives	2,235

Financial Instruments Level 3	Measurement techniques	Main assumptions	Main unobservable inputs	June 2013 Fair value (millions of euros)

¡ Debt securities ¡ Loans and receivables ¡ Financial liabilities at amortized cost	¡ Present-value method ¡ “Time default” model for financial instruments in the collateralized debt obligations (CDO) family.

Determining the current value of financial instruments as the current value of future cash flows (discounted at market interest rates), taking into account:

—  estimate of prepayment rates;

—  issuer credit risk; and

—  current market interest rates.

In the case of measurement of asset-backed securities (ABS), the future prepayments are calculated according to conditional prepayment rates supplied by the issuers themselves.

The “time-to-default” model is used to measure the probability of default. One of the main variables used is the correlation of defaults extrapolated from several index tranches (ITRA00 and CDX) with the underlying portfolio of our CDOs.

			— Prepayment rates — Default correlation — Credit spread (1)	Trading portfolio
				Loans and advances to customers	155
				Debt securities	193
				Equity instruments	59
				Available-for-sale financial assets
				Debt securities	646
				Loans and receivables	382,736
				Financial liabilities at amortized cost	478,304
¡ Equity instruments	— Present-value method	Net asset value (NAV) for hedge funds and for equity instruments listed in thin or less active markets	— Credit spread (1) — NAV supplied by the fund administrator or issuer of the securities.	Equity instruments	17
	Trading derivatives for interest rate futures and forwards: — Present-value method — “Libor Market” model.

The “Libor Market” model models the complete term structure

of the interest-rate curve, assuming a constant elasticity of variance

(CEV) lognormal process. The CEV lognormal process is used to measure the presence of a volatility shift.

			— Correlation decay (2)	Assets
¡ Trading derivatives	For variable income and foreign options: — Monte Carlo simulations — Numerical integration — Heston	The options are measured through generally accepted valuation models, to which the observed implied volatility is added.	— Vol-of-Vol (3) — Reversion factor (4) — Volatility Spot Correlation (5)	Trading derivatives	85
				Liabilities
	— Credit baskets	These models assume a constant diffusion of default intensity	— Default correlation. — Historical CDS volatility	Trading derivatives Hedging derivatives	18 21
(1)

Credit spread: The spread between the interest rate of a risk-free asset (e.g. Treasury securities) and the interest rate of any other security that is identical in every respect except for asset quality. Spreads are considered as Level 3 inputs when referring to illiquid securities, based on spreads of similar issuers.

(2)	Correlation decay: This is the factor that allows the Group to calculate changes in correlation between the different pairs of forward rates.
(3)	Vol-of-Vol: Volatility of implied volatility. This is a statistical measure of the changes of the spot volatility.
(4)	Reversion Factor: The speed with which volatility reverts to its natural value.
(5)	Volatility - Spot Correlation: A statistical measure of the linear relationship (correlation) between the spot price of a security and its volatility.

The changes in the balance of Level 3 financial assets and liabilities included in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Financial Assets Level 3 Changes in the Period	June 2013		June 2012
	Assets	Liabilities	Assets	Liabilities
Balance at the beginning	1,165	55	1,764	23
Valuation adjustments recognized in the income statement (*)	33	3	(49)	6
Valuation adjustments not recognized in the income statement	-	-	(5)	-
Acquisitions, disposals and liquidations	72	(18)	(654)	21
Net transfers to Level 3	(5)	-	(94)	-
Exchange differences and others	(109)	-	6	-
Exchange differences and others	1,155	39	968	50
(*) Profit or loss that are attributable to gains or losses relating to those assets and liabilities held at the end of the reporting period

As of June 30, 2013, the profit/loss on sales of financial instruments classified as level 3 recognized in the accompanying income statement was not material.

The financial instruments transferred between the different levels of measurement in the six months ended June 30, 2013 are at the following amounts in the accompanying consolidated balance sheets as of June 30, 2013:

	Millions of Euros
	From:	Level I		Level 2		Level 3
Transfer between levels	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level 2
ASSETS
Financial assets held for trading		-	-	51	1	-	-
Available-for-sale financial assets		11	-	133	2	-	11
LIABILITIES-

As of June 30, 2013, the effect on the consolidated income and consolidated equity of changing the main hypotheses used for the measurement of Level 3 financial instruments for other reasonably possible models, taking the highest (most favorable hypotheses) or lowest (least favorable hypotheses) value of the range deemed probable, would be as follows:

	Millions of Euros
	Potential Impact on Consolidated Income Statement		Potential Impact on Total Equity
Financial Assets Level 3 Sensitivity Analysis	Most Favorable Hypotheses	Least Favorable Hypotheses	Most Favorable Hypotheses	Least Favorable Hypotheses
ASSETS
Financial assets held for trading	23	(18)	-	-
Available-for-sale financial assets	-	-	1	(1)
LIABILITIES-
Financial liabilities held for trading	2	(2)	-	-
Total	25	(20)	1	(1)

Loans and and advances financial liabilities at fair value through profit or loss

As of June 30, 2013 and December 31, 2012, there were no loans and advances or financial liabilities at fair value other than those recognized under the headings “Financial assets held for trading - Loans and advances to customers”, “Other financial assets designated at fair value through profit or loss” and “Other financial liabilities designated at fair value through profit or loss” in the accompanying consolidated balance sheets.

Financial instruments at cost

As of June 30, 2013 and December 31, 2012, equity instruments, derivatives with these equity instruments as underlying assets, and certain discretionary profit-sharing arrangements in some entities, were recognized at cost in the Group’s consolidated balance sheets because their fair value could not be reliably determined, as they are not traded in organized markets and thus their unobservable inputs are significant. On the above dates, the balance of these financial instruments recognized in the portfolio of available-for-sale financial assets amounted to €553 million and €510 million, respectively.

The table below outlines the financial assets and liabilities carried at cost that were sold in the six months ended June 30, 2013 and 2012:

	Millions of Euros
Sales of financial instruments at cost	June 2013	June 2012
Amount of Sale	27	12
Carrying Amount at Sale Date	22	8
Gains/Losses	5	4

9.	Cash and balances with central banks

The breakdown of the balance under the headings “Cash and balances with central banks” and “Financial liabilities at amortized cost – Deposits from central banks” in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Cash and Balances with Central Banks	Notes	June 2013	December 2012
Cash		4,030	5,156
Balances at the Central Banks		18,226	29,845
Reverse repurchase agreements	37	711	476
Accrued interests		8	17
Total		22,975	35,494

		Millions of Euros
Deposits from Central Banks	Notes	June 2013	December 2012
Deposits from Central Banks		28,268	40,576
Repurchase agreements	37	93	5,614
Accrued interest until expiration		213	285
Total	23	28,574	46,475

During the six months ended June 30, 2013, the changes in this item are mainly related to the decrease in the balance of deposits with the European Central Bank.

10.	Financial assets and liabilities held for trading

10.1	Breakdown of the balance

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Financial Assets and Liabilities Held-for-Trading	June 2013	December 2012
ASSETS-
Loans and advances to customers	155	244
Debt securities	27,993	28,020
Equity instruments	3,447	2,915
Trading derivatives	41,082	48,650
Total	72,677	79,829
LIABILITIES-
Trading derivatives	42,036	49,254
Short positions	8,152	6,580
Total	50,188	55,834

10.2	Debt securities

The breakdown by type of instrument of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Securities Held-for-Trading Breakdown by type of instrument	June 2013	December 2012
Issued by Central Banks	547	334
Spanish government bonds	5,502	4,757
Foreign government bonds	17,469	18,279
Issued by Spanish financial institutions	488	456
Issued by foreign financial institutions	1,940	2,089
Other debt securities	2,046	2,106
Total	27,993	28,020

10.3	Equity instruments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Equity Instruments Held-for-Trading Breakdown by Issuer	June 2013	December 2012
Shares of Spanish companies
Credit institutions	409	162
Other sectors	1,378	1,108
Subtotal	1,787	1,270
Shares of foreign companies
Credit institutions	126	75
Other sectors	1,534	1,570
Subtotal	1,660	1,645
Total	3,447	2,915

10.4	Trading derivatives

The trading derivatives portfolio arises from the Group’s need to manage the risks it is exposed to in the normal course of business and also to market certain products amongst the Group’s customers. As of June 30, 2013 and December 31, 2012, trading derivatives were principally contracted in over-the-counter (OTC) markets, with counterparties which are mainly foreign credit institutions, and related to foreign-exchange, interest-rate and equity risk.

Below is a breakdown of the net positions by transaction type of the fair value of trading derivatives recognized in the accompanying consolidated balance sheets, divided into organized and OTC markets:

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types

	Millions of Euros
Outstanding Financial Trading Derivatives - June 2013	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	-	-	1	-	-	-	-	1
Options	3	-	(195)	3	-	-	1	(188)
Other products	-	-	-	-	-	-	-	-
Subtotal	3	-	(194)	3	-	-	1	(187)

OTC markets
Credit institutions
Forward transactions	(956)	-	-	-	-	-	-	(956)
Future rate agreements (FRAs)	-	(88)	-	-	-	-	-	(88)
Swaps	14	(1,949)	(26)	-	10	-	-	(1,951)
Options	(50)	(45)	(55)	2	(2)	-	2	(148)
Other products	-	-	-	-	-	(81)	-	(81)
Subtotal	(992)	(2,082)	(81)	2	8	(81)	2	(3,224)

Other financial institutions
Forward transactions	(5)	-	-	-	-	-	-	(5)
Future rate agreements (FRAs)	-	(17)	-	-	-	-	-	(17)
Swaps	-	891	8	-	1	-	-	900
Options	(8)	(194)	(109)	-	-	-	1	(310)
Other products	-	-	-	-	-	96	-	96
Subtotal	(13)	680	(101)	-	1	96	1	664

Other sectors
Forward transactions	345	-	-	-	-	-	-	345
Future rate agreements (FRAs)	-	168	-	-	-	-	-	168
Swaps	65	815	121	-	-	-	-	1,001
Options	(69)	78	228	(6)	-	-	(5)	226
Other products	5	48	-	-	-	-	-	53
Subtotal	346	1,109	349	(6)	-	-	(5)	1,793

Subtotal	(659)	(293)	167	(4)	9	15	(2)	(767)

Total	(656)	(293)	(27)	(1)	9	15	(1)	(954)

Of which:

Asset Trading Derivatives	7,220	29,922	3,372	9	41	506	12	41,082

Liability Trading Derivatives	(7,876)	(30,216)	(3,398)	(10)	(32)	(491)	(13)	(42,036)

				Millions of Euros
Outstanding Financial Trading Derivatives 2012	Currency Risk	Interest Rate Risk	Equity Price Risk	Precious Metals Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organized markets
Financial futures	-	-	1	-	-	-	-	1
Options	(4)	-	(111)	1	2	-	-	(112)
Other products	-	-	-	-	-	-	-	-
Subtotal	(4)	-	(110)	1	2	-	-	(111)

OTC markets
Credit institutions
Forward transactions	(1,108)	109	-	-	-	-	-	(999)
Future rate agreements (FRAs)	-	(203)	-	-	-	-	-	(203)
Swaps	70	(2,848)	83	-	12	-	-	(2,683)
Options	8	212	109	-	(4)	-	1	326
Other products	-	(3)	-	-	-	(92)	-	(95)
Subtotal	(1,030)	(2,733)	192	-	8	(92)	1	(3,654)

Other financial institutions
Forward transactions	(22)	-	-	-	-	-	-	(22)
Future rate agreements (FRAs)	-	(28)	-	-	-	-	-	(28)
Swaps	-	842	(21)	-	-	-	-	821
Options	-	(4)	(366)	-	-	-	-	(370)
Other products	-	(5)	-	-	-	108	-	103
Subtotal	(22)	805	(387)	-	-	108	-	504

Other sectors
Forward transactions	235	1	-	-	-	-	-	236
Future rate agreements (FRAs)	-	302	-	-	-	-	-	302
Swaps	(16)	1,639	153	-	(1)	-	-	1,775
Options	(60)	84	250	(3)	-	-	(4)	267
Other products	(3)	80	-	-	-	-	-	77
Subtotal	156	2,106	403	(3)	(1)	-	(4)	2,657

Subtotal	(896)	178	209	(3)	6	16	(3)	(493)

Total	(900)	178	99	(3)	8	16	(3)	(604)

Of which:

Asset Trading Derivatives	5,722	38,974	3,314	8	76	531	26	48,650

Liability Trading Derivatives	(6,622)	(38,795)	(3,215)	(10)	(68)	(515)	(29)	(49,254)

11.	Other financial assets and liabilities at fair value through profit or loss

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Financial Assets Designated at Fair Value through Profit or Loss. Breakdown by Type of Instruments	June 2013	December 2012
ASSETS-
Loans and advances to credit institutions	-	-
Debt securities	772	753
Unit-linked products	147	145
Other securities	625	608
Equity instruments	1,825	1,777
Unit-linked products	1,772	1,727
Other securities	53	50
Total	2,597	2,530
LIABILITIES-
Other financial liabilities	2,545	2,216
Unit-linked products	2,545	2,216
Total	2,545	2,216

12.	Available-for-sale financial assets

12.1	Breakdown of the balance

The breakdown of the balance by the main financial instruments in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Available-for-Sale Financial Assets	June 2013	December 2012
Debt securities	68,171	63,651
Impairment losses	(93)	(103)
Subtotal	68,078	63,548
Equity instruments	4,000	4,188
Impairment losses	(219)	(236)
Subtotal	3,781	3,952
Total	71,859	67,500

12.2	Debt securities

The breakdown of the balance under the heading “Debt securities”, broken down by the nature of the financial instruments, is as follows:

	Millions of Euros

Debt Securities Available-for-Sale June 2013	Amortized Cost (*)	Unrealized Gains	Unrealized Losses	Fair Value

Domestic Debt Securities
Spanish Government and other government agency debt securities	26,194	295	(269)	26,220
Other debt securities	9,506	202	(55)	9,653
Issued by Central Banks	-	-	-	-
Issued by credit institutions	7,239	114	(19)	7,334
Issued by other issuedrs	2,267	88	(36)	2,319
Subtotal	35,700	497	(324)	35,873
Foreign Debt Securities
Mexico	10,540	561	(96)	11,005
Mexican Government and other government agency debt securities	9,236	508	(77)	9,667
Other debt securities	1,304	53	(19)	1,338
Issued by Central Banks	-	-	-	-
Issued by credit institutions	223	18	(3)	238
Issued by other issuedrs	1,081	35	(16)	1,100
The United States	7,340	101	(106)	7,335
Government securities	683	11	(15)	679
US Treasury and other US Government agencies	82	-	-	82
States and political subdivisions	601	11	(15)	597
Other debt securities	6,657	90	(91)	6,656
Issued by Central Banks	-	-	-	-
Issued by credit institutions	126	4	(1)	129
Issued by other issuedrs	6,531	86	(90)	6,527
Other countries	13,942	417	(494)	13,865
Other foreign governments and other government agency debt securities	5,981	192	(364)	5,809
Other debt securities	7,961	225	(130)	8,056
Issued by Central Banks	1,707	1	(3)	1,705
Issued by credit institutions	4,396	182	(78)	4,500
Issued by other issuers	1,858	42	(49)	1,851
Subtotal	31,822	1,079	(696)	32,205
Total	67,522	1,576	(1,020)	68,078
(*) The amortized cost includes portfolio gains/losses linked to insurance contracts in which the policyholder assumes the risk in case of redemption.

	Millions of Euros

Debt Securities Available-for-Sale 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value

Domestic Debt Securities

Spanish Government and other government agency debt securities	25,375	243	(857)	24,761

Other debt securities	9,580	145	(120)	9,605

Issued by Central Banks	-	-	-	-
Issued by credit institutions	7,868	71	(59)	7,880
Issued by other issuedrs	1,712	74	(61)	1,725
Subtotal	34,955	388	(977)	34,366
Foreign Debt Securities
Mexico	8,230	962	(1)	9,191

Mexican Government and other government agency debt securities	7,233	833	-	8,066

Other debt securities	997	129	(1)	1,125

Issued by Central Banks	-	-	-	-
Issued by credit institutions	333	56	(1)	388
Issued by other issuedrs	664	73	-	737

The United States	6,927	189	(88)	7,028

Government securities	713	21	(10)	724
US Treasury and other US Government agencies	228	1	(1)	228
States and political subdivisions	485	20	(9)	496

Other debt securities	6,214	168	(78)	6,304

Issued by Central Banks	-	-	-	-
Issued by credit institutions	150	11	(7)	154
Issued by other issuedrs	6,064	157	(71)	6,150

Other countries	13,054	469	(560)	12,963

Other foreign governments and other government agency debt securities	5,557	212	(374)	5,395

Other debt securities	7,497	257	(186)	7,568

Issued by Central Banks	1,158	2	(1)	1,159
Issued by credit institutions	4,642	209	(101)	4,750
Issued by other issuedrs	1,697	46	(84)	1,659
Subtotal	28,211	1,620	(649)	29,182
Total	63,166	2,008	(1,626)	63,548

As of June 30, 2013, the credit ratings of the issuers of debt securities in the available-for-sale portfolio are as follows:

	June 2013		December 2012
Avalaible for Sale financial assets Debt Securities by Rating	Fair Value (Millions of Euros)%		Fair Value (Millions of Euros)%
AAA	1,461	2.1%	1,436	2.3%
AA+	6,057	8.9%	5,873	9.2%
AA	277	0.4%	214	0.3%
AA-	421	0.6%	1,690	2.7%
A+	437	0.6%	741	1.2%
A	8,899	13.1%	1,125	1.8%
A-	2,600	3.8%	6,521	10.3%
With rating BBB+ or below (*)	39,248	57.7%	40,375	63.5%
Without rating	8,678	12.7%	5,573	8.8%
Total	68,078	100.0%	63,548	100.0%
(*) As of June 30, 2013 debt securities with rating BBB+, BBB and BBB- amounted to 33,971 million of euros, mostly Spanish government debt securities

12.3	Equity instruments

The breakdown of the balance under the heading “Equity instruments” as of June 30, 2013 and December 31, 2012, is as follows:

	Millions of Euros

Equity Instruments Available-for-Sale June 2013	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Equity instruments listed
Listed Spanish company shares	3,298	71	(450)	2,919
Credit institutions	4	-	-	4
Other entities	3,294	71	(450)	2,915
Listed foreign company shares	225	10	(28)	207
United States	20	-	(1)	19
Other countries	204	10	(26)	188
Subtotal	3,523	81	(478)	3,126
Unlisted equity instruments
Unlisted Spanish company shares	71	-	-	71
Credit institutions	1	-	-	1
Other entities	69	-	-	69
Unlisted foreign companies shares	578	6	-	584
United States	508	-	-	508
Other countries	70	6	-	76
Subtotal	649	6	-	655
Total	4,172	87	(478)	3,781

	Millions of Euros

Equity Instruments Available-for-Sale 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value

Equity instruments listed
Listed Spanish company shares	3,301	122	(380)	3,043
Credit institutions	2	-	-	2
Other entities	3,299	122	(380)	3,041
Listed foreign company shares	294	9	(44)	259
United States	32	1	(4)	29
Other countries	262	8	(40)	230
Subtotal	3,595	131	(424)	3,302
Unlisted equity instruments
Unlisted Spanish company shares	77	2	(4)	75
Credit institutions	4	-	-	4
Other entities	73	2	(4)	71
Unlisted foreign companies shares	568	7	-	575
United States	474	-	-	474
Other countries	94	7	-	101
Subtotal	645	9	(4)	650
Total	4,240	140	(428)	3,952

12.4	Gains/losses

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments – Available-for-sale financial assets” in the accompanying consolidated balance sheets are as follows:

	Millions of Euros

Changes in Valuation Adjustments - Available-for-Sale Financial Assets	June 2013	December 2012

Balance at the beginning	(238)	(628)
Valuation gains and losses	246	464
Income tax	(65)	(192)
Amounts transferred to income	(64)	118

Balance at the end	(121)	(238)
Of which:
Debt securities	60	(80)
Equity instruments	(181)	(158)

The losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” in the consolidated balance sheet for the first half of 2013 correspond mainly to Spanish government debt securities and equity instruments from Spanish listed entities.

–

As of June 30, 2013, 47.3% of the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” and originating in debt securities were generated over more than twelve months. However, no impairment has been considered, as following an analysis of these unrealized losses it can be concluded that they were temporary due to the following reasons: the interest payment dates of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to meet its payment obligations, nor that future payments of both principal and interest will not be sufficient to recover the cost of the debt securities.

–

As of June 30, 2013, the Group has analyzed the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 12 months and with a fall of more 20% in their price, as a first approximation to the existence of possible impairment. As of June 30, 2013, the unrealized losses recognized under the heading “Valuation adjustments – Available-for-sale financial assets” resulting from equity instruments generated over a period of more than 18 months or with a fall of more 40% in their price are not significant.

The losses recognized under the heading “Impairment losses on financial assets (net) – Available-for-sale financial assets” in the accompanying consolidated income statement amounted to €35 million and €26 million for the six months ended June 30, 2013 and 2012, respectively (see Note 49).

13.	Loans and receivables

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Receivables	Notes	June 2013	December 2012
Loans and advances to credit institutions	13.1	26,105	25,448
Loans and advances to customers	13.2	338,386	342,163
Debt securities	13.3	4,559	3,736
Total		369,050	371,347

13.1	Loans and advances to credit institutions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Credit Institutions	Notes	June 2013	December 2012
Reciprocal accounts		205	265
Deposits with agreed maturity		5,671	5,987
Demand deposits		2,358	1,794
Other accounts		8,881	10,543
Reverse repurchase agreements	37	8,907	6,783
Total gross	7.1.1	26,022	25,372
Valuation adjustments		83	76
Impairment losses	7.1.8	(30)	(29)
Accrued interests and fees		113	106
Hedging derivatives and others		-	(1)
Total net		26,105	25,448

13.2	Loans and advances to customers

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Loans and Advances to Customers	Notes	June 2013	December 2012
Mortgage secured loans		132,436	137,870
Other secured loans		22,958	23,125
Other loans		114,181	115,667
Credit lines		12,920	13,854
Commercial credit		9,516	11,165
Receivable on demand and other		11,882	10,731
Credit cards		10,756	10,934
Finance leases		7,161	7,546
Reverse repurchase agreements	37	6,456	3,118
Financial paper		967	1,003
Impaired assets	7.1.7	21,463	19,960
Total gross	7.1.	350,696	354,973
Valuation adjustments		(12,310)	(12,810)
Impairment losses	7.1.8	(14,352)	(14,114)
Accrued interests and fees		1,117	227
Hedging derivatives and others		925	1,077
Total net		338,386	342,163

As of June 30, 2013, 29% of “Loans and advances to customers” with maturity greater than one year have with fixed-interest rates and 71% with variable interest rates.

The heading “Loans and receivables – Loans and advances to customers” in the accompanying consolidated balance sheets also includes certain mortgage loans that, as mentioned in Note 35 and pursuant to the Mortgage Market Act, are linked to long-term mortgage-covered bonds. This heading also includes some loans that have been securitized (see Note 2.1). The amounts recognized in the accompanying consolidated balance sheets corresponding to these securitized loans are as follows:

	Millions of Euros
Securitized Loans	June 2013	December 2012
Securitized mortgage assets	19,199	20,077
Other securitized assets	4,736	5,647
Commercial and industrial loans	2,511	3,241
Finance leases	358	433
Loans to individuals	1,780	1,877
Rest	87	96
Total	23,935	25,724
Of which:
Liabilities associated to assets retained on the balance sheet (*)	7,146	6,180
(*) These liabilities are recognized under “Financial liabilities at amortized cost - Debt securities” in the accompanying consolidated balance sheets (Note 23.3).

Other securitized loans before January 1, 2004 (see Note 2.1) were derecognized from the accompanying consolidated balance sheets, as the Group did not retain any attendant risks or benefits, as specified below:

	Millions of Euros
Derecognized Securitized Loans	June 2013	December 2012
Securitized mortgage assets	25	30
Other securitized assets	91	102
Total	116	132

13.3	Debt securities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the nature of the financial instrument, is as follows:

		Millions of Euros
Debt securities	Notes	June 2013	December 2012
Government		2,884	2,375
Credit institutions		312	453
Other sectors		1,374	923
Total gross	7.1	4,570	3,751
Valuation adjustments	7.1.8	(11)	(15)
Total net		4,559	3,736

14.	Held-to-maturity investments

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Held-to-Maturity Investments June 2013	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,425	20	(156)	6,289
Other domestic debt securities	744	11	(10)	745
Issued by credit institutions	248	6	(3)	251
Issued by other issuedrs	496	5	(8)	493
Subtotal	7,169	31	(166)	7,034
Foreign Debt Securities
Government and other government agency debt securities	2,463	79	-	2,542
Other debt securities	123	6	-	129
Subtotal	2,586	85	-	2,671
Total	9,755	116	(166)	9,705

	Millions of Euros
Held-to-Maturity Investments 2012	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Domestic Debt Securities
Spanish Government and other government agency debt securities	6,469	2	(406)	6,065
Other domestic debt securities	809	2	(27)	784
Issued by credit institutions	250	2	(3)	249
Issued by other issuedrs	559	-	(24)	535
Subtotal	7,278	4	(433)	6,849
Foreign Debt Securities
Government and other government agency debt securities	2,741	121	-	2,862
Other debt securities	143	6	-	149
Subtotal	2,884	127	-	3,011
Total	10,162	131	(433)	9,860

The foreign securities held by the Group as of June 30, 2013 and December 31, 2012 in the held-to-maturity investments portfolio correspond basically to European issuers.

As of June 30, 2013, after analyzing the unrealized losses, it was decided that they were temporary, as the interest payment dates of all the securities have been satisfied, and because there is no evidence that the issuer will not continue to comply with the payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the debt securities.

The following is a summary of the gross changes in the six months ended June 30, 2013 and 2012 under this heading in the accompanying consolidated balance sheets:

		Millions of Euros
Held-to-Maturity Investments Changes on the Period	Notes	June 2013	June 2012
Balance at the beginning		10,163	10,956
Acquisitions		-	-
Reclassifications		-	-
Redemptions and others		(407)	(798)
Balance at the end		9,756	10,158
Impairment	7.1.8	(1)	(1)
Total		9,755	10,157

In 2011, some debt securities amounting to €1,817 million were reclassified from “Available-for-sale financial assets” to “Held-to-maturity investments”, as the intention of the Group had changed with respect to some of the sovereign debt securities due to the current market situation.

Information about the fair value and carrying amounts of these reclassified financial assets is given here:

	Millions of Euros
	As of Reclassification date (*)		As of June 30, 2013
Debt Securities reclassified to “Held to Maturity Investments”	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Italy sovereign debt	1,739	1,739	1,785	1,800
Greece sovereign debt (**)	56	56	-	-
Portugal sovereign debt (**)	22	22	-	-
Total	1,817	1,817	1,785	1,800

(*)    The balance under the heading “Total Equity - Valuation adjustments” as of the date of reclassification stood at €157 million.

(**)   As of June 30, 2013, no Greek or Portuguese sovereign debt securities are held (see Note 7.1.5).

The following table presents the amount recognized in the six months ended June 30, 2013 BBVA Group Consolidated Income Statement from the valuation at amortized cost of the reclassified financial assets that remained on the consolidated balance sheet as of June 30, 2013, as well as the impact recognized on the income statement and under the heading “Total Equity - Valuation adjustments”, as of June 30, 2013, if the reclassification had not been made.

	Millions of Euros
	Recognized in	Effect of not Reclassifying
Effect on Income Statement and Other Comprehensive Income	Income Statement	Income Statement	Equity “Valuation Adjustments”
Italy sovereign debt	(9)	(6)	20
Portugal sovereign debt	-	-	-

Total	(9)	(6)	20

As of June 30, 2013, the amount in “Total Equity - Valuation adjustments” pending amortization for the reclassified debt instruments is €46 million.

15.	Hedging derivatives (receivable and payable) and Fair-value changes of the hedged items in portfolio hedges of interest-rate risk

The balance of these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Hedging derivatives and Fair value changes of the hedged items in portfolio hedges of interest rate risk	June 2013	December 2012
ASSETS-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	135	226
Hedging derivatives	3,167	4,894
LIABILITIES-
Fair value changes of the hedged items in portfolio hedges of interest rate risk	-	-
Hedging derivatives	2,256	2,968

As of June 30, 2013 and December 31, 2012, the main positions hedged by the Group and the derivatives designated to hedge those positions were:

—	Fair value hedging:

–	Available-for-sale fixed-interest debt securities: This risk is hedged using interest rate derivatives (fixed-variable swaps).

–	Long-term fixed-interest debt securities issued by the Group: This risk is hedged using interest rate derivatives (fixed-variable swaps).

–	Available-for-sale equity instruments: This risk is hedged using equity swaps.

–	Fixed-interest loans: This risk is hedged using interest rate derivatives (fixed-variable swaps).

–

Fixed-interest deposit portfolio hedges: This risk is hedged using fixed-variable swaps and interest-rate options. The valuation of the deposit hedges corresponding to interest-rate risk is recognized under the heading “Fair value changes of the hedged items in portfolio hedges of interest-rate risk.”

—	Cash-flow hedges: Most of the hedged items are floating interest-rate loans. This risk is hedged using foreign-exchange and interest-rate swaps.

—

Net foreign-currency investment hedges: The risks hedged are foreign-currency investments in the Group’s subsidiaries based abroad. This risk is hedged mainly with foreign-exchange options and forward currency purchases.

Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.

The details of the net positions by hedged risk of the fair value of the hedging derivatives recognized in the accompanying consolidated balance sheets are as follows:

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type June 2013	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Other Risks	Total
OTC markets
Credit institutions
Fair value hedge	8	859	(56)	(1)	(3)	807
Of which: Macro hedge	-	(284)	-	-	-	(284)
Cash flow hedge	6	17	-	-	-	23
Net investment in a foreign operation hedge	-	-	-	-	-	-
Subtotal	14	876	(56)	(1)	(3)	830
Other financial Institutions	-	-	-	-	-	-
Fair value hedge	-	116	-	-	-	116
Of which: Macro hedge	-	(100)	-	-	-	(100)
Cash flow hedge	3	(6)	-	-	-	(3)
Net investment in a foreign operation hedge	-	-	-	-	-	-
Subtotal	3	110	-	-	-	113
Other sectors	-	-	-	-	-	-
Fair value hedge	-	(31)	(1)	-	-	(32)
Of which: Macro hedge	-	(13)	-	-	-	(13)
Cash flow hedge	-	-	-	-	-	-
Net investment in a foreign operation hedge	-	-	-	-	-	-
Subtotal	-	(31)	(1)		-	(32)
Total	17	955	(57)	(1)	(3)	911
Of which:
Asset Hedging Derivatives	43	3,104	20	-	-	3,167
Liability Hedging Derivatives	(25)	(2,149)	(78)	(1)	(3)	(2,256)

	Millions of Euros
Hedging Derivatives by Markets and Transaction Type 2012	Currency Risk	Interest Rate Risk	Equity Price Risk	Other Risks	Total
Organized markets
Fair value hedge	-	-	(52)	-	(52)
Subtotal	-	-	(52)	-	(52)
OTC markets	-	-	-	-	-
Credit institutions	-	-	-	-	-
Fair value hedge	11	1,773	(50)	(1)	1,733
Of which: Macro hedge	-	(365)	-	-	(365)
Cash flow hedge	21	35	-	-	56
Net investment in a foreign operation hedge	2	-	-	-	2
Subtotal	34	1,808	(50)	(1)	1,791
Other financial Institutions	-	-	-	-	-
Fair value hedge	-	227	-	-	227
Of which: Macro hedge	-	(117)	-	-	(117)
Cash flow hedge	6	(13)	-	-	(7)
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	6	214	-	-	220
Other sectors	-	-	-	-	-
Fair value hedge	(6)	(16)	(3)	-	(25)
Of which: Macro hedge	-	(14)	-	-	(14)
Cash flow hedge	-	(8)	-	-	(8)
Net investment in a foreign operation hedge	-	-	-	-	-
Subtotal	(6)	(24)	(3)	-	(33)
Total	34	1,998	(105)	(1)	1,926
Of which:
Asset Hedging Derivatives	49	4,818	27	-	4,894
Liability Hedging Derivatives	(16)	(2,820)	(131)	(1)	(2,968)

The cash flows forecasts for the coming years for cash flow hedging recognized on the accompanying consolidated balance sheet as of June 30, 2013 are:

	Millions of Euros
Cash Flows of Hedging Instruments	3 Months or Less	From 3 Months to 1 Year	From 1 to 5 Years	More than 5 Years	Total
Receivable cash inflows	32	249	531	998	1,810
Payable cash outflows	60	271	584	1,884	2,799

The above cash flows will have an impact on the consolidated income statements until 2050.

In the six months ended June 30, 2013, the amounts previously recognized in equity related to cash flow hedges that were reclassified and included in the consolidated income statement, either under the heading “Gains or losses of financial assets and liabilities (net)” or under the heading “Exchange differences (net)” totaled €1 million (negative balance).

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test during the first semester of 2013 was not material (see Note 44).

16.	Non-current assets held for sale and liabilities associated with non-current assets held for sale

The composition of the balance under the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

	Millions of Euros
Non-Current Assets Held-for-Sale and Liabilities Associated [Breakdown by type of Asset]	June 2013	December 2012
Business sale agreement - Assets	720	1,536
Of which: discontinued operations	613	1,150
Other assets from:
Property, plants and equipment	318	168
Buildings for own use	280	125
Operating leases	38	43
Foreclosures and recoveries	2,998	3,044
Foreclosures	2,821	2,877
Recoveries from financial leases	177	167
Accrued amortization (*)	(52)	(47)
Impairment losses	(504)	(472)
Total Non-Current Assets Held-for-Sale	3,480	4,229

Business sale agreement - Liabilities	107	387
Of which: discontinued operations	107	318
Liabilities associated with non-current assets held for sale	107	387
(*) Until classified as non-current assets held for sale

16.1	Assets and liabilities associated with discontinued operations

The breakdown of assets and liabilities associated with discontinued operations in the six months ended June 30, 2013 and in 2012 is shown below:

	Millions of Euros
Assets and liabilities associated with discontinued operations	June 2013	December 2012
ASSETS
Financial liabilities held for trading	1	31
Financial assets designated at fair value through profit or loss	336	644
Available-for-sale financial assets	4	20
Loans and receivables	72	173
Investments	-	-
Tangible assets and intangible assets	161	87
Tax assets	18	83
Other assets	21	113
TOTAL ASSETS	613	1,150
LIABILITIES
Financial liabilities at amortised cost	14	43
Provisions	2	41
Tax liabilities	75	178
Other liabilities	16	56
TOTAL LIABILITIES	107	318

17.	Investments in entities accounted for using the equity method

The breakdown of the balances of “Investments in entities accounted for using the equity method” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Investments in Entities Accounted for Using the Equity Method	June 2013	December 2012
Associates entities	6,786	6,469
Joint ventures	3,964	4,313
Total	10,750	10,782

17.1	Associates

The following table shows the carrying amount of the most significant of the Group’s investments in associates:

	Millions of Euros
Associates Entities	June 2013	December 2012
Citic Group (*)	6,195	5,965
Metrovacesa	307	317
Tubos Reunidos, S.A.	53	54
Rest of associates	231	133
Total	6,786	6,469

(*)   The BBVA Group’s investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (CIFH) and China Citic Bank Corporation Limited (CNCB). As of June 30, 2013, BBVA had a 29.68% stake in CIFH and 15% in CNCB.

Appendix II shows the details of the associates as of June 30, 2013.

The following is a summary of the gross changes in the six months ended June 30, 2013 and in 2012 under this heading in the accompanying consolidated balance sheets:

	Millions of Euros
Associates Entities. Changes in the Year	June 2013	December 2012
Balance at the beginning	6,469	5,567
Acquisitions and capital increases	20	10
Disposals	(2)	(16)
Transfers	99	310
Earnings	202	751
Exchange differences	134	(53)
Others	(136)	(101)
Balance at the end	6,786	6,469

17.2	Investments in joint venture entities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Joint ventures	June 2013	December 2012
Garanti Turkiye Bankasi Group (*)	3,791	3,991
Corporación IBV Participaciones Empresariales S.A. (**)	-	135
Rest	173	187
Total	3,964	4,313
(*) As of June 30, 2013, BBVA Group owns 25.01% of the share capital of Garanti.
(**) As of June 30, 2013, the investment is recorded as “Non-current assets held for sale and liabilities associated with non-current assets held for sale”.

Details of the joint ventures accounted for using the equity method as of June 30, 2013 are shown in Appendix II.

17.3	Associates and joint ventures

The following table provides relevant information of the balance sheets and income statements of associates and joint ventures as of June 30, 2013 and December 31, 2012, respectively.

		Millions of Euros
Associates and Joint ventures	June 2013		December 2012
Financial Main figures (*)	Associates	Joint-ventures	Associates	Joint-ventures
Current Assets	38,044	3,537	37,424	3,353
Non-current Assets	28,004	17,811	22,817	17,382
Current Liabilities	53,141	1,288	49,036	908
Non-current Liabilities	12,907	20,061	11,205	19,827
Net sales	601	33	1,453	125
Operating Income	294	381	751	566
Profit	207	228	526	324
(*) Dates of the company’s financial statements updated at the most recent available information.
Information applying the corresponding ownership and without the corresponding standardization and consolidation adjustments.

17.4	Notifications about acquisition of holdings

Appendix III provides notifications on acquisitions and disposals of holdings in associates or joint ventures, in compliance with Article 155 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

17.5	Impairment

.As of June 30, 2013, €5 million have been recognized due to the impairment on the goodwill of associates. As of June 30, 2013, there is no sign of impairment in joint venture and associate entities.

18.	Insurance and reinsurance contracts

The Group has insurance subsidiaries mainly in Spain and Latin America (mostly in Mexico). The main product offered by the insurance subsidiaries is life insurance to cover the risk of death (risk insurance) and life-savings insurance. Within life and accident insurance, a distinction is made between freely sold products and those offered to customers who have taken mortgage or consumer loans, which cover the principal of those loans in the event of the customer’s death.

There are two types of saving products: individual insurance, which seeks to provide the customer with savings for retirement or other events, and group insurance, which is taken out by entities to cover their commitments to employees.

The most significant provisions registered by consolidated insurance entities with respect to insurance policies issued by them are set out by their nature in Note 24.

The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are actuarial and financial methods and modeling techniques approved by the country’s regulator or supervisor. The most important insurance entities are located in Spain and Mexico (which together account for approximately 94% of the insurance activity), where the modeling methods and techniques are reviewed by the insurance authorities in Spain (General Directorate of Insurance) and Mexico (National Insurance and Bonding Commission), respectively. The modeling methods and techniques used to calculate the mathematical reserves for the insurance products are based on IFRS and primarily involve the valuation of the estimated future cash flows, discounted at the technical interest rate for each policy. To ensure this technical interest rate, asset-liability management is carried out, acquiring a portfolio of securities that generate the cash flows needed to cover the payment commitments assumed with the customers.

The table below shows the key assumptions used in the calculation of the mathematical reserves for insurance in Spain and Mexico, respectively:

	Mortality table		Average technical interest type
MATHEMATICAL RESERVES	Spain	Mexico	Spain	Mexico
Individual life insurance (1)	GKM80/GKM95/ Propias	Tables of the Comision Nacional De Seguros y Fianzas 2000- individual	2-4%	2.5%

Group insurance (2)	PERM/ F2000NP	Tables of the Comision Nacional De Seguros y Fianzas 2000-grupo	1.7-5.1%	5.5%
(1) Provides coverage in the case of one or more of the following: death and disability
(2) Insurance policies purchased by companies (other than Group BBVA entities) on behalf of their employees

The table below shows the mathematical reserves (see Note 24) by type of product as of June 30, 2013 and December 31, 2012:

	Millions of Euros
Technical Reserves by type of insurance product	June 2013	December 2012
Mathematical reserves	8,887	7,951
Individual life insurance (1)	5,514	4,777
Savings	4,749	3,996
Risk	764	781
Group insurance (2)	3,373	3,174
Savings	3,007	3,083
Risk	366	91
Provision for unpaid claims reported	547	550
Provisions for unexpired risks and other provisions	593	519
Total	10,026	9,020
(1) provides coverage in the event of death or disability
(2) The insurance policies purchased by companies (other than BBVA Group) on behalf of its employees

During 2013, it has been registered the agreement to reach 100% of the stake of “Unnim Vida” (see Note 3).

The table below shows the contribution of each insurance product to the Group’s income net of expenses (see Note 45) in the six months ended June 30, 2013:

Millions of Euros
Revenues by type of insurance product	June, 2013
Life insurance	261
Individual	171
Savings	21
Risk	150
Group insurance	90
Savings	6
Risk	84
Non-Life insurance	210
Home insurance	74
Other non-life insurance products	136
Total	471

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance entities. As of June 30, 2013 and December 31, 2012, the balance is €663 and €50 million, respectively.

On March 1, 2013, the insurance company BBVA Seguros, S.A. de seguros y reaseguros (“BBVA Seguros”), entered into a 90% quota share reinsurance agreement with the reinsurance entity Scor Global Life Reinsurance Ireland Plc. (“Scor Global Life”) for “BBVA Seguros” life insurance portfolio underwritten until 31 December 2012. By virtue of this agreement, BBVA Seguros has received a reinsurance commission of €630 million, which has been recognized in the consolidated income statement (see Note 51).

19.	Tangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Tangible Assets. Breakdown by Type of Asset Cost Value, Amortizations and Depreciations	June 2013	December 2012
Property, plants and equipment
For own use
Land and Buildings	3,993	4,072
Work in Progress	656	503
Furniture, Fixtures and Vehicles	6,506	6,746
Accrued depreciation	(5,821)	(5,954)
Impairment	(182)	(190)
Subtotal	5,152	5,177
Assets leased out under an operating lease
Assets leased out under an operating lease	762	768
Accrued depreciation	(241)	(237)
Impairment	(5)	(6)
Subtotal	516	525
Subtotal	5,668	5,702
Investment properties
Building rental	2,576	2,513
Rest	68	97
Accrued depreciation	(96)	(94)
Impairment	(737)	(646)
Subtotal	1,811	1,870
Total	7,479	7,572

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of branches
Bank Branches by Geographical Location	June 2013	December 2012
Spain	3,379	3,518
Mexico	1,894	1,988
South America	1,580	1,644
The United States	688	707
Rest of the world	121	121
Total	7,662	7,978

The following table (Also see Note 47) shows the detail of the net carrying amount of the tangible assets corresponding to Spanish and foreign entities as of June 30, 2013 and December 31, 2012:

	Millions of Euros
Tangible Assets by Spanish and Foreign Subsidiaries Net Assets Values	June 2013	December 2012
Foreign subsidiaries	3,048	3,005
BBVA and Spanish subsidiaries	4,431	4,567
Total	7,479	7,572

The amount of tangible assets under financial lease schemes on which it is expected to exercise the purchase option was insignificant as of June 30, 2013 and December 31, 2012.

20.	Intangible assets

20.1	Goodwill

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, according to the cash-generating units (CGU), to which the Goodwill are allocated for purposes of impairment testing, is as follows:

		Millions of Euros

Breakdown by CGU and Changes of the first half of 2013	Balance at the Beginning	Additions	Exchange Differences	Impairment	Rest	Balance at the End
The United States	4,320	-	38	-	-	4,358
Mexico	663	-	6	-	-	669
Colombia	259	-	(19)	-	-	240
Chile (*)	175	-	(3)	-	(100)	73
Rest	13	-	-	-	-	13
Total	5,430	-	22	-	(100)	5,352
(*) The goodwill of “AFP Provida” and “Inversiones Previsionales” is registered as Discontinued operations.

			Millions of Euros

Breakdown by CGU and Changes of the first half of 2012	Balance at the Beginning	Additions	Exchange Differences	Impairment	Rest	Balance at the End
The United States	4,409	-	122	-	(4)	4,527
Mexico	632	-	44	-	-	676
Colombia	240	-	25	-	-	265
Chile	188	-	10	-	-	198
Rest	66	-	-	(34)	-	32
Total	5,535	-	201	(34)	(4)	5,698

Impairment tests

As described in Note 2.2.8, the cash-generating units (CGU)to which goodwill has been allocated are periodically tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and whenever there is any indication of impairment.

As of June 30, 2013, no indicators of impairment have been identified in any of the main cash-generating units.

As of June 30, 2012, an impairment loss of €34 million in the European retail business was recognized. This amount was recognized under the heading “Impairment losses on other assets (net) – Goodwill and other intangible assets” in the consolidated income statement for the six months ended June 30, 2012 (see Note 50).

Acquisition of Unnim

As stated in Note 3, in 2012 the Group acquired 100% of the share capital of the Unnim Bank (Unnim).

Shown below are details of the carrying amount of the consolidated assets and liabilities of Unnim prior to its acquisition and the corresponding fair values, gross of tax, which have been estimated provisionally according to the IFRS 3 acquisition method to calculate the goodwill recognized as a result of this acquisition.

	Millons of Euros

Valuation and calculation of badwill for the acquisition of 100% stake in Unnim	Carrying Amount	Fair Value
Acquisition cost (A)
Cash	184	184
Loans and receivables	18,747	18,974
Of which: Asset Protection Schemes (EPA)	-	1,744
Financial assets	4,801	4,569
Hedging derivates	571	571
Non-current assets held for sale	707	457
Investments in entities accounted for Using the equity method	206	89
Tangible assets	1,090	752
Of which: Real Estate	1,045	708
Intangibles assets obtained from previous business combinations	7	-
Intangible assets identify at the date of the business combination	-	187
Other assets (including inventories)	1,200	658
Financial liabilities	(27,558)	(26,102)
Provisions	(237)	(687)
Other liabilities	(91)	(91)
Deferred tax	932	794
Total fair value of assets and liabilities acquiered (B)	559	355
Non controlling Interest Unnim Group* (C)	(34)	(34)

Badwill (A)-(B)-(C )		(321)
(*)Non-controlling interests that Unnim Group maintained at July 27, 2012 previous to the integration.

The valuations are being reviewed by independent experts (other than the Group’s accounts auditor) by applying different valuation methods on the basis of each asset and liability. The valuation methods used are: The method for calculating the discounted value of future cash flows, the market transaction method and the cost method.

20.2	Other intangible assets

The breakdown of the balance and changes of this heading in the accompanying consolidated balance sheets, according to the nature of the related items, is as follows:

	Millions of Euros
Other Intangible Assets	June 2013	December 2012
Computer software acquisition expenses	1,334	1,371
Other deferred charges	24	34
Other intangible assets	253	303
Impairment	(7)	(5)
Total	1,604	1,702

The amounts for amortizations under this heading in the six months ended June 30, 2013 and 2012 is shown in Note 47.

21.	Tax assets and liabilities

21.1	Consolidated tax group

Pursuant to current legislation, the BBVA Consolidated Tax Group includes the Bank (as the parent company) and its Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated profit of corporate groups.

The Group’s non-Spanish other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

21.2	Years open for review by the tax authorities

The years open to review in the BBVA Consolidated Tax Group as of June 30, 2013 are 2007 and forward for the main taxes applicable.

The rest of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In 2011, as a result of action by the tax authorities, tax inspections proceedings were instituted for the years since (and including) 2006, some of which were contested. After considering the temporary nature of some of the items assessed in the proceedings, provisions were set aside for the liabilities, if any, that might arise from these assessments according to best estimates.

In view of the varying interpretations that can be made of some applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements.

21.3	Reconciliation

The reconciliation of the Group’s corporate tax expense resulting from the application of the standard tax rate and the expense registered by this tax in the accompanying consolidated income statements is as follows:

	Millions of Euros
	June 2013		June 2012
Reconciliation of Taxation at the Spanish Corporation Tax Rate to the Tax Expense Recorded for the Period	Amount	Effective Tax %	Amount	Effective Tax %
Consolidated profit before tax	3,933		2,066
From continuing operations	2,498		1,844
From discontinued operations	1,435		222
Taxation at Spanish corporation tax rate	1,179	30.00%	620	30.00%
Lower effective tax rate from our foreign entities (*)	(367)		(163)
México	(255)	15.01%	(65)	24.37%
Chile	(37)	17.24%	(31)	16.90%
Venezuela	(42)	16.65%	(50)	13.94%
Colombia	(8)	26.32%	(8)	26.69%
Peru	(52)	17.21%	(10)	26.09%
Others	27		1
Decrease of tax expense (Amortization of certain goodwill)	-		-
Revenues with lower tax rate (dividends)	(10)		(92)
Equity accounted earnings	(122)		(163)
Other effects	(37)		32
Current income tax	643		234
Of wich:
Continuing operations	601		183
Discontinued operations	42		51
(*) Calculated by applying the difference between the tax rate in force in Spain and the one applied to the Group’s earnings in each jurisdiction.

The effective tax rate for the Group in the six months ended June 2013 and 2012 is as follows:

	Millions of Euros
Effective Tax Rate	June 2013	June 2012
Income from:
Consolidated Tax Group (*)	672	(734)
Other Spanish Entities	(149)	5
Foreign Entities	3,410	2,795
Total (**)	3,933	2,066
Income tax and other taxes	643	234
Effective Tax Rate	16.35%	11.33%
(*) Income from consolidated tax Group include income from entities accounted for equity method assigned to BBVA, S.A.
(**) Includes Income before taxes from continuing and discontinued transactions

21.4	Tax recognized in equity

In addition to the income tax recognized in the accompanying consolidated income statements, the Group has recognized the following tax charges for these items in the consolidated equity:

	Millions of Euros
Tax Recognized in Total Equity	June 2013	December 2012
Charges to total equity
Debt securities	-	-
Equity instruments	(20)	(19)
Subtotal	(20)	(19)
Credits to total equity (*)
Equity instruments	-	-
Debt securities and others	141	196
Subtotal	141	196
Total	121	177
(*) Tax asset credit to total equity due primarily to financial instruments losses.

21.5	Deferred taxes

The balance under the heading “Tax assets” in the accompanying consolidated balance sheets includes the tax receivables relating to deferred tax assets. The balance under the “Tax liabilities” heading includes the liabilities relating to the Group’s various deferred tax liabilities. The details of the most important tax assets and liabilities are as follows:

	Millions of Euros
Tax Assets and Liabilities	June 2013	December 2012
Tax assets-
Current	1,664	1,851
Deferred	9,244	9,799
Pensions	1,637	1,220
Portfolio	1,265	1,839
Other assets	1,082	277
Impairment losses	2,147	2,862
Other	721	1,195
Tax losses	2,392	2,406
Total	10,908	11,650
Tax Liabilities-
Current	861	1,058
Deferred	2,503	2,762
Portfolio	1,178	1,100
Charge for income tax and other taxes	1,325	1,662
Total	3,364	3,820

As of June 2013 and December 31, 2012, the aggregate amount of temporary differences associated with investments in foreign subsidiaries, branches and associates and investments in joint venture entities, for which no deferred tax liabilities have been recognized in the accompanying consolidated balance sheets, were €270 million and €267 million, respectively.

22.	Other assets and liabilities

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other Assets and Liabilities	June 2013	December 2012
ASSETS-
Inventories	4,467	4,223
Real estate companies	4,427	4,059
Others	40	164
Transactions in transit	157	886
Accruals	1,346	660
Unaccrued prepaid expenses	620	475
Other prepayments and accrued income	726	185
Other items	2,576	1,899
Total	8,546	7,668
LIABILITIES-
Transactions in transit	146	440
Accruals	2,155	2,303
Unpaid accrued expenses	1,634	1,648
Other accrued expenses and deferred income	521	655
Other items	2,517	1,843
Total	4,818	4,586

The heading “Inventories” includes the net carrying amount of real estate assets acquired that the Group’s real estate entities hold for sale or for their business. The amounts under this heading mainly include real estate assets acquired by these entities from distressed customers (mainly in Spain, see Appendix IX), net of their corresponding impairment provisions.

23.	Financial liabilities at amortized cost

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Financial Liabilities at Amortized Cost	Notes	June 2013	December 2012
Deposits from Central Banks	9	28,574	46,475
Deposits from Credit Institutions	23.1	47,123	55,675
Customer deposits	23.2	301,508	282,795
Debt certificates	23.3	79,433	86,255
Subordinated liabilities	23.4	10,173	11,815
Other financial liabilities	23.5	6,471	7,590
Total		473,282	490,605

23.1	Deposits from credit institutions

The breakdown of the balance under this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

		Millions of Euros
Deposits from Credit Institutions	Notes	June 2013	December 2012
Reciprocal accounts		322	280
Deposits with agreed maturity		26,867	30,022
Demand deposits		2,945	3,404
Other accounts		417	206
Repurchase agreements	37	16,446	21,533
Subtotal		46,997	55,445
Accrued interest until expiration		126	230
Total		47,123	55,675

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, disregarding interest accrued pending maturity, is as follows:

	Millions of Euros
Deposits from Credit Institutions June 2013	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	853	7,270	298	8,421
Rest of Europe	491	11,019	7,028	18,538
Mexico	303	748	8,527	9,578
South America	456	2,948	478	3,882
The United States	1,104	4,814	115	6,032
Rest of the world	60	486	-	546
Total	3,266	27,285	16,446	46,997

	Millions of Euros
Deposits from Credit Institutions 2012	Demand Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	2,078	8,407	1,157	11,642
Rest of Europe	260	11,584	6,817	18,661
Mexico	220	1,674	12,967	14,861
South America	477	3,455	376	4,308
The United States	619	4,759	216	5,594
Rest of the world	31	349	-	380
Total	3,685	30,228	21,533	55,446

23.2	Customer deposits

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Customer Deposits	Notes	June 2013	December 2012
Government and other government agencies		35,353	32,439
Spanish		5,642	5,185
Foreign		12,715	10,611
Repurchase agreements	37	16,951	16,607
Accrued interests		45	36
Other resident sectors		134,168	119,358
Current accounts		29,890	28,653
Savings accounts		20,405	19,554
Fixed-term deposits		68,005	61,972
Repurchase agreements	37	14,108	8,443
Other accounts		1,147	51
Accrued interests		613	685
Non-resident sectors		131,987	130,998
Current accounts		53,006	53,088
Savings accounts		33,398	34,797
Fixed-term deposits		38,753	38,490
Repurchase agreements	37	6,256	3,999
Other accounts		200	236
Accrued interests		374	388
Total		301,508	282,795
Of which:
In euros		165,162	150,093
In foreign currency		136,346	132,702
Of which:
Deposits from other creditors without valuation adjustment		300,588	281,984
Accrued interests		920	811

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, disregarding valuation adjustments, is as follows:

	Millions of Euros
Customer Deposits June 2013	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	35,541	20,514	69,035	22,317	147,406
Rest of Europe	2,578	271	6,572	9,765	19,186
Mexico	20,450	8,541	7,738	4,213	40,941
Latin America	20,600	14,038	17,230	521	52,389
The United States	16,953	12,887	9,163	477	39,480
Rest of the world	139	57	855	22	1,072
Total	96,259	56,309	110,592	37,315	300,475

	Millions of Euros
Customer Deposits 2012	Demand Deposits	Savings Deposits	Deposits with Agreed Maturity	Repurchase Agreements	Total
Spain	32,663	19,729	63,025	21,594	137,011
Rest of Europe	2,494	278	5,796	4,635	13,203
Mexico	19,029	7,990	8,187	2,061	37,267
South Amercia	22,381	14,423	17,186	759	54,749
The United States	15,415	13,946	9,473	-	38,834
Rest of the world	209	53	362	-	624
Total	92,191	56,419	104,029	29,049	281,687

23.3	Debt certificates (including bonds)

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Debt Certificates	June 2013	December 2012
Promissory notes and bills	6,292	11,156
Bonds and debentures	73,141	75,099
Total	79,433	86,255

The breakdown of the most significant outstanding issuances of debt instruments issued by the consolidated entities as of June 30, 2013 and December 31, 2012, is shown in Appendix VI.

The changes in the balances under this heading, together with the Subordinated Liabilities for the six months ended June 2013 and 2012 are included in Note 58.2.

23.3.1 Promissory	notes and bills

The breakdown of the balance under this heading, by currency, is as follows:

	Millions of Euros
Promissory notes and bills	June 2013	December 2012
In euros	5,681	10,346
In other currencies	611	810
Total	6,292	11,156

These promissory notes were issued mainly by Banco Bilbao Vizcaya Argentaria, S.A. and BBVA Banco de Financiación, S.A.

23.3.2	Bonds and debentures issued

The breakdown of the balance under this heading, by financial instrument and currency, is as follows:

	Millions of Euros
Bonds and debentures issued	June 2013	December 2012
In Euros -	60,612	63,355
Non-convertible bonds and debentures at floating interest rates	1,317	3,141
Non-convertible bonds and debentures at fixed interest rates	14,965	14,429
Covered bonds	35,642	35,765
Hybrid financial instruments	224	248
Securitization bonds made by the Group	6,552	5,484
Accrued interest and others (*)	1,912	4,288
In Foreign Currency -	12,528	11,745
Non-convertible bonds and debentures at floating interest rates	1,967	2,163
Non-convertible bonds and debentures at fixed interest rates	8,022	7,066
Covered bonds	204	225
Hybrid financial instruments	1,671	1,550
Securitization bonds made by the Group	594	697
Accrued interest and others (*)	70	44
Total	73,140	75,099

(*) Hedging operations and issuance costs.

Most of the foreign-currency issuances are denominated in US dollars.

The issues of senior debt by BBVA Senior Finance, S.A.U., BBVA U.S. Senior, S.A.U. and BBVA Global Finance, Ltd. are guaranteed jointly, severally and irrevocably by the Bank.

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies in effect in June 2013 and 2012:

	June 2013		June 2012
Interests Rates of Promissory Notes and Bills Issued	Euros	Foreign Currency	Euros	Foreign Currency
Fixed rate	3.77%	4.60%	3.82%	5.05%
Floating rate	3.67%	3.49%	0.96%	3.70%

23.4	Subordinated liabilities

The breakdown of this heading in the accompanying consolidated balance sheets, by type of financial instrument, is as follows:

		Millions of Euros
Subordinated Liabilities	Notes	June 2013	December 2012
Subordinated debt		7,987	9,259
Preferred Stock		1,839	1,847
Subtotal		9,826	11,106
Valuation adjustments and other concepts (*)		347	709
Total	23	10,173	11,815

(*) Includes accrued interest payable and corrections valuation of hedging derivatives.

Of the above, the issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U., BBVA International Preferred, S.A.U., BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, Ltd. are jointly, severally and irrevocably guaranteed by the Bank.

Subordinated debt

These issuances are non-convertible subordinated debt and accordingly, for debt seniority purposes, they rank behind ordinary debt, but ahead of the Bank’s shareholders, without prejudice to any different seniority that may exist between the different types of subordinated debt instruments according to the terms and conditions of each issue. The breakdown of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate is shown in Appendix VI. The variations in the balance are mainly the result of the following transactions:

—	Conversion of subordinated bond issues

At its meeting on November 22, 2011, in virtue of the authorization conferred under Point Six of the Agenda of the Bank’s Annual General Meeting of Shareholders held on March 14, 2008, the Board of Directors of BBVA agreed to issue convertible bonds in December 2011 (the “Issue” or “Convertible Bonds-December 2011” or the “Bonds”) for a maximum amount of €3,475 million, excluding a preemptive subscription right.

This issue was aimed exclusively at holders of preferred securities issued by BBVA Capital Finance, S.A. Unipersonal (series A, B, C and D) or BBVA International Limited (series F), all guaranteed by BBVA. Thus, those who accepted the purchase offer made by BBVA made an unconditional and irrevocable undertaking to subscribe a nominal amount of Convertible Bonds-December 2011 equivalent to 100% of the total nominal or cash amount for the preferred securities they owned and that would be acquired by BBVA.

On December 30, 2011, after the period envisaged in this respect, orders were received for the subscription of 34,300,002 Convertible Bonds with a nominal value of €100 each, giving a total of €3,430 million, compared with the initially planned €3,475 million. This means that holders of 98.71% of the preferred securities to be repurchased accepted the repurchase offer made by BBVA. The Convertible Bonds were recognized as financial liabilities since the number of Bank shares to be delivered can vary.

The terms and conditions of the Convertible Bonds established a voluntary conversion at the option of the holders on March 30, 2012. Following this date, orders were received for the voluntary conversion of a total of €955 million, corresponding to 9,547,559 Convertible Bonds, or 27.84% of the original amount of the issue of Convertible Bonds-December 2011. To meet the bond conversion, 157,875,375 new ordinary BBVA shares were issued at a par value of €0.49 each (see Note 27).

Also, in accordance with the terms and conditions of the Convertible Bonds, on June 30, 2012 a mandatory conversion of the 50% of the nominal value of the issue took place through the reduction of the nominal value of each and every one of the Convertible Bonds outstanding on that date, whose value then fell from a nominal €100 to €50. A total of 238,682,213 new ordinary BBVA shares were issued at a par value of €0.49 each to satisfy this conversion (see Note 27).

As of June 30 and December 31, 2012, the nominal amount of outstanding convertible bonds was €1,238 million.

Lastly, as of June 30, 2013, maturity date of the issue, the convertible bonds outstanding on that date were subject to mandatory conversion. An increase in the Bank’s common stock was carried out to pay for this conversion by the issue and distribution of 192,083,232 ordinary shares at a par value of 0,49€ each, amounting to a total of €94,120,783,68, with the share premium being €1,143,279,396.8640.

Preferred securities

The breakdown by issuer of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Preferred Securities by Issuer	June 2013	December 2012
BBVA International Preferred, S.A.U. (*)	1,680	1,695
Unnim Group (**)	103	95
BBVA Capital Finance, S.A.U. (***)	30	32
Phoenix Loan Holdings, Inc.	16	16
BBVA International, Ltd. (***)	9	9
Total	1,839	1,847

(*)     Issues traded on the AIAF market in Spain. As of December 31, 2012, the outstanding balances of these issues correspond to the holders of preferred securities who in December 2011 did not take part in the exchange of those preferred security issues for subordinated bonds.

(**)   Unnim Group: Issues prior to the acquisition by BBVA. The outstanding balance of these issues after the exchange of certain issues of preferred securities for BBVA shares is shown as of December 31, 2012.

(***)  Listed on the London and New York stock markets.

These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue and with prior consent from the Bank of Spain.

The breakdown of the issues of preferred securities in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate of the issues, is disclosed in Appendix VI.

23.5  Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Other financial liabilities	June 2013	December 2012
Creditors for other financial liabilities	1,696	2,128
Collection accounts	1,779	2,311
Creditors for other payment obligations	2,424	2,605
Dividend payable but pending payment (Note 4)	572	545
Total	6,471	7,589

For June 30, 2013, the “Interim dividend pending payment” from the table above corresponds to the first interim dividend against 2013 earnings, paid on July 10, 2013 (see Note 4). For December 31, 2012, it corresponds to the second interim dividend against 2012 earnings, paid out in January 2013.

24.	Liabilities under insurance contracts

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Liabilities under Insurance Contracts Technical Reserve and Provisions	June 2013	December 2012
Mathematical reserves	8,887	7,951
Provision for unpaid claims reported	547	550
Provisions for unexpired risks and other provisions	593	519
Total	10,026	9,020

(*) The main difference was primarily due to the acquisition of “Unnim Vida” (see Note 3).

The maturities of those liabilities under insurance contracts are shown below:

	Millions of Euros
Maturity	Up to 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Liabilities under insurance contracts	1,506	1,284	852	6,384	10,026

25.	Provisions

The breakdown of the balance under this heading in the accompanying consolidated balance sheets, based on type of provisions, is as follows:

	Millions of Euros
Provisions. Breakdown by concepts	June 2013	December 2012
Provisions for pensions and similar obligations	5,629	5,777
Provisions for taxes and other legal contingencies	222	406
Provisions for contingent risks and commitments	356	322
Other provisions (*)	806	1,329
Total	7,013	7,834

(*) Provisions or contingencies that individually are not significant.

The changes in the heading “Provisions for contingent risks and commitments” in the accompanying consolidated balance sheets are presented in Note 7.1.8, together with the changes in impairment losses.

Ongoing legal proceedings and litigation

The Group is party to certain legal actions in a number of jurisdictions, including, among others, Spain, Mexico and the United States, arising in the ordinary course of business. BBVA considers that none of such actions is material, individually or in the aggregate, and none of such actions is expected to result in a material adverse effect on the Group’s financial position, results of operations or liquidity, either individually or in the aggregate. Management believes that adequate provisions have been made in respect of the actions arising in the ordinary course of business. BBVA has not disclosed to the markets any contingent liability that could arise from such actions as it does not consider them material.

26.	Pensions and other post-employment commitments

As stated in Note 2.2.12, the Group has both defined-benefit and defined-contribution post-employment commitments with employees. The defined-benefit post-employment commitments with BBVA Group employees are mainly executed and closed to new hires.

26.1	Defined-contribution commitments

The defined-contribution commitments are settled through contributions made by the Group annually on behalf of its beneficiaries, who are, almost exclusively, active employees in the Group. These contributions are accrued and charged to the consolidated income statement in the corresponding financial year (see Note 2.2.12). No liability is therefore recognized in the accompanying consolidated balance sheets for this purpose.

The amounts recognized in the accompanying consolidated income statements for contributions to these plans in the six months ended June 30, 2013, and 2012 are €49 million and €46 million, respectively (see Note 46.1).

26.2	Defined-benefit plans and other long-term commitments

Pension commitments in defined-benefit plans correspond mainly to employees who have retired or taken early retirement from the Group and to certain groups of employees still active in the Group in the case of pension benefits, and to most active employees in the case of permanent disability and death benefits. The most significant actuarial assumptions made do not differ significantly from those used as of December 31, 2012.

A breakdown of the Group’s total amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits) for the last for years and as of June 30, 2013 can be found in the table below. The commitments are recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the corresponding accompanying consolidated balance sheets (see Note 25).

	Millions of Euros
Commitments and Plan Assets in Defined-Benefit Plans and Other Post-Employment Commitments	June 2013	2012	2011	2010	2009
Pension and post-employment benefits	8,085	8,205	7,680	8,082	7,996
Assets and insurance contracts coverage	2,457	2,430	2,122	2,102	1,750
Net assets	(2)	(2)	(19)	-	-
Net liabilities (*)	5,629	5,777	5,577	5,980	6,246

(*) Registered under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

This information is presented below in greater detail, broken down by beneficiaries from Group entities in Spain and other beneficiaries:

			Millions of Euros
	Commitments in Spain		Commitments Abroad		Total BBVA Group
Pensions and Early-Retirement Commitments and Welfare Benefits: Spain and Abroad	June 2013	December 2012	June 2013	December 2012	June 2013	December 2012
Post-employment benefits
Pension commitments	2,956	3,029	1,225	1,212	4,181	4,241
Early retirements	2,658	2,758	-	-	2,658	2,758
Post-employment welfare benefits	216	221	1,030	985	1,246	1,206
Total post-employment benefits (1)	5,829	6,008	2,256	2,197	8,085	8,205
Insurance contracts coverage
Pension commitments	371	389	-	-	371	389
Other plan assets
Pension commitments	-	-	1,161	1,145	1,161	1,145
Post-employment welfare benefits	-	-	925	895	925	895
Total plan assets and insurance contracts coverage (2)	371	389	2,086	2,041	2,457	2,430
Total net commitments (1) - (2)	5,458	5,619	169	156	5,628	5,775
of which:
Net assets	-	-	(2)	(2)	(2)	(2)
Net liabilities (*)	5,458	5,619	171	158	5,629	5,777

(*) Registered under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

The balance under the heading “Provisions - Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets as of June 30, 2013 includes €243 million, for commitments for post-employment benefits maintained with previous members of the Board of Directors and the Bank’s Management Committee.

In addition to the commitments to employees indicated above, the Group has other less material commitments. These include long-service awards granted to certain groups of employees when they complete a given number of years of effective service.

As of June 30, 2013 and December 31, 2012, the actuarial liabilities for the outstanding awards amounted to €49 and €50 million, respectively. Of those sums, €11 and €11 million corresponded to Spanish entities and €38 and €39 million to entities and branches abroad, respectively. The commitments above are recognized under the heading “Other provisions” of the accompanying consolidated balance sheets (see Note 25).

The net charges registered in the accompanying consolidated income statements and under the heading “Equity” of the accompanying consolidated balance sheets (see Note 2.2.12) for the commitments in post-employment benefits in entities in Spain and abroad are as follows:

		Millions of Euros

Total Post-employments Benefits BBVA Group: Income Statements and Equity Effects.	Notes	June 2013	June 2012
Interest and similar expenses	39.2	102	131
Interest cost		175	185
Expected return on plan assets		(73)	(54)
Personnel expenses		86	72
Defined-contribution plan expense	46.1	49	46
Defined-benefit plan expense	46.1	37	26
Other personnel expenses - Welfare benefits		-	-
Provision - Pension funds and similar obligations	48	179	106
Pension funds		1	-
Early retirements		162	77
Other provisions		16	28
Total Effects in Income Statements: Debit (Credit)		367	309

Total Effects in equity: Debit (Credit) (*)		-	11

(*) Correspond to actuarial losses (gains) arising from pension commitments and certain welfare benefits recognized in “Valuation Adjustments”. For Early retirements are recognized in the Income Statements (see Note 2.2.12.).

26.2.1	Commitments in Spain

Changes in the main assumptions can affect the calculation of the commitments. Should the discount interest rate have increased or decreased by 50 basis points, an impact on equity for the commitments in Spain would have been registered for approximately €125 million and €134 million net of tax, recorded in “Valuation adjustments”.

Pension commitments

To fund some pension commitments in Spain, insurance contracts have been purchased from insurance entities not related to the Group. These commitments are funded by plan assets and therefore are presented in the accompanying consolidated balance sheets for the net amount of the commitment less plan assets. As of June 30, 2013 and December 31, 2012, the plan assets related to the aforementioned insurance contracts (for €371 and €389 million, respectively) equaled the amount of the commitments covered; therefore, no amount for this item has been recorded in the accompanying consolidated balance sheets.

The remainder of commitments for pensions in Spain include defined-benefit commitments for which insurance has been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.95% owned by the Group. As it is an entity consolidated within the BBVA Group, the assets in which the insurance company has invested the amount of the policies cannot be considered plan assets under IAS 19 and are presented in the accompanying consolidated balance sheets under different headings of “assets”, depending on the classification of their corresponding financial instruments. The commitments are recognized under the heading “Provisions – Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets (see Note 25).

Early retirement

In the six months ended June 30, 2013, the Spanish entities in the Group offered certain employees the option of taking early retirement before the age stipulated in the collective labor agreement in force. This offer was accepted by 399 employees (180 in the six months ended June 30, 2012).

The early retirement commitments in Spain as of June 30, 2013 and December 31, 2012 are recognized under the heading “Provisions – Provisions for pensions and similar obligations” (see Note 25) in the accompanying consolidated balance sheets and amount to €2,658 million and €2,758 million, respectively.

The cost of early retirement for the year is recognized under the heading “Provisions expense (net) – Provisions for pensions and similar obligations” in the accompanying consolidated income statements (see Note 48).

Changes in commitments with employees

The changes in the net commitments with employees in Spain in the six months ended June 30, 2013 and 2012, are as follows:

	Millions of Euros
Net Commitments in Spain : Changes in the period January 1, - June 30, 2013	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,640	2,758	221	5,619
Interest cost	44	43	4	91
Expected return on plan assets	-	-	-	-
Current service cost	11	-	2	13
Cost for early retirements	-	158	-	158
Past service cost or changes in the plan	6	-	-	6
Benefits paid in the period	(87)	(309)	(13)	(409)
Acquisitions and divestitures	-	-	-	-
Effect of curtailments and settlements	-	-	-	-
Contributions in the period	-	-	-	-
Remeasurements	(1)	(2)	-	(3)
Exchange differences	(1)	-	-	(1)
Other changes	(27)	10	2	(15)
Balance at the End	2,585	2,658	216	5,459
of which:
Commitments to retired employees	2,429	2,658	153	5,240
Vested contingencies in respect of current employees	156	-	63	219

	Millions of Euros
Net Commitments in Spain : Changes in the period January 1, - June 30, 2012	Pensions	Early Retirements	Welfare Benefits	Total Spain
Balance at the Beginning	2,394	2,904	204	5,502
Interest cost	52	58	4	114
Expected return on plan assets	-	-	-	-
Current service cost	5	-	1	6
Cost for early retirements	-	73	-	73
Past service cost or changes in the plan	4	-	-	4
Benefits paid in the period	(91)	(313)	(12)	(416)
Acquisitions and divestitures	-	-	-	-
Effect of curtailments and settlements	-	-	-	-
Contributions in the period	-	-	-	-
Remeasurements	-	-	-	-
Exchange differences	-	-	-	-
Other changes	-	(1)	1	-
Balance at the End	2,364	2,721	198	5,283
of which:
Commitments to retired employees	2,258	2,721	158	-
Vested contingencies in respect of current employees	106	-	40	-

26.2.2	Commitments abroad

The main defined-benefit plans with employees abroad correspond to those in Mexico and the United States, which jointly account for 85% of the total commitments with employees abroad as of June 30, 2013 and 24% of the total commitments with employees in the Group as a whole (85% and 24% as of December 31, 2012). These commitments are not available to new employees.

As of June 30, 2013 and December 31, 2012, the breakdown by country of the various commitments with employees of the BBVA Group abroad is as follows:

			Millions of Euros
	Commitments		Plan Assets		Net Commitments
Post-Employment Commitments Abroad	June 2013	December 2012	June 2013	December 2012	June 2013	December 2012
Pension Commitments
Mexico	585	573	616	606	(31)	(33)
The United States	321	313	296	293	24	20
Portugal	-	-	-	-	-	-
Rest of countries	320	156	249	73	71	84
Subtotal	1,225	1,212	1,161	1,145	64	70
Post-Employment Welfare Benefits
Mexico	1,017	970	925	895	92	75
The United States	-	-	-	-	-	-
Portugal	-	-	-	-	-	-
Rest of countries	14	15	-	-	14	15
Subtotal	1,030	985	925	895	105	90
Total	2,256	2,197	2,086	2,041	170	160

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: they are not owned by the Group entities, they are available only to pay post-employment benefits, and they cannot be returned to the Group entities.

In order to manage the assets related to defined benefit plans, the companies of the BBVA Group have set the investment policies designed according to the criteria of prudence and aimed to minimize the financial risks in plan assets.

As of June 30, 2013 and December 31, 2012, the plan assets covering these obligations to employees were comprised almost entirely of fixed-income securities. In Mexico, 95% is invested in Government bonds. In the United States, 70% is invested in US Treasury and other US Government agencies.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets under the heading “Provisions - Provisions for pensions and similar obligations” (see Note 25).

The changes in the net post-employment commitments with employees abroad in the six months ended June 30, 2013 and 2012 are as follows:

	Millions of Euros
Net Commitments Abroad: Changes in six months ended June 30, 2013	Mexico	Portugal	United States	Rest of Countries	Total Abroad
Balance at the Beginning	41	-	20	96	156
Interest cost	64	-	6	13	84
Expected return on plan assets	(64)	-	(6)	(4)	(73)
Current service cost	20	-	3	2	25
Cost for early retirements	-	-	-	-	-
Past service cost or changes in the plan	-	-	-	2	2
Benefits paid in the period	-	-	(2)	(5)	(7)
Acquisitions and divestitures	-	-	-	-	-
Effect of curtailments and settlements	-	-	-	-	-
Contributions in the period	-	-	-	(3)	(3)
Remeasurements	-	-	1	-	1
Exchange differences	-	-	1	(17)	(17)
Other changes	-	-	2	1	2
Balance at the End	61	-	24	86	171

	Millions of Euros
Net Commitments Abroad: Changes in the six month ended June 30, 2012	Mexico	United States	Rest of Countries	Total Abroad
Balance at the Beginning	-	2	54	56
Interest cost	56	6	8	71
Expected return on plan assets	(46)	(5)	(4)	(54)
Current service cost	17	3	2	22
Cost for early retirements	-	-	-	-
Past service cost or changes in the plan	-	-	-	-
Benefits paid in the period	-	-	(2)	(2)
Acquisitions and divestitures	-	-	-	-
Effect of curtailments and settlements	-	-	1	1
Contributions in the period	-	(1)	(3)	(4)
Remeasurements	-	-	-	-
Exchange differences	2	-	1	3
Other changes	(1)	2	11	12
Balance at the End	28	8	68	104

In the tables above, “Payments made in the year” are presented net, as the difference between the payment to the beneficiary charged against the fund and the reduction in fund assets for the same amount. The payments corresponding to the six months ended June 30, 2013 amount to €33 million in Mexico and €5 million in the United States.

26.2.3	Estimated future payments for commitments with BBVA Group employees

The estimated benefit payments over the next ten years for all the entities in Spain, Mexico and the United States are as follows:

	Millions of Euros
Expected Future Benefits for Post-Employment Commitments	2013	2014	2015	2016	2017	2018- 2022
Commitments Spain	389	735	674	609	537	1,685
Of which early retirement Spain	290	544	484	420	349	803
Commitments Mexico	67	67	72	79	86	520
Commitments The United States	10	10	11	12	13	78
Total	466	813	758	700	636	2,283

27.	Common stock

Taking into account the capital increase performed on July 3, 2013 to meet the mandatory total conversion of Convertible Bonds-December 2011 described in this note, BBVA’s share capital amounted to €2,804,919,980.59 divided into 5,724,326,491 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts. All of the Bank shares carry the same voting and dividend rights, and no single stockholder enjoys special voting rights. There are no shares that do not represent an interest in the Bank’s common stock.

The Bank’s shares are traded on the Spanish stock market in Spain, as well as on the London and Mexico stock markets. BBVA American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of June 30, 2013, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were listed on their respective local stock markets, the last two also being listed on the New York Stock Exchange. BBVA Banco Francés, S.A. is also listed on the Latin American market of the Madrid Stock Exchange.

As of June 30, 2013, State Street Bank and Trust Co., Chase Nominees Ltd., and The Bank of New York Mellon, SA NV, in their capacity as international custodian/depositary banks, held 8.323%, 6.587% and 4.977% of BBVA common stock, respectively. Of said positions held by the custodian banks, BBVA is not aware of any individual shareholders with direct or indirect holdings greater than or equal to 3% of BBVA common stock outstanding.

On February 4, 2010, the Blackrock, Inc. Company reported to the Spanish Securities and Exchange Commission (CNMV) that, as a result of the acquisition (on December 1, 2009) of the Barclays Global Investors (BGI) company, it now has an indirect holding of BBVA common stock totaling 4.453% through the Blackrock Investment Management Company.

BBVA is not aware of any direct or indirect interests through which control of the Bank may be exercised. BBVA has not received any information on stockholder agreements including the regulation of the exercise of voting rights at its annual general meetings or restricting or placing conditions on the free transferability of BBVA shares. No agreement is known that could give rise to changes in the control of the Bank.

The changes in the heading “Common Stock” of the accompanying consolidated balance sheets are due to the following common stock increases:

Capital Increase	Number of Shares	Common Stock (Millions of Euros)
As of December 31, 2011	4,903,207,003	2,403
Convertible bonds conversion - April 2012	157,875,375	77
Dividend option - April 2012	82,343,549	40
Convertible bonds conversion - July 2012	238,682,213	117
Dividend option - October 2012	66,741,405	33
As of December 31, 2012	5,448,849,545	2,670
Dividend option - April 2013	83,393,714	41
Convertible bonds conversion - July 2013	192,083,232	94
As of June 30, 2013	5,724,326,491	2,805

First half of 2013

—

“Dividend Option” Program: The AGM held on March 15, 2013 under Point Four of the Agenda, resolved to perform two common stock increases, charged to voluntary reserves, to once again implement the program called the “Dividend Option” (see Note 4). This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said common stock increases should be carried out, within one year of the date on which the agreements are made.

On April 3, 2013, the Executive Committee approved the execution of the first of the capital increases charged to reserves agreed by the aforementioned AGM. As a result of this increase, the Bank’s common stock increased by €40,862,919.86, through the issue and circulation of 83,393,714 shares with a €0.49 par value each.

—

Convertible Bonds-December 2011: On June 30, 2013, the maturity date of the issue, there was a mandatory conversion of the outstanding Convertible Bonds as of that date. An increase in the Bank’s common stock was carried out to pay for this conversion by the issue and distribution of 192,083,232 ordinary shares at a par value of €0.49 each, amounting to a total of €94,120,783.68, with the share premium being €1,143,279,396.8640 (see Note 28).

2012

—

“Dividend Option” Program: The AGM held on March 16, 2012, under Point Four of the Agenda, resolved to perform two common stock increases, charged to voluntary reserves, to once again implement the program called the “Dividend Option” (see Note 4). This confers authority on the Board of Directors, pursuant to article 297.1 a) of the Corporations Act, to indicate the date on which said common stock increases should be carried out, within one year of the date on which the agreements are made.

On April 11, 2012, the Executive Committee, acting on the resolution of the Board of Directors of March 28, 2012, approved the execution of the first of the capital increases charged to reserves agreed by the Annual General Meeting of shareholders on March 16, 2012, in order to execute the “Dividend Option.” As a result of this increase, the Bank’s common stock increased by €40,348,339.01, through the issue and circulation of 82,343,549 shares with a €0.49 par value each.

Likewise, BBVA’s Board of Directors, at its meeting on September 26, 2012, agreed to carry out the second common stock increase under the heading of reserves, in accordance with the terms and conditions agreed upon by the AGM of March 16, 2012. As a result of this increase, the Bank’s common stock increased by €32,703,288.45 through the issue and circulation of 66,741,405 shares with a €0.49 par value each.

—	Convertible Bonds-December 2011: On March 30, 2012 there was a voluntary conversion by holders of Convertible Bonds for a total of €955 million.

An increase in the Bank’s common stock was carried out to pay for this conversion by the issue and distribution of 157,875,375 ordinary shares at a par value of €0.49 each, amounting to a total of €77,358,933.75, with the share premium being €877,313,458.8750 (see Note 28).

In addition, on June 30, 2012 there was a partial mandatory conversion of the outstanding Convertible Bonds as of that date, through a reduction of 50% in their nominal value. Following the execution of these conversions (see Note 23.4) the nominal amount of outstanding Convertible Bonds is €1,238 million.

An increase in the Bank’s common stock was carried out to pay for this conversion by the issue and distribution of 238,682,213 ordinary shares at a par value of €0.49 each, amounting to a total of €116,954,284.37, with the share premium being €1,120,469,780.7072 (see Note 28).

Other resolutions of the General Shareholders Meeting on the issue of shares and other securities

—

Common stock increases: The Bank’s AGM held on March 16, 2012 agreed, in Point Three of the Agenda, to confer authority on the Board of Directors to increase common stock in accordance with Article 297.1.b) of the Corporations Act, on one or several occasions, within the legal deadline of five years from the date the resolution takes effect, up to the maximum nominal amount of 50% of the subscribed and paid-up common stock on the date on which the resolution is adopted. Likewise, an agreement was made to enable the Board of Directors to exclude the preemptive subscription right on those common stock increases in line with the terms of Article 506 of the Corporations Act. This authority is limited to 20% of the common stock of the Bank on the date the agreement is adopted.

—

Convertible securities: At the AGM held on March 16, 2012 the shareholders resolved, in Point Five of the Agenda, to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into BBVA shares, for a maximum total of €12 billion. The powers include the right to establish the different aspects and conditions of each issue; to exclude the pre-emptive subscription right of shareholders in accordance with the Corporations Act; to determine the basis and methods of conversion and/or exchange; and to increase the Banks common stock as required to address the conversion commitments.

—

Other securities: The Bank’s AGM held on March 11, 2011, in Point Six of the agenda, agreed to delegate to the Board of Directors, the authority to issue, within the five-year maximum period stipulated by law, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of debt instruments, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities (that are totally or partially exchangeable for shares already issued by the company itself or by another company, in the market or which can be settled in cash), or any other fixed-income securities, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a limited or indefinite period of time, up to a maximum nominal amount of €250 billion.

28.	Share premium

The changes in the balances under this heading in the accompanying consolidated balance sheets are due to the common stock increases carried out in 2012 and 2013 (see Note 27), as set out below:

Capital Increase	Share premium
As of December 31, 2011	18,970
Convertible bonds conversion - April 2012	878
Convertible bonds conversion - July 2012	1,120
As of December 31, 2012	20,968
Convertible bonds conversion - July 2013	1,143
As of June 30, 2013	22,111

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

29.	Reserves

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Reserves. Breakdown by concepts	Notes	June 2013	December 2012
Legal reserve	29.1	534	481
Restricted reserve for retired capital	29.2	368	387
Reserves for balance revaluations		26	27
Voluntary reserves		6,489	6,154
Total reserves holding company (*)		7,417	7,049
Consolidation reserves attributed to the Bank and dependents consolidated companies.		12,595	12,623
Total Reserves		20,012	19,672

(*) Total reserves of BBVA, S.A. (See Appendix XII).

29.1	Legal reserve

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve. These provisions must be made until the legal reserve reaches 20% of the share capital.

The legal reserve can be used to increase the common stock provided that the remaining reserve balance does not fall below 10% of the increased capital. While it does not exceed 20% of the common stock, it can only be allocated to offset losses exclusively in the case that there are not sufficient reserves available.

29.2	Restricted reserves

As of June 30, 2013 and December 31, 2012, the Bank’s restricted reserves are as follows:

	Millions of Euros
Restricted Reserves	June 2013	December 2012
Restricted reserve for retired capital	88	88
Restricted reserve for Parent Company shares and loans for those shares	278	297
Restricted reserve for redenomination of capital in euros	2	2
Total	368	387

The restricted reserve for retired capital originated in the reduction of the nominal par value of the BBVA shares made in April 2000.

The most significant heading corresponds to restricted reserves related to the amount of shares issued by the Bank in its possession at each date, as well as the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the Introduction of the Euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the Bank’s common stock in euros.

Furthermore, in the individual financial statements for subsidiaries as of June 30, 2013 and December 31, 2012, restricted reserves for a total of €3,489 million and €3,149 million, respectively, are taken into consideration.

29.3	Reserves (losses) by entity

The breakdown, by company or corporate group, under the heading “Reserves” in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Reserves Assigned to the Consolidation Process	June 2013	December 2012
Accumulated reserves (losses)
Holding Company (*)	10,449	10,110
BBVA Bancomer Group	6,551	5,589
BBVA Seguros, S.A.	1,562	1,447
Corporacion General Financiera, S.A.	591	1,118
BBVA Banco Provincial Group	1,238	906
Grupo BBVA Chile Group	984	873
Compañía de Cartera e Inversiones, S.A.	(28)	438
Anida Grupo Inmobiliario, S.L.	374	375
BBVA Suiza, S.A.	313	294
BBVA Continental Group	335	256
BBVA Luxinvest, S.A.	218	230
BBVA Panamá, S.A.	204	177
Grupo BBVA Colombia	313	79
Grupo BBVA Banco Francés	242	65
Bilbao Vizcaya Holding, S.A.	63	51
BBVA Cartera de inversiones, Sicav, S.A.	82	77
Uno-E Bank, S.A.	(64)	(84)
BBVA Renting, S.A.	44	36
Compañía Chilena de Inversiones, S.L.	(123)	(164)
BBVA Portugal Group	(357)	(177)
Participaciones Arenal, S.L.	(180)	(180)
BBVA Propiedad S.A.	(267)	(233)
Anida Operaciones Singulares, S.L.	(1,224)	(850)
BBVA USA Bancshares Group	(1,308)	(1,652)
Real Estate Unnim + Unnim Banc (**)	(1,686)	15
Grupo BBVA Uruguay	(55)	(74)
Rest	(61)	(1)
Subtotal	18,211	18,721
Reserves (losses) of entities accounted for using the equity method:
Citic Group	1,456	859
Garanti Turkiye Bankasi Group	379	127
Tubos Reunidos, S.A.	53	50
Occidental Hoteles Management, S.L.	(93)	(91)
Rest	5	6
Subtotal	1,800	951
Total Reserves	20,012	19,671

(*) Corresponds to the reserve of the Bank after adjustments made through the consolidation process.
(**) Due to the acquisition of Unnim Banc SA by BBVA, SA in 2012, a positive impact was generated in 2013 from the “Asset Protection Scheme” (EPA) which was recorded in reserves of BBVA, S.A.

For the purpose of allocating the reserves and accumulated losses to the consolidated entities and to the parent company, the transfers of reserves arising from the dividends paid and transactions between these entities are taken into account in the period in which they took place.

30.	Other equity instruments and treasury stock

30.1	Other equity instruments

On the first half of 2013, BBVA carried out an issue of perpetual securities eventually convertible (Contingent Convertible) into ordinary shares of BBVA, without pre-emption rights, for a total amount of 1.5 billion US dollars (€1,147 million as of June 30, 2013). The issue allowed for the distribution of discretionary coupons. The issuance was targeted only towards qualified and sophisticated foreign investors and in any case would not be made or subscribed in Spain or among Spanish-resident investors. These securities are listed in the Singapore Exchange Securities Trading Limited.

This instrument has been booked as a “compound financial instrument” as per IAS32 and includes a liability component equal to the present value of the nominal amount of the convertible instrument, This value is not material compared to the total fair value of the instrument since the likelihood of the conditions that trigger mandatory conversion is considered very improbable in the short or mid term. The remaining part of the instrument is recognized within equity in “Other equity instruments – compound financial instruments” in the June 30, 2013 Balance Sheet.

30.2	Treasury stock

In the six months ended June 30, 2013 and 2012 the Group entities performed the following transactions with shares issued by the Bank:

	June 2013		June 2012
Treasury Stock	Number of Shares	Millions of Euros	Number of Shares	Millions of Euros
Balance at beginning	15,462,936	111	46,398,183	300
+ Purchases	340,094,395	2,461	412,976,115	2,370
- Sales and other changes	(322,897,218)	(2,342)	(380,032,921)	(2,241)
+/- Derivatives on BBVA shares	-	-	-	1
+/- Other changes	-	(1)	-	-
Balance at the end	32,660,113	229	79,341,377	430
Of which:
Held by BBVA, S.A.	6,848,689	54	1,683,741	19
Held by Corporación General Financiera, S.A.	25,778,811	175	77,594,670	411
Held by other subsidiaries	32,613	-	62,966	-
Average purchase price in Euros	7.24	-	5.74	-
Average selling price in Euros	7.34	-	5.88	-
Net gain or losses on transactions (Stockholders’ funds-Reserves)	-	20	-	(5)

The percentages of treasury stock held by the Group in the six months ended June 30, 2013 and 2012 are as follows:

	June 2013		June 2012
Treasury Stock	Min	Max	Min	Max
% treasury stock	0.13%	0.72%	0.71%	2.02%

The number of BBVA shares accepted by the Group in pledge of loans as of June 30, 2013 and December 31, 2012, is as follows:

Shares of BBVA Accepted in Pledge	June 2013	December 2012
Number of shares in pledge	117,566,767	132,675,070
Nominal value	0.49	0.49
% of share capital	2.05%	2.43%

The number of BBVA shares owned by third parties but under management of a company within the Group as of June 30, 2013 and December 31, 2012 is as follows:

Shares of BBVA Owned by Third Parties but Managed by the Group	June 2013	December 2012
Number of shares owned by third parties	103,091,818	109,348,019
Nominal value	0.49	0.49
% of share capital	1.80%	2.01%

31.	Valuation adjustments

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

		Millions of Euros
Valuation Adjustments	Notes	June 2013	December 2012
Available-for-sale financial assets	12.4	(121)	(238)
Cash flow hedging		27	36
Hedging of net investments in foreign transactions		(292)	(243)
Exchange differences		(1,732)	(1,164)
Non-current assets held for sale		(30)	(104)
Entities accounted for using the equity method		(317)	(24)
Other valuation adjustments (*)		(448)	(447)
Total		(2,913)	(2,184)
(*) Actuarial gains and losses (see note 2.2.12).

The balances recognized under these headings are presented net of tax.

32.	Non-controlling interests

The breakdown by groups of consolidated entities of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Non-Controlling Interest	June 2013	December 2012
BBVA Colombia Group	51	51
BBVA Chile Group	441	495
BBVA Banco Continental Group	627	697
BBVA Banco Provincial Group	786	883
BBVA Banco Francés Group	201	190
Other companies	99	56
Total	2,205	2,372

These amounts are broken down by groups of consolidated entities under the heading “Profit attributable to non-controlling interests” in the accompanying consolidated income statements:

	Millions of Euros
Profit attributable to Non-Controlling Interests	June 2013	June 2012
BBVA Colombia Group	6	7
BBVA Chile Group	68	53
BBVA Banco Continental Group	173	99
BBVA Banco Provincial Group	111	128
BBVA Banco Francés Group	28	32
Other companies	22	4
Total	408	322

33.	Capital base and capital management

Capital base

Bank of Spain Circular 3/2008, of May 22, 2008, and its subsequent amendments on the calculation and control of minimum capital base requirements (“Circular 3/2008”), regulate the minimum capital base requirements for Spanish credit institutions –both as individual entities and as consolidated groups– and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

The minimum capital base requirements established by Circular 3/2008 are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange-rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said Circular and the internal Corporate Governance obligations.

Circular 3/2008 implements Spanish regulations on capital base and consolidated supervision of financial institutions, as well as adapting Spanish law to the relevant European Union Capital Requirements Directives (CRD), in compliance with the accords by the Committee on Banking Supervision of the Bank for International Settlements in Basel.

Within the framework of recommendations, in December 2010 the Committee on Banking Supervision published “Basel III: A global regulatory framework for more resilient banks and banking systems”, to assist the financial sector when coping with the effects of financial or economic crises. The European Union worked from this point forward to incorporate the Basel recommendations to a new capital regulation, and after two years of negotiations, “CRD4” was published in the European Union Official Bulletin on June 27, 2013, This regulation replaces 2006/48 and 2006/49 (CRD2 and CRD3) Capital and CRR. This directive is expected to be effective January 1, 2014, with an implementation period of six months, after which, national regulations will be repealed.

The BBVA Group is ready to comply with the significant modifications in the capital regulatory framework for financial entities (BIS III according to CRD4), such as those envisioned to affect insurance entities (“Solvency II”). Therefore, the BBVA Group complies without any difficulties with the new and more demanding requirements, showing greater solvency and stability.

As of June 30, 2013, nevertheless, Circular 3/2008 was still the current regulation in place and the Bank’s capital exceeded by more than 48% the minimum capital base level required by said regulation.

The Group’s bank capital in accordance with the aforementioned Circular 3/2008, considering entities scope required by said regulation, as of June 30, 2013 and December 31, 2012 is shown below:

	Millions of Euros
Capital Base	June 2013 (*)	December 2012
Basic equity	38,778	36,393
Common Stock	2,805	2,670
Parent company reserves	39,727	38,149
Reserves in consolidated companies	214	1,042
Non-controlling interests	2,072	2,025
Other equity instruments	2,960	3,074
Deductions (Goodwill and others)	(11,114)	(10,903)
Attributed net income (less dividends)	2,114	335
Additional equity	4,106	4,461
Other deductions	(5,454)	(5,272)
Additional equity due to mixed group (**)	1,795	1,275
Total Equity	39,225	36,858

Minimum equity required	26,488	26,353

(*) Provisional data. (**) Mainly insurance companies in the Group.

The changes in the first six months of 2013 in the amounts of basic capital shown in the above table are basically due to the earnings for the period, partially offset by the increase in activity by Non-Spanish subsidiaries and the negative impact of the exchange differences. The reduction in additional capital is mainly due to the decrease in weighting of subordinated debentures, exchange rate effect and decrease in maturity periods; and increase in value of deducted investments,

In addition to that established in Circular 3/2008, Spanish financial groups and entities must comply with the capital requirements set forth by Royal Decree-Law 2/2011 of August 31 to reinforce the Spanish financial system. This standard was issued for the purpose of reinforcing the solvency of the Spanish financial entities. It thus established a new minimum requirement in terms of core capital on risk-weighted assets which is more restrictive than the one set out in the aforementioned Circular, and that must be greater than 9%. As of June 30, 2013, the BBVA Group’s ratio exceeded the corresponding minimum requirement and stood at 10.3% (provisional figure).

As of June 30, 2013 the BBVA Group also complied with the recommendations made by the EBA about minimum capital levels calculated based on June 2012 requirements.

Capital management

Capital management in the BBVA Group has a twofold aim:

–	Maintain a level of capitalization according to the business objectives in all countries in which it operates and, simultaneously,

–

Maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, a good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: shares, preferred securities and subordinate debt.

This capital management is carried out in accordance with the criteria of the Bank of Spain Circular 3/2008 and subsequent amendments both in terms of determining the capital base and the solvency ratios. Prudential and minimum capital requirements also have to be met for the subsidiaries subject to prudential supervision in other countries.

The current regulation allows each entity to apply its own internal ratings-based (IRB) approach to risk assessment and capital management, subject to Bank of Spain approval. The BBVA Group carries out an integrated management of these risks in accordance with its internal policies (see Note 7) and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios.

Capital is allocated to each operating segment of the BBVA Group (see Note 6) according to economic risk capital (ERC) criteria, which are based on the concept of unexpected loss with a specific confidence level, as a function of a solvency target determined by the Group, at two levels:

–	Core capital, which determines the allocated capital and is used as a reference to calculate the return on equity (ROE) generated by each business; and

–	Total capital, which determines the additional allocation in terms of subordinate debt and preferred securities.

Due to its sensitivity to risk, ERC is an element linked to management policies of the BBVA Group businesses themselves. It standardizes capital allocation among them in accordance with the risks incurred and makes it easier to compare their profitability. The calculation of ERC combines credit risk, market risk, structural risk associated with the balance sheet, equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. Internal models were used that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

34.	Contingent risks and commitments

The breakdown of the balance under these headings in the accompanying consolidated balance sheets is as follows:

	Millions of Euros
Contingent Risks and Commitments	June 2013	December 2012
Contingent Risks
Collateral, bank guarantees and indemnities	28,405	29,976
Rediscounts, endorsements and acceptances	31	36
Letter of credit and others	5,824	7,007
Total Contingent Risks	34,260	37,019
Contingent Liabilities
Balances drawable by third parties:	82,814	83,519
Credit Institutions	1,598	1,946
Government and other government agency	1,229	1,360
Other resident sectors	21,030	21,982
Non-resident sector	58,957	58,231
Other contingent liabilities	13,195	6,624
Total Contingent liabilities	96,009	90,142

Total contingent risks and contingent liabilities	130,269	127,161

Since a significant portion of the amounts above will expire without any payment obligation materializing for the consolidated entities, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the BBVA Group to third parties.

In six months ended June 30, 2013 and the year 2012 no issuance of debt securities carried out by associate entities of the BBVA Group, joint venture entities (accounted for using the equity method) or non-Group entities have been guaranteed.

35.	Assets assigned to other own and third-party obligations

In addition to those assets mentioned in other Notes in these annual financial statements (see Notes 13 and 26) as of June 30, 2013 and December 31, 2012, the assets of consolidated entities that guaranteed their own obligations amounted to €111,851 million and €125,174 million, respectively. These amounts mainly correspond to loans linked to the issue of long-term covered bonds (see Note 23.3) which, pursuant to the Mortgage Market Act, are admitted as collateral for the issue of covered bonds and to assets allocated as collateral for certain lines of short-term finance assigned to the BBVA Group by central banks.

As of June 30, 2013 and December 31, 2012, there were no other BBVA Group assets linked to any third-party obligations.

36.	Other contingent assets and liabilities

As of June 30, 2013 and December 31, 2012, there were no contingent assets or liabilities of significant amount other than those mentioned in these financial statements.

37.	Purchase and sale commitments and future payment obligations

The breakdown of purchase and sale commitments of the BBVA Group as of June 30, 2013 and December 31, 2012 is as follows:

		Millions of Euros
Purchase and Sale Commitments	Notes	June 2013	December 2012
Financial instruments sold with repurchase commitments		53,854	56,196
Central Banks	9	93	5,614
Credit Institutions	23.1	16,446	21,533
Government and other government agencies	23.2	16,951	16,607
Other resident sectors	23.2	14,108	8,443
Non-resident sectors	23.2	6,256	3,999
Financial instruments purchased with resale commitments		16,074	10,378
Central Banks	9	711	476
Credit Institutions	13.1	8,907	6,783
Government and other government agencies	13.2	-	-
Other resident sectors	13.2	6,327	2,516
Non-resident sectors	13.2	129	602

Future payment obligations other than those mentioned in the notes above correspond mainly to short-term (under 3 year) obligations amounting to around €254 million for leases payable derived from operational leasing contracts, and around €36 million for obligations derived from the purchase of IT projects and others.

38.	Transactions on behalf of third parties

As of June 30, 2013 and December 31, 2012 the details of the most significant items under this heading are as follows:

	Millions of Euros
Transactions on Behalf of Third Parties	June 2013	December 2012
Financial instruments entrusted by third parties	627,613	502,047
Conditional bills and other securities received for collection	3,814	3,951
Securities received in credit	4,336	5,915

As of June 30, 2013 and December 31, 2012 the off-balance sheet customer funds managed by the BBVA Group are as follows:

	Millions of Euros
Off-Balance Sheet Customer Funds by Type	June 2013	December 2012
Commercialized by the Group
Investment companies and mutual funds	40,994	40,118
Pension funds	53,524	84,500
Customer portfolios managed on a discretionary basis	22,887	28,138
Of which:
Portfolios managed on a discretionary	6,703	11,998
Commercialized by the Group managed by third parties outside the Group
Investment companies and mutual funds	124	70
Pension funds	28	29
Saving insurance contracts	-	-
Total	117,557	152,855

39.	Interest income and expense and similar items

39.1	Interest and similar income

The breakdown of the interest and similar income recognized in the accompanying consolidated income statement is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Origin.	June 2013	June 2012
Central Banks	142	111
Loans and advances to credit institutions	174	198
Loans and advances to customers	9,104	9,412
Government and other government agency	419	442
Resident sector	2,501	2,951
Non resident sector	6,184	6,019
Debt securities	1,758	1,763
Held for trading	484	611
Available-for-sale financial assets and held-to-maturity investments	1,274	1,152
Rectification of income as a result of hedging transactions	(149)	(178)
Insurance activity	550	480
Other income	252	283
Total	11,831	12,069

The amounts recognized in consolidated equity in the two periods in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during these periods are given in the accompanying “Consolidated statements of recognized income and expenses.”

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Income Resulting from Hedge Accounting	June 2013	June 2012
Cash flow hedging	24	26
Fair value hedging	(173)	(204)
Total	(149)	(178)

39.2	Interest and similar expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Interest and Similar Expenses. Breakdown by Origin	June 2013	June 2012
Bank of Spain and other central banks	99	157
Deposits from credit institutions	609	746
Customers deposits	2,489	2,182
Debt certificates	1,443	1,454
Subordinated liabilities	275	354
Rectification of expenses as a result of hedging transactions	(632)	(508)
Cost attributable to pension funds (Note 26)	102	131
Insurance activity	404	334
Other charges	143	158
Total	4,932	5,008

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

	Millions of Euros
Adjustments in Expenses Resulting from Hedge Accounting	June 2013	June 2012
Cash flow hedging	(4)	1
Fair value hedging	(628)	(509)
Total	(632)	(508)

39.3	Average return on investments and average borrowing cost

The detail of the average return on investments in the six months ended June 30, 2013 and 2012 is as follows:

	Millions of Euros
	June 2013			June 2012
Asset	Average Balances	Interest and Similar Income	Interest Rates (%)	Average Balances	Interest and Similar Income	Interest Rates (%)
Cash and balances with central banks	27,545	142	1.04	21,940	111	1.02
Securities portfolio and derivatives	169,602	2,191	2.61	158,610	2,115	2.68
Loans and advances to credit institutions	26,194	201	1.55	24,487	230	1.89
Loans and advances to customers	340,705	9,232	5.46	341,414	9,524	5.61
Euros	210,125	3,186	3.06	213,626	3,688	3.47
Foreign currency	130,580	6,046	9.34	127,788	5,835	9.18
Other finance income	-	-	-	-	-	-
Other assets	46,213	65	0.28	41,482	89	0.43
Totals	610,259	11,831	3.91	587,933	12,069	4.13

The average borrowing cost in the six months ended June 30, 2013 and 2012 is as follows:

	Millions of Euros
	June 2013			June 2012
Liabilities	Average Balances	Interest and Similar Expenses	Interest Rates (%)	Average Balances	Interest and Similar Expenses	Interest Rates (%)
Deposits from central banks and credit institutions	89,977	817	1.83	94,151	1,026	2.19
Customer deposits	286,906	2,311	1.62	269,402	2,189	1.63
Euros	150,832	996	1.33	146,959	920	1.26
Foreign currency	136,074	1,315	1.95	122,443	1,269	2.08
Debt certificates and subordinated liabilities	100,907	1,385	2.77	101,668	1,379	2.73
Other finance expenses	-	-	-	-	-	-
Other liabilities	86,041	419	0.98	81,225	414	1.03
Equity	46,428	-	-	41,487	-	-
Totals	610,259	4,932	1.63	587,933	5,008	1.71

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	Millions of Euros

	June 2013 / 2012			June 2012/ 2011
Interest Income and Expense and Similar Items. Change in the Balance	Volume Effect (1)	Price Effect (2)	Total Effect	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	28	3	31	17	(34)	(17)
Securities portfolio and derivatives	140	(64)	76	355	(169)	186
Loans and advances to credit institutions	15	(44)	(29)	(25)	(47)	(72)
Loans and advances to customers	(46)	(246)	(292)	194	606	800
In Euros	(70)	(432)	(502)	(118)	223	104
In other currencies	111	100	211	669	26	695
Other assets	10	(34)	(24)	13	6	19
Interest and similar incomes	424	(662)	(238)	789	127	916
Deposits from central banks and credit institutions	(48)	(161)	(209)	345	(163)	182
Customer deposits	136	(14)	122	(22)	(227)	(249)
In Euros	22	55	76	(42)	(103)	(145)
In other currencies	137	(92)	46	41	(145)	(104)
Debt certificates and subordinated liabilities	(14)	20	6	(112)	266	153
Other liabilities	23	(18)	5	139	(136)	4
Interest and similar expenses	176	(252)	(76)	348	(258)	90
Net Interest Income			(162)			825
(1) The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.
(2) The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

40.	Income from equity instruments

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 41), as can be seen in the breakdown below:

	Millions of Euros
Dividend Income	June 2013	June 2012
Dividends from:
Financial assets held for trading	21	82
Available-for-sale financial assets	44	255
Total	65	337

41.	Share of profit or loss of entities accounted for using the equity method

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

	Millions of Euros

Investments in Entities Accounted for Using the Equity Method	June 2013	June 2012
CITIC Group	228	364
Garanti Group	190	176
Metrovacesa, S.A.	(35)	(10)
Corporación IBV Participaciones Empresariales, S.A. (*)	-	4
Occidental Hoteles Management, S.L.	1	(7)
Rest	23	15
Total	407	542
(*) As of June 30, 2013, the investment is recorded as non-current assets held for sale and liabilities associated with non-current assets held for sale.

42.	Fee and commission income

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Income	June 2013	June 2012
Commitment fees	93	88
Contingent risks	156	163
Letters of credit	23	26
Bank and other guarantees	133	137
Arising from exchange of foreign currencies and banknotes	11	15
Collection and payment services income	1,494	1,355
Bills receivables	32	36
Current accounts	179	192
Credit and debit cards	937	807
Checks	122	110
Transfers and others payment orders	163	147
Rest	61	63
Securities services income	576	539
Securities underwriting	46	42
Securities dealing	103	92
Custody securities	166	163
Investment and pension funds	200	182
Rest assets management	61	60
Counseling on and management of one-off transactions	7	4
Financial and similar counseling services	19	19
Factoring transactions	19	20
Non-banking financial products sales	60	50
Other fees and commissions	257	291
Total	2,692	2,544

43.	Fee and commission expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Fee and Commission Expenses	June 2013	June 2012
Brokerage fees on lending and deposit transactions	-	2
Fees and commissions assigned to third parties	440	363
Credit and debit cards	370	302
Transfers and others payment orders	24	19
Securities dealing	3	6
Rest	43	36
Other fees and commissions	171	147
Total	611	512

44.	Net gains (losses) on financial assets and liabilities (net)

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Heading of the Balance Sheet	June 2013	June 2012
Financial assets held for trading	98	208
Other financial assets designated at fair value through profit or loss	32	46
Other financial instruments not designated at fair value through profit or loss	664	470
Available-for-sale financial assets	533	317
Loans and receivables	118	19
Rest	13	134
Total	794	724

The breakdown of the balance under this heading in the accompanying income statements by the nature of financial instruments is as follows:

	Millions of Euros
Gains (Losses) on Financial Assets and Liabilities Breakdown by Nature of the Financial Instrument	June 2013	June 2012
Debt instruments	625	353
Equity instruments	40	(374)
Loans and advances to customers	29	24
Derivatives	91	645
Customer deposits	17	30
Rest	(8)	46
Total	794	724

The breakdown of the balance of the impact of the derivatives (trading and hedging) under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Derivatives Trading and Hedging	June 2013	June 2012
Trading derivatives
Interest rate agreements	196	447
Security agreements	(25)	194
Commodity agreements	1	(20)
Credit derivative agreements	(80)	(40)
Foreign-exchange agreements	(27)	(64)
Other agreements	(6)	(2)
Subtotal	59	515
Hedging Derivatives Ineffectiveness
Fair value hedging	(67)	130
Hedging derivative	(612)	(298)
Hedged item	545	428
Cash flow hedging	99	-
Subtotal	32	130
Total	91	645

In addition, in the six months ended 2013 and 2012, under the heading “Exchange differences (net)” of the income statement, net amounts of positive €142.5 million and negative €173 million, respectively, were recognized for transactions with foreign exchange trading derivatives.

45.	Other operating income and expenses

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Income	June 2013	June 2012
Income on insurance and reinsurance contracts	1,948	2,023
Financial income from non-financial services	397	350
Of Which: Real estate companies	192	94
Rest of other operating income	209	458
Of Which: from rented buildings	33	28
Total	2,554	2,831

The breakdown of the balance under the heading “Other operating expenses” in the accompanying consolidated income statements is as follows:

	Millions of Euros
Other Operating Expenses	June 2013	June 2012
Expenses on insurance and reinsurance contracts	1,477	1,533
Change in inventories	222	157
Of Which: Real estate companies	181	87
Rest of other operating expenses	1,012	1,051
Of Which: Contributions to guaranteed banks deposits funds	331	323
Total	2,711	2,741

46.	Administration costs

46.1	Personnel expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Personnel Expenses	Notes	June 2013	June 2012
Wages and salaries		2,120	2,033
Social security costs		355	324
Transfers to internal pension provisions	26.2	37	26
Contributions to external pension funds	26.1	49	46
Other personnel expenses		247	221
Total		2,808	2,650

The breakdown of the average number of employees in the BBVA Group in the six months ended June 30, 2013 and 2012, by professional categories and geographical areas, is as follows:

	Average Number of Employees
Average Number of Employees by Geographical Areas	June 2013	June 2012
Spanish banks
Executive managers	1,126	1,132
Other line personnel	22,620	21,235
Clerical staff	4,607	3,889
Branches abroad	811	899
Subtotal	29,164	27,154
Companies abroad
Mexico	28,208	28,060
United States	10,754	11,159
Venezuela	5,297	5,425
Argentina	5,217	5,097
Colombia	4,848	4,627
Peru	5,123	4,815
Other	5,064	5,795
Subtotal	64,511	64,978
Pension fund managers	3,064	7,764
Other non-banking companies	16,716	11,589
Total	113,455	111,485

The breakdown of the number of employees in the BBVA Group as of June 30, 2013 and 2012, by category and gender, is as follows:

Number of Employees at the period end Professional Category and Gender	June 2013		June 2012
	Male	Female	Male	Female
Executive managers	1,701	373	1,743	362
Other line personnel	25,117	22,551	25,103	22,494
Clerical staff	26,623	36,421	26,564	36,339
Total	53,441	59,345	53,410	59,195

46.1.1	Share-based employee remuneration

The amounts registered under the heading “Personnel expenses - Other personnel expenses” in the consolidated income statements for the six months ended June 30, 2013 and 2012, corresponding to the plans for remuneration based on equity instruments in force in each year, amounted to €31 million and €30 million, respectively. These amounts have been registered with a balancing entry under the heading “Stockholders’ funds – Other equity instruments” in the accompanying consolidated balance sheets, net of tax effect.

The characteristics of the Group’s plans for remuneration based on equity instruments are described below.

Variable Share-based Remuneration System

BBVA’s AGM held on March 11, 2011 approved a variable share-based remuneration system for the BBVA management team, including the executive directors and members of the Management Committee (the “Variable Share-Based Remuneration System” or the “System”). Its conditions are approved each year and for 2013 they were approved by BBVA’s AGM held on March 15, 2013.

This system is based on a specific incentive for members of the Executive Team (the “Incentive”). It consists of an annual allocation to each beneficiary of a number of units that serve as the basis for determining the number of shares that may correspond to them upon settlement of the Incentive, based on the level of compliance with indicators established each year by the AGM and taking into account the total shareholder return (TSR), the Group’s recurring Economic Profit (EP) and the Group’s net adjusted attributable profit.

This Incentive, together with the ordinary variable remuneration in cash that corresponds to each executive, constitutes their annual variable remuneration (the “Annual Variable Remuneration”).

At the close of each year, the number of units allocated is divided into three parts, each associated to one of the indicators according to the weights determined for them at the time. Each part is then multiplied by a coefficient ranging from 0 to 2, based on a scale defined each year for each of the indicators.

The resulting BBVA shares are subject to the following retention criteria:

-	40 percent of the BBVA shares received shall be freely transferable by the beneficiaries at the time of their delivery;

-	30 percent of the BBVA shares are transferable one year after the settlement date of the incentive; and

-	The remaining 30 percent are transferable starting two years after the settlement date of the incentive.

In addition to the above, the Bank has a specific annual variable remuneration settlement and payment system for those Bank employees and executive managers (including executive board members and members of the Management Committee) whose professional activities may significantly influence the Bank’s risk profile or who perform control functions.

The specific settlement and payment rules for the Annual Variable Remuneration of executive board members and members of the Management Committee are described in Note 56. The following rules (“Special Settlement and Payment System”) are applied to the rest of the group mentioned above (the “Identified Staff”):

-	At least 50% of the total Annual Variable Remuneration of the executive team members of the Identified Staff shall be paid in BBVA shares.

-	The Identified Staff who are not members of the executive team shall receive 50% of their ordinary variable remuneration in BBVA shares.

-	Payment of 40% of the annual variable remuneration, in both cash and shares, shall be deferred, with the deferred amount being paid over a period of three years.

-

All shares awarded under the aforementioned rules shall not be available for one year from their award. This restriction shall be applied on the net value of the shares, after deducting the part necessary for the beneficiaries to meet their tax liabilities on the shares received. Hedging using shares that have been delivered but are unavailable and shares pending receipt shall not be permitted.

-

In addition, under certain circumstances payment of the Annual Variable Remuneration that is deferred and pending payment may be limited or even stopped, and it has been decided to update these deferred amounts.

Once the incentive plan expires on December 31, 2012, and in order to calculate the number of shares, a multiplied of 0.4475 was applied to the units assigned to each beneficiary, subject to the settlement and payment process described above. The total number of shares was therefore 3,018,133.

Multi-year Variable Remuneration Plan 2010/2011

The duration of the Multi-Year Variable Share-Based Remuneration Program for 2010-2011, approved by the AGM on March 12, 2010, was concluded on December 31, 2011. At this point, under the terms established in the Program itself and approved by the AGM, the conditions for its settlement were determined by comparing BBVA’s TSR with that of 18 of its international peers during the period that the Program was in operation. BBVA was in 4th place in the comparative table, giving a multiplier ratio of 2 to be applied to the units allocated to each beneficiary.

This Program incorporated some restrictions to granting shares to the beneficiaries after their settlement. These shares are available as follows:

-	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

-	30 percent of the shares are transferable one year after the settlement date of the Program; and

-	The remaining 30 percent are transferable starting two years after the settlement date of the Program.

After this Program had been established by the AGM, Royal Decree 771/2011 was published, requiring the application of certain deferment, unavailability and limitation rules to the remuneration granted and still unpaid prior to its coming into force, and referring to services rendered since 2010.

The law meant that the requirements established under the aforementioned Royal Decree 771/2011 must be applied to the 2010-2011 Program. Therefore, the Bank’s AGM, held on March 16, 2012, approved the modification of the settlement and payment system of the 2010-2011 Program to adapt it to the terms of Royal Decree 771/2011.

These specific rules, which are described in the above section (Special Settlement and Payment System), will only be applied to those executives, including executive directors and members of the Management Committee, who are beneficiaries of this Program and whose professional activity may significantly influence the entity’s risk profile. In this case, settlement and payment of the BBVA shares corresponding to the Program will be made under the scheme defined for that effect.

The corresponding BBVA shares were delivered in the first quarter of 2012 under the stipulated conditions. Delivery has been deferred to 2013, 2014 and 2015 for the shares corresponding to the members of the Identified Staff who were beneficiaries as of the settlement date of the Program, since they were affected by the Special Settlement and Payment System (see Note 56).

In the first semester of 2013, the beneficiaries mentioned above received 351,905 shares that were previously deferred and €146,744 as part of the settlement of such shares.

BBVA Compass Long-Term Incentive Plan

2010-2012 Plan: Once the 2010-2012 Plan expired on December 31, 2012 BBVA Compass settled the plan applying a multiplier of 0.4 to the “restricted shares”.

During the first semester of 2013 BBVA Compass delivered 106,268 shares. For those BBVA Compass employees whose professional duties have material impact in the risk profile of the bank, the delivery of the shares will be deferred for a period of three years.

46.2	General and administrative expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
General and Administrative Expenses	June 2013	June 2012
Technology and systems	401	338
Communications	145	154
Advertising	196	173
Property, fixtures and materials	449	433
Of which: Rent expenses (*)	239	246
Taxes other than income tax	211	197
Other expenses	623	577
Total	2,025	1,872
(*) The consolidated companies do not expect to terminate the lease contracts early.

47.	Depreciation and amortization

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

		Millions of Euros
Depreciation and Amortization	Notes	June 2013	June 2012
Tangible assets	19	285	267
For own use		274	254
Investment properties		11	10
Operating lease		-	3
Other Intangible assets	20.2	250	178
Total		535	445

48.	Provisions (net)

In the six months ended June 30, 2013 and 2012, the net allowances charged to the income statement under the headings “Provisions for pensions and similar obligations”, “Provisions for contingent risks and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” in the accompanying consolidated income statements are as follows:

		Millions of Euros
Provisions (Net)	Notes	June 2013	June 2012
Provisions for pensions and similar obligations	26	179	104
Provisions for contingent risks and commitments	7.1.8	35	42
Provisions for taxes and other legal contingencies		1	6
Other Provisions		58	76
Total		273	228

49.	Impairment losses on financial assets (net)

The breakdown of impairment losses on financial assets by the nature of those assets in the accompanying consolidated income statements is as follows:

		Millions of Euros
Impairment Losses on Financial Assets (Net)	Notes	June 2013	June 2012
Available-for-sale financial assets	12	35	26
Debt securities		23	(3)
Other equity instruments		12	29
Loans and receivables	7.1.8	2,600	3,209
Of which:
Recovery of written-off assets		174	160
Total		2,635	3,235

50.	Impairment losses on other assets (net)

The impairment losses on non-financial assets broken down by the nature of those assets in the accompanying consolidated income statements are as follows:

		Millions of Euros
Impairment Losses on Other Assets (Net)	Notes	June 2013	June 2012
Goodwill	20.1 -17	5	34
Other intangible assets	20.2	7	-
Tangible assets	19	56	14
For own use		19	-
Investment properties		37	14
Inventories	22	143	207
Rest		3	14
Total		214	269

51.	Gains (losses) on derecognized assets not classified as non-current assets held for sale

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

	Millions of Euros
Gains and Losses on Derecognized Assets Not Classified as Non-current Assets Held for Sale	June 2013	June 2012
Gains
Disposal of investments in subsidiaries	61	29
Disposal of tangible assets and other	634	17
Losses:
Disposal of investments in subsidiaries	-	(20)
Disposal of tangible assets and other	(2)	(5)
Total	693	21

During 2013, a reinsurance agreement has been registered with the reinsurance entity Scor Global Life (see Note 18).

52.	Gains (losses) on non-current assets held for sale

52.1	Gains (losses) on non-current assets held for sale not classified as discontinued operations

The main items included in the balance under this heading in the accompanying consolidated income statements are as follows:

		Millions of Euros
Gains (Losses) in Non-current Assets Held for Sale	Notes	June 2013	June 2012
Gains (losses) on sale of real estate		(6)	(29)
Impairment of non-current assets held for sale	16	(303)	(258)
Gains (losses) on sale of investments classified as assets held for sale		-	-
Total		(309)	(287)

52.2	Gains (losses) on non-current assets held for sale classified as discontinued operations

The earnings generated by discontinued operations are shown below. The comparative figures have been recalculated to include the operations classified as discontinued.

	Millions of Euros
Profit or loss from discontinued operations	June 2013	June 2012
Interest income/(charges)	3	5
Income for companies accounted for using the equity method	5	4
Net fee and commission income	176	300
Gains/losses on financial assets and liabilities	9	28
Exchange differences	-	-
Other operating income (net)	(8)	(1)
Total income	185	336
Personnel expenses	(42)	(65)
Other general administrative expenses	(25)	(43)
Depreciation and amortization	(4)	(5)
Provisions	1	(1)
Impairment losses on financial assets	-	-
Profit (loss) from operations	114	222
Gains (losses) on disposal of assets not classified as non-current assets held for sale	1	1
Profit (loss) before tax	115	223
Income tax	(25)	(51)
Profit (loss) from discontinued operations (*)	90	171
Profit from business sale agreements (**)	1,303
Total	1,393	171

(*) Originated until the date of the sale agreement (**) Includes the gross profit and profit attributable to non-controlling interests and the impact of exchange/translation differences

53.	Consolidated statements of cash flows

Cash flows from operating activities decreased in the six months ended June 30, 2013 by €13,970 million (compared with an increase of €5,683 million in the same period in 2012). The most significant reasons for the change occurred under the headings “Financial liabilities at amortized cost” and “Financial instruments held for trading”.

The most significant variances in cash flows from investment activities between January 1, 2013 and June 30, 2013 corresponded to “Non-current assets held for sale” and “Held-to-maturity investments”, due to portfolio amortization (Note 14).

Cash flows from financing activities increased in the first six months of 2013 by €138 million (compared to €2,646 million decrease in the same period of 2012), with the most significant changes corresponding to the acquisition and amortization of own equity instruments, “Subordinated liabilities”, and dividend payments.

The table below shows the breakdown of the main cash flows related to investing activities as of June 30, 2013 and December 31, 2012:

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
June 2013	Investments (-)	Divestments (+)
Tangible assets	6	-
Intangible assets	152	-
Investments	22	-
Subsidiaries and other business units	-	-
Non-current assets held for sale and associated liabilities	-	1,843
Held-to-maturity investments	-	406
Other settlements related to investment activities	-	-

	Millions of Euros
Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
June 2012	Investments (-)	Divestments (+)
Tangible assets	539	-
Intangible assets	220	-
Investments	-	-
Subsidiaries and other business units	-	3
Non-current assets held for sale and associated liabilities	-	-
Held-to-maturity investments	-	-
Other settlements related to investment activities	-	-

The net cash flows attributable to the operating, investment and finance activities for discontinued operations are not significant.

54.	Accountant fees and services

The details of the fees for the services contracted by entities of the BBVA Group in the six months ended June 30, 2013 with their respective auditors and other audit entities are as follows:

Millions of Euros

Fees for Audits Conducted	June 2013
Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit (*)	9.8
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	2.3
Fees for audits conducted by other firms	-
(*) Including fees belonging to annual statutory audits (€8.6 million)

In the six months ended June 30, 2013, other entities in the BBVA Group contracted other services (other than audits) as follows:

Millions of Euros

Other Services Contracted	June 2013
Firms belonging to the Deloitte worldwide organization	1.7
Other firms	14.8
(*) Including € 0.5 million related to fees for tax services.

The services provided by the auditors meet the independence requirements established under Law 44/2002, of 22 November 2002, on Measures Reforming the Financial System and under the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they do not include the performance of any work that is incompatible with the auditing function.

55.	Related-party transactions

As financial institutions, BBVA and other entities in the Group engage in transactions with related parties in the normal course of their business. All of these transactions are of little relevance and are carried out under normal market conditions.

55.1	Transactions with significant shareholders

As of June 30, 2013 there were no shareholders considered significant (see Note 27).

55.2	Transactions with BBVA Group entities

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the BBVA Group with associates and joint venture entities accounted for using the equity method (see Note 2.1) are as follows:

	Millions of Euros
Balances arising from transactions with Entities of the Group	June 2013	December 2012
Assets:
Loans and advances to credit institutions	390	212
Loans and advances to customers	772	820
Liabilities:
Deposits from credit institutions	158	28
Customer deposits	364	180
Debt certificates	-	-
Memorandum accounts:
Contingent risks	715	102
Contingent commitments	18	114

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associated and joint venture entities that are consolidated by the equity method are as follows:

	Millions of Euros
Balances of Income Statement arising from transactions with Entities of the Group	June 2013	June 2012
Income statement:
Financial incomes	22	9
Financial costs	3	1

There were no other material effects in the consolidated financial statements arising from dealings with these entities, other than the effects from using the equity method (see Note 2.1) and from the insurance policies to cover pension or similar commitments, as described in Note 26. As of June 30, 2013, the notional amount of the derivatives entered into by the BBVA Group with those entities amounted to €2,525 million (of which €1,074 million corresponded to futures transactions with the CITIC Group and 1,379 with the Garanti Group).

In addition, as part of its normal activity, the BBVA Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

55.3	Transactions with members of the Board of Directors and the Management Committee

The information on the remuneration of the members of the BBVA Board of Directors and the Management Committee is included in Note 56.

As of June 30, 2013 and December 31, 2012 there were no loans granted by the Group’s credit institutions to the members of the Bank’s Board of Directors. As of June 30, 2013 and December 31, 2012, the amount disposed of the loans granted by the Group’s entities to the members of the Management Committee (excluding the executive directors) amounted to €6,087 thousand and €7,401 thousand, respectively.

As of June 30, 2013 and December 31, 2012 the amount disposed of the loans granted to parties related to the members of the Bank’s Board of Directors amounted to €12,140 and €13,152 thousand, respectively. As of these dates, there were no loans granted to parties linked to members of the Bank’s Management Committee.

As of June 30, 2013 and December 31, 2012 no guarantees had been granted to any member of the Board of Directors.

As of June 30, 2013 and December 31, 2012, no guarantees had been granted to any member of the Management Committee.

As of June 30, 2013 and December 31, 2012, the amount disposed for guarantee and commercial loan transactions arranged with parties related to the members of the Bank’s Board of Directors and Management Committee totaled €4,654 and €3,327 thousand, respectively.

55.4	Transactions with other related parties

In the six months ended June 30, 2013 and 2012, the Group did not perform any transactions with other related parties that did not belong to the normal course of their business, that were not under market conditions or that were relevant for the consolidated equity, financial situation or earnings of the BBVA Group.

56.	Remuneration and other benefits of the Board of Directors and Members of the Bank’s Management Committee

—	Remuneration of non-executive directors

The remuneration paid to non-executive directors who were members of the Board of Directors during the six months ended June 30, 2013 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Remuneration of Non-Executive Directors	Board of Directors	Executive Committee	Audit Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	64	-	36	-	51	-	151
Juan Carlos Álvarez Mezquíriz	64	83	-	-	20	-	168
Ramón Bustamante y de la Mora	64	-	36	54	-	-	154
José Antonio Fernández Rivero (1)	64	-	-	107	20	-	192
Ignacio Ferrero Jordi	64	83	-	-	-	21	169
Belén Garijo López	64	-	36	-	-	-	100
Carlos Loring Martinez de Irujo	64	-	36	-	-	54	154
José Maldonado Ramos	64	83	-	-	20	21	190
Jose Luis Palao García-Suelto	64	-	89	54	-	-	207
Juan Pi Llorens	64	-	-	54	-	21	139
Susana Rodríguez Vidarte	64	-	36	-	20	21	142
Total (2)	707	251	268	268	132	139	1,765
(1) Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of € 326 thousand in early retirement benefit as a former director of BBVA.

(2) Mr. Enrique Medina Fernández, received a total of € 167 thousand as member of the Board of Directors, the Executive Committee and the Risk Committee, until he resigned as BBVA director on May 29, 2013.

—	Remuneration of executive directors

The remuneration paid to executive directors of the Bank in the six months ended June 30, 2013 is indicated below, broken down by type of remuneration:

	Thousands of Euros
Remuneration of Executive Directors	Fixed Remuneration	Variable Remuneration (1)	Total Cash (2)	Variable Remuneration in BBVA Shares (1)
Chairman and CEO	983	785	1,768	108,489
President and COO	874	478	1,352	66,098
González-Páramo Martínez-Murillo, José Manuel(*)	66	-	66	-
Total	1,923	1,263	3,186	174,587

(*)	Mr. José Manuel González-Páramo Martínez-Murillo was appointed as director of BBVA by the Board of Directors on May 29, 2013.
(1)

These amounts correspond to Variable Annual Remuneration of executive directors for 2012 and received in 2013. The Annual Variable Remuneration is made up of ordinary variable remuneration in cash and variable remuneration paid in shares, based on the Incentive for the executive team of the BBVA Group.

(2)

In addition, the executive directors were paid remunerations in kind and in other forms in the first half of 2013 for a total amount of €32 thousand, of which €13 thousand correspond to the Chairman and CEO, €18 thousand to the President and COO and €1 thousand correspond to Mr. Mr. José Manuel González-Páramo Martínez-Murillo.

During the first half of 2013, the Chairman and CEO and the President and COO received the fixed remuneration corresponding to first half of 2013 and 50% of the Annual Variable Remuneration (in cash and shares) for 2012, under the settlement and payment system agreed by the AGM held on March 11, 2011.

The settlement and payment system for the Annual Variable Remuneration aforementioned (“Settlement and Payment System”) is applied to all categories of employees who carry out professional activities with a material impact on the Bank’s risk profile or who perform control functions. It also establishes the following conditions for executive directors and other members of the Management Committee:

-	At least 50% of the total Annual Variable Remuneration shall be paid in BBVA shares.

-	Payment of 50% of the Annual Variable Remuneration shall be deferred, with the deferred amount being paid over a period of three years.

-

All shares awarded under the aforementioned rules shall not be available for one year from their award. This restriction shall be applied on the net value of the shares, after deducting the part necessary for the beneficiaries to meet their tax liabilities on the shares received.

-

In addition, under certain circumstances payment of the Annual Variable Remuneration that is deferred and pending payment may be limited or even stopped. It has been decided to update these deferred amounts.

In the case of the executive directors, payment of 50% of the Annual Variable Remuneration for 2012 which has been deferred will be paid, under the aforementioned conditions, during the first quarter of 2014, 2015 and 2016, each third representing an amount of €261,676 and 36,163 BBVA shares in the case of the Chairman and CEO, and €159,428 and 22,032 BBVA shares in the case of the President and COO.

Deferred part of the Variable Remuneration perceived by executive directors during the first half of 2013:

Variable Remuneration for 2011

Under the Settlement and Payment System, payment of 50% of the Annual Variable Remuneration of the Chairman and CEO and the President and COO for 2011 has been deferred for a 3-year period, to be paid out in thirds during the first quarter of 2013, 2014 and 2015, under the aforementioned conditions. As a result, they have perceived during the first half of 2013, after the corresponding update, the amount of €364,519 and 51,826 shares in the case of the Chairman and CEO, and €231,847 and 32,963 shares in the case of the President and COO. Payment of the remaining two-thirds of the deferred part of the Variable Remuneration for 2011 has been deferred until the first quarter of 2014 and 2015.

Multi-Year Variable Share-Based Remuneration Program for 2010-2011

Under the Settlement and Payment System agreed by the 2012 AGM for the Multi-Year Variable Share-Based Remuneration Program for 2010-2011 (hereinafter “the Program” or “2010-2011 ILP”) approved by the AGM on March 12, 2010, during the first half of 2013 the executive directors have received one third of the deferred part of the Multi-Year Variable Remuneration, i.e. 35,000 BBVA shares for the Chairman and CEO, and 30,000 BBVA shares for the President and COO, in addition to an amount in cash of €15 thousand in the case of the Chairman and CEO and €13,000 in the case of the President and COO as a result of the update. Delivery of the remaining two-thirds of the deferred part of the 2010-2011 ILP has been deferred until the first quarter of 2014 and 2015.

—	Remuneration of the members of the Management Committee

During the first half of 2013, the remuneration paid to the members of BBVA’s Management Committee, other than executive directors, amounted to a total of €4,555 thousand in fixed remuneration, and €2,597 thousand and 344,460 BBVA shares in variable remuneration.

In addition, the members of the Management Committee, other than executive directors, received remuneration in kind and other items totaling €378 thousand, during the first half of 2013.

The amounts received as variable remuneration correspond to the payment of the Annual Variable Remuneration for 2012 for this group, under the Settlement and Payment System approved by the AGM.

The Annual Variable Remuneration for 2012 for these members of the Management Committee, which has been deferred, will be paid out, under the Settlement and Payment System, in thirds during the first quarter 2014, 2015 and 2016. As a result, each third represents the amount of €815 thousand and 112,437 BBVA shares.

Deferred part of the Variable Remuneration perceived by the members of the Management Committee, other than executive directors, during the first half of 2013:

Variable Remuneration for 2011

Under the Settlement and Payment System, during the first half of 2013, payment of the Annual Variable Remuneration for 2011 of the members of the Management Committee which has been deferred for a 3-year period, to be paid out in thirds during the first quarter of 2013, 2014 and 2015. As a result, they have perceived during the first half of 2013, after the corresponding update, the amount of €1,046 thousand and 149,850 shares BBVA. Payment of the remaining two-thirds of the deferred part of the Variable Remuneration for 2011 has been deferred.

Multi-Year Variable Share-Based Remuneration Program for 2010-2011

Under the Settlement and Payment System agreed by the 2012 AGM for the Multi-Year Variable Share-Based Remuneration Program for 2010-2011 (hereinafter “the Program” or “2010-2011 ILP”) approved by the AGM on March 12, 2010, during the first half of 2013 the members of the Management Committee have received one third of the deferred part of the Multi-Year Variable Remuneration, i.e. 98,665 BBVA shares, in addition to an amount in cash of €41 thousand as a result of the update. Delivery of the remaining two-thirds of the deferred part of the 2010-2011 ILP has been deferred until the first quarter of 2014 and 2015.

—	Scheme for remuneration for non-executive directors with deferred distribution of shares

BBVA has a remuneration system with deferred distribution of shares in place for its non-executive directors that was approved by the AGM held on March 18, 2006 and renewed for an additional 5-year period through a resolution of the AGM held on March 11, 2011.

This system consists in the annual allocation of a number of “theoretical shares” to the non-executive directors equivalent to 20% of the total remuneration received by each in the previous year. This is based on the average closing prices of the BBVA shares during the sixty trading sessions prior to the dates of the ordinary general meetings approving the annual financial statements for each year.

The shares will be delivered to each beneficiary, as appropriate, on the date he or she leaves the position of director for any reason except serious breach of duties.

The number of “theoretical shares” allocated to the non-executive directors who are beneficiaries of the deferred share distribution system during the first half of 2013, corresponding to 20% of the total remuneration received by each in 2012, is as follows:

Scheme for Remuneration of Non-Executive Directors with Deferred Distribution of Shares	Theoretical Shares assigned in 2013	Accumulated Theoretical Shares June 30, 2013
Tomás Alfaro Drake	8,107	36,466
Juan Carlos Álvarez Mezquíriz	9,028	66,562
Ramón Bustamante y de la Mora	8,245	62,705
José Antonio Fernández Rivero	10,292	60,516
Ignacio Ferrero Jordi	9,085	67,202
Belén Garijo López	3,520	3,520
Carlos Loring Martínez de Irujo	8,251	50,496
José Maldonado Ramos	10,178	27,866
Jose Luis Palao García-Suelto	11,122	20,477
Juan Pi Llorens	7,479	10,191
Susana Rodríguez Vidarte	7,618	47,102
Total (1)	92,925	453,103

(1) In addition, 10,806 theoretical shares (equivalent to 20% of the total remuneration received in the previous year) were allocated to Mr. Enrique Medina Fernández, who resigned as BBVA director on May 29, 2013.

—	Pension commitments

As of June 30, 2013, the provisions registered for pension commitments to the President and COO amount to €23,157 thousand. Of this amount, €536 thousand have been provisioned in the first half of 2013. During the first half of 2013, €32 thousand have been provisioned for pension commitments to Mr. José Manuel González-Páramo Martínez-Murillo. As of June 30, 2103, there are no further pension commitments with the executive directors.

Also, €132 thousand in insurance premiums were paid on behalf of non-executive directors who are members of the Board of Directors.

As of June 30, 2013, the provisions registered for pension commitments to the members of the Management Committee, other than executive directors, amount to €85,958 thousand. Of this amount, €3,313 thousand have been charged in the first half of 2013.

—	Termination of the contractual relationship

There were no commitments for the payment of compensation to executive directors, except the case of Mr. José Manuel González-Páramo Martínez-Murillo whose contract lays down that in the event that he lose this status due to a reason other than his own will, dead, retirement, disability or dereliction of duty, he shall receive a payment of compensation equivalent to twice his fixed remuneration.

In the case of the President and COO, the contract lays down that in the event that he lose this status due to a reason other than his own will, retirement, disability or dereliction of duty, he shall take early retirement with a pension, which can be received as a life annuity or lump sum equivalent to 75% of his pensionable salary if this occurs before.

57.	Detail of the Directors’ holdings in companies with similar business activities

Pursuant to article 229.2 of the Spanish Corporations Act, as of June 30, 2013 no member of BBVA’s Board of Directors had a direct or indirect ownership interest in companies engaging in an activity that is identical, similar or complementary to the corporate purpose of BBVA, except for Mr. Juan Carlos Álvarez Mezquíriz, who on that date held a direct holding of 291,342 shares of Banco Santander, S.A.; Mr. Ignacio Ferrero Jordi, who on that date held a direct holding of 2,500 shares of Deutsche Bank, AG, 2,876 shares of Credit Suisse, AG and 6,750 shares of UBS, AG, Ms. Belén Garijo López, who on that date held a direct holding of 3,350 shares in Bankia, S.A., and Mr. José Luis Palao García-Suelto, who on that date held a direct holding of 4,364 shares in Banco Santander, S.A. and 5,491 shares in Caixabank, S.A., In addition, no member of the Bank’s Board of Directors holds positions or functions in those companies.

Furthermore, as of June 30, 2013, individuals associated with the members of the Bank’s Board of Directors were holders of 137,183 shares of Banco Santander, S.A., 4,500 shares of Bank of America Corporation 2,000 shares of Banco Popular S.A., 1,000 shares of BNP Paribas, and 3 shares of Bankinter, S.A.

58.	Other information

58.1	Environmental impact

Given the activities BBVA entities engage in, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of June 30, 2013, there is no item in the Group’s accompanying consolidated financial statements that requires disclosure in an environmental information report pursuant to Ministry of Economy Order JUS/206/2009 dated January 28, implementing new forms for the use of entities obliged to publish such information, and no specific disclosure of information on environmental matters is included in these statements.

58.2	Reporting requirements of the Spanish National Securities Market Commission (CNMV)

Dividends paid in the year

The table below presents the dividends per share paid in cash in the six months ended 30, 2013 and 2012 (cash basis accounting, regardless of the year in which they were accrued), but without including other shareholder remuneration, such as the “Dividend Option”. See Note 4 for a complete analysis of all remuneration awarded to shareholders during the six months ended June 30, 2013 and 2012.

	June 2013			June 2012
Dividends Paid (“Dividend Option” not included)	% Over Nominal	Euros per Share	Amount (Millions of Euros)	% Over Nominal	Euros per Share	Amount (Millions of Euros)
Ordinary shares	20%	0.10	545	20%	0.10	490
Rest of shares	-	-	-	-	-	-
Total dividends paid in cash	20%	0.10	545	20%	0.10	490
Dividends with charge to income	20%	0.10	545	20%	0.10	490
Dividends with charge to reserve or share premium	-	-	-	-	-	-
Dividends in kind	-	-	-	-	-	-

Earnings and ordinary income by business segment

The detail of the consolidated profit for the six months ended June 30, 2013 and 2012 for each operating segment is as follows:

	Millions of Euros
Profit attributable by Operating Segments	June 2013	June 2012
Spain	742	783
Real Estate	(629)	(1,427)
Eurasia	429	579
Mexico	876	822
South America	561	629
United States	213	233
Subtotal operating segments	2,192	1,619
Corporate Center and other adjustments (*)	690	(108)
Profit attributable to parent company	2,882	1,511
Non-assigned income	-	-
Elimination of interim income (between segments)	-	-
Other gains (losses) (*)	408	322
Income tax and/or profit from discontinued operations	(792)	12
Operating profit before tax	2,498	1,844
(*) Profit attributable to non-controlling interests

For the six months ended June 30, 2013 and 2012 the detail of the BBVA Group’s ordinary income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

	Millions of Euros
Ordinary Profit by Operating Segments	June 2013	June 2012
Spain	3,249	3,459
Real Estate	2	(52)
Eurasia	1,104	1,097
Mexico	3,100	2,779
South America	2,611	2,540
United States	1,073	1,151
Corporate Center and other adjustments (*)	(176)	97
Adjustments and eliminations of ordinary profit between segments	(360)	(262)
Total Ordinary Profit BBVA Group	10,604	10,809

Issuances by market type

Changes in debt certificates (including bonds) and subordinated liabilities (see Note 23.3) in the six months ended June 30, 2013 and 2012 by the type of market in which they were issued are as follows:

	Millions of Euros
Debt Certificates and Subordinated Liabilities June 2013	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	85,022	6,928	(20,300)	4,539	76,189
With information brochure	84,853	6,928	(20,300)	4,539	76,020
Without information brochure	169	-	-	-	169
Other debt certificates issued outside the European Union	13,049	2,003	(1,338)	(297)	13,417
Total	98,070	8,931	(21,638)	4,243	89,606

	Millions of Euros
Debt Certificates and Subordinated Liabilities 2012	Balance at the Beginning	Issuances	Repurchase or Redemption	Exchange Differences and Other	Balance at the End
Debt certificates issued in the European Union	85,924	58,702	(71,644)	12,040	85,022
With information brochure	85,855	58,602	(71,644)	12,040	84,853
Without information brochure	69	100	-	-	169
Other debt certificates issued outside the European Union	11,425	3,538	(2,524)	610	13,049
Total	97,349	62,239	(74,167)	12,650	98,070

Interest and income by geographical area

The breakdown of the balance of “Interest and Similar Income” in the accompanying consolidated income statements by geographical area is as follows:

	Millions of Euros
Interest and Similar Income. Breakdown by Geographical Area	June 2013	June 2012
Domestic market	4,283	4,776
Foreign	7,548	7,293
European Union	272	441
Rest of OECD	4,016	3,840
Rest of countries	3,260	3,012
Total	11,831	12,069
Of which:
BBVA, S.A.
Domestic market	4,052	4,457
Foreign	173	292
European Union	114	161
Rest of OECD	20	32
Rest of countries	39	99
Total	4,225	4,749

Average number of employees by gender

The breakdown of the average number of employees in the BBVA Group in the six months ended June 30, 2013 and 2012 is as follows:

Average Number of Employees	June 2013		June	2012
Breakdown by Gender	Male	Female	Male	Female

Average Number of Employees BBVA Group	53,760	59,694	53,100	58,385
Of which:
BBVA, S.A.	15,395	11,971	15,558	11,578

59.	Subsequent events

On July 20, 2013, BBVA reached an agreement with Leasing Bogotá S.A., Panamá, a subsidiary of Grupo Aval Acciones y Valores, S.A., for the sale to the former of the entire stake (98.92%) that BBVA holds directly and indirectly in Banco Bilbao Vizcaya Argentaria (Panamá), S.A. (“BBVA Panamá”).

The closing of the transaction is conditioned to the approval by the competent regulatory authorities.

The total consideration that BBVA expects to obtain pursuant to this sale amounts to approximately USD 646 million (€492 million) including an adjustment to the net income generated by BBVA Panamá from June 1, 2013 up to closing. BBVA estimates that such amount will represent a positive adjustment of approximately USD 16 million (€12 million).

BBVA has the option to receive part of the consideration through the distribution of dividends from BBVA Panamá amounting to USD 140 million (€107 million) prior to closing (such amount would accordingly reduce the purchase price to be paid to BBVA at closing) in which case the capital gain net of taxes would amount to approximately €150 million.

On September 25, 2013, BBVA BBVA furnished to the SEC a relevant event notice on a Form 6-K relating to the free-of-charge capital increase approved by the General Meeting of BBVA shareholders held on March 15 2013, under item four, section 4.2 of the agenda, pursuant to which a system of flexible shareholder remuneration called “Dividend Option” is to be instrumented. Accompanying such relevant event notice is an information document describing the free-of-charge capital increase for purposes of articles 26.1.e) and 41.1.d) of Royal Decree 1310/2005 of November 4.

On October 2, 2013 BBVA completed the sale of the entirety of its approximately 64.3% interest in Chilean pension fund manager Administradora de Fondos de Pensiones Provida S.A. (“AFP Provida” or the “Company”) to subsidiaries of MetLife, Inc.

The total amount in cash received by BBVA in connection with the sale of its approximately 64.3% interest in the Company is approximately 1,540 million U.S. dollars (“USD”), taking into account the purchase price amounting to roughly 1,310 million USD as well as the dividends paid by AFP Provida since February 1, 2013 amounting to roughly 230 million USD (An exchange rate of 1 USD = 504.93 Chilean Pesos (CLP) as of September 30, 2013 has been considered for the dividends paid). The capital gain net of taxes arising from the transaction amounts to approximately € 500 million.

From July 1, 2013 to the date of preparation of these consolidated financial statements, no other subsequent events not mentioned above in these financial statements have taken place that significantly affect the Group’s earnings or its equity position.

Appendices

APPENDIX I

Additional information on consolidated subsidiaries and consolidated structured entities composing the BBVA Group

						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.13	Liabilities 06.30.13	Equity 06.30.13	Profit (Loss) 06.30.13
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA, S.A. (AFP PROVIDA) (1)	CHILE	PENSION FUNDS MANAGEMENT	12.70	51.62	64.32	266,479	643,586	231,237	252,540	159,809
AFP GENESIS ADMINISTRADORA DE FONDOS Y FIDEICOMISOS, S.A. (1)	ECUADOR	PENSION FUNDS MANAGEMENT	-	100.00	100.00	3,839	6,440	2,625	2,232	1,583
AMERICAN FINANCE GROUP, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	15,964	16,924	960	15,966	(2)
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	111,768	527,938	422,921	122,439	(17,422)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	-	100.00	100.00	4,533	22,552	15,316	5,200	2,036
ANIDA GRUPO INMOBILIARIO, S.L. (**)	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	-	(1,307,157)	2,012,422	(2,843,223)	(476,356)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	-	100.00	100.00	105,949	92,948	7	92,918	23
ANIDA OPERACIONES SINGULARES, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	(3,585,433)	4,437,960	7,999,087	(3,154,473)	(406,654)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	91,543	141,802	50,559	91,693	(450)
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	1,229	2,564	893	1,362	309
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	-	100.00	100.00	(6,858)	22,377	37,244	(14,612)	(255)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	-	100.00	100.00	379	613	234	355	24
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	996	10,231	9,235	969	27
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	164	2,241	2,077	99	65
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.00	-	100.00	45,828	259,444	184,885	74,830	(271)
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	744,622	746,189	1,566	743,007	1,616
ARRAHONA AMBIT, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	(1)	76,100	108,882	(17,360)	(15,422)
ARRAHONA IMMO, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	47,592	349,077	263,151	64,502	21,424
ARRAHONA NEXUS, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	215,416	312,247	(61,814)	(35,017)
ARRAHONA RENT, S.L.U.	SPAIN	REAL ESTATE	-	100.00	100.00	9,533	11,285	52	9,874	1,359
ARRELS CT FINSOL, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	290,858	330,261	(24,496)	(14,907)
ARRELS CT LLOGUER, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	(131)	41,923	44,096	(8,664)	6,491
ARRELS CT PATRIMONI I PROJECTES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	-	162,588	185,213	(15,248)	(7,377)
ARRELS CT PROMOU, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	-	23,009	33,932	(11,530)	607
AUMERAVILLA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	1,839	2,324	472	1,809	43
BAHIA SUR RESORT, S.C.	SPAIN	INACTIVE	99.95	-	99.95	1,436	1,438	15	1,423	-
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.11	44.81	98.92	19,464	1,518,802	1,268,436	237,787	12,579
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	50.81	49.19	100.00	292,481	5,920,665	5,600,884	366,392	(46,611)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	-	68.18	68.18	669,460	14,675,905	13,693,625	956,446	25,834
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	-	100.00	110,277	2,193,745	2,039,675	144,928	9,142
BANCO CONTINENTAL, S.A. (2)	PERU	BANKING	-	46.12	46.12	1,067,204	14,472,236	13,315,284	981,356	175,596
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	-	99.86	99.86	15,173	19,165	498	18,626	41
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	-	100.00	100.00	1,595	1,018,994	991,169	20,628	7,197
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	-	99.93	99.93	97,221	102,216	8,027	92,293	1,896
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	16,511	18,071	115	17,915	41
BANCO PROVINCIAL OVERSEAS N.V.	CURAÇAO	BANKING	-	100.00	100.00	69,174	316,858	246,433	68,832	1,593
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	494,036	16,756,508	14,995,696	1,567,080	193,732
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,019	2,266	248	2,010	8
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	6,332	8,514	2,183	5,246	1,085
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	27	30	4	28	(2)

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 5/2010, are not counted for purposes of Article 363 of the Companies Act Capital.
(*) Information on foreign companies at exchange rate on June 30, 2013
(**) This company has an equity loan from BBVA, S. A. In addition, the company has recognized impairment losses arising in its annual accounts due to property, real estate and stocks, which according to Royal Decree-Law 5/2010 (“RDL 5/2010”)
(***) This company has an equity loan from ANIDA GRUPO INMOBILIARIO, S. L.
(1) Non-currents sets held for sale (See Note 1.3)
(2) Proportionate consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.13	Liabilities 06.30.13	Equity 06.30.13	Profit (Loss) 06.30.13
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	30,005	62,724	32,719	25,668	4,337
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	479,328	1,749,097	107	1,782,061	(33,071)
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	1,692	2,000	309	860	831
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	11,204	12,380	1,174	9,048	2,158
BBVA ASSET MANAGEMENT CONTINENTAL S.A. SAF (1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	13,672	15,408	1,736	11,593	2,079
BBVA ASSET MANAGEMENT, S.A. SOCIEDAD FIDUCIARIA (BBVA FIDUCIARIA)	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	31,652	35,549	3,882	28,510	3,157
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERVICES	17.00	83.00	100.00	11,436	94,701	60,646	26,876	7,179
BBVA AUTOMERCANTIL, COMERCIO E ALUGER DE VEICULOS AUTOMOVEIS,LDA.	PORTUGAL	FINANCIAL SERVICES	100.00	-	100.00	5,981	28,741	22,834	6,434	(527)
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	-	100.00	100.00	64,200	7,640,574	7,566,734	73,712	128
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.61	30.35	75.96	157,068	6,730,529	5,915,409	725,985	89,135
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	20,729	38,980	18,252	11,411	9,317
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	61,054	290,225	229,171	57,116	3,938
BBVA BANCOMER SEGUROS SALUD, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	17,976	33,893	15,919	17,192	782
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1,322	61,956	60,635	596	725
BBVA BANCOMER USA, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	43,339	40,987	(2,551)	38,184	5,354
BBVA BANCOMER, S.A.,INSTITUCION DE BANCA MÚLTIPLE, GRUPO FINANCIERO BBVA BANCOMER	MEXICO	BANKING	-	100.00	100.00	7,314,056	75,594,457	68,303,571	6,135,206	1,155,680
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.00	-	100.00	16,266	38,873	3,559	35,357	(43)
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	FINANCIAL SERVICES	99.94	0.06	100.00	297	30,530	13,189	12,880	4,461
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	60	37,010	36,635	380	(5)
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	VARIABLE CAPITAL	60.16	39.84	100.00	118,460	131,070	190	128,764	2,116
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	376,587	13,947,407	12,800,820	1,044,713	101,874
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	2,683	4,217	1,534	1,963	720
BBVA COMPASS BANCSHARES, INC	UNITED STATES	INVESTMENT COMPANY	100.00	-	100.00	8,619,758	8,719,208	90,657	8,447,019	181,532
BBVA COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	8,257	54,792	46,534	9,084	(826)
BBVA COMPASS INSURANCE AGENCY, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	113,296	116,019	2,723	110,758	2,538
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.78	12.22	100.00	7,868	91,087	63,412	23,057	4,618
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	-	100.00	100.00	477	1,196	200	869	127
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	-	100.00	100.00	4,364	5,698	1,224	4,376	98
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	-	100.00	100.00	34,320	36,269	1,947	29,423	4,899
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER (REAL ESTATE)	-	100.00	100.00	47,912	558,878	510,967	44,221	3,690
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	2,186	5,462	1,932	3,508	22
BBVA DISTRIBUIDORA DE SEGUROS S.R.L.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	975	1,021	48	569	404
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A. (1)	SPAIN	VENTURE CAPITAL	45.00	-	45.00	22,658	63,013	9,599	48,471	4,943
BBVA ELCANO EMPRESARIAL, S.C.R., S.A. (1)	SPAIN	VENTURE CAPITAL	45.00	-	45.00	22,658	63,014	9,599	48,474	4,941
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	-	100.00	100.00	8,025	75,093	67,069	7,180	844
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERVICES	-	100.00	100.00	3,324	11,245	-	11,278	(33)
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	100.00	-	100.00	36,765	714,551	687,433	26,359	759
BBVA FRANCES ASSET MANAGMENT S.A. SOCIEDAD GERENTE DE FONDOS COMUNES DE INVERSIÓN.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	9,606	12,683	3,076	8,738	869
BBVA FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERVICES	-	100.00	100.00	2,370	2,860	469	2,241	150
BBVA FUNDOS, S.Gestora Fundos Pensoes,S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	998	12,512	585	11,294	633

(*) Information on foreign companies at exchange rate on June 30, 2013
(1) Proportionate consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.13	Liabilities 06.30.13	Equity 06.30.13	Profit (Loss) 06.30.13
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	998	7,564	100	7,455	9
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	-	384,623	380,826	3,818	(21)
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.00	-	100.00	90	452,576	452,451	65	60
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	-	68.11	68.11	4,740	42,115	35,156	7,341	(382)
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	49.90	50.10	100.00	39,205	332,382	287,468	43,876	1,038
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.00	-	100.00	1	11,763	9,207	2,582	(26)
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	60	1,754,421	1,753,740	701	(20)
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERVICES	61.22	38.78	100.00	483,215	1,307,339	1,587	1,251,696	54,056
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.00	-	100.00	180,381	581,062	387,138	190,667	3,257
BBVA LEASIMO - SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	-	100.00	100.00	9,128	18,613	9,485	9,385	(257)
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.00	64.00	100.00	255,843	280,501	16,552	263,769	180
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	60	183,194	175,024	6,127	2,043
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	95.00	-	95.00	-	-	-	-	-
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.00	-	100.00	22,598	1,252,081	1,132,044	108,431	11,606
BBVA PARTICIPACIONES MEJICANAS, S.L.	SPAIN	INVESTMENT COMPANY	99.00	1.00	100.00	57	146	-	146	-
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	9,891	17,108	4,408	9,932	2,768
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.00	-	100.00	12,922	65,722	42,310	15,696	7,716
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.00	20.00	100.00	1	496	2	506	(12)
BBVA PREVISIÓN AFP S.A. ADM.DE FONDOS DE PENSIONES	BOLIVIA	PENSION FUNDS MANAGEMENT	75.00	5.00	80.00	2,063	10,534	5,933	4,350	251
BBVA PROPIEDAD, S.A.	SPAIN	REAL ESTATE INVESTMENT COMPANY	-	100.00	100.00	1,257,993	1,315,432	21,928	1,320,282	(26,778)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	-	100.00	100.00	656	77,383	48,493	24,863	4,027
BBVA REAL ESTATE MEXICO, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	413	712	802	280	(370)
BBVA RENTAS E INVERSIONES LIMITADA	CHILE	INVESTMENT COMPANY	-	100.00	100.00	186,969	189,981	3,012	168,183	18,786
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	5.94	94.06	100.00	21,018	756,234	688,057	64,900	3,277
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	113,673	162,737	49,063	117,055	(3,381)
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	9,536	57,403	41,894	14,141	1,368
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.00	6.00	100.00	13,885	432,381	351,081	70,602	10,698
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	-	100.00	100.00	65,303	248,542	182,790	55,159	10,593
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	94.30	5.65	99.95	411,099	15,695,951	14,711,894	436,509	547,548
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	60	13,461,000	13,459,616	1,347	37
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	FINANCIAL SERVICES	-	100.00	100.00	7,078	11,891	4,813	5,808	1,270
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	-	100.00	100.00	354	12,245	2,523	9,028	694
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	-	97.49	97.49	20,737	66,230	44,957	19,926	1,347
BBVA SOLUCIONES AVANZADAS DE ASESORAMIENTO Y GESTION, S.L. (**)	SPAIN	SERVICES	-	100.00	100.00	4,374	3,967	1,237	3,780	(1,050)
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	130	285,145	284,417	725	3
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	66,905	1,415,133	956,902	446,255	11,976
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	6,379	24,380	11,035	13,444	(99)
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	350	2,921,865	2,921,858	112	(105)
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	#N/A	-	100.00	100.00	4,215	5,741	1,528	3,817	396
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5,975	6,262	287	6,221	(246)

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 5/2010, are not counted for purposes of Article 363 of the Companies Act Capital.

(*)    Information on foreign companies at exchange rate on June 30, 2013

(**)  This company has an equity loan from Blue Indico Investments, S.L. the company has recognized impairment losses arising in its annual accounts due to property, real estate and stocks, which according to Royal Decree-Law 5/2010, are not counted for purposes of Article 363 of the Companies Act Capital.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.13	Liabilities 06.30.13	Equity 06.30.13	Profit (Loss) 06.30.13
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.00	11.00	100.00	34,771	158,589	40,732	114,153	3,704
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	2,688	40,045	37,357	2,759	(71)
C B TRANSPORT ,INC.	UNITED STATES	SERVICES	-	100.00	100.00	13,495	13,860	364	12,902	594
CAIXA DE MANLLEU PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	61	188	64	108	16
CAIXA TERRASSA SOCIETAT DE PARTICIPACIONS PREFERENTS, S.A.U.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	1,261	76,983	75,424	1,617	(58)
CAIXASABADELL PREFERENTS, S.A.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	419	92,634	91,221	1,403	10
CAIXASABADELL TINELIA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	42,069	42,210	19	42,138	53
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	8,799	10,620	1,822	7,846	952
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	92,018	91,335	55,485	36,039	(189)
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	77,076	123,949	46,873	53,631	23,445
CATALONIA GEBIRA, S.L, (**)	SPAIN	REAL ESTATE	-	81.66	81.66	1,017	53,397	53,081	300	16
CATALONIA PROMODIS 4, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	(8,278)	38,655	30,296	8,725	(366)
CDD GESTIONI, S.R.L.	ITALY	REAL ESTATE	100.00	-	100.00	4,648	6,056	191	5,794	71
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	-	100.00	100.00	108	191	2	189	-
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	14,941	15,057	166	14,941	(50)
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	4,754	262,640	214,208	20,572	27,860
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	53,164	53,168	3,127	49,921	120
COMERCIALIZADORA CORPORATIVA SAC (1)	PERU	FINANCIAL SERVICES	-	50.00	50.00	-	1,248	1,248	270	(270)
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	-	100.00	100.00	1,147	2,685	1,504	1,123	58
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	580,314	651,619	191	545,498	105,930
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	373,328	373,352	24	373,205	123
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	3,187	3,190	3	3,189	(2)
COMPASS BANK	UNITED STATES	BANKING	-	100.00	100.00	8,472,102	57,170,955	48,698,847	8,284,982	187,126
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	5,942,693	5,942,693	-	5,915,861	26,832
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	1	1	-	1	-
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	36,472	45,646	9,173	36,404	69
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	1	1	-	1	-
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	-	100.00	100.00	5,161,597	5,162,044	446	5,136,452	25,146
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	61,495	61,504	10	61,477	17
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	2,259,628	2,270,617	10,989	2,248,158	11,470
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	27	27	-	27	-
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	-	100.00	100.00	2,868	3,049	181	2,868	-
COMPASS SOUTHWEST, LP	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	4,247,471	4,247,839	367	4,223,527	23,945
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	1,729	1,746	18	1,730	(2)
COMPASS TEXAS MORTGAGE FINANCING, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	27	27	-	27	-
COMPASS TRUST II	UNITED STATES	INACTIVE	-	100.00	100.00	-	1	-	1	-
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	INACTIVE	-	100.00	100.00	1	1	-	1	-
COMPLEMENTOS INNOVACIÓN Y MODA, S.L. (***)	SPAIN	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 5/2010, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2013

(**) This company has an equity loan from ARRELS CT PATRIMONI I PROYECTES, S.A.

(***) This company has an equity loan from BBVA ELCANO EMPRESARIAL, S.C.R.S.A. and BBVA ELCANO EMPRESARIAL II, S.C.R.S.A.

(1) Proportionate consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.13	Liabilities 06.30.13	Equity 06.30.13	Profit (Loss) 06.30.13
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	IN LIQUIDATION	46.11	53.89	100.00	1,096	14,993	12,959	2,384	(350)
CONTENTS AREA, S.L.	SPAIN	SERVICES	-	100.00	100.00	6,119	7,468	1,557	5,322	589
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A. (1)	PERU	SECURITIES DEALER (REAL ESTATE)	-	46.12	46.12	9,352	14,453	5,101	8,429	923
CONTINENTAL DPR FINANCE COMPANY (1)	CAYMAN ISLANDS	FINANCIAL SERVICES	-	46.12	46.12	-	411,873	411,873	-	-
CONTINENTAL SOCIEDAD TITULIZADORA, S.A. (1)	PERU	FINANCIAL SERVICES	-	46.12	46.12	484	586	100	458	28
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	4,022	6,279	2,257	3,788	234
COPROMED S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	56	29	-	65	(36)
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	509,716	935,361	608	878,214	56,539
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	-	72.50	72.50	60,107	102,624	20,485	82,901	(762)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1,678	1,678	1	1,655	22
ECASA, S.A.	CHILE	FINANCIAL SERVICES	-	100.00	100.00	6,835	8,234	1,399	3,037	3,798
ECOARENYS, S.L. (**)	SPAIN	REAL ESTATE	-	50.00	50.00	-	17,787	47,023	(28,984)	(252)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	-	99.05	99.05	6,416	8,243	2,364	5,885	(6)
EL MILANILLO, S.A. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	11,635	7,583	495	7,157	(69)
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	-	70.00	70.00	167	252	122	163	(33)
EMPRENDIMIENTOS DE VALOR S.A.	URUGUAY	FINANCIAL SERVICES	-	100.00	100.00	2,603	11,442	7,509	2,575	1,358
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	-	100.00	100.00	8,676	8,692	28	8,678	(14)
ESPAIS SABADELL PROMOCIONS INMOBILIARIES, S.A.	SPAIN	REAL ESTATE	-	100.00	100.00	5,643	18,167	12,191	4,345	1,631
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRASIL	FINANCIAL SERVICES	100.00	-	100.00	-	277	32	681	(436)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	-	51.00	51.00	31	30	-	30	-
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	87.50	-	87.50	1,974	42,229	10,973	29,124	2,132
FACILEASING EQUIPMENT, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	50,694	528,509	465,005	58,757	4,747
FACILEASING S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	60,176	396,391	346,069	48,182	2,140
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2,788	2,788	118	2,473	197
FINANCIERAS DERIVADAS CUENTA PROPIA	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	29,458	29,570	111	28,705	754
FINANCIERAS DERIVADAS CUENTA TERCEROS	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	30,513	31,340	827	29,438	1,075
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	-	99.58	99.58	31,945	31,775	2,964	28,875	(64)
INSTITUCION DE BANCA MULTIPLE, FIDUCIARIO (FIDEIC.00989 6 EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	1,966	264,841	262,877	(67)	2,031
FIDEICOMISO Nº 711, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 1ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	70,327	68,850	1,829	(352)
FIDEICOMISO Nº 752, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 2ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	33,828	33,351	491	(14)
FIDEICOMISO Nº 781, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 3ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	-	218,322	170,541	37,893	9,888
FIDEICOMISO Nº 847, EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. INVEX 4ª EMISION)	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	28	176,755	176,257	(402)	900
FIDEICOMISO Nº.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2,583	2,792	206	2,586	-
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.00	-	100.00	51	34	-	34	-
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	3,540	24,604	21,064	5,812	(2,272)
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	100.00	-	100.00	68,561	436,114	398,706	33,764	3,644
FORUM COMERCIALIZADORA DEL PERU, S.A.	PERU	SERVICES	-	100.00	100.00	21,529	32,988	11,531	20,915	542
FORUM DISTRIBUIDORA DEL PERU, S.A.	PERU	FINANCIAL SERVICES	-	100.00	100.00	6,135	6,141	27	6,057	57
FORUM DISTRIBUIDORA, S.A.	CHILE	FINANCIAL SERVICES	-	75.52	75.52	14,285	153,855	137,042	15,634	1,179
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	-	75.50	75.50	113,145	997,809	868,072	106,192	23,545

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 5/2010, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2013

(**) This company has an equity loan from PROMOTORA DEL VALLES, S.L.

(***) This company has an equity loan from ANIDA OPERACIONES SINGULARES, S.A.

(1) Proportionate consolidation method is used according to accounting rules (see Glossary)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.13	Liabilities 06.30.13	Equity 06.30.13	Profit (Loss) 06.30.13
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	687	2,138	1,477	632	29
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.00	-	60.00	8,830	27,343	3,559	21,024	2,760
GESTION Y ADMINISTRACION DE RECIBOS, S.A. - GARSA	SPAIN	SERVICES	-	100.00	100.00	614	874	331	551	(8)
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	-	100.00	100.00	948	5,290	2,305	2,760	225
GRAN JORGE JUAN, S.A. (**)	SPAIN	REAL ESTATE	100.00	-	100.00	293,646	717,951	462,217	257,078	(1,344)
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	-	90,00	90,00	-	104	130	(3)	(23)
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	99.97	-	99.97	6,677,287	8,630,373	882	7,289,218	1,340,273
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	MEXICO	SERVICES	-	72.05	72.05	(404)	18,837	19,398	179	(740)
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	27,963	30,355	2,392	27,968	(5)
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	(28,456)	47,921	76,376	(27,738)	(717)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	35,408	35,408	-	35,409	(1)
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	9,537	9,548	11	9,539	(2)
HABITATGES INVERCAP, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	474	1,036	(698)	136
HABITATGES INVERVIC, S.L. (***)	SPAIN	REAL ESTATE	-	35.00	35.00	-	1,702	9,292	(6,944)	(646)
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	-	100.00	100.00	113	146	33	137	(24)
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	9,458	17,469	8,011	8,493	965
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.00	-	50.00	123,678	1,118,902	22,932	786,970	309,000
HOMEOWNERS LOAN CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	7,436	7,596	160	7,537	(101)
HUMAN RESOURCES PROVIDER, INC	UNITED STATES	SERVICES	-	100.00	100.00	732,222	732,381	159	729,916	2,306
HUMAN RESOURCES SUPPORT, INC	UNITED STATES	SERVICES	-	100.00	100.00	729,633	729,637	5	727,477	2,155
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	-	100.00	100.00	5,115	16,733	611	14,697	1,425
IMOBILIARIA DUQUE D’AVILA, S.A.	PORTUGAL	REAL ESTATE	-	100.00	100.00	6,506	19,074	12,566	9,086	(2,578)
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	IN LIQUIDATION	-	99.99	99.99	-	-	-	-	-
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A (2)	PERU	REAL ESTATE	-	46.12	46.12	5,287	6,418	1,130	4,004	1,284
INNOVATION 4 SECURITY, S.L.	SPAIN	SERVICES	-	100.00	100.00	74	1,417	1,041	73	303
INVERAHORRO, S.L. (****)	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	-	65,733	67,897	(1,768)	(396)
INVERPRO DESENVOLUPAMENT, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	5,146	28,418	21,537	4,164	2,717
INVERSIONES ALDAMA, C.A.	VENEZUELA	IN LIQUIDATION	-	100.00	100.00	-	-	-	-	-
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	CURAÇAO	IN LIQUIDATION	48.00	-	48.00	11,390	71,962	1,321	69,046	1,595
INVERSIONES BAPROBA, C.A.	VENEZUELA	FINANCIAL SERVICES	100.00	-	100.00	1,307	1,305	76	834	395
INVERSIONES DE INNOVACION EN SERVICIOS FINANCIEROS, S.L. (*****)	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	3	10,856	10,859	2	(5)
INVERSIONES P.H.R.4, C.A.	VENEZUELA	INACTIVE	-	60.46	60.46	-	18	-	18	-
INVERSIONES PREVISIONALES, S.A. (1)	CHILE	FINANCIAL SERVICES	61.22	38.78	100.00	134,115	339,107	53,066	203,549	82,492
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	8,564	9,010	126	8,533	351
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	-	100.00	100.00	-	6,034	18,129	(11,777)	(318)
L’EIX IMMOBLES, S.L. (******)	SPAIN	REAL ESTATE	-	90.00	90.00	-	16,761	23,793	(5,960)	(1,072)
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	946,318	946,379	61	945,937	381
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	12,635	6,931	605	6,353	(27)
MOMENTUM SOCIAL INVESTMENT 2011, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	3,000	3,049	12	3,020	17
MOMENTUM SOCIAL INVESTMENT 2012, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	2,000	2,000	-	2,000	-

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 5/2010, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2013

(**) This company has an equity loan from BBVA, S. A.

(***) These companies has an equity loan from lnverpro Desenvolupament, S.L.

(****) This company has an equity loan from BBVA, S.A.

(*****)This company has an equity loan from BILBAO VIZCAYA HOLDING, S.A.

(******) This company has an equity loan from PROMOTORA DEL VALLES, S.L.

(1) Non-currents sets held for sale (See Note 1.3)

(2) The company has recognized impairment losses arising in its annual accounts due to property, real estate and stocks, which according to Royal Decree-Law 5/2010, are not counted for purposes of Article 363 of the Companies Act Capital.

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued)
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.13	Liabilities 06.30.13	Equity 06.30.13	Profit (Loss) 06.30.13
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	78	1,118	1,041	91	(14)
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	456	2,775	2,319	415	41
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	24,839	30,708	5,866	22,983	1,859
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	-	100.00	100.00	74,889	77,160	2,270	72,821	2,069
OPPLUS OPERACIONES Y SERVICIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	1,067	28,376	22,653	3,853	1,870
OPPLUS S.A.C	PERU	SERVICES	-	100.00	100.00	639	937	70	839	28
PARCSUD PLANNER, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	6,715	7,745	(1,105)	75
PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	-	100.00	100.00	7,646	7,650	4	7,645	1
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.00	-	100.00	96,434	96,438	4	92,895	3,539
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	231,702	3,554,128	3,322,428	218,130	13,570
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	499,584	518,297	18,712	497,158	2,427
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	72,232	72,232	-	72,200	32
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	21,662	21,662	-	21,663	(1)
PI HOLDINGS NO. 4, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1	1	-	1	-
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	INACTIVE	-	100.00	100.00	1,848	2,077	228	1,858	(9)
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	1,213	12,401	11,620	897	(116)
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	-	100.00	139	126	-	128	(2)
PROMOTORA DEL VALLES, S.L.	SPAIN	INVESTMENT COMPANY	-	100.00	100.00	-	106,421	160,274	(59,196)	5,343
PROMOU CT 3AG DELTA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	9,061	10,613	(1,266)	(286)
PROMOU CT EIX MACIA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	14,252	15,605	(1,084)	(269)
PROMOU CT GEBIRA, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	7,983	11,032	(2,468)	(581)
PROMOU CT OPENSEGRE, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	-	18,815	30,745	(8,660)	(3,270)
PROMOU CT VALLES, S.L.	SPAIN	REAL ESTATE	-	100.00	100.00	2,939	10,255	7,734	2,985	(464)
PROMOU GLOBAL, S.L. (**)	SPAIN	REAL ESTATE	-	100.00	100.00	-	77,655	117,436	(33,208)	(6,573)
PRO-SALUD, C.A.	VENEZUELA	INACTIVE	-	58.86	58.86	-	-	-	-	-
PROVIDA INTERNACIONAL, S.A. (1)	CHILE	PENSION FUNDS MANAGEMENT	-	100.00	100.00	130,295	137,992	7,698	32,526	97,768
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	90.00	90.00	873	3,348	2,252	853	243
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERVICES	-	100.00	100.00	1,596	1,694	112	1,233	349
PROV-INFI-ARRAHONA, S.L. (***)	SPAIN	REAL ESTATE	-	100.00	100.00	-	12,777	17,764	(4,257)	(730)
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	-	100.00	100.00	1,076	5,585	4,432	1,145	8
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	7,368	1,341	205	1,137	(1)
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	-	100.00	100.00	73	70	42	28	-
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.00	-	100.00	72	7,372	3,422	3,950	-
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	INACTIVE	99.23	-	99.23	1,351	4,803	3,754	1,763	(714)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	-	100.00	100.00	9,262	9,606	1,682	7,770	154
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	INACTIVE	-	100.00	100.00	24,917	29,534	4,616	24,918	-
RIVER OAKS TRUST CORPORATION	UNITED STATES	INACTIVE	-	100.00	100.00	1	1	-	1	-
RWHC, INC	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	575,732	576,811	1,080	569,608	6,123
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	-	100.00	100.00	3,519	18,526	397	18,100	29
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	-	100.00	100.00	468,122	3,049,045	2,580,915	341,657	126,473

Impairment losses due to property, real estate and stocks, of Spanish Real Estate companies, according to Royal Decree-Law 5/2010, are not counted for purposes of Article 363 of the Companies Act Capital.

(*) Information on foreign companies at exchange rate on June 30, 2013

(**) This company has an equity loan from ARRELS CT PROMOU, S.A.

(***)This company has an equity loan from PROMOTORA DEL VALLES S.L.

(1) Non-currents sets held for sale (See Note 1.3)

Additional Information on Consolidated Subsidiaries composing the BBVA Group (Continued) and consolidated structured entities
						Thousands of Euros (*)
			% Controlled by the Bank				Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 06.30.13	Liabilities 06.30.13	Equity 06.30.13	Profit (Loss) 06.30.13
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	-	100.00	100.00	41,612	55,839	13,495	36,752	5,592
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	486	7,714	7,229	445	40
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	1,724	7,449	5,700	1,654	95
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	-	100.00	100.00	4,768	7,334	2,565	4,477	292
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	-	100.00	100.00	1,931	8,086	5,992	2,013	81
SERVICIOS Y SOLUCIONES DE GESTION PARA CORPORACIONES, EMPRESAS Y PARTICULARES, S.L.	SPAIN	SERVICES	100.00	-	100.00	153	1,579	551	989	39
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	COMERCIAL	100.00	-	100.00	111,921	112,002	82	112,903	(983)
SOCIEDAD GESTORA DEL FONDO PUBLICO DE REGULACION DEL MERCADO HIPOTECARIO, S.A.	SPAIN	INACTIVE	77.20	-	77.20	138	145	-	145	-
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	-	100.00	100.00	1,407	1,367	-	1,400	(33)
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	INACTIVE	-	100.00	100.00	546	572	27	545	-
SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.00	-	100.00	25,163	26,518	1,355	25,164	(1)
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	362	11,929	11,567	356	6
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	238	7,899	7,661	235	3
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	945,704	946,529	825	944,367	1,337
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	1,184	39,457	38,273	1,165	19
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	595	19,816	19,221	585	10
TEXTIL TEXTURA, S.L.	SPAIN	COMERCIAL	-	68.67	68.67	1,436	-	-	-	-
TMF HOLDING INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	8,686	12,089	3,403	8,572	114
TRANSITORY CO	PANAMA	REAL ESTATE	-	100.00	100.00	111	2,149	2,520	(369)	(2)
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	-	100.00	100.00	188,635	188,719	84	187,917	718
TWOENC, INC	UNITED STATES	INACTIVE	-	100.00	100.00	(1,190)	1,141	2,331	(1,190)	-
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2	2	-	3	(1)
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	-	100.00	100.00	2,365	4,132	1,768	2,254	110
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	REAL ESTATE	-	100.00	100.00	2,410	2,693	13	2,672	8
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	16,337	14,020	2,234	83
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	-	100.00	100.00	-	180,224	154,672	23,542	2,010
UNNIM GESFONS SGIIC, S.A.	SPAIN	IN LIQUIDATION	100.00	-	100.00	2,474	3,992	141	3,593	258
UNNIM PROTECCIO, S.A.	SPAIN	INSURANCES SERVICES	100.00	-	100.00	21,905	53,523	31,185	19,800	2,538
UNNIM SERVEIS DE DEPENDENCIA, S.A.	SPAIN	SERVICES	100.00	-	100.00	178	873	171	627	75
UNNIM SOCIEDAD PARA LA GESTION DE ACTIVOS INMOBILIARIOS, S.A.	SPAIN	REAL ESTATE	100.00	-	100.00	-	894,074	701,764	498,552	(306,242)
UNNIM VIDA, S.A.DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	100.00	-	100.00	259,712	2,319,330	2,028,366	269,547	21,417
UNNIMCAIXA OPERADOR DE BANCA D’ASSEGURANCES VINCULAT, S.L.	SPAIN	FINANCIAL SERVICES	100.00	-	100.00	70	4,454	1,548	2,722	184
UNO-E BANK, S.A.	SPAIN	BANKING	100.00	-	100.00	174,752	1,332,688	1,164,366	161,656	6,666
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.60	-	60.60	-	108	-	108	-
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.00	-	100.00	1,200	11,574	3,702	7,327	545
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	-	100.00	100.00	2,540	2,542	1	2,520	21
Consilidated Structured entities
BOIRO FINANCE B.V.	NEDERLANDS	FINANCIAL SERVICES				-	36,151	35,025	1,126	-
CID II FINANCE B.V.	NEDERLANDS	FINANCIAL SERVICES				-	747,881	747,881	-	-

Securitization funds: See Appendix V (*) Information on foreign companies at exchange rate on June 30, 2013

APPENDIX II

Additional information on investments in associate and joint venture entities accounted for under the equity method in the BBVA Group

(Including the most significant entities, jointly representing 98% of all investment in this group)

			% of Voting Rights Controlled by the Bank			Thousands of Euros
							Affiliate Entity Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets 12.31.12	Liabilities 12.31.12	Equity 12.31.12	Profit (Loss) 12.31.12
ACA, S.A. SOCIEDAD DE VALORES	SPAIN	SECURITIES DEALER	37.50	-	37.50	2,671	160,172	138,166	21,874	132(1)
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	-	40.00	40.00	2,698	15,320	9,213	5,595	512
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	-	35.38	35.38	4,772	53,244	17,345	33,290	2,609
ALTITUDE SOFTWARE SGPS, S.A. (*)	PORTUGAL	SERVICES	-	31.00	31.00	8,780	20,453	15,674	9,344	(4,565)
ALTURA MARKETS, SOCIEDAD DE VALORES, S.A, (*)	SPAIN	SECURITIES DEALER	50.00	-	50.00	16,145	861,710	828,428	30,381	2,901
ASOCIACION TECNICA CAJAS DE AHORROS, A.I.E. (ATCA, AIE) (*)	SPAIN	SERVICES	31.00	-	31.00	2,146	7,097	173	6,924	-
BRUNARA, SICAV, S.A.	SPAIN	VARIABLE CAPITAL	4.70	26.95	31.65	45,625	141,414	984	130,528	9,903
CHINA CITIC BANK CORPORATION LIMITED CNCB	CHINA	BANKING	15.00	-	15.00	5,577,426	360,058,820	335,354,626	20,876,055	3,828,139(1)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	FINANCIAL SERVICES	29.68	-	29.68	617,875	17,694,655	15,814,414	1,734,350	145,890(1)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	18.81	-	18.81	15,568	88,411	6,256	73,718	8,437
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.	SPAIN	INVESTMENT COMPANY	-	50.00	50.00	206,468	442,599	178,580	264,019	6,744(1)(2)
FERROMOVIL 3000, S.L. (*)	SPAIN	SERVICES	-	20.00	20.00	6,079	604,778	574,552	29,187	1,039
FERROMOVIL 9000, S.L. (*)	SPAIN	SERVICES	-	20.00	20.00	4,493	387,455	365,111	21,599	745
G NETHERLANDS BV (*)	NETHERLANDS	INVESTMENT COMPANY	-	100.00	100.00	17,731	343,298	51,417	292,770	(889)
GARANTI BANK MOSCOW (*)	RUSSIA	BANKING	-	100.00	100.00	11,615	351,050	280,186	63,014	7,850
GARANTI EMEKLILIK VE HAYAT AS (*)	TURKEY	INSURANCES SERVICES	-	84.91	84.91	48,301	1,812,518	1,569,933	186,816	55,769
GARANTI FACTORING HIZMETLERI AS (*)	TURKEY	FINANCIAL SERVICES	-	81.84	81.84	3,013	828,866	784,278	35,946	8,642
GARANTI FILO YONETIM HIZMETLERI A.S. (*)	TURKEY	SERVICES	-	100.00	100.00	2,888	136,936,794	119,103,144	10,732,016	7,101,634
GARANTI FINANSAL KIRALAMA A.S. (*)	TURKEY	FINANCIAL SERVICES	-	99.96	99.96	46,224	1,207,423	982,677	205,009	19,737
GARANTIBANK INTERNATIONAL NV (*)	NETHERLANDS	BANKING	-	100.00	100.00	64,800	4,601,361	4,152,175	404,626	44,560
I+D MEXICO, S.A. DE C.V.	MEXICO	SERVICES	-	50.00	50.00	12,661	78,453	39,396	24,996	14,061(1)
INVERSIONES PLATCO, C.A. (*)	VENEZUELA	FINANCIAL SERVICES	-	50.00	50.00	12,569	46,435	17,694	37,116	(8,375)
METROVACESA, S.A.	SPAIN	REAL ESTATE	18.31	-	18.31	307,079	5,794,915	5,538,660	442,332	(186,077)
OCCIDENTAL HOTELES MANAGEMENT, S.L.	SPAIN	SERVICES	-	57.54	57.54	100,604	665,532	473,897	197,593	(5,958)(1)
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A. (*)	ARGENTINA	FINANCIAL SERVICES	-	50.00	50.00	19,492	297,095	263,209	20,952	12,934
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	SPAIN	FINANCIAL SERVICES	16.75	0.22	16.97	2,788	82,844	69,613	7,428	5,804
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	-	40.00	40.00	19,215	307,809	270,265	21,914	15,631
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM) (*)	SPAIN	SERVICES	-	66.67	66.67	5,866	14,088	8,596	4,641	851(1)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	22.30	0.29	22.59	6,602	70,690	39,148	28,058	3,484
TELEFONICA FACTORING ESPAÑA, S.A.	SPAIN	FINANCIAL SERVICES	30.00	-	30.00	3,404	165,193	151,925	6,849	6,419
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRY	-	22.77	22.77	53,147	686,951	443,363	233,015	10,573
TURKIYE GARANTI BANKASI A.S (*)	TURKEY	BANKING	25.01	-	25.01	3,591,416	67,710,108	58,661,918	7,700,755	1,347,435
VITAMEDICA S.A DE C.V. (*)	MEXICO	INSURANCES SERVICES	-	50.99	50.99	2,665	14,094	6,824	7,197	73(1)
OTHER COMPANIES			-	-	-	131,750	-	-	-	-

(*) Joint venture entities accounted for using the equity method
(**) Data refers to the latest approved financial statements as of the date of preparation of the consolidated financial statements
Information on foreign companies at exchange rate on June 30, 2013
(1) Consolidated data
(2) Non-currents sets held for sale

APPENDIX III

Changes and notification of investments and divestments in the BBVA Group in the six months ended June 30, 2013

Acquisitions or Increases of Interest Ownership in Consolidated Subsidiaries

			Thousands of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses directly attributable to the Transactions	Fair Value of Equity Instruments issued for the Transactions	% Participation (net) Acquired in the Period	Total Voting Rights Controlled after the Transactions	Effective Date for the Transaction (or Notification Date)
INVERSIONES PREVISIONALES, S.A.	FOUNDING	FINANCIAL SERVICES	126,133	-	100.00%	100.00%	2/28/2013
UNNIM PROTECCIO, S.A.	ACQUISITION	INSURANCES SERVICES	67,887	-	50.00%	100.00%	2/28/2013
FIDEICOMISO N.989, EN THE BANK OF NEW YORK MELLON, S.A. INSTITUCION DE BANCA MULTIPLE, FIDUCIARIO (FIDEIC.00989 6 EMISION)	FOUNDING	FINANCIAL SERVICES	-	-	100.00%	100.00%	6/30/2013
UNNIM VIDA, S.A.DE SEGUROS Y REASEGUROS	ACQUISITION	INSURANCES SERVICES	352,528	-	50.00%	100.00%	5/7/2013
MOMENTUM SOCIAL INVESTMENT 2012, S.L.	FOUNDING	INVESTMENT COMPANY	2,000	-	100.00%	100.00%	5/30/2013
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	DILUTION EFFECT	REAL ESTATE	-	-	1.79%	99.58%	6/30/2013

Disposals or Reduction of Interest Ownership in Consolidated Subsidiaries

			Thousands of Euros	% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
AFP HORIZONTE, S.A. (*)	DISPOSAL	PENSION FUND MANAGEMENT	205,709	100.00%	-	4/23/2013
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A. (*)	DISPOSAL	PENSION FUND MANAGEMENT	254,600	99.96%	-	4/18/2013
ADMINISTRADORA DE FONDOS PARA EL RETIRO-BANCOMER,S.A DE C.V. (*)	DISPOSAL	PENSION FUND MANAGEMENT	771,274	100.00%	-	1/9/2013
BBVA AUTORENTING SPA	DISPOSAL	SERVICES	-	100.00%	-	2/27/2013
BBVA RENTING, SPA	DISPOSAL	SERVICES	-	100.00%	-	2/27/2013
ITINERARI 2002, S.L.	DISPOSAL	SERVICES	(81)	52.08%	-	4/30/2013
BBVA BANCO FRANCES, S.A.	DISPOSAL	BANKING	-	0.02%	75.96%	6/30/2013
VIRTUAL DOC, S.L.	LIQUIDATION	SERVICES	442	70.00%	-	5/31/2013
BBVA & PARTNERS SICAV SIF EQUITY ARBITRAGE MASTER SIF	DISPOSAL	VARIABLE CAPITAL	(12)	100.00%	-	6/30/2013
BBVA COMPASS BANCSHARES, INC. (1)	MERGER	INVESTMENT COMPANY	-	100.00%	-	5/14/2013
RIVERWAY HOLDINGS CAPITAL TRUST I	LIQUIDATION	FINANCIAL SERVICES	(310)	100.00%	-	6/30/2013
UNNIM BANC, S.A.(2)	MERGER	BANKING	-	100.00%	-	5/23/2013
BBVA COMPASS INVESTMENT SOLUTIONS, INC (3)	MERGER	FINANCIAL SERVICES	-	100.00%	-	5/16/2013
(1) Absorbed by BBVA USA Bancshares inc.
(2) Absorbed by BBVA S.A.
(3) Absorbed by BBVA Securities Inc.
(*) Profit refers to net profit attributable

Business Combinations and Other Acquisitions or Increases of Interest Ownership in Associates and Joint-Ventures Accounted for Under the Equity Method

			Thousands of Euros		% of Voting Rights
Company	Type of Transaction	Activity	Price Paid in the Transactions + Expenses Directly Attributable to the Transactions	Fair Value of Equity Instruments Issued for the Transactions	% Participation (Net) Acquired in the Period	Total Voting Rights Controlled After the Transactions	Effective Date for the Transaction (or Notification Date)
OSONA CIPSA, S.L.	ACQUISITION	IN LIQUIDATION	-	-	50.00%	50.00%	3/31/2013
NAVIERA ATTILA, AIE	ACQUISITION	SERVICES	-	-	21.01%	21.01%	4/30/2013
NAVIERA ELECTRA, AIE	ACQUISITION	SERVICES	-	-	21.00%	21.00%	4/30/2013
NAVIERA CABO ESTAY, AIE	ACQUISITION	SERVICES	-	-	16.00%	16.00%	4/30/2013
METROVACESA, S.A.	ACQUISITION	REAL ESTATE	21,882	-	0.94%	18.31%	5/16/2013

Disposal or Reduction of Interest Ownership in Associates and Joint-Ventures Companies Accounted for Under the Equity Method

			Thousands of Euros	% of Voting Rights
Company	Type of Transaction	Activity	Profit (Loss) in the Transaction	% Participation Sold in the Period	Total Voting Rights Controlled after the Disposal	Effective Date for the Transaction (or Notification Date)
GARANTI TEKNOLOJINET ILETISIM HIZ. VE TIC. A.S. (GARANTI TEKNOLOJINET)	LIQUIDATION	SERVICES	5	99.99%	-	2/28/2013
ADMINISTRADORA DE SOLUCIONES INTEGRALES, S.A. (ASI,S.A.)	DISPOSAL	FINANCIAL SERVICES	3,440	34.00%	-	3/30/2013
ACTIVA CT BADEBAÑO, S.L.	DISPOSAL	COMMERCIAL	(403)	50.00%	-	4/5/2013
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.	DISPOSAL	FINANCIAL SERVICES	192	0.28%	16.97%	3/30/2013
FIDEICOMISO MIRASIERRA BBVA-BANCOMER Nº F/70413-0	DILUTION EFFECT	REAL ESTATE	-	7.90%	37.45%	4/30/2013

APPENDIX IV

Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of June 30, 2013

		% of Voting Rights Controlled by the Bank
Company	Activity	Direct	Indirect	Total
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	-	68.18	68.18
BANCO PROVINCIAL S.A.-BANCO UNIVERSAL	BANKING	1.85	53.75	55.60
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	VENTURE CAPITAL	45.00	-	45.00
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	-	68.11	68.11
CATALONIA GEBIRA, S.L,	REAL ESTATE	-	81.66	81.66
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL ESTATE	-	72.50	72.50
ECOARENYS, S.L.	REAL ESTATE	-	50.00	50.00
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	-	70.00	70.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	-	51.00	51.00
FORUM DISTRIBUIDORA, S.A.	FINANCIAL SERVICES	-	75.52	75.52
FORUM SERVICIOS FINANCIEROS, S.A.	FINANCIAL SERVICES	-	75.50	75.50
GESTION DE PREVISION Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60.00	-	60.00
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	SERVICES	-	72.05	72.05
HABITATGES INVERVIC, S.L.	REAL ESTATE	-	35.00	35.00
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50.00	-	50.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	IN LIQUIDATION	48.00	-	48.00
INVERSIONES P.H.R.4, C.A.	NO ACTIVITY	-	60.46	60.46
PRO-SALUD, C.A.	NO ACTIVITY	-	58.86	58.86
TEXTIL TEXTURA, S.L.	COMERCIAL	-	68.67	68.67

APPENDIX V

BBVA Group’s structured entities. Securitization funds.

			Thousands of Euros
Securitization Fund (consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2012
FTA IM-1 FTGENCAT	BBVA, S.A.	12/2005	320,000	40,592
FTA IM TERRASSA MBS-1	BBVA, S.A.	07/2006	525,000	214,887
GC FTGENCAT CAIXA SABADELL 1, FTA	BBVA, S.A.	10/2006	304,500	92,946
GC FTGENCAT CAIXA SABADELL 2, FTA	BBVA, S.A.	12/2008	238,000	102,642
GC FTPIME UNNIM 1, FTA	BBVA, S.A.	12/2011	275,000	190,345
TDA 20-MIXTO, FTA	BBVA, S.A.	06/2004	100,000	31,180
FTA TDA-22 MIXTO	BBVA, S.A.	12/2004	62,000	23,176
AYT HIPOTECARIO MIXTO, FTA	BBVA, S.A.	03/2004	100,000	29,287
FTA AYT CONSUMO III	BBVA, S.A.	08/2004	60,000	4,161
AYT HIPOTECARIO MIXTO IV, FTA	BBVA, S.A.	06/2005	100,000	38,526
AYT CAIXA SABADELL HIPOTECARIO I, FTA	BBVA, S.A.	07/2008	300,000	241,430
FTA TDA-27	BBVA, S.A.	12/2006	275,000	151,670
FTA TDA-28	BBVA, S.A.	07/2007	250,000	154,627
FTA GAT FTGENCAT 2007	BBVA, S.A.	11/2007	225,000	67,590
FTA GAT FTGENCAT 2008	BBVA, S.A.	08/2008	350,000	156,751
BBVA AUTOS I FTA	BBVA, S.A.	10/2004	1,000,000	4,098
BBVA-3 FTPYME FTA	BBVA, S.A.	11/2004	1,000,023	31,949
BBVA AUTOS 2 FTA	BBVA, S.A.	12/2005	1,000,000	81,765
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	06/2005	1,450,013	142,183
BBVA-4 PYME FTA	BBVA, S.A.	09/2005	1,250,025	48,975
BBVA CONSUMO 1 FTA	BBVA, S.A.	05/2006	1,499,999	106,626
BBVA-5 FTPYME FTA	BBVA, S.A.	10/2006	1,900,022	142,070
BBVA CONSUMO 2 FTA	BBVA, S.A.	11/2006	1,500,000	149,705
BBVA CONSUMO 3 FTA	BBVA, S.A.	04/2008	975,000	153,111
BBVA CONSUMO 4 FTA	BBVA, S.A.	12/2009	1,100,000	357,724
BBVA CONSUMO 5 FTA	BBVA, S.A.	12/2010	899,999	-
BBVA SECURITISED FUNDING 1.FTA	BBVA, S.A.	03/2013	847,997	833,671
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	29,553	5,315
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	05/2009	19,509	3,524
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	08/2009	31,341	4,282
BBVA UNIVERSALIDAD E5	BBVA COLOMBIA, S.A.	11/2004	138,769	1,207
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/2008	56,037	9,784
BBVA EMPRESAS 1 FTA	BBVA, S.A.	11/2007	1,450,002	159,694
BBVA EMPRESAS 2 FTA	BBVA, S.A.	03/2009	2,850,062	730,839
BBVA EMPRESAS 3 FTA	BBVA, S.A.	12/2009	2,600,011	601,133
BBVA EMPRESAS 4 FTA	BBVA, S.A.	07/2010	1,700,025	500,842
BBVA EMPRESAS 5 FTA	BBVA, S.A.	03/2011	1,250,050	583,224
BBVA EMPRESAS 6 FTA	BBVA, S.A.	12/2011	1,200,154	712,504
BACOMCB 07	BBVA BANCOMER, S.A.	12/2007	155,126	68,226
BACOMCB 08	BBVA BANCOMER, S.A.	03/2008	67,761	32,959
BACOMCB 08U	BBVA BANCOMER, S.A.	08/2008	334,225	212,149
BACOMCB 08-2	BBVA BANCOMER, S.A.	12/2008	341,728	175,491
BACOMCB 09	BBVA BANCOMER, S.A.	08/2009	384,066	250,341
BMERCB 13	BBVA BANCOMER, S.A.	06/2013	635,515	255,874
BBVA-FINANZIA AUTOS 1 FTA	BBVA, S.A.	04/2007	800,000	88,869
GAT FTGENCAT 2005 FTA	BBVA, S.A.	12/2005	249,943	22,840
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2,500,000	1,532,174
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5,000,000	2,991,864
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3,000,000	2,016,480
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5,000,001	3,374,554
BBVA RMBS 9 FTA	BBVA, S.A.	04/2010	1,295,101	1,129,881
BBVA RMBS 10 FTA	BBVA, S.A.	06/2011	1,600,065	1,500,518
BBVA RMBS 11 FTA	BBVA, S.A.	06/2012	1,400,077	1,343,714
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2,500,000	341,309
BBVA UNIVERSALIDAD N6	BBVA COLOMBIA, S.A.	08/2012	84,826	62,715
PEP80040F110	BANCO CONTINENTAL, S.A.	12/2007	6,882	4,564
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1,500,101	174,539
BBVA-7 FTGENCAT FTA	BBVA, S.A.	02/2008	250,010	43,448
BBVA-8 FTPYME FTA	BBVA, S.A.	07/2008	1,100,127	221,776
BBVA PYME 9 FTA	BBVA, S.A.	12/2012	-	392,319
2 PS INTERAMERICANA	BBVA CHILE, S.A.	10/2004	11,742	4,008
2 PS INTERAMERICANA	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	10/2004	20,857	7,120

			Thousands of Euros
Securitization Fund (not consolidated)	Company	Origination Date	Total Securitized Exposures at the Origination Date	Total Securitized Exposures as of December 31, 2012
FTA TDA11	BBVA, S.A.	02/2000	140,287	8,726
FTA TDA13	BBVA, S.A.	12/2000	84,142	10,494
FTA TDA-18 MIXTO	BBVA, S.A.	11/2003	91,000	21,219
AYT 1 HIPOTECARIO, FTH	BBVA, S.A.	06/1999	149,040	5,169
BCL MUNICIPIOS I FTA	BBVA, S.A.	06/2000	1,205,059	87,127
2 PS RBS (ex ABN)	BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	09/2002	8,521	5,665

APPENDIX VI

Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of as of June 30, 2013 and December 31, 2012.

Outstanding as of June 30, 2013 and December 31, 2012 of subordinated issues
	Millions of Euros
Issuer Entity and Issued Date	Currency	June 2013	December 2012	Prevailing Interest Rate as of June 30, 2013	Maturity Date
Issues in Euros
BBVA
July-96	EUR	27	27	9.37%	12/22/2016
October-04	EUR	628	628	4.37%	10/20/2019
February-07	EUR	255	255	4.50%	2/16/2022
March-08	EUR	124	125	6.03%	3/3/2033
July-08	EUR	100	100	6.20%	7/4/2023
December-11	EUR	-	1,237	0.00%	6/30/2013
Different issues (**)	EUR	408		Various
Subtotal	EUR	1,542	2,372
BBVA GLOBAL FINANCE, LTD. (*)
July-99	EUR	58	60	6.35%	10/16/2015
October-11	EUR	10	10	6.08%	10/10/2016
October-01	EUR	46	46	0.81%	10/15/2016
November-01	EUR	53	53	0.90%	11/2/2016
December-01	EUR	56	56	0.91%	12/20/2016
Subtotal	EUR	223	225
BBVA SUBORDINATED CAPITAL, S.A.U. (*)
May-05	EUR	-	-	-	5/23/2017
October-05	EUR	99	99	0.51%	10/13/2020
October-05	EUR	26	26	0.96%	10/20/2017
April-07	EUR	-	-	-	4/3/2017
April-07	EUR	68	68	1.70%	4/4/2022
May-08	EUR	50	50	0.00%	5/19/2023
July-08	EUR	20	20	6.11%	7/22/2018
Subtotal	EUR	263	263
Total issued in Euros		2,028	2,860
(*)‘The issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U., BBVA International Preferred, S.A.U, BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, Ltd, are jointly, severally and irreversibly guaranteed by the Bank
(**) Includes Unnim issues

Outstanding as of June 30, 2013 and December 31, 2012 of subordinated issues
	Millions of Euros
Issuer Entity and Issued Date	Currency	June 2013	December 2012	Prevailing Interest Rate as of June 30, 2013	Maturity Date
Issues in foreign currency
BBVA GLOBAL FINANCE, LTD. (*)
December-95	USD	153	151	7.00%	12/1/2025
October-95	JPY	-	88	-	10/26/2015
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Different issues	CLP	619	647	Various	Various
Subtotal	CLP	619	647
BBVA BANCOMER, S.A. de C.V.
May-07	USD	382	377	6.00%	5/17/2022
April-10	USD	765	755	7.00%	4/22/2020
March-11	USD	956	943	7.00%	3/10/2021
July-12	USD	765	755	7.00%	9/30/2022
September-12	USD	382	377	7.00%	9/30/2022
Subtotal	USD	3,250	3,207
September-06	MXN	147	146	5.00%	9/18/2014
July-08	MXN	70	69	5.00%	7/16/2018
October-08	MXN	176	175	5.00%	9/24/2018
December-08	MXN	168	166	5.00%	11/26/2020
June-09	MXN	160	159	6.00%	6/7/2019
Subtotal	MXN	721	715
BBVA SUBORDINATED CAPITAL, S.A.U.
March-07	GBP	19	19	1.24%	3/11/2018
Subtotal	GBP	19	19
RIVERWAY HOLDING CAPITAL TRUST I
March-01	USD	-	8	-	6/8/2031
Subtotal	USD	-	8
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	38	38	3.12%	3/17/2034
Subtotal	USD	38	38
(*)‘The issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U., BBVA International Preferred, S.A.U, BBVA Subordinated Capital, S.A.U.and BBVA Global Finance, Ltd, are jointly, severally and irreversibly guaranteed by the Bank

Outstanding as of June 30, 2013 and December 31, 2012 of subordinated issues
	Millions of Euros
Issuer Entity and Issued Date	Currency	June 2013	December 2012	Prevailing Interest Rate as of June 30, 2013	Maturity Date
STATE NATIONAL CAPITAL TRUST I
July-03	USD	11	12	3.32%	9/30/2033
Subtotal	USD	11	12
STATE NATIONAL STATUTORY TRUST II
March-04	USD	8	8	3.07%	3/17/2034
Subtotal	USD	8	8
TEXASBANC CAPITAL TRUST I
July-04	USD	19	19	2.88%	7/23/2034
Subtotal	USD	19	19
COMPASS BANK
March-05	USD	167	217	5.50%	4/1/2020
March-06	USD	52	90	5.90%	4/1/2026
September-07	USD	267	264	6.40%	10/1/2017
Subtotal	USD	486	571
BBVA COLOMBIA, S.A.
September-11	COP	42	45	6.38%	9/19/2021
September-11	COP	62	67	6.63%	9/19/2026
September-11	COP	40	44	6.22%	9/19/2018
February-13	COP	80	-	5.56%	2/19/2023
February-13	COP	66	-	5.84%	2/19/2028
Subtotal	COP	290	156
BANCO CONTINENTAL, S.A.
December-06	USD	23	23	3.00%	2/15/2017
May-07	USD	15	15	6.00%	5/14/2027
September-07	USD	15	15	3.00%	9/24/2017
February-08	USD	15	15	6.00%	2/28/2028
June-08	USD	23	23	3.00%	6/15/2018
November-08	USD	15	15	4.00%	2/15/2019
October-10	USD	154	152	7.00%	10/7/2040
Subtotal		260	258
May-07	PEN	11	12	6.00%	5/7/2022
June-07	PEN	19	19	3.00%	6/18/2032
November-07	PEN	16	17	4.00%	11/19/2032
July-08	PEN	14	15	3.00%	7/8/2023
September-08	PEN	16	17	3.00%	9/9/2023
December-08	PEN	9	10	4.00%	12/15/2033
Subtotal	PEN	85	90
Total issues in foreign currencies (Millions of Euros)		5,959	5,987

Outstanding as of June 30, 2013 and December 31, 2012 of preferred issues
	June 2013		December 2012
Issuer Entity and Issued Date	Currency	Amount Issued (Millions)	Currency	Amount Issued (Millions)
BBVA International, Ltd.
December-02	EUR	9	EUR	9
BBVA Capital Finance, S.A.U.
December-03	EUR	350	EUR	350
July-04	EUR	500	EUR	500
December-04	EUR	1,125	EUR	1,125
December-08	EUR	1,000	EUR	1,000
BBVA International Preferred, S.A.U.
September-05	EUR	85	EUR	85
September-06	EUR	164	EUR	164
April-07	USD	600	USD	600
July-07	GBP	31	GBP	31
October-09	EUR	645	EUR	645
October-09	GBP	251	GBP	251
Phoenix Loan Holdings Inc.
November-00	USD	21	USD	25
Caixa Terrasa Soc. de Part. Pref. S.A.U.
August-05	EUR	75	EUR	75
Caixasabadell Preferents, S.A.
December-04	EUR	1	EUR	50
July-06	EUR	90	EUR	75

APPENDIX VII

Consolidated balance sheets held in foreign currency as of June 30, 2013 and December 31, 2012

		Millions of Euros
June 2013	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	6,118	5,244	8,306	19,667
Financial assets held for trading	3,631	13,242	4,549	21,423
Available-for-sale financial assets	8,255	10,120	6,792	25,166
Loans and receivables	61,606	40,573	42,661	144,839
Investments in entities accounted for using the equity method	5	99	8,154	8,259
Tangible assets	769	1,373	818	2,960
Other assets	2,138	4,471	4,185	10,794
Total	82,522	75,122	75,464	233,108
Liabilities-
Financial liabilities held for trading	1,964	5,316	1,410	8,690
Financial liabilities at amortised cost	84,370	50,461	55,804	190,635
Other liabilities	175	8,435	2,587	11,197
Total	86,508	64,212	59,801	210,521

		Millions of Euros
December 2012	USD	Mexican Pesos	Other Foreign Currencies	Total Foreign Currencies
Assets -
Cash and balances with central banks	7,842	5,894	10,799	24,535
Financial assets held for trading	4,028	15,539	3,686	23,254
Available-for-sale financial assets	7,596	8,789	6,754	23,139
Loans and receivables	59,940	38,033	44,912	142,885
Investments in entities accounted for using the equity method	5	95	4,426	4,526
Tangible assets	753	1,275	892	2,920
Other assets	4,166	4,210	3,351	11,727
Total	84,330	73,835	74,820	232,985
Liabilities-
Financial liabilities held for trading	1,950	4,587	1,387	7,924
Financial liabilities at amortised cost	85,320	52,037	57,167	194,524
Other liabilities	1,122	7,975	2,801	11,898
Total	88,392	64,598	61,355	214,346

APPENDIX VIII

Information on data derived from the special accounting registry

The information requested in accordance with the Bank of Spain’s Circular 5/2011 is shown below:

a)	Mortgage market policies and procedures

The Bank has express policies and procedures in place regarding its activities in the mortgage market, which provide for full compliance with applicable legislation pursuant to Royal Decree 716/2009, of 24 April, 2009 implementing certain aspects of Act 2/1981, of 25 March 1981, regulating the mortgage market and other standards of the mortgage and financial system.

The mortgage granting policy is based on a number of criteria aimed at guaranteeing an adequate ratio between the amount of the loan and the payments, and the net income of the applicant. Applicants must in all cases prove sufficient repayment ability (present and future) to meet their repayment obligations, for the mortgage debt and for other debts detected in the financial system, and even those from an estimate of their current expenses deduced from socio-demographic information. Therefore, the applicant’s repayment ability is a key element within the credit decision-making tools and retail risk acceptance manuals, and has a high weighting in the final decision.

During the mortgage risk transaction analysis process, documentation supporting the applicant’s income (payroll, etc.) is required, and the applicant’s position in the financial system is checked through automated default database queries (internal and external), as well as verification in CIRBE. This information is used for calculation purposes in order to determine the level of indebtedness/compliance with the rest of the system. This documentation is kept in the transaction’s file.

In addition, the mortgage granting policy assesses the adequate ratio between the amount of the loan and the appraisal value of the mortgaged asset. If an appropriate level is not exceeded, additional collateral is required to reinforce the transaction’s hedging. In this regard, the policy also establishes that the property to be mortgaged be appraised by an independent appraisal company un-related to the Group and authorized by the Bank of Spain. BBVA selects those entities whose reputation, standing in the market and independence ensure that their appraisals adapt to the market reality in each territory. Each appraisal is reviewed and checked before the loan is granted by BBVA staff and, in those cases where the loan is finally granted, it is kept in the transaction’s file.

As for issues related to the mortgage market, the Group’s Finance Division annually defines the wholesale finance issue strategy, and more specifically mortgage bond issues, such as mortgage covered bonds or mortgage securitization. The Assets and Liabilities Committee (“ALCO”) tracks the budget monthly. The volume and type of assets in these transactions is determined in accordance with the wholesale finance plan, the trend of the Bank’s “Loans and receivables” outstanding balances and market conditions.

The Bank’s Board of Directors authorizes each Mortgage Transfer Certificate and/or Mortgage Participation issued by BBVA to securitize loans and mortgage loans, as well as the establishment of a Base Prospectus for the issue of fixed-income securities through which the mortgage-based securities are implemented, based on the agreements for the issue of fixed-income securities approved by the Annual General Meeting.

As established in article 24 of Royal Decree 716/2009, the volume of unmatured mortgage-based securities issued by a bank may not exceed 80% of a calculation base determined by adding the non-amortized capital of all the loans and mortgage loans in the bank’s portfolio that are eligible and are not covered by the issue of Mortgage Bonds, Mortgage Participations or Mortgage Transfer Certificates. For these purposes, in accordance with the aforementioned Royal Decree 716/2009, in order to be eligible, loans and mortgage loans must: (i) be secured by a first mortgage on the freehold; (ii) the loan’s amount may not exceed 80% of the appraisal value for home mortgages, and 60% for other mortgage lending; (iii) be established on assets exclusively and wholly owned by the mortgagor; (iv) have been appraised by an independent appraisal company unrelated to the Group and authorized by the Bank of Spain; and (v) the mortgaged property must be covered at least by a current damage insurance policy.

The Bank has established a number of controls for the issue of mortgage-based securities, according to which the total volume of mortgage-based securities issued and the remaining eligible collateral are controlled regularly in order to avoid going beyond the limit established in Royal Decree 716/2009, described in the preceding paragraph. In the case of securitizations, the preliminary portfolio of loans and mortgage loans to be securitized is checked by the Bank’s external auditor as required by the Spanish Securities and Exchange Commission. There are also a series of filters through which some loans and mortgage loans are excluded in accordance with legal, commercial and risk concentration criteria.

b)	Quantitative information on activities in the mortgage market

The quantitative information on activities in the mortgage market required by Bank of Spain Circular 5/2011 is shown below.

b.1)	Assets operations

		Millions of Euros
Mortgage loans. Eligibility for the purpose of the mortgage market.		June 2013	December 2012

Nominal value of outstanding loans and mortgage loans	(A)	112,699	101,350

Minus: Nominal value of all outstanding loans and mortgage loans that form part of the portfolio, but have been mobilized through mortgage bond holdings or mortgage transfer certificates.	(B)	(18,084)	(17,605)
Nominal value of outstanding loans and mortgage loans, excluding securitized loans	(A)-(B)	94,615	83,745

Of which:		-	-
Loans and mortgage loans which would be eligible if the calculation limits set forth in Article 12 of Spanish Royal Decree 716/2009 were not applied.	(C)	67,492	69,598

Minus: Loans and mortgage loans which would be eligible but, according to the criteria set forth in Article 12 of Spanish Royal Decree 716/2009, cannot be used to collateralize any issuance of mortgage bonds.	(D)	(4,551)	(5,833)

Eligible loans and mortgage loans that, according to the criteria set forth in Article 12 of Spanish Royal Decree 716/2009, can be used as collateral for the issuance of mortgage bonds	(C)-(D)	62,941	63,765

Issuance limit: 80% of eligible loans and mortgage loans that can be used as collateral	(E )	50,353	51,012
Outstanding Mortgage-covered bonds	(F)	50,168	47,354
Capacity to issue mortgage-covered bonds	(E)-(F)	185	3,658
Memorandum items:		-	-
Percentage of overcollateralization across the portfolio		189%	177%
Percentage of overcollateralization across the eligible used portfolio		125%	135%

Nominal value of available sums (committed and unused) from all loans and mortgage loans.		1,745	988
Of which:		-	-
Potentially eligible		1,498	940
Ineligible		247	48

Nominal value of all loans and mortgage loans that are not eligible, as they do not meet the thresholds set in Article 5.1 of Spanish Royal Decree 716/2009, but do meet the rest of the eligibility requirements indicated in Article 4 of the Royal Decree.		22,243	14,147

Nominal value of the replacement assets subject to the issue of mortgage-covered bonds.		-	-

		Millions of Euros
Mortgage loans. Eligibility for the purpose of the mortgage market.		June 2013	December 2012
Total loans	(1)	112,699	101,350
Issued mortgage participations	(2)	-	-
Of which: recognized on the balance sheet		-	-
Issued mortgage transfer certificates	(3)	18,084	17,605
Of which: recognized on the balance sheet		18,084	17,605
Mortgage loans as collateral of mortgages bonds	(4)	-	-
Loans supporting the issuance of mortgage-covered bonds	1-2-3-4	94,615	83,745
Non elegible loans		27,123	14,147
Comply requirements to be elegible except the limit provided for under the article 5.1 of the Spanish Royal Decree 716/2009		22,243	14,147
Rest		4,880	-
Elegible loans		67,492	69,598
That can not be used as collateral for issuances		4,551	5,833
That can be used as collateral for issuances		62,941	63,765
Loans used to collateralize mortgage bonds		-	-
Loans used to collateralize mortgage-covered bonds		62,941	63,765

	Millions of Euros
	June 2013			December 2012
Mortgage loans. Classification of the nominal values according to different characteristics	Total mortgage loans	Elegibles (*)	Elegibles that can be used as collateral for issuances (**)	Total mortgage loans	Elegibles (*)	Elegibles that can be used as collateral for issuances (**)
TOTAL	94,615	67,492	62,941	83,745	69,598	63,765
By source of the operations
Originated by the bank	80,886	54,955	50,572	72,881	59,172	53,434
Subrogated by other institutions	1,351	1,178	1,164	1,400	1,313	1,301
Rest	12,378	11,359	11,205	9,464	9,113	9,030
By Currency
In euros	94,371	67,283	62,748	83,745	69,598	63,765
In foreign currency	244	209	193	-	-	-
By payment situation
Normal payment	73,574	55,916	55,262	77,776	66,095	63,400
Other situations	21,041	11,576	7,679	5,969	3,503	365
By residual maturity
Up to 10 years	17,378	10,992	9,354	15,517	12,524	10,445
10 to 20 years	26,916	21,401	20,354	24,185	21,845	20,773
20 to 30 years	31,707	23,679	22,341	29,016	25,153	22,888
Over 30 years	18,614	11,420	10,892	15,027	10,076	9,659
By Interest Rate
Fixed rate	2,638	1,097	865	2,509	1,872	1,482
Floating rate	91,977	66,395	62,076	81,236	67,726	62,283
Mixed rate	-	-	-	-	-	-
By Target of Operations
For business activity	22,699	8,455	5,398	19,844	14,665	9,739
From wich: public housing	11,026	3,353	1,002	10,075	7,043	2,789
For households	71,916	59,037	57,543	63,901	54,933	54,026
By type of guarantee
Secured by completed assets/buildings	86,125	65,618	62,046	76,790	65,498	61,380
Residential use	76,714	61,328	58,421	68,520	59,339	55,889
From wich: public housing	7,940	6,386	6,182	7,813	6,899	6,426
Commercial	9,172	4,290	3,625	8,049	6,159	5,491
Other	239	-	-	221	-	-
Secured by assets/buildings under construction	3,796	636	392	2,871	1,946	1,319
Residential use	3,325	463	250	2,447	1,612	1,033
From wich: public housing	215	28	14	143	79	45
Commercial	471	173	142	424	334	286
Other	-	-	-	-	-	-
Secured by land	4,694	1,238	503	4,084	2,154	1,066
Urban	2,002	568	161	2,150	1,112	466
Non-urban	2,692	670	342	1,934	1,042	600

(*) Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009 (**) Taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

	Millions of Euros
		Loan to Value (Last available appraisal risk)
June 2013 Nominal value of the total mortgage loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80%	Total
Home mortgages	14,333	21,262	26,346	-	61,941
Other mortgages	2,839	2,712			5,551
Total	17,172	23,974	26,346	-	67,492

	Millions of Euros
		Loan to Value (Last available appraisal risk)
December 2012 Elegible loans used to collateralize mortgage-covered bonds	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80%	Total
Home mortgages	13,820	21,594	25,736	-	61,150
Other mortgages	4,865	3,583			8,448
Total	18,685	25,177	25,736	-	69,598

	Millions of Euros		Millions of Euros
	June 2013		December 2012
Elegible and non elegible mortgage loans. Changes of the nominal values in the period	Elegibles (*)	Non elegible	Elegibles (*)	Non elegible
Balance at the begining	69,598	14,147	60,335	15,140
Retirements	15,108	1,173	9,090	4,457
Held-to-maturity cancellations	4,118	632	5,629	1,274
Anticipated cancellations	1,134	369	2,708	955
Subrogations to other institutions	2	-	5	2
Rest	9,854	172	748	2,226
Additions	13,002	14,149	18,353	3,464
Acquisition of Unnim	10,958	2,753	-	-
Originated by the bank	1,922	1,556	5,326	2,498
Subrogations to other institutions	11	10	21	15
Rest	111	9,830	13,006	951
Balance at the end	67,492	27,123	69,598	14,147
(*) Not taking into account the thresholds established by Article 12 of Spanish Royal Decree 716/2009

	Millions of Euros
Mortgage loans supporting the issuance of mortgage-covered bonds Nominal value.	June 2013	December 2012
Potentially eligible	1,498	940
Ineligible	247	48
Total	1,745	988

b.2)	Liabilities operations

	Millions of euros
	June 2013		December 2012
Issued Mortgage Bonds	Nominal value	Average residual maturity	Nominal value	Average residual maturity
Mortgage bonds	-		-
Mortgage-covered bonds	53,375		50,063
Of Which: outstanding	50,168		47,354
Of which:Non recognized as liabilities on balance	16,370		16,126

Debt securities issued through public offer	33,108		35,107
Residual maturity up to 1 year	6,730		6,630
Residual maturity over 1 year and less than 2 years	8,205		7,707
Residual maturity over 2 years and less than 3 years	4,500		3,598
Residual maturity over 3 years and less than 5 years	6,922		11,422
Residual maturity over 5 years and less than 10 years	4,551		3,550
Residual maturity over 10 years	2,200		2,200
Debt securities issued without public offer	14,245		13,735
Residual maturity up to 1 year	11,445		1,745
Residual maturity over 1 year and less than 2 years	1,530		11,010
Residual maturity over 2 years and less than 3 years	300		-
Residual maturity over 3 years and less than 5 years	-		-
Residual maturity over 5 years and less than 10 years	830		830
Residual maturity over 10 years	140		150
Deposits	6,022		1,221
Residual maturity up to 1 year	636		300
Residual maturity over 1 year and less than 2 years	893		200
Residual maturity over 2 years and less than 3 years	1,434		200
Residual maturity over 3 years and less than 5 years	735		410
Residual maturity over 5 years and less than 10 years	1,333		71
Residual maturity over 10 years	991		40
Mortgage participations	-		-
Mortgage transfer certificates	18,084		17,605	284
Issued through public offer	18,084		17,605	284
Issued without public offer	-		-	-
(*) Including mortgage-covered bonds hold by the BBVA Group’s companies

Given the characteristics of the mortgage-based securities issued by the Bank, there are no replacement assets linked to such issues.

The Bank holds no derivative financial instruments relating to mortgage bond issues, as defined in the aforementioned Royal Decree.

APPENDIX IX

Risks related to the developer and real-estate sector in Spain

a)	Policies and strategies established by the Group to deal with risks related to the developer and real-estate sector

BBVA has teams specializing in the management of the Real-Estate Sector risk, given its economic importance and specific technical component. This specialization is not only in the Risk-Acceptance teams, but throughout the handling, commercial, problematic management and legal aspects, and includes the research department (BBVA Research), which helps determine the medium/long-term vision needed to manage this portfolio. Specialization has been increased and the management teams in the areas of recovery and the Real Estate Unit itself have been reinforced.

The portfolio management policies, established to address the risks related to the developer and real-estate sector, aim to accomplish, among others, the following objectives: to avoid concentration in terms of customers, products and regions; to estimate the risk profile for the portfolio; and to anticipate possible worsening of the portfolio.

Specific policies for analysis and admission of new developer risk transactions

In the analysis of new operations, the assessment of the commercial operation in terms of the economic and financial viability of the project has been once of the constant points that have helped ensure the success and transformation of construction land operations for our customers’ developments.

As regards the participation of the Risk Acceptance teams, they have a direct link and participate in the committees of areas such as Recoveries and the Real Estate Unit. This guarantees coordination and exchange of information in all the processes.

The following strategies have been implemented with customers in the developer sector: avoidance of large corporate transactions, which had already reduced their share in the years of greatest market growth; non-participation in the second-home market; commitment to public housing financing; and participation in land operations with a high level of urban development security, giving priority to land open to urban development.

Risk monitoring policies

The base information for analyzing the real estate portfolios is updated monthly. The tools used include the so-called “watch-list”, which is updated monthly with the progress of each client under watch, and the different strategic plans for management of special groups. There are plans that involve an intensification of the review of the portfolio for financing land, while, in the case of ongoing promotions, they are classified for monitoring purposes based on the rate of progress of the projects.

These actions have enabled BBVA to anticipate possible impairment situations, by always keeping an eye on BBVA’s position with each customer (whether or not as first creditor). In this regard, key aspects include management of the risk policy to be followed with each customer, contract review, deadline extension, improved collateral, rate review (repricing) and asset purchase.

Proper management of the relationship with each customer requires knowledge of various aspects such as the identification of the source of payment difficulties, an analysis of the company’s future viability, the updating of the information on the debtor and the guarantors (their current situation and business course, economic-financial information, debt analysis and generation of funds), and the updating of the appraisal of the assets offered as collateral.

BBVA has a classification of debtors in accordance with legislation in force in each country, usually categorizing each one’s level of difficulty for each risk.

Based on the information above, a decision is made whether to use the refinancing tool, whose objective is to adjust the structure of the maturity of the debt to the generation of funds and the customer’s payment capacity.

As for the policies relating to risk refinancing with the developer and real-estate sector, they are the same as the general policies used for all of the Group’s risks. In the developer and real estate sector, they are based on clear solvency and viability criteria for projects, with demanding terms for additional guarantees and legal compliance. The policy on refinancing uses outstanding risk rather than nonperforming assets, with a refinancing tool that standardizes criteria and values up to a total of 19 variables when considering any refinancing operation.

In the case of refinancing, the tools used for enhancing the Bank’s position are: the search for new intervening parties with proven solvency and initial payment to reduce the principal debt or outstanding interest; the improvement of the debt bond in order to facilitate the procedure in the event of default; the provision of new or additional collateral; and making refinancing viable with new conditions (period, rate and repayments), adapted to a credible and sufficiently verified business plan.

Policies applied in the management of real estate assets in Spain

The policy applied for managing these assets depends on the type of real-estate asset, as detailed below.

In the case of completed homes, the final aim is the sale of these homes to private individuals, thus diluting the risk and beginning a new business cycle. Here, the strategy has been to help subrogation (the default rate in this channel of business is notably lower than in any other channel of residential mortgages) and to support our customers’ sales directly, using BBVA’s own channel (BBVA Services and our branches), creating incentives for sale and including sale orders for BBVA. In exceptional case we have even accepted partial haircuts, with the aim of making the sale easier.

In the case of ongoing construction work, our strategy has been to help and promote the completion of the works in order to transfer the investment to completed homes. The whole developer Works in Progress portfolio has been reviewed and classified into different stages with the aim of using different tools to support the strategy. This includes the use of developer accounts-payable financing as a form of payment control, the use of project monitoring supported by the Real Estate Unit itself, and the management of direct suppliers for the works as a complement to the developer’s own management.

With respect to land, the fact that the vast majority of our risk is urban land simplifies our management. Urban management and liquidity control to tackle urban planning costs are also subject to special monitoring.

b)	Quantitative information on activities in the real-estate market in Spain

The following quantitative information on real-estate activities in Spain has been prepared using the reporting models required by Bank of Spain Circular 5/2011, of November 30.

As of June 30, 2013 and December 31, 2012, exposure to the construction sector and real-estate activities in Spain stood at €24,908 million and €23,656 million, respectively. Of that amount, risk from loans to construction and real-estate development activities accounted for €14,537 million and €15,358 million, representing 8.1% and 8.7% of loans and advances to customers of the balance of business in Spain (excluding the government and other government agencies) and 2.4% and 2.4% of the total assets of the Consolidated Group.

Lending for real estate development according to the purpose of the loans as of June 30, 2013 and December 31, 2012 is shown below:

	Millions of Euros
June 2013 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Provision Coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	14,537	6,590	5,531
Of which: Impaired assets	7,415	3,759	3,718
Of which: Potential problem assets	1,717	784	551
Memorandum item:
Write-offs	437

	Millions of Euros
December 2012 Financing allocated to construction and real estate development and its coverage	Gross Amount	Drawn Over the Guarantee Value	Specific coverage
Loans recorded by the Group’s credit institutions (Business in Spain)	15,358	6,164	5,642
Of which: Impaired assets	6,814	3,193	3,123
Of which: Potential problem assets	2,092	911	731
Memorandum item:
Write-offs	347

	Millions of Euros
Memorandum item: Consolidated Group Data (carrying amount)	June 2013	December 2012
Total loans and advances to customers, excluding the Public Sector (Business in Spain)	178,686	176,123
Total consolidated assets (total business)	600,997	637,785
Impairment losses determined collectively (total business)	2,616	3,279

The drawn over the guarantee value shown in the tables above corresponds to the difference between the gross amount of each loan and the value of the real rights that, if applicable, were received as security, calculated according to Bank of Spain Circular 3/2010, which complements Appendix IX of Bank of Spain Circular 4/2004. This means that additional regulatory corrective factors ranging from 30% to 50%, based on the type of asset, have been applied to the updated appraisal values.

After applying these corrective factors, the excess value above the guarantee value, which represents the amount to be provisioned in accordance with Bank of Spain Circular 4/2004, amounted to €3,759 million and €784 million for nonperforming assets and substandard assets, respectively, as of June 30, 2013 (€3,193 million and €911 million as of December 31, 2012).

In addition, as of June 30, 2013 and December 31, 2012, specific recognized provisions for loans to the construction and real-estate development sector in Spain amounted to €5,531 million and €5,642 million, respectively.

As of June 30, 2013 and December 31, 2012, the updated appraisal values, without the application of said corrective factors, rose to €17,296 million and €22,793 million, respectively (an average LTV of 84% and 67.4%, respectively) which broadly covers the amount of the debt.

The following is a description of the real estate credit risk based on the types of associated guarantees:

	Millions of Euros
Credit: Gross amount (Business in Spain)	June 2013	December 2012
Without secured loan	1,518	1,441
With secured loan	13,019	13,917
Terminated buildings	7,860	8,167
Homes	6,949	7,148
Other	911	1,019
Buildings under construction	1,516	1,716
Homes	1,473	1,663
Other	43	53
Land	3,643	4,034
Urbanized land	2,311	2,449
Rest of land	1,332	1,585
Total	14,537	15,358

As of June 30, 2013 and December 31, 2012, 64.5% and 64.3% of loans to developers were guaranteed with buildings (89.8% and 89.1% are homes), and only 25.1% and 26.3% by land, of which 63.4% and 60.7% is urbanized, respectively.

The information on the retail mortgage portfolio risk as of June 30, 2013 and December 31, 2012 is as follows:

	Millions of Euros
Housing-acquisition loans to households (Business in Spain)	June 2013	December 2012
With secured loan (gross amount)	85,142	87,224
of which: Impaired loans	3,230	3,163
Total	85,142	87,224

The loan to value (LTV) ratio (resulting from dividing the pending risk at any particular date by the amount of the latest available appraisal) of the above portfolio is as follows:

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value -LTV)
June 2013 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	15,274	22,945	34,220	10,520	2,183	85,142
of which: Impaired loans	384	460	1,120	909	357	3,230

	Millions of Euros
	Total risk over the amount of the last valuation available (Loan To Value -LTV)
December 2012 LTV Breakdown of secured loans to households for the purchase of a home (Business in Spain)(*)	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%	Total
Gross amount	14,942	22,967	35,722	11,704	1,889	87,224
of which: Impaired loans	312	386	1,089	1,005	371	3,163

Outstanding home mortgage loans as of June 30, 2013 and December 31, 2012 2011 had an average LTV of 50.6% and 51% respectively.

As of June 30, 2013 and December 31, 2012, the Group also had a balance of €901 and €906 million in non-mortgage loans for the purchase of housing (of which €27 and €89 million, respectively, were NPA).

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated entities holding such assets is as follows:

	Millions of Euros
	June 2013			December 2012
Information about assets received in payment of debts (Business in Spain)	Gross Value	Provisions	Carrying Amount	Gross Value	Provisions	Carrying Amount
Real estate assets from loans to the construction and real estate development sectors in Spain.	8,863	4,987	3,876	8,894	4,893	4,001
Terminated buildings	2,892	1,308	1,584	3,021	1,273	1,748
Homes	1,961	870	1,091	2,146	877	1,269
Other	931	438	493	875	396	479
Buildings under construction	826	476	350	908	528	380
Homes	789	452	337	881	512	369
Other	37	24	13	27	16	11
Land	5,145	3,203	1,942	4,965	3,092	1,873
Urbanized land	3,396	2,145	1,251	3,247	2,048	1,199
Rest of land	1,749	1,058	691	1,718	1,044	674
Real estate assets from mortgage financing for households for the purchase of a home	2,908	1,142	1,766	2,512	1,020	1,492
Rest of foreclosed real estate assets	799	360	439	653	273	380
Equity instruments, investments and financing to non-consolidated companies holding said assets	730	415	315	702	383	319
Total	13,300	6,904	6,396	12,761	6,569	6,192

As of June 30, 2013 and December 31, 2012, the gross book value of the Group’s real-estate assets from corporate financing of real-estate construction and development was €8,863 million and €8,894 million, respectively, with an average coverage ratio of 56.3% and 55%, respectively.

The gross book value of real-estate assets from mortgage lending to households for home purchase as of June 30, 2013 and December 31, 2012, amounted to €2,908 million and €2,512 million, respectively, with an average coverage ratio of 39.3% and 40.6%, respectively.

As of June 30, 2013 and December 31, 2012, the gross book value of the BBVA Group’s total real-estate assets (business in Spain), including other real-estate assets received as debt payment, was €12,570 million and €12,059 million, respectively. The coverage ratio was 51.6% and 51.3%, respectively.

APPENDIX X: Refinancing and restructuring operations and other requirements under Bank of Spain Circular 6/2012

REFINANCING AND RESTRUCTURING OPERATIONS

a)	Group policies and principles with respect to refinancing or restructuring operations

Refinancing/restructuring operations (see definition in the Glossary, Appendix XI) are carried out with customers who have requested such an operation in order to meet their current debt payments if they are expected, or may be expected, to experience financial difficulty in making the payments in the future.

The basic aim of a refinanced/restructured operation is to provide the customer with a situation of financial viability over time by adapting repayment of the debt incurred with the bank to the customer’s new situation of fund generation. The use of refinancing or restructuring with for other purposes, such as for delaying loss recognition, is contrary to BBVA Group policies.

The BBVA Group’s refinancing/restructuring policies are based on the following general principles:

•

Refinancing and restructuring is authorized according to the capacity of customers to pay the new installments. This is done by first identifying the origin of the payment difficulties and then carrying out an analysis of the customers’ viability, including an updated analysis of their economic and financial situation and capacity to pay and generate funds. If the customer is a company, the analysis also covers the situation of the sector in which it operates.

•

With the aim of increasing the solvency of the operation, new guarantees and/or guarantors of demonstrable solvency are obtained where possible. An essential part of this process is an analysis of the effectiveness of both the new and original guarantees submitted.

•	This analysis is carried out from the overall customer or group perspective, and not only from the perspective of a specific product.

•	Refinancing and restructuring operations do not in general increase the amount of the customer’s debt, except for the expenses inherent to the operation itself.

•	The capacity to refinance and restructure debt is not delegated to the branches, but decided on by the risk units.

•	The decisions adopted are reviewed from time to time with the aim of checking full compliance with refinancing and restructuring policies.

These general principles are adapted in each case according to the conditions and circumstances of each geographical area in which the Group operates, and to the different types of customers involved.

In the case of retail customers (private individuals), the main aim of the BBVA Group’s policy on refinancing/restructuring debt is to avoid default arising from a customer’s temporary liquidity problems by implementing structural solutions that do not increase the customer’s debt. The solution required is adapted to each case and the debt repayment is made easier, in accordance with the following principles:

•

Analysis of the viability of operations based on the customer’s willingness and ability to pay, which may be reduced, but should nevertheless be present. The customer must therefore repay at least the interest on the operation in all cases. No arrangements may be concluded that involve a grace period for both capital and interest.

•	No refinancing/restructuring operations may be concluded on debt that is not incurred with the BBVA Group.

•	Customers subject to refinancing or restructuring operations are excluded from commercial campaigns of any kind.

In the case of wholesale customers (basically businesses and corporations), refinancing/restructuring is authorized according to an economic and financial viability plan based on:

•

Forecast future income, margins and cash flows over a sufficiently long period (around five years) to allow entities to implement cost adjustment measures (industrial restructuring) and a business development plan that can help reduce the level of leverage to sustainable levels (capacity to access the financial markets).

•	Where appropriate, the existence of a divestment plan for assets and/or business segments that can generate cash to assist the deleveraging process.

•	The capacity of shareholders to contribute capital and/or guarantees that can support the viability plan.

As stated in Note 3 of the accompanying Financial Statements, the BBVA Group acquired Unnim in 2012. Unnim’s policies with respect to debt refinancing may have been different from those of BBVA, but after its integration it adapted its policies to those established by the BBVA Group.

In accordance with the Group’s policy, the conclusion of a debt refinancing/restructuring operation does not imply the debt is reclassified from “impaired” or “substandard” to outstanding risk; such a reclassification must be based on the analysis mentioned earlier of the viability and effectiveness of the new guarantees submitted.

In any event, the Group maintains its policy of including risks relating to refinanced/restructured assets as either: “doubtful assets”, as although the customer is up to date with payments, they are classified as impaired for reasons other than their default when there are significant doubts that the terms of their refinancing may not be met; “substandard assets”, because there is some material doubt as to possible non-compliance with the refinanced operation; or “normal-risk assets” (although as mentioned in the table in the following section, they continue to be classified as “normal-risk assets with special monitoring” until the conditions established by Bank of Spain Circular 6/2012 for their consideration as outstanding risk are met).

The conditions established by the Bank of Spain’s Circular 6/2012 for “normal-risk assets with special monitoring” to be reclassified out of this special monitoring category are as follows:

•	The customer must have paid past-due amounts (principal and interest) since the date of the renegotiation or restructuring of the operation;

•	At least two years must have elapsed since the renegotiation or restructuring of the operation;

•

The customer must have paid at least 20% of the outstanding principal amount of the loan as well as all the past-due amounts (principal and interest) that were outstanding as of the date of the renegotiation or restructuring of the operation; and

•

It is unlikely that the borrower will have financial difficulties and, therefore, it is expected that the borrower will be able to meet its debt payment obligations (principal and interest) in a timely manner.

The BBVA Group’s refinancing/restructuring policy provides for the possibility of multiple modifications, which shall be approved on an individual basis based on the risk profile of the relevant customer and its degree of compliance with the prior payment calendar.

The internal models used to determine allowances for loan losses consider the restructuring or renegotiation of a loan, as well as re-defaults on a loan, by assigning a lower internal rating to restructured/renegotiated loans than the average internal rating assigned to non-restructured/renegotiated loans. This downgrade results in an increase in the probability of default (PD) assigned to restructured/renegotiated loans (with the resulting PD being higher than the average PD of the non- renegotiated loans in the same portfolios).”

b)	Quantitative information on refinancing and restructuring operations.

BALANCE OF FORBEREANCE (a)

BBVA GROUP JUNE 2013 (Millions of Euros)	NORMAL (b)						SUBSTANDARD
	Real estate mortgage secured		Rest of secured loans (c)		Unsecured loans		Real estate mortgage secured		Rest of secured loans (c)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount
1 Government agencies	1	6	16	112	24	711	1	1	3	242	5	237	17
2 Other legal entities and individual entrepreneurs	9,369	3,223	788	234	25,198	2,678	3,869	2,094	681	669	9,161	1,087	768
Of which: Financing the construction and property development	2,098	1,588	43	40	318	356	677	904	129	488	134	44	504
3 Other individuals	75,069	3,992	4,992	634	95,650	382	33,295	2,740	3,948	678	20,990	249	200
4 Total	84,439	7,220	5,796	980	120,872	3,770	37,165	4,835	4,632	1,589	30,156	1,574	985

BBVA GROUP JUNE 2013 (Millions of Euros)	IMPAIRED							TOTAL
	Real estate mortgage secured		Rest of secured loans (c)		Unsecured loans		Specific coverage
	Number of operations	Gross amount	Number of operations	Gross amount	Number of operations	Gross amount		Number of operations	Gross amount	Specific coverage
1 Government agencies	1	2	2	10	-	-	3	53	1,321	19
2 Other legal entities and individual entrepreneurs	9,128	5,094	1,083	1,056	12,781	1,514	3,349	72,058	17,649	4,116
Of which: Financing the construction and property development	4,417	3,523	349	786	806	488	2,393	8,971	8,217	2,897
3 Other individuals	33,763	2,211	2,040	326	53,768	290	699	323,515	11,503	899
4 Total	42,892	7,307	3,125	1,393	66,549	1,804	4,050	395,626	30,472	5,035

(a)    Includes all forbereance operations as defined in paragraph 1.g) of Annex IX of Circular 4/2004 of the Bank of Spain

(b)    Risks rated as normal in special monitoring as stated in paragraph 7.a) of Annex IX of the Circular 4/2004 of the Bank of Spain.

(c)    Includes mortgage-backed real estate operations not full, ie loan to value greater than 1, and secured operations, other than transactions secured by real estate mortgage, of whatever their loan to value.

As of June 30, 2013, refinancing/restructuting loans by BBVA S.A. amounted to €24,209 million, of which 36% were classified as “normal”, 27% as “substandard” and 37% as “impaired”. Specific coverage ratio of these loans was 18%.

OTHER REQUIREMENTS UNDER BANK OF SPAIN CIRCULAR 6/2012

a)	Quantitative information on the concentration of risks by activity and guarantees

LOANS AND ADVANCES TO CUSTOMERS BY ACTIVITY (carrying amount)

Millions of Euros
June 2013	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Collateralized Credit Risk. Loan to value
				Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	38,238	474	1,616	99	144	191	353	1,302
2 Other financial institutions	727	145	51	45	39	55	57	-
3 Non-financial institutions and individual entrepreneurs	144,326	39,233	16,798	17,843	11,436	12,834	8,224	5,695
3.1 Construction and property development	13,830	10,293	179	2,116	2,803	3,403	1,077	1,073
3.2 Construction of civil works	6,856	1,496	512	842	367	199	233	367
3.3 Other purposes	123,640	27,444	16,107	14,884	8,266	9,232	6,914	4,256
3.3.1 Large companies	78,053	10,956	4,132	5,659	2,990	2,321	2,043	2,075
3.3.2 SMEs and individual entrepreneurs	45,587	16,488	11,975	9,225	5,275	6,910	4,871	2,181
4 Rest of households and NPISHs	158,903	114,125	2,533	22,720	29,069	58,588	4,817	1,464
4.1 Housing	119,641	112,993	385	21,737	28,443	57,813	4,211	1,175
4.2 Consumption	34,399	464	1,821	650	402	593	486	154
4.3 Other purposes	4,863	668	327	332	224	183	120	135
SUBTOTAL	342,194	153,977	20,998	40,707	40,688	71,668	13,451	8,461
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	3,652
6 TOTAL	338,542	153,977	20,998	40,707	40,688	71,668	13,451	8,461
MEMORANDUM:
Forbereance operations	22,172	18,833	626	3,816	3,237	6,836	3,089	2,481
(*) The amounts included in this table are net of impairment losses.

			Millions of Euros
				Collateralized Credit Risk. Loan to value
December 2012	TOTAL (*)	Of which: Mortgage loans	Of which: Secured loans	Less than or equal to 40%	Over 40% but less than or equal to 60%	Over 60% but less than or equal to 80%	Over 80% but less than or equal to 100%	Over 100%
1 Government agencies	36,836	673	2,796	147	199	258	8	2,857
2 Other financial institutions	1,463	41	6	12	19	11	4	-
3 Non-financial institutions and individual entrepreneurs	151,281	40,980	22,872	22,233	13,391	15,511	7,342	5,383
3.1 Construction and property development	24,126	15,576	4,542	5,201	4,986	6,125	1,739	2,066
3.2 Construction of civil works	6,165	1,175	604	693	373	263	98	353
3.3 Other purposes	120,990	24,228	17,726	16,339	8,032	9,123	5,506	2,964
3.3.1 Large companies	78,233	11,103	4,107	8,722	2,661	1,950	769	1,118
3.3.2 SMEs and individual entrepreneurs	42,757	13,125	13,620	7,618	5,371	7,172	4,737	1,846
4 Rest of households and NPISHs	157,478	114,065	2,484	22,066	28,770	45,644	16,787	3,283
4.1 Housing	118,586	111,466	334	19,776	27,937	44,815	16,345	2,927
4.2 Consumption	32,782	420	1,762	1,232	270	360	224	96
4.3 Other purposes	6,109	2,180	387	1,058	563	468	218	259
SUBTOTAL	347,058	155,760	28,157	44,459	42,380	61,423	24,142	11,523
5 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	4,827
6 TOTAL	342,231

MEMORANDUM:
Forbereance operations	24,462	18,258	3,620	4,917	3,839	5,730	4,160	3,233
(*) The amounts included in this table are net of impairment losses.

b)	Quantitative information on the concentration of risks by activity and geographical areas

	Millions of Euros
June 2013	TOTAL(*)	Spain	Rest of European Union	America	Rest of the world
1 Credit institutions	70,944	15,708	35,279	6,553	13,405
2 Government agencies	118,608	67,588	10,939	39,247	834
2.1 Central Administration	87,419	40,832	10,419	35,833	335
2.2 Rest	31,189	26,756	520	3,415	499
3 Other financial institutions	44,532	10,298	12,810	20,396	1,028
4 Non-financial institutions and individual entrepreneurs	181,289	84,622	22,850	68,722	5,095
4.1 Construction and property development	13,272	10,887	270	2,114	-
4.2 Construction of civil works	9,839	4,908	1,950	2,894	88
4.3 Other purposes	158,178	68,827	20,630	63,713	5,008
4.3.1 Large companies	104,704	46,240	16,833	37,401	4,230
4.3.2 SMEs and individual entrepreneurs	53,473	22,587	3,797	26,312	777
5 Rest of households and NPISHs	162,437	95,224	4,551	62,358	303
5.1 Housing	119,630	85,526	2,869	31,017	219
5.2 Consumption	34,399	6,263	1,056	27,077	3
5.3 Other purposes	8,408	3,436	626	4,264	81
SUBTOTAL	577,810	273,441	86,429	197,276	20,665
6 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	3,696
7 TOTAL	574,114	273,441	86,429	197,276	20,665

(*) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Other equity securities, Trading derivatives, Hedging derivatives, Investments and Contingent risks. The amounts included in this table are net of impairment losses.

	Millions of Euros
December 2012	TOTAL(*)	Spain	Rest of European Union	America	Rest of the world
1 Credit institutions	65,173	14,861	43,272	1,321	5,719
2 Government agencies	113,443	62,028	9,158	42,227	29
2.1 Central Administration	86,395	36,948	8,751	40,679	17
2.2 Rest	27,047	25,080	407	1,548	12
3 Other financial institutions	51,088	9,406	14,488	26,977	217
4 Non-financial institutions and individual entrepreneurs	184,712	88,023	25,507	69,304	1,878
4.1 Construction and property development	23,545	14,950	270	8,324	0
4.2 Construction of civil works	9,081	4,763	1,830	2,473	16
4.3 Other purposes	152,086	68,310	23,407	58,507	1,862
4.3.1 Large companies	103,217	43,546	18,406	39,648	1,617
4.3.2 SMEs and individual entrepreneurs	48,869	24,764	5,001	18,858	245
5 Rest of households and NPISHs	173,082	110,510	4,237	58,220	116
5.1 Housing	133,346	98,951	3,089	31,193	113
5.2 Consumption	32,682	6,592	391	25,713	(14)
5.3 Other purposes	7,054	4,967	756	1,314	17
SUBTOTAL	587,498	284,827	96,661	198,050	7,960
6 Less: Valuation adjustments due to impairment of assets not attributable to specific operations	4,733
7 TOTAL	582,766	284,827	96,661	198,050	7,960

(*) The definition of risk for the purpose of this statement includes the following items on the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt securities, Other equity securities, Trading derivatives, Hedging derivatives, Investments and Contingent risks. The amounts included in this table are net of impairment losses.

APPENDIX XI

Glossary

Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
Amortized cost	The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.
Associates	Companies in which the Group has a significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.
Available-for-sale financial assets	Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.
Basic earnings per share	Calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period
Business combination	A business combination is a transaction, or any other event, through which a single entity obtains the control of one or more businesses
Cash flow hedges	Those that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could effect profit or loss.
Commissions and fees	Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
- Fees and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected
- Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
- Fees and commissions generated by a single act are accrued upon execution of that act.
Contingencies	Current obligations of the entity arising as a result of past events whose existence depends on the occurrence or non-occurrence of one or more future events independent of the will of the entity.
Contingent liabilities	Possible obligations of the entity that arise from past events and whose existence depends on the occurrence or non-occurrence of one or more future events independent of the entity’s will and that could lead to the recognition of financial assets.

Contingent risks	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.
Control	An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. An investor controls an investee if and only if the investor has all the following:
(a) Power; An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities, ie the activities that significantly affect the investee’s returns.
(b) Returns; An investor is exposed, or has rights, to variable returns from its involvement with the investee when the investor’s returns from its involvement have the potential to vary as a result of the investee’s performance. The investor’s returns can be only positive, only negative or both positive and negative.
(c) Link between power and returns; An investor controls an investee if the investor not only has power over the investee and exposure or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee.
Correlation risk	Correlation risk is related to derivatives whose final value depends on the performance of more than one underlying asset (primarily, stock baskets) and indicates the existing variability in the correlations between each pair of assets.
Current service cost	Current service cost is the increase in the present value of a defined benefit obligation resulting from employee service in the current period.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.
Debt certificates	Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.
Deferred tax assets	Taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.
Defined benefit plans	Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.
Defined contribution plans	Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.

Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.
Deposits from customers	Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, that are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.
Diluted earnings per share	This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instruments outstanding the year. For the purpose of calculating diluted earnings per share, an entity shall assume the exercise of dilutive warrants of the entity. The assumed proceeds from these instruments shall be regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period shall be treated as an issue of ordinary shares for no consideration. Such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.
Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Eligible capital for regulatory capital adequacy calculations.
Economic profit	This metric measures the part of attributable adjusted profit (attributable profit + adjustment for expected loss, net income and valuation) in excess of the cost of equity employed, and measures the profits generated in excess of market expectations of returns on equity capital. This is used at the management level; for annual public reporting; for incentives in some business areas; and in the Group’s value map.
Effective interest rate	Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.
Employee expenses	All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.
Equity	The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, non-controlling interests.
Equity instruments	An equity instrument that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Equity Method	Is a method of accounting whereby the investment is initially recognised at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets.
The investor’s profit or loss includes its share of the investee’s profit or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.
Exchange/translation differences	Exchange differences (PyL): Includes the earnings obtained in currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency. Exchange differences (valuation adjustments): those recorded due to the translation of the financial statements in foreign currency to the functional currency of the Group and others recorded against equity.
Fair value	The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair value hedges	Derivatives that hedge the exposure to changes in the fair value of assets and liabilities or firm commitments that have not be recognized, or of an identified portion of said assets, liabilities or firm commitments, attributable to a specific risk, provided it could affect the income statement.
Fees	See Commissions, fees and similar items
Financial guarantees	Contracts that require the issuer to make specified payments to reimburse the holder for a loss it incurs when a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, insurance contracts or credit derivatives.
Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.
Financial liabilities at amortized cost	Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.
Full consolidation method	Method used for the consolidation of the accounts of the Group’s subsidiaries. The assets and liabilities of the Group entities are incorporated line-by-line on the consolidate balance sheets, after conciliation and the elimination in full of intragroup balances, including amounts payable and receivable.
Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations:
(a) income and expenses in respect of intragroup transactions are eliminated in full.
(b) profits and losses resulting from intragroup transactions are similarly eliminated.
The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.

Gains or losses on financial assets and liabilities, net	This heading reflects fair value changes in financial instruments - except for changes attributable to accrued interest upon application of the interest rate method and asset impairment losses (net) recognized in the income statement - as well as gains or losses generated by their sale - except for gains or losses generated by the disposal of investments in subsidiaries, jointly controlled entities and associates an of securities classified as held to maturity.
Goodwill	Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.
Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.
Hedging derivatives	Derivatives designated as hedging instruments in an accounting hedge. The fair value or future cash flows of those derivatives is expected to offset the differences in the fair value or cash flows of the items hedged.
Held-to-maturity investments	Held-to-maturity investments are financial assets traded on an active market, with fixed maturity and fixed or determinable payments and cash flows that an entity has the positive intention and financial ability to hold to maturity.
Held for trading (assets and liabilities)	Financial assets and liabilities acquired or incurred primarily for the purpose of profiting from variations in their prices in the short term.
This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).
Impaired/doubtful/non- performing portfolio	Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss.
Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:
1. A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).
2. A significant or prolonged drop in fair value below cost in the case of equity instruments.
Income from equity instruments	Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.
Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.

Inventories	Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.
Investment properties	Investment property is property (land or a building—or part of a building—or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.
Joint arrangement	An arrangement of which two or more parties have joint control.
Joint control	The contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.
Joint venture	A joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venturer shall recognise its interest in a joint venture as an investment and shall account for that investment using the equity method in accordance with IAS 28 Investments in Associates and Joint Ventures.
Leases	A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.
(a) A lease is classified as a finance lease when it substantially transfers all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract.
(b) A lease will be classified as operating lease when it is not a financial lease.
Liabilities associated with non-current assets held for sale	The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.
Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.
Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities.
Loans and receivables	Financial instruments with determined or determinable cash flows and in which the entire payment made by the entity will be recovered, except for reasons attributable to the solvency of the debtor. This category includes both the investments from the typical lending activity (amounts of cash available and pending maturity by customers as a loan or deposits lent to other entities, and unlisted debt certificates), as well as debts contracted by the purchasers of goods, or users of services, that form part of the entity’s business. It also includes all finance lease arrangements in which the consolidated subsidiaries act as lessors.
Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.

Mortgage-covered bonds	Financial asset or security created from mortgage loans and backed by the guarantee of the mortgage loan portfolio of the entity.
Non-controlling interests	The net amount of the profit or loss and net assets of a subsidiary attributable to associates outside the group (that is, the amount that is not owned, directly or indirectly, by the parent), including that amount in the corresponding part of the consolidated earnings for the period.
Non-current assets held for sale	A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:
a) it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.
b) the sale is considered highly probable.
Non-monetary assets	Assets and liabilities that do not provide any right to receive or deliver a determined or determinable amount of monetary units, such as tangible and intangible assets, goodwill and ordinary shares subordinate to all other classes of capital instruments.
Non performing contingent risk	The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for contingent risks. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.
Non Performing Loans (NPL)	The balance of non performing risks, whether for reasons of default by customers or for other reasons as detailed in section II of Annex IX of Bank of Spain Circular 04/2004, for exposures on balance loans to customers. This figure is shown gross: in other words, it is not adjusted for value corrections (loan loss reserves) made.
NPA Coveraged ratio	Impairment allowances (generic, specific and country risk allowance) as a percentage of the non performing assets (the sum of impaired loans and advances to customers and impaired contingent liabilities to customers).
NPA ratio	Represents the sum of impaired loans and advances to customers and impaired contingent liabilities to customers divided by the sum of Loans and advances to customers and Contingent liabilities to customers.
Other equity instruments	This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.
Other financial assets/liabilities at fair value through profit or loss	Instruments designated by the entity from the start at fair value with changes in profit or loss. Only the following can be included in the category: assets and liabilities that are deemed “hybrid financial assets and liabilities” and for which the fair value of the embedded derivatives cannot be reliably determined.
These are financial assets managed jointly with “Liabilities under insurance contracts” valued at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.
These headings also include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.

Own/treasury shares	The amount of own equity instruments held by the entity.
Past service cost	It is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits.
Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.
Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.
Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.
Provisions for contingent liabilities and commitments	Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.
Provision for credit losses	Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.
Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.
Public-covered bonds	Financial asset or security created from public loans and backed by the guarantee of the public debt portfolio of the entity.
Refinancing Operation	An operation which, irrespective of the holder or guarantees involved, is granted or used for financial or legal reasons related to current or foreseeable financial difficulties that the holder(s) may have in settling one or more operations granted by the entity itself or by other companies in its group to the holder(s) or to another company or companies of its group, or through which such operations are totally or partially brought up to date with their payments, in order to enable the holders of the settled or refinanced operations to pay off their debt (principal and interest) because they are unable, or are expected to be unable, to meet the conditions in a timely and appropriate manner.
Renewal Operation	An operation arranged to replace another one granted previously by the entity itself, when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the operation is arranged for reasons other than refinancing.

Restructured Operation	An operation whose financial conditions are modified for economic or legal reasons related to the holder’s (or holders’) current or foreseeable financial difficulties, in order to enable payment of the debt (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the debt, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile.
Refinanced Operation	An operation which is totally or partially brought up to date with its payments as a result of a refinancing operation made by the entity itself or by another company in its group.
Renegotiated Operation	An operation whose financial conditions are modified when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the conditions are modified for reasons other than restructuring.
Reserves	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of costs in the issue or reduction of own equity instruments, sale of own equity instruments, actuarial gains on pension plans and the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors.
Securitization fund	A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.
Separate vehicle	A separately identifiable financial structure, including separate legal entities or entities recognised by statute, regardless of whether those entities have a legal personality.
Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.
Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.

Significant influence	Is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. If an entity holds, directly or indirectly (eg through subsidiaries), 20 per cent or more of the voting power of the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the entity holds, directly or indirectly (eg through subsidiaries), less than 20 per cent of the voting power of the investee, it is presumed that the entity does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.
The existence of significant influence by an entity is usually evidenced in one or more of the following ways:
(a) representation on the board of directors or equivalent governing body of the investee;
(b) participation in policy-making processes, including participation in decisions about dividends or other distributions;
(c) material transactions between the entity and its investee;
(d) interchange of managerial personnel; or
(e) provision of essential technical information.
Structured Entities	A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements. A structured entity often has some or all of the following features or attributes:
(a) restricted activities.
(b) a narrow and well-defined objective, such as to effect a tax-efficient lease, carry out research and development activities, provide a source of capital or funding to an entity or provide investment opportunities for investors by passing on risks and rewards associated with the assets of the structured entity to investors.
(c) insufficient equity to permit the structured entity to finance its activities without subordinated financial support.
(d) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).
Restructured Operation	An operation whose financial conditions are modified for economic or legal reasons related to the holder’s (or holders’) current or foreseeable financial difficulties, in order to enable payment of the debt (principal and interest), because the holder is unable, or is expected to be unable, to meet those conditions in a timely and appropriate manner, even if such modification is provided for in the contract. In any event, the following are considered restructured operations: operations in which a haircut is made or assets are received in order to reduce the debt, or in which their conditions are modified in order to extend their maturity, change the amortization table in order to reduce the amount of the installments in the short term or reduce their frequency, or to establish or extend the grace period for the principal, the interest or both; except when it can be proved that the conditions are modified for reasons other than the financial difficulties of the holders and, are similar to those applied on the market on the modification date for operations granted to customers with a similar risk profile.
Refinanced Operation	An operation which is totally or partially brought up to date with its payments as a result of a refinancing operation made by the entity itself or by another company in its group.

Renegotiated Operation	An operation whose financial conditions are modified when the borrower is not experiencing financial difficulties, and is not expected to experience them in the future, i.e. the conditions are modified for reasons other than restructuring.
Reserves	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of costs in the issue or reduction of own equity instruments, sale of own equity instruments, actuarial gains on pension plans and the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors.
Securitization fund	A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.
Separate vehicle	A separately identifiable financial structure, including separate legal entities or entities recognised by statute, regardless of whether those entities have a legal personality.
Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.
Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.
Significant influence	Is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. If an entity holds, directly or indirectly (eg through subsidiaries), 20 per cent or more of the voting power of the investee, it is presumed that the entity has significant influence, unless it can be clearly demonstrated that this is not the case. Conversely, if the entity holds, directly or indirectly (eg through subsidiaries), less than 20 per cent of the voting power of the investee, it is presumed that the entity does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an entity from having significant influence.
The existence of significant influence by an entity is usually evidenced in one or more of the following ways:
(a) representation on the board of directors or equivalent governing body of the investee;
(b) participation in policy-making processes, including participation in decisions about dividends or other distributions;
(c) material transactions between the entity and its investee;
(d) interchange of managerial personnel; or
(e) provision of essential technical information.
Structured Entities	A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
A structured entity often has some or all of the following features or attributes:
(a) restricted activities.
(b) a narrow and well-defined objective, such as to effect a tax-efficient lease, carry out research and development activities, provide a source of capital or funding to an entity or provide investment opportunities for investors by passing on risks and rewards associated with the assets of the structured entity to investors.

(c) insufficient equity to permit the structured entity to finance its activities without subordinated financial support.
(d) financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches).
Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.
Subsidiaries	Companies over which the Group exercises control. An entity is presumed to have control over another when it possesses the right to oversee its financial and operational policies, through a legal, statutory or contractual procedure, in order to obtain benefits from its economic activities. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:
(a) an agreement that gives the parent the right to control the votes of other shareholders;
(b) power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;
(c) power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.
Substandard risk	All debt instruments and contingent risks which do not meet the criteria to be classified individually as non-performing or written-off, but show weaknesses that may entail for the entity the need to assume losses greater than the hedges for impairment of risks subject to special monitoring.
Stockholders’ funds	Contributions by stockholders, accumulated earnings recognized in the income statement and the equity components of compound financial instruments.
Structured credit products	Special financial instrument backed by other instruments building a subordination structure.
Tax liabilities	All tax related liabilities except for provisions for taxes.
Trading derivatives	The fair value in favor (assets) or again (liabilities) of the entity of derivatives not designated as accounting hedges.
TSR	Total Shareholder Return.
The total return of a stock to an investor (capital gain plus dividends)

Unit-link	This is life insurance in which the policyholder assumes the risk. In these policies, the funds for the technical insurance provisions are invested in the name of and on behalf of the policyholder in shares of Collective Investment Institutions and other financial assets chosen by the policyholder, who bears the investment risk.
Value at Risk (VaR)	Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level.
VaR figures are estimated following two methodologies:
- VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.
- VaR with smoothing, which weights more recent market information more heavily. This is a metric which supplements the previous one.
VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

APPENDIX XII:

Additional disclosure required by the Regulation S-X.

Financial Statements of Issuers of Guaranteed Securities

In connection with Rule 3-10 (Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered) of Regulation S-X:

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BBVA International Preferred, S.A. (Unipersonal) – an issuer of registered preferred securities guaranteed by the Bank – does not file the financial statements required for a registrant by Regulation S-X as it is a 100% owned finance subsidiary of the Bank and the Bank fully and unconditionally guarantees its preferred securities (Serie “C” is listed in the United States). No other subsidiary of the Bank guarantees such securities.

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BBVA U.S Senior S.A. (Unipersonal) and BBVA Subordinated Capital, S.A. (Unipersonal) do not file the financial statements required for a registrant by Regulation S-X as these companies are 100% owned finance subsidiaries of the Bank and the Bank will fully and unconditionally guarantee any future securities issued by any of such companies. No other subsidiary of the Bank will guarantee any such securities.

We are not aware of any legal or economic restrictions on the ability of these subsidiaries to transfer funds to the Bank in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted.